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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of MARCH, 2010.

Commission File Number 1-13334

REED ELSEVIER PLC
(Translation of registrant's name into English)

1-3 STRAND, LONDON, WC2N 5JR
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-____________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reed Elsevier PLC
(Registrant)

Date 18 March 2010

By [signature]
(Signature) *
L DIXON
DEPUTY SECRETARY

* Print the name and title under the signature of the signing officer.

SEC 1815 (04-09)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Documentation Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C. Preparation and Filing of Report.

(1) The Form 6-K report shall consist of a cover page, the report or document furnished by the issuer, and a signature page. An issuer must submit the Form 6-K report in electronic format via the Commission's Electronic Data Gathering, Analysis, and Retrieval (EDGAR) system in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232) except as discussed below. An issuer submitting the Form 6-K in electronic format must provide the signatures required for the Form 6-K report in accordance with Regulation S-T Rule 302 (17 CFR 232.302). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940

(2) An issuer may submit a Form 6-K in paper under:

- Regulation S-T Rule 101(b)(1) (17 CFR 232.101(b)(1)) if the sole purpose of the Form 6-K is to furnish an annual report to security holders;

- Regulation S-T Rule 101(b)(7) to provide a report or other document that the issuer must furnish and make public under the laws of the jurisdiction in which it is incorporated, domiciled or legally organized (the issuer's "home country"), or under the rules of the home country exchange on which the issuer's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the issuer's security holders, and, if discussing a material event, including the disclosure of annual audited or interim consolidated financial results, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR; or

- a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202).

Note to paragraph (2): An issuer that is or will be incorporating by reference all or part of an annual or other report to security holders, or of any part of a paper Form 6-K, into an electronic filing must file the incorporated portion in electronic format as an exhibit to the filing in accordance with Regulation S-T Rule 303(b) (17 CFR 232.303(b)).

(3)When submitting a Form 6-K in paper under one of the above rules, an issuer must check the appropriate box on the cover page of the Form 6-K. When submitting a Form 6-K in paper under a hardship exemption, an issuer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form 6-K.

(4) An issuer furnishing the Form 6-K in paper under one of the above rules, or as otherwise permitted by the Commission, must deposit with the Commission eight complete copies of the Form 6-K report. An issuer must also file at least one complete copy of the Form 6-K with each United States stock exchange on which any security of the issuer is listed and registered under Section 12(b) of the Exchange Act. The issuer must have signed at least one of the paper copies deposited with the Commission and one filed with each United States stock exchange in accordance with Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) when submitting the Form 6-K in paper to the Commission. An issuer submitting the Form 6-K in paper must also conform the unsigned copies. When submitting the Form 6-K in electronic format to the Commission, an issuer may submit a paper copy containing typed signatures to each United States stock exchange in accordance with Regulation S-T Rule 302(c) (17 CFR 232.302(c)).

(5) *XBRL-Related Documents.* Only a registrant that prepares its financial statements in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.) is permitted to participate in the voluntary XBRL (eXtensible Business Reporting Language) program and, as a result, may submit XBRL-Related Documents (§232.11 of this chapter). XBRL-Related Documents submitted as an exhibit to a Form 6-K must be listed as exhibit 100. Rule 401 of Regulation S –T (§232.401 of this chapter) sets forth further details regarding eligibility to participate in the voluntary XBRL program.

(6) Interactive Data File. An Interactive Data File (§232.11 of this chapter) is:

(a) Required to be submitted and posted. Required to be submitted to the Commission and posted on the registrant's corporate Web site, if any, in the manner provided by Rule 405 of Regulation S-T (§232.405 of this chapter) and, as submitted, listed as exhibit 101, if the registrant does not prepare its financial statements in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.) and is described in subparagraph (a)(i), (ii) or (iii) of this paragraph (6), except that an Interactive Data File: first is required for a periodic report on Form 10-Q (§249.308a of this chapter), Form 20-F (§249.220f of this chapter) or Form 40-F (§249.240f of this chapter), as applicable; and is required for a Form 6-K (§249.306 of this chapter) only when the Form 6-K contains either of the following: audited annual financial statements that are a revised version of financial statements that previously were filed with the Commission that have been revised pursuant to applicable accounting standards to reflect the effects of certain subsequent events, including a discontinued operation, a change in reportable segments or a change in accounting principle; or current interim financial statements included pursuant to the nine-month updating requirement of Item 8.A.5 of Form 20-F, and, in either such case, the Interactive Data File would be required only as to such revised financial statements or current interim financial statements regardless whether the Form 6-K contains other financial statements:

(i) A large accelerated filer (§240.12b-2 of this chapter) that had an aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of more than $5 billion as of the last business day of the second fiscal quarter of its most recently completed fiscal year that prepares its financial statements in accordance with generally accepted accounting principles as used in the United States and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2009;

(ii) A large accelerated filer not specified in subparagraph (a)(i) of this paragraph (6) that prepares its financial statements in accordance with generally accepted accounting principles as used in the United States and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2010; or

(iii) A filer not specified in subparagraph (a)(i) or (ii) of this paragraph (6) that prepares its financial statements in accordance with either generally accepted accounting principles as used in the United States or International Financial Reporting Standards as issued by the International Accounting Standards Board, and the filing contains financial statements of the registrant for a fiscal period that ends on or after June 15, 2011.

(b) Permitted to be submitted. Permitted to be submitted to the Commission in the manner provided by Rule 405 of Regulation S-T (§232.405 of this chapter) if the:

(i) Registrant prepares its financial statements:

(A) In accordance with either:

(1) Generally accepted accounting principles as used in the United States; or

(2) International Financial Reporting Standards as issued by the International Accounting Standards Board; and

(B) Not in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.); and

(ii) Interactive Data File is not required to be submitted to the Commission under subparagraph (a)(i) of this paragraph (6).

(c) Not permitted to be submitted. Not permitted to be submitted to the Commission if the registrant prepares its financial statements in accordance with Article 6 of Regulation S-X (17 CFR 210.6-01 et seq.).

D. Treatment of Foreign Language Documents.

(1) An issuer must submit the Form 6-K report in electronic format in the English language in accordance with Regulation S-T Rule 306 (17 CFR 232.306) and Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)), as referenced in Regulation S-T Rule 306(a) (17 CFR 232.306(a)), except as otherwise provided by this Form. An issuer submitting the Form 6-K in paper must meet the requirements of Exchange Act Rule 12b-12(d) (17 CFR 240.12b-12(d)). In accordance with, or in addition to, the list of documents specified in Exchange Act Rule 12b-12(d)(2) (17 CFR 240.12b-12(d)(2)), an issuer must provide a full English translation of the following documents furnished under cover of Form 6-K whether submitted electronically or in paper:

- press releases;
- communications and other documents distributed directly to security holders for each class of securities to which a reporting obligation under Exchange Act Section 13(a) or 15(d) pertains, except for offering circulars and prospectuses that relate entirely to securities offerings outside the United States ("foreign offerings"); and
- documents disclosing annual audited or interim consolidated financial information.

(2) In addition to the documents specified in Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)), an issuer may furnish under cover of Form 6-K, whether submitted electronically or in paper, an English summary instead of a full English translation of a report required to be furnished and made public under the laws of the issuer's home country or the rules of the issuer's home country stock exchange, as long as it is not a press release and is not required to be and has not been distributed to the issuer's security holders. Such a document may include a report disclosing unconsolidated financial information about a parent company.

(3) An issuer is not required to submit under cover of Form 6-K an offering circular or prospectus that pertains solely to a foreign offering, even when an English translation or English summary is available, if the issuer has already submitted a Form 6-K or filed a Form 20-F or other Commission filing on EDGAR that reported material information disclosed in the offering circular or prospectus. If an issuer has not previously disclosed this material information to the Commission, it may submit in electronic format under cover of Form 6-K an English translation or English summary of the portion of the foreign offering circular or prospectus that discusses the new material information.

(4) Any submitted English summary must meet the requirements of Exchange Act Rule 12b-12(d)(3)(ii) (17 CFR 240.12b-12(d)(3)(ii)). An issuer may submit the unabridged foreign language report or other document along with the English summary or English translation as permitted by Regulation S-T Rule 306(b) (17 CFR 232.306(b)) for electronic filings and Exchange Act Rule 12b-12(d)(4) (17 CFR 240.12b-12(d)(4)) for paper filings.

Reed Elsevier


2009

Annual Reports and Financial Statements 2009

Reed Elsevier is a world leading provider of professional information solutions in the Science, Medical, Legal, Risk and Business sectors.

Our customers are using our products every day to advance science, improve medical outcomes, enable better legal decisions, evaluate risk, forge business relationships and gain business insight.



Revenue
£6,071m
33%
42%
14%
11%
■ Elsevier £1,985m
■ LexisNexis £2,557m
■ Reed Exhibitions £638m
■ Reed Business Information £891m



Adjusted operating profit
£1,570m
44%
42%
6%
10%
■ Elsevier £693m
■ LexisNexis £665m
■ Reed Exhibitions £152m
■ Reed Business Information £89m



ELSEVIER

World's leading provider of scientific and medical information



LexisNexis

Provider of world class content and information solutions for legal and risk markets



Reed Exhibitions

World's largest organiser of trade exhibitions



Reed Business Information

Provider of business information, online data and marketing solutions

Contents











Financial highlights

Reed Elsevier combined businesses

For the year ended 31 December	**2009 £m**	2008 £m	% change	% change at constant currencies
Reported figures				
Revenue	**6,071**	5,334	+14%	0%
Operating profit	**787**	901	-13%	-22%
Profit before tax	**435**	617	-29%	-36%
Net borrowings	**3,931**	5,726		

For the year ended 31 December	**2009 £m**	2008 £m	% change	% change at constant currencies
Adjusted figures				
Operating profit	**1,570**	1,379	+14%	+1%
Profit before tax	**1,279**	1,205	+6%	-6%
Operating cash flow	**1,558**	1,407	+11%	-2%
Operating margin	**25.9%**	25.9%		
Operating cash flow conversion	**99%**	102%		

Parent companies

Reed Elsevier PLC	**2009**	2008	% change	% change at constant currencies
Reported earnings per share	**17.2p**	22.1p	-22%	
Adjusted earnings per share	**45.9p**	44.6p	+3%	-9%
Ordinary dividend per share	**20.4p**	20.3p	0%	

Reed Elsevier NV	**2009**	2008	% change	% change at constant currencies
Reported earnings per share	**€0.32**	€0.44	-27%	
Adjusted earnings per share	**€0.79**	€0.87	-8%	-9%
Ordinary dividend per share	**€0.400**	€0.404	-1%	

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the "Reed Elsevier combined businesses"). The results of Reed Elsevier PLC reflect its shareholders' 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders' 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC's 5.8% interest in Reed Elsevier NV.

Adjusted figures are additional performance measures used by management and are reconciled to the reported figures in note 11 to the combined financial statements and note 9 to the respective parent company financial statements.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2008 full year average and hedge rates.

Robust financial performance in unprecedented global recession

> Core professional information businesses held up relatively well

> Advertising and promotion markets significantly impacted

> Costs reduced substantially

> Excellent first year profit growth from ChoicePoint acquisition

> Strong cash generation and improved financial position

Business trends continue in 2010; longer term prospects encouraging



Revenue
£m


4,265
4,509
4,584
5,334
6,071
2005
2006
2007
2008
2009

continuing operations

Adjusted operating profit
£m


981
1,081
1,137
1,379
1,570
2005
2006
2007
2008
2009

continuing operations

Adjusted EPS: Reed Elsevier PLC
pence


31.5
33.6
35.9
44.6
45.9
2005
2006
2007
2008
2009

Adjusted EPS: Reed Elsevier NV
€


0.70
0.76
0.80
0.87
0.79
2005
2006
2007
2008
2009

Chairman's statement



Anthony Habgood
Chairman

Our 2009 results were relatively robust given the depth of the global recession. During the second half we substantially strengthened our balance sheet through both an equity placing and good cash generation. In November, Erik Engstrom took over as CEO and, as expected, hit the ground running. The late cycle nature of some of our markets makes for a tough environment in 2010 but the fundamentals of our businesses are strong, our balance sheet is in good shape and new management is in place with the background, experience and ambition to drive the business forward.

I am pleased to make this first report as Chairman of Reed Elsevier. The downturn in the economies in all our major geographies in 2009 was deep and unprecedented and it is a testament to the robustness of the business that Reed Elsevier delivered an increase in revenues and adjusted operating profits of 14% to £6,071m and £1,570m respectively expressed in sterling, and an increase of 1% to €6,800m and €1,758m respectively expressed in euros. (The higher sterling growth reflects the impact on currency translation of the weakness of sterling against the US dollar and euro.)

At constant currencies, revenues were flat and adjusted operating profits up 1%. (Adjusted operating profits are stated before amortisation and impairment of acquired goodwill and intangible assets and exceptional restructuring costs.) The ChoicePoint business, acquired in September 2008, delivered a strong first year contribution with proforma adjusted operating profit growth of 44%. Its insurance sector business performed well and the integration of ChoicePoint with LexisNexis' Risk Solutions business has been well managed.

Underlying revenue, i.e. excluding ChoicePoint, was 6% lower. Reed Elsevier's core professional information businesses held up well, but advertising and promotion markets were significantly impacted by the economic downturn. Firm action on costs, including execution of the exceptional restructuring programmes first announced two years ago and now mostly complete, has meant that underlying adjusted operating margins were only 0.8 percentage points lower than in 2008 and, including ChoicePoint, the adjusted operating margin was flat at 25.9%. This is a highly creditable achievement. Adjusted profit before tax was up 6% to £1,279m/6% lower to €1,432m after higher net interest expense.

Including intangible asset amortisation, impairment charges and other exceptional items, reported operating profits were 22% lower at constant currencies mostly due to impairment charges. Reported earnings per share for Reed Elsevier PLC were 22% lower at 17.2p and for Reed Elsevier NV 27% lower at €0.32.

Adjusted earnings per share were up 3% for Reed Elsevier PLC at 45.9p and 8% lower for Reed Elsevier NV at €0.79. This takes into account 4% dilution from the July equity placing.

Dividends

The Boards are recommending equalised final dividends of 15.0p for Reed Elsevier PLC and €0.293 for Reed Elsevier NV, flat and up 1% respectively against the prior year. This brings the total dividend for the year to 20.4p for Reed Elsevier PLC and €0.40 for Reed Elsevier NV, respectively a slight increase of 0.5% and a decrease of 1%. The differing dividend growth rates reflect movements in the sterling-euro exchange rate between dividend announcement dates.

Balance sheet

During the year significant steps were taken to strengthen the balance sheet following the $4.1 billion acquisition of ChoicePoint and the onset of global recession. Term debt totalling $2.8 billion was issued in the first quarter of 2009 and in July we raised $1.3 billion from the equity placings albeit at the expense of earnings dilution. These together with excellent cash generation and capital discipline have ensured that we have the balance sheet to support our business strategies in uncertain economic times.

Boards

We have entered 2010 with a new Chief Executive Officer, a relatively recently appointed Chairman and strong independent Boards. Erik Engstrom's appointment as CEO in November is already providing us with positive leadership based on both a fresh approach and the combination of international media sector experience and depth of knowledge of Reed Elsevier built up over five highly successful years as CEO of Elsevier and an executive member of the Boards. The strong independent non-executive component of the Boards was further enhanced by the appointment of Ben van der Veer in September. Ben's wide experience and knowledge of international business and finance is of great value to us. The Reed Elsevier NV Supervisory Board was also enhanced with the appointment of Marike van Lier Lels in January 2010. Marike's appointment is in anticipation of the retirement of Dien de Boer-Kruyt after ten very constructive years as a member of that Board.

As was reported in last year's Annual Report, Crispin Davis retired after nine years as CEO in March 2009 and Jan Hommen stepped down in April after four years as Chairman. Ian Smith who had been appointed to the Board as CEO designate in January resigned in November by mutual agreement. I would like to thank Ian for his contribution over a period of unprecedented economic turbulence. I would also like to add my personal thanks with those of my fellow Board members to Crispin and Jan for their stewardship of Reed Elsevier over many years. They have left behind a strong business which is well placed in its international markets.

Going forward

The late cycle nature of some of our markets is making for a tough environment in 2010 but the fundamentals of our businesses are strong, our balance sheet is in good shape and new management is in place with the background, experience and ambition to drive the business forward.

Anthony Habgood

Anthony Habgood
Chairman

Chief Executive Officer's report



Erik Engstrom
Chief Executive Officer

In 2009, our professional information revenues held up relatively well in what was a difficult year for most of our customers. However businesses dependent on our customers' marketing budgets were hit hard.

In the near term, some of our customer markets remain under pressure but longer term our prospects are encouraging. We have high quality assets in attractive global growth markets and we are focusing each business on its own top priorities. Across Reed Elsevier we are committed to delivering world class information and tools that enable our customers to make critical decisions, enhance productivity and improve outcomes and this is combined with a relentless pursuit of process innovation and cost efficiency. I am convinced that these goals will deliver increased value for our shareholders.

Financial results
Total revenues were up 14% to £6,071m/up 1% to €6,800m; at constant currencies, revenues were flat. Underlying revenues, i.e. before ChoicePoint and other acquisitions and disposals, were 6% lower. This decline reflects the impact of the global recession, most particularly the significant downturn in advertising and promotion markets in Reed Exhibitions and Reed Business Information.

Adjusted operating profit was up 14% to £1,570m/up 1% to €1,758m, and up 1% at constant currencies. Underlying adjusted operating profits were 9% lower, with reductions of 5% in the underlying cost base mitigating the impact of the underlying revenue decline. This together with the increasing profitability of ChoicePoint as we integrate the business delivered a flat adjusted operating margin at 25.9%. Adjusted operating cash flow was strong at £1,558m/€1,745m, with an excellent 99% conversion of adjusted operating profits into cash.

The post-tax return on capital employed was 1.7 percentage points lower at 10.4% reflecting the initially dilutive addition of ChoicePoint and the lower underlying adjusted operating profits. The ChoicePoint business delivered an encouraging 6% post-tax return on the $4.1 billion investment in our first full year of ownership and returns are set to continue to grow well.

Adjusted pre-tax profits were up 6% to £1,279m/6% lower at €1,432m, and 6% lower at constant currencies, reflecting the higher interest expense on a full year of ChoicePoint financing.

Adjusted earnings per share were up 3% to 45.9p for Reed Elsevier PLC/8% lower at €0.79 for Reed Elsevier NV, and 9% lower at constant currencies. This included a 4% dilutive effect of the July 2009 equity placing.

We use adjusted figures as key performance measures, and these are stated before amortisation and impairment charges on acquired goodwill and intangible assets, exceptional restructuring charges and acquisition related costs, disposal gains and losses, and deferred tax effects that are not expected to crystallise in the near term. Including these items, the reported operating profit and pre-tax profit were 22% and 36% lower respectively at constant currencies principally reflecting impairment charges in Reed Business Information. Reported earnings per share were 22% lower at 17.2p for Reed Elsevier PLC and 27% lower at €0.32 for Reed Elsevier NV.

Business progress and priorities

The Elsevier science and medical business (44% of adjusted operating profits) had a relatively robust year. In a challenging academic budget environment, the journals business entered 2009 with good subscription renewals from 2008. In Health Sciences, growing online sales in medical reference, clinical decision support and nursing and health professional education were partly held back by weak promotion markets. In the near term, academic budgets will remain under pressure and we are working with our academic customers to ensure that their growing information needs and goals for greater research efficiency are met within the confines of their tighter funding environment. The longer term growth drivers are expected to remain strong with growth in scientific discovery and research output and in the global demand for healthcare as well as increasing demand for specialist information and tools that can further enhance scientific and medical outcomes.

The LexisNexis legal and risk solutions business (42% of adjusted operating profit) had a challenging year. The core law firm business was flat in the US and marginally lower internationally reflecting the downturn in the legal industry whilst US directory listings were well behind the prior year as firms cut back on directory spend. Corporate, government and academic markets were lower. ChoicePoint made an excellent contribution in its first year, growing its profits strongly and boosting overall revenues and profits. Whilst in the near term LexisNexis will see continuing late cycle pressures in legal markets, the fundamentals of the business are sound with good longer term growth in the legal industry, from growing legislation, regulatory complexity and litigation, and increasing demand for better integrated solutions to improve customer productivity and legal outcomes. To capture these opportunities, two years ago we initiated a multi-year development effort to create the next generation legal product platform and advanced back office infrastructure. Delivery of these is a priority and we are making good progress. There will be progressive introductions of new products over the next few years which will provide an integrated customer experience across research, litigation tools, practice solutions and client development. This effort will result in a higher level of capital expenditure going forward and lower margin through continuing development spend but over the longer term will drive growth and operational efficiencies.

In LexisNexis risk solutions, the insurance business continues to see good growth from the high transactional activity in the auto and property insurance markets and the increasing penetration of more powerful data and analytics products. In the near term we are focused on completing the integration of the ChoicePoint acquisition and delivering successfully the expected growth, cost savings and financial returns. In addition, we are seeking to capture high growth opportunities in adjacent risk market segments. Over the last few years, the risk solutions business has been very successfully incubated and grown within LexisNexis to become an industry leader in its own right. As a result, during the course of 2010, we intend to separate LexisNexis Legal and LexisNexis Risk Solutions to create two market facing business units reporting directly to me, whilst retaining the benefit of their shared

Chief Executive Officer's report continued

services. This will ensure that they have the greatest possible market and management focus as they pursue their respective strategies going forward.

Reed Exhibitions (10% of adjusted operating profits) had a difficult year with customers cutting back on promotional expenditure and the net cycling out of biennial exhibitions. Bookings going into 2010 remain cautious but the rate of revenue decline in annual shows is expected to moderate and the year will benefit from the net cycling in of biennial shows. The fundamentals of the business remain sound with face to face events an important part of customers' marketing mix with good growth over economic cycles, high growth in emerging markets, and good returns on new launches and acquisitions.

Reed Business Information (6% of adjusted operating profits) had a very tough year with advertising markets severely impacted by the economic recession. Print subscription revenues declined less. Data services saw good growth delivering high quality industry specific data. The traditional advertising based magazine business model is challenged and significant actions are being taken to restructure the business and realign the cost base with the reduced revenue expectations. We are also focused on further developing and growing the data services businesses.

In delivering against the priorities in each of our businesses, we will adopt a pragmatic approach to driving business unit performance and creating value for our shareholders: differentiating between our businesses; prioritising high growth markets and good returns; focusing on customer value and improved outcomes; and relentlessly pursuing process innovation, customer service quality and cost efficiency.

The business and financial reviews set out in pages 10 to 35 describe in more detail our markets, our businesses, our performance and the outlook by business.

Outlook

Business trends seen in the second half of 2009 are continuing in 2010, particularly with regard to late cycle effects in our relatively resilient professional markets. Advertising and promotion and certain other markets, such as employee screening, remain difficult while the rate of decline is expected to slow as comparatives get easier. A modest reduction in adjusted operating margin is expected due to the weak revenue environment and increased investment in legal markets. While late cycle effects will continue in 2010 and be particularly severe in the first half, Reed Elsevier has high quality assets in attractive global growth markets and we are confident that our longer term prospects are encouraging.

This is my first report as Chief Executive Officer and I would like to take this opportunity to recognise the commitment and contribution of all our employees across the company. I know from my first hand experience in Elsevier what it takes to make progress in the current business environment and to continue to innovate whilst simultaneously improving operating efficiency. Our employees are passionate about what they do and have an exceptional commitment to our customers, to each other and to the communities we serve. We could not ask for more and I thank them all.

Erik Engstrom

Erik Engstrom
Chief Executive Officer


Reed Elsevier
annual report
2009
2009

Full report online >

The Reed Elsevier Annual Reports and Financial Statements 2009 are now available to view online.
www.reedelsevier.com/ar09

Our businesses

Financial review

Forward looking statements

The Reed Elsevier Annual Reports and Financial Statements 2009 contain forward-looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward-looking statements. The terms "expect", "should be", "will be" and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: general economic and business conditions; demand for our products and services; competitive factors in the industries in which we operate; exchange rate fluctuations; legislative, fiscal and regulatory developments; political risks; terrorism, acts of war and pandemics; changes in law and legal interpretations affecting Reed Elsevier's intellectual property rights and internet communications; the impact of technological change; and other risks referenced from time to time in the filings of Reed Elsevier PLC and Reed Elsevier NV with the US Securities and Exchange Commission.

Reed Elsevier

Reed Elsevier has high quality assets in attractive global growth markets. We are committed to delivering world class information and tools that enable our customers to make critical decisions, enhance productivity and improve outcomes. This is combined with a relentless pursuit of process innovation and cost efficiency.


ELSEVIER

Elsevier is the world's leading provider of scientific and medical information and serves scientists, health professionals and students worldwide.

The Science & Technology business is the world's leading science journal publisher, producing over 200,000 new research articles in some 1,100 journals every year, with *ScienceDirect*, its flagship electronic solution, accessed by over 11 million users.

The Health Sciences business is a world leading provider of health information, publishing both in print and electronically over 700 journals and 1,700 books and clinical reference works annually and offering an extensive portfolio of online tools.


LexisNexis®

LexisNexis is a world leading provider of content and information solutions for the legal and risk markets. LexisNexis serves customers in more than 100 countries.

The US Legal and International businesses provide legal and business content and information solutions to law firms, corporations and governments throughout the world to enable them to make more effective decisions more quickly, improving productivity and outcomes.

The Risk Solutions business assists insurance carriers, corporations, professionals and government in managing risk through identity verification, risk evaluation, fraud detection and prevention, debt collection and background screening.

Reed Exhibitions

Reed Exhibitions is the world's leading organiser of trade exhibitions. Through strongly branded, highly targeted events, Reed Exhibitions, with over 450 events in 36 countries bringing together over six million participants worldwide, provides the forum for exhibitors and attendees to do business, develop contacts and gain industry insights.


Reed Business Information

Reed Business Information is a leading provider of business information, online data and marketing solutions. Through industry critical data services, lead generation tools, over 200 community and job sites and more than 200 premier business magazines, Reed Business Information provides valued information to professionals and an effective channel for advertisers.

Our businesses

	2009 £m	2008 £m	% change	% change at constant currencies	% change underlying
Revenue					
Elsevier	**1,985**	1,700	+17%	+4%	+4%
LexisNexis	**2,557**	1,940	+32%	+14%	-4%
Reed Exhibitions	**638**	707	-10%	-21%	-22%
Reed Business Information	**891**	987	-10%	-18%	-18%
	6,071	5,334	+14%	0%	-6%
Adjusted operating profit					
Elsevier	**693**	568	+22%	+9%	+9%
LexisNexis	**665**	513	+30%	+13%	-15%
Reed Exhibitions	**152**	183	-17%	-28%	-31%
Reed Business Information	**89**	126	-29%	-35%	-34%
Unallocated items	**(29)**	(11)			
	1,570	1,379	+14%	+1%	-9%

Adjusted operating profit is presented as an additional performance measure used by management and is stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and is grossed up to exclude the equity share of taxes in joint ventures. Reconciliations between the reported and adjusted figures are provided in note 11 to the combined financial statements.

The percentage change at constant currencies refers to the movements at constant exchange rates, using 2008 full year average and hedge rates.

Underlying growth rates are calculated at constant currencies, excluding acquisitions and disposals.

Revenue
£6,071m



- Elsevier 33%
- LexisNexis 42%
- Reed Exhibitions 11%
- Reed Business Information 14%

Adjusted operating profit
£1,570m



- Elsevier 44%
- LexisNexis 42%
- Reed Exhibitions 10%
- Reed Business Information 6%

Online revenue
£bn


1.8
1.9
2.1
2.7
3.6
2005
2006
2007
2008
2009

Revenue by geographic market
£6,071m



- North America 55%
- UK 8%
- Netherlands 4%
- Rest of Europe 19%
- Rest of world 14%

advancing science


ELSEVIER

ELSEVIER'S WORLD LEADING DATABASE OF JOURNAL ARTICLES IS ACCESSED BY OVER 11 MILLION SCIENTISTS EACH YEAR

Elsevier's flagship electronic research solution, *ScienceDirect*, contains 10 million scientific and medical research articles and is accessed by scientists who download over half a billion full text articles each year.


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improving medical outcomes



ELSEVIER'S WORLD LEADING HEALTH INFORMATION IS USED BY HEALTH PROFESSIONALS WORLDWIDE

Elsevier publishes over 700 medical journals and, in 2009, over 1,700 new books and reference works, together with innovative information solutions, to assist our customers in improving medical outcomes.



Elsevier provides its customers with scientific and medical information and tools that improve outcomes in science and health

Elsevier is the world's leading provider of scientific and medical information and serves scientists, health professionals and students worldwide. Elsevier provides world class information and innovative workflow tools that enable customers to make critical decisions, enhance productivity and improve outcomes.

Total revenues for the year ended 31 December 2009 were £1,985m. Elsevier is a global business headquartered in Amsterdam with principal operations in Amsterdam, Beijing, Boston, Chennai, Delhi, London, Madrid, Munich, Oxford, New York, Paris, Philadelphia, Rio de Janeiro, St. Louis, San Diego, Singapore and Tokyo. Elsevier has 6,800 employees.

Elsevier has two market facing businesses: Science & Technology serving the scientific community and Health Sciences serving the health community, both of which are supported by a global shared services organisation which provides integrated editorial systems and production services, product platforms and distribution, and other back office functions.

Science & Technology is the world's leading global scientific information provider. It delivers a wide array of information and workflow tools that generate valuable insights for researchers in the advancement of scientific discovery and improve the productivity of research. Its customers are scientists and professionals, academic libraries, corporations and governments, who rely on Elsevier: to provide high quality content; to promote, review, publish, disseminate, and preserve research findings; and to create innovative workflow tools to improve the efficiency of their endeavour.

Science & Technology publishes over 200,000 new research articles each year through some 1,100 journals, many of which are the foremost publications in their field and a primary point of reference for new research. The vast majority of customers receive these journals through the flagship electronic research solution *ScienceDirect*. It is the world's largest database of scientific and medical research, with 10 million scientific journal articles, accessed by over 11 million researchers each year.

Science & Technology also publishes over 900 new book titles annually, as well as secondary material in the form of supporting bibliographic data, indexes and abstracts, and tertiary information through review and reference works. 10,000 e-book titles are in *ScienceDirect*, with over 400 e-books added each year.

Science & Technology's other flagship electronic solutions include *Scopus* and the recently launched *Reaxys* and *SciVal Spotlight* services. *Scopus* is the largest abstract and citation database of research literature in the world, with the abstracts and bibliographic information of more than 40 million scientific research articles from 17,000 peer reviewed journals and over 5,000 publishers. *Scopus* also has data on more than 23 million patents. *Reaxys* is a new solution for synthetic chemists, based on Elsevier's prestigious *CrossFire Database* suite, which integrates chemical reaction and compound data searching with synthesis planning. The *SciVal* suite of research tools enables individual researchers and institutional leadership to determine and evaluate their research strategies more effectively.

Health Sciences is the world's leading medical publisher. It serves health professionals, including medical researchers, doctors, nurses, allied health professionals and students, as well as hospitals, research institutions, managed healthcare organisations, pharmaceutical companies and insurers. Through its medical journals, books, major reference works, databases and online information solutions, Health Sciences provides critical information and analysis on which its customers rely to base their decisions, to improve medical outcomes and enhance the efficiency of healthcare.

Health Sciences publishes over 700 journals, including on behalf of learned societies, and, in 2009, over 1,700 new book titles and clinical reference works both in print and through *ScienceDirect* and other electronic platforms such as *MDConsult*, which is a leading online clinical information service with more than 2,200 institutional customers and over 12 million page views per month. Flagship titles include market leading medical journals such as *The Lancet*, and major medical reference works such as *Gray's Anatomy, Nelson's Pediatrics* and *Netter's Atlas of Human Anatomy*. In addition to its local language publishing in countries across the world, Health Sciences leverages its strong brands and international content and solutions into new markets through local language versioning. The business also provides marketing services to the pharmaceutical industry through advertising and sponsored communications to the specialist communities it serves.

Heath Sciences is a leader in medical education and training resources, particularly in the nursing and allied health professions. From core textbooks to virtual clinical patient care, Heath Sciences supports students, teaching faculties and healthcare organisations in education and practice. A strong focus is on the further development of innovative electronic resources: the *Evolve* portal provides a rich resource to support faculty and students and now has 1.8 million registered users; *Health Education Systems Inc* provides online review and testing tools for nursing and allied health staff; the recently launched *Pageburst* digital content delivery platform delivers book content online with powerful search, multimedia, and collaboration functions.

A fast growing area of the business is clinical decision support, providing online information and analytics to deliver patient-specific solutions at the point of care to improve patient outcomes. *Gold Standard* provides critical information on drug interactions to assist effective treatment; *CPM Resource Center* provides a data driven framework to support nurses in undertaking procedures; *Nursing Consult* provides nursing care guidelines in trauma and disease management; *MEDai* uses patient data and analytics to help identify areas for improvement in clinical practice within hospitals and lower costs for the payers of healthcare through preventative interventions.

Market Opportunities

Growth in the scientific information market is driven by increases in R&D spend reflected in the growing number of researchers worldwide and research output, and the demand for improved research efficiency.

In healthcare, market growth is supported by favourable demographic trends, with ageing populations requiring more healthcare and rising prosperity in developing economies increasing expectations of better healthcare provision. The healthcare professions are growing and information intensity is increasing as payers and providers of healthcare look to improve medical outcomes and cost efficiency.

Strategic Priorities

Elsevier's strategic goal is to make valued contributions to the communities it serves by providing actionable data through information and tools that advance scientific discovery and improve medical outcomes. To achieve this, Elsevier is focused on: building world class content; developing workflow tools that link, analyse and illuminate content and data to help customers to make and execute critical decisions and improve their productivity; enhancing customer service and engagement to better fulfil the needs of the scientific and health communities; expanding penetration of high growth markets; and improving organisational efficiency.

In Science & Technology, the priorities are to continue to enhance the quality of journal and book content and expand data sets whilst adding greater functionality and utility to *ScienceDirect* and other database services. New workflow tools are being introduced to assist researcher productivity together with new performance and planning tools to improve research efficiency and economic outcomes.

In Health Sciences, priorities are similar, particularly with regard to medical research. Additionally, Elsevier is building out clinical decision support services to meet the demand for tools to help deliver better medical outcomes and lower costs for payers, physicians and hospitals. Elsevier is also focused on increasing its penetration in emerging markets through expansion of local publishing and versioning of content and digital services.

Distribution Channels and Competition

Elsevier's science journals are generally sold to libraries on a paid subscription basis. Medical and healthcare journals are generally sold to libraries on a paid subscription basis or sold to individual practitioners and medical society members. Electronic products, such as *ScienceDirect*, are generally sold directly to institutional libraries, hospitals, corporations and end users through a dedicated sales force that has offices around the world. Subscription agents facilitate the administrative process for print journals. Books are sold through traditional and online book stores, wholesalers and, particularly in medical and healthcare markets, directly to end users.

Competition within the science and medical publishing fields is generally on a title by title and product by product basis. Competing journals, books and databases are typically published by learned societies and other professional publishers.

Influential

In 2009 Elsevier was honoured by the US Special Libraries Association as 'The most influential publisher of the last 100 years in BioMedicine and the Life Sciences'.


SLA
Connecting People and Information

Celebrating 100 Years
1909 – 2009



2009 financial performance

Elsevier had a relatively robust year. In a challenging academic budget environment, the journals business entered 2009 with good subscription renewals from 2008. In Health Sciences, growing online sales in medical reference, clinical decision support and nursing and health professional education were partly held back by weak pharma promotion markets. Adjusted operating margins improved through significant restructuring and cost actions.

Revenues and adjusted operating profits increased by 4% and 9% respectively at constant currencies, both before and after minor acquisitions. Cost growth was limited to 1% through significant cost savings, including: the streamlining of business processes in shared services; the continued ramp up of journal and book production operations in our Chennai facility; the further outsourcing of IT development and back office activities, including application management and financial transaction processing; the consolidation of activities, including technology operations and real estate; and more effective leveraging of global procurement.

The reported operating margin, after amortisation of acquired intangible assets and exceptional restructuring costs, was 28.4%, up 2.3 percentage points.

Science & Technology saw revenue growth of 5% at constant currencies. This was driven by good *ScienceDirect* subscription renewals entering the year. Online usage of *ScienceDirect* continued to grow close to 20%. The *Scopus* abstract and indexing database saw strong growth in subscriptions and was expanded through the addition of new content in the humanities. Good growth in e-books and other online transactional sales were offset by lower print book sales reflecting tighter customer budgets and channel destocking.

In Health Sciences, revenues were up 3% at constant currencies. Strong performances in medical research, nursing and health professional education, and in clinical decision support were in part tempered by continuing weakness in pharma promotion markets. Pharma promotion and other advertising revenues, which accounted for approximately 20% of Health Sciences' revenues, were down 7%, reflecting fewer blockbuster drug launches and a reduction in the marketing budgets of pharmaceutical companies. Excluding pharma promotion and other advertising, revenues were 5% ahead at constant currencies. The growth in medical research reflects growing online subscriptions to medical content. In nursing and health professional education, strong growth was achieved through the increasing demand for healthcare professionals, new publishing, and the further development and increasing penetration of online resources. Double-digit growth was seen in clinical decision support with growing demand for online workflow solutions that combine content with predictive analytics. In clinical reference, strong growth in *MDConsult* and other online reference products was offset by lower print book sales.

Elsevier has continued its long standing commitment to innovation and new product development. In scientific and medical research, the focus is on building out new content and data sets and increasing the functionality of cross-discipline and discipline-specific research and discovery tools. Institutional planning and performance tools are also being developed to help improve economic outcomes for researchers and academic leaders. Additionally in Health Sciences there is particular focus on increasing the range and sophistication of our clinical decision support solutions to make healthcare more efficient and to improve medical outcomes.

For 2010, good momentum is expected in health sciences from the continued growth in the health professions and the increasing adoption of online resources, although pharma promotion and other advertising revenues remain weak. Academic budget pressures are expected to continue. Overall revenue growth is expected to be lower for the year.

	2009 £m	2008 £m	% change	% change at constant currencies	% change underlying
Revenue					
Science & Technology	**985**	848	+16%	+5%	+5%
Health Sciences	**1,000**	852	+17%	+3%	+3%
	1,985	1,700	+17%	+4%	+4%
Adjusted operating profit	**693**	568	+22%	+9%	+9%
Adjusted operating margin	**34.9%**	33.4%	+1.5pts		

Revenue
% of Reed Elsevier

Elsevier 33%



Adjusted operating profit
% of Reed Elsevier

Elsevier 44%



Revenue
£m


1,436
1,521
1,507
1,700
1,985
2005
2006
2007
2008
2009

Adjusted operating profit
£m


449
465
477
568
693
2005
2006
2007
2008
2009

Major brands

ScienceDirect — World's largest database of scientific and medical research articles

SCOPUS™ — World's largest scientific abstract and citation database

Cell — Premier life sciences journal with the highest impact factor in cell biology

reaxys® — Leading web-based chemical reaction workflow solutions for industrial chemists


SciVal
Funding intelligence and research performance tools for academic institutions

THE LANCET — One of the world's leading medical journals since 1823


MD
Online clinical information service, including reference works, journals and drug information


MOSBY'S
NURSINGCONSULT
Online evidence-based content to inform nursing clinical decisions at the point of care


evolve
learning system
Integrated, online resources that complement Elsevier's nursing textbook content


MEDai
an Elsevier Company
Clinical decision support tool to identify areas for improvement in medical practice


EQUAL

enabling better legal de

LexisNexis®

LEXISNEXIS PROVIDES LEGAL INFORMATION AND SOLUTIONS IN MORE THAN 100 COUNTRIES WORLDWIDE

LexisNexis delivers critical content and innovative tools to enable customers to make more effective decisions quickly, improving productivity and outcomes.


cisions

evaluating risk



LexisNexis®

LEXISNEXIS RISK SOLUTIONS SERVES OVER 600 US INSURANCE COMPANIES

The LexisNexis *C.L.U.E.* database is the most comprehensive US insurance claims database with over 200 million auto and 40 million property loss records, and is used by over 600 US insurance carriers to assess risk in the underwriting process and to mitigate fraud.



LexisNexis provides authoritative content and analytical tools that enable legal and risk customers to make more effective and efficient decisions

LexisNexis is a world leading provider of authoritative content and information solutions for the legal and risk markets. Serving customers in more than 100 countries, LexisNexis provides resources and services that inform decisions and increase productivity of professionals in the legal, risk management, corporate, government, law enforcement, accounting and academic markets.

Total revenues for the year ended 31 December 2009 were £2,557m. LexisNexis is a global business headquartered in New York with its principal operations in Georgia, Ohio, New Jersey and New York in the US, and in the UK, France, Canada, South Africa and Asia Pacific. LexisNexis has 15,200 employees worldwide.

LexisNexis has three market facing businesses: US Legal, serving the US legal, government, corporate and academic markets; LexisNexis Europe, Middle East and Africa and LexisNexis Asia (together reported as LexisNexis International), serving the legal and business communities elsewhere in the world; and Risk Solutions, serving the US risk management market, helping businesses and professionals to verify identity, assess risk and prevent fraud, and supporting law enforcement and homeland security. These are supported by shared services organisations providing platform development and distribution services and back office functions.

The **US Legal** business of LexisNexis is a leading provider of legal and business information and analysis to law firms, corporations and government throughout the US. Principally delivered through electronic services and innovative workflow tools developed through close collaboration with customers, solutions from LexisNexis help US legal and business professionals make better informed decisions in the practice of law and in managing their businesses.

The LexisNexis flagship product for legal research is *Lexis.com*, which provides federal and state statutes and case law, together with analysis and expert commentaries from sources such as *Matthew Bender* and *Michie* and the leading citation service *Shepard's*, which advises on the continuing relevance of case law precedents. Through its suite of litigation services, LexisNexis additionally provides lawyers with tools for electronic discovery, evidence management, case analysis, court docket tracking, e-filing, expert witness identification and legal document preparation. LexisNexis US Legal also partners with law schools to provide free services to law school students as part of their training. In the business of law, LexisNexis provides law firms with practice management solutions, including time and billing systems, case management, cost recovery and document management services. LexisNexis assists law firms in their client development through *Martindale-Hubbell* at *Martindale.com*, showcasing the qualifications and credentials of more than one million lawyers and law firms in the US and internationally, and the *Martindale-Hubbell Connected* professional network, the largest online community specifically for legal professionals. Additionally LexisNexis provides law firms with website development, search engine optimisation and other web marketing services, including lead generation through *Lawyers.com*, business intelligence and customer relationship management tools.

LexisNexis also provides its legal and information services to US government, corporate and academic customers, including news and business information and public records. In addition to research and litigation services, capabilities for these customers include specialist products for corporate counsel focused on regulatory compliance, intellectual property management, and management of external counsel.

Lexis.com provides customers with access to 20 billion searchable documents from more than 45,000 legal, news and business sources.

Outside the United States, **LexisNexis International** serves legal, corporate, government and academic markets in Europe, Canada, Africa and Asia Pacific with local and international legal, tax, regulatory and business information. The most significant businesses are in the UK and France. LexisNexis UK's extensive portfolio of publications includes *Halsbury's Laws of England*, *Simon's Taxes* and *Butterworths Company Law Service* delivered through *lexisnexis.co.uk* and in print. Its other flagship electronic products include *Lexis Legal Intelligence*, an authoritative resource on legal practice for lawyers, and media monitoring and reputation management tools for the corporate market such as the *NexisDirect* research tool and *LexisNexis Bridger Insight* for effective risk monitoring and compliance. LexisNexis in France is a provider of information to lawyers, notaries and courts with *JurisClasseur* and *La Semaine Juridique* being the principal publications delivered through *lexisnexis.fr* and in print. Penetration of online information services is growing rapidly, now accounting for over 50% of LexisNexis International revenues, and workflow tools are being developed and introduced behind this.

LexisNexis Risk Solutions assists customers in managing risk through identity verification, risk evaluation, fraud detection and prevention, debt collection and employment-related screening.

The Insurance Solutions group provides data, analytics, software and business information services to property and casualty (P&C) personal and commercial insurance carriers in the US to improve critical aspects of the insurance carrier's business, from customer acquisition and underwriting to policy servicing, claims handling and performance management. Information solutions, including the US's most comprehensive personal loss history database *C.L.U.E.*, help insurers assess risks in the underwriting process to ensure that their customers receive appropriate policy pricing. In October 2009, LexisNexis launched an insurance exchange directed at improving the efficiency and transparency of the independent agent-based distribution system with enhanced access to key market information and analytics.

The Screening Solutions group focuses on employment-related, resident and volunteer screening; and Receivables Management Solutions help more than 100,000 debt recovery professionals in the management and collection of consumer and business debt.

The Financial Services group helps financial institutions with risk management, identity verification, business credentialling, and regulatory compliance. LexisNexis Advanced Government Solutions (AGS) provides identity, authentication and location solutions to help solve cases and locate people, assets and businesses. In addition, AGS solutions help mitigate risks through identify fraud, waste and abuse in government programmes. *LexisNexis Accurint* is the flagship public records product, powered by the High Performance Cluster Computing (HPCC) technology.

Market Opportunities

Longer term growth in legal and regulatory markets worldwide is driven by an increasing level of legislation, regulation, regulatory complexity and litigation, and an increasing number of lawyers. Additional market opportunities are presented by the increasing demand for online information solutions and tools that improve the productivity of research and business performance. In risk management markets, growth is driven by systemic growth in insurance transactions, healthcare and insurance fraud, regulatory compliance requirements surrounding customer enrolment, and security considerations.

Strategic Priorities

LexisNexis' strategic goal is to be the leading provider of productivity enhancing information and information-based workflow solutions in its markets. To achieve this, LexisNexis is focused on: building world class content; developing next generation product platforms, tools and infrastructure to deliver best-in-class research outcomes for legal and business professionals with greater speed and efficiency; building client development and practice management tools enabling customers to be more successful in their markets; expanding the range of risk management products, leveraging the powerful HPCC technology in delivering better outcomes; international expansion of online products and solutions and increasing LexisNexis' presence in emerging markets; and improving organisational efficiency.

In US Legal focus is on the continuing development of the next generation of legal research and practice solutions and a major upgrade in back office infrastructure and customer service and support platforms to provide an integrated and superior customer experience across US legal research, litigation services, practice management and client development products. Progressive product introductions over the next few years will combine advanced technology with enriched content and sophisticated analytics and applications to enable LexisNexis' customers to make better legal decisions and drive better outcomes for their organisations and clients. A further priority is to complete the transformation of the client development business from a legal directory business into a web marketing services company.

In LexisNexis International the focus is on increasing the penetration of online services and developing further high quality actionable content and workflow tools.

In Risk Solutions the priority is the further integration of the ChoicePoint businesses acquired in September 2008, continued development of the insurance product pipeline and in technology and content, and growth in market expansion including internationally.

Distribution Channels and Competition

LexisNexis US Legal and International products are generally sold directly to law firms and to corporate, government and academic customers on a paid subscription basis. Risk Solutions products are predominantly sold on a transactional basis directly to insurance carriers, and other corporations and to government.

Principal competitors for LexisNexis in US legal markets are West (Thomson Reuters) and Bloomberg, and Factiva (News Corporation) in news and business information. Major international competitors include Thomson Reuters, Wolters Kluwer and Factiva. Risk Solutions competitors include Verisk in the insurance market and Thomson Reuters and First Data Corporation in public records.

Award winning

LexisNexis won 12 awards at the 2009 Law Technology News Awards which recognise the best technology used in the legal profession.


LTN
Law Technology News
TECHNOLOGY
AWARDS 2009



2009 financial performance

LexisNexis had a challenging year. The core law firm business was flat in the US and marginally lower internationally reflecting the downturn in the legal industry whilst US directory listings were well behind the prior year as firms cut back on directory spend. Corporate, government and academic markets were lower. ChoicePoint made an excellent contribution in its first year, growing its profits strongly and boosting overall revenues and profits. Adjusted operating margins were slightly lower due to the underlying revenue decline largely mitigated by further restructuring and cost actions and the strong growth in ChoicePoint profitability.

Revenues and adjusted operating profits increased by 14% and 13% respectively at constant currencies including a first full year contribution from the ChoicePoint business acquired in September 2008. Excluding ChoicePoint and minor acquisitions and disposals, underlying revenues and adjusted operating profits were down 4% and 15% respectively. The overall adjusted operating margin was 0.4 percentage points lower at 26.0% reflecting the underlying revenue decline and increases in spending on new product development, sales and marketing and operational support, largely mitigated by the further restructuring and cost actions, and the increasing profitability of ChoicePoint.

Cost savings include: the full year benefit of the consolidation in 2008 of the Corporate and Public Markets business with US Legal as well as the consolidation of US operations; continued outsourcing of systems engineering and maintenance, software development engineering, data fabrication, and other production activities; the further consolidation and streamlining of technology operations and real estate; more effective leveraging of global procurement; streamlining of the screening business in Risk; and consolidation of activities on the integration of ChoicePoint.

The reported operating margin, after amortisation of acquired intangible assets and exceptional restructuring and acquisition integration costs, was 13.2%, down 1.8 percentage points, reflecting intangible asset amortisation of the ChoicePoint acquisition and acquisition integration costs.

The US Legal business saw revenues decline 6% at constant currencies, or 4% before changes in revenue recognition in Martindale-Hubbell, largely driven by weakness in corporate, government and academic markets and cutbacks by law firms on directory spend. The core law firm business held up well, with revenues flat, despite the significant impact of the economic downturn on the legal industry. This reflects the continuing demand for legal research information services and growth in workflow solutions particularly in litigation services.

The Martindale-Hubbell lawyer directory listings business saw revenues down 17% on a like for like basis as law firms cut back on directory marketing. In recognition of Martindale-Hubbell's transformation into a web marketing services company, all listing revenues in 2009 have been attributed to the online listings and recognised rateably over the listing period; print directories are no longer provided except as separately ordered by customers. The change in timing of revenue recognition has a one time adverse effect in 2009.

Good progress is being made in developing the next generation of legal research products, and the advanced back office infrastructure to support them, to deliver an integrated and superior customer experience across legal research, workflow tools, practice solutions and client development. Progressive product introductions over the next few years will combine advanced technology with enriched content and sophisticated analytics and applications. LexisNexis' goal is to deliver not just better search results, but better outcomes for customers. In addition, sales coverage is being expanded and more intuitive user interfaces and expanded litigation workflow tools are being added to the current offering. This will result in a higher ongoing level of capital expenditure and lower margin through continuing development spend and will over the longer term drive growth and operational efficiencies.

Government, corporate and academic markets were 6% lower with customer budgets under pressure and reduced transactional activity, impacting in particular the news and business information databases.

The LexisNexis International business, i.e. the non US businesses, saw revenues decline 3% at constant currencies, or 1% underlying before taking account of the sale in the prior year of the Latin American business. The pressures on the legal services industry internationally mirror those seen in the US, particularly in the UK with the impact mostly on print product sales as customers increasingly rely on the online service. With less penetration of online services in international markets than in the US, online revenues have continued to grow strongly at 9% as firms seek to increase their effectiveness. This has largely been offset by the decline in print sales.

The Risk Solutions business saw revenues almost double at constant currencies including a full year contribution of the ChoicePoint business acquired in September 2008. Underlying revenues, before ChoicePoint, were 2% lower reflecting the slowdown in transactional activity in the US economy, largely offset by strong growth in government markets.

The ChoicePoint business saw revenues up 1% on a proforma basis with adjusted operating profits up 44%, delivering a first year post tax return of 6.0% on the $4.1 billion purchase. Strong revenue growth in the insurance segment, up 10%, was driven by high transactional activity in auto and property insurance markets and by increasing sales of more powerful data and analytics products. This strong growth in insurance and cost savings from the integration of ChoicePoint and LexisNexis drive the increased profitability. The 1% proforma revenue growth is after a 13% decline in the non-insurance businesses, principally in pre-employment screening, reflecting the economic downturn. Significant cost actions in the screening business limited the profit impact of this decline.

The business trends seen in US legal and international markets are expected to continue into 2010 reflecting the continuing pressures on the legal industry and the subscription nature of much of the revenue. Good growth momentum is expected in the insurance segment in Risk Solutions and screening markets should stabilise as the US economy recovers. The overall adjusted operating margin is expected to be lower, reflecting the effects of a weak revenue environment and increases in spend on product development, infrastructure, and sales and marketing in the Legal business, partly mitigated by continuing cost actions and the growing profitability of the ChoicePoint business.

	2009 £m	2008 £m	% change	% change at constant currencies	% change underlying
Revenue					
US Legal	**1,126**	1,017	+11%	-6%	-6%
International Legal	**566**	545	+4%	-3%	-1%
Risk Solutions	**865**	378	+129%	+95%	-2%
	2,557	1,940	+32%	+14%	-4%
Adjusted operating profit	**665**	513	+30%	+13%	-15%
Adjusted operating margin	**26.0%**	26.4%	-0.4pts		

Revenue
% of Reed Elsevier

■ LexisNexis 42%



Adjusted operating profit
% of Reed Elsevier

■ LexisNexis 42%



Revenue
£m


1,466
1,570
1,594
1,940
2,557
2005
2006
2007
2008
2009

Adjusted operating profit
£m


338
380
406
513
665
2005
2006
2007
2008
2009

Major brands


lexis.com

Unparalleled legal, news and public records content for legal professionals


LexisNexis
Matthew Bender

Critical legal analysis, checklists, forms, and practice guides authored by industry experts covering over 50 major practice areas

Lawyers.com℠
Every Legal Issue. One Legal source.

Leading website for consumers seeking legal information and counsel


LexisNexis
Martindale-Hubbell

Largest resource of information about and community for the legal profession


CaseMap

Software allowing litigators to assess and analyse case information


LexisNexis
Juris Classeur

Largest, most authoritative online legal resource in France


LexisNexis
Legal Intelligence

Authoritative products and services enabling UK lawyers to find legal guidance, information and training


C.L.U.E.

Most comprehensive US personal insurance claims database


Accurint

Suite of online tools, built on HPCC technology, accessing billions of public records to identify assets and locate individuals

forging business relatio



REED EXHIBITIONS' 2009 EVENTS ATTRACTED OVER SIX MILLION ATTENDEES

Reed Exhibitions is the world's leading events business serving 44 industries worldwide with more than 450 exhibitions, conferences, congresses and meetings in 36 countries.



nships



Reed Exhibitions is the world's leading events business, with over 450 events in 36 countries

Reed Exhibitions is the world's leading events business, with over 450 events in 36 countries in the Americas, Europe, the Middle East and Asia Pacific. The portfolio of exhibitions and conferences serves 44 industry sectors. In 2009 Reed Exhibitions brought together over six million event participants from around the world, generating billions of dollars in business for its customers.

Total revenues for the year ended 31 December 2009 were £638m. Reed Exhibitions is a global business headquartered in London, with principal offices in London, Paris, Norwalk Connecticut, Abu Dhabi, Beijing, Tokyo, Sydney and São Paolo. Reed Exhibitions has 2,500 employees worldwide.

Reed Exhibitions organises market-leading events that are relevant to industry needs, where participants from around the world come together to do business, network and learn. Its exhibitions and conferences encompass a wide range of sectors, including: broadcasting, TV, music & entertainment; building & construction; electronics & electrical engineering; energy, oil & gas; engineering, manufacturing & processing; gifts; interior design; IT & telecoms; jewellery; life sciences & pharmaceuticals; marketing; property & real estate; sports & recreation; travel.

Well represented in the developed world, increasingly Reed Exhibitions is investing in the developing economies of China, Brazil, the United Arab Emirates and Russia.

Market Opportunities
Growth in the exhibitions market is correlated to business to business marketing spend, historically driven by levels of corporate profitability, which itself has followed overall growth in GDP, and business investment. Emerging markets and growth industries provide additional opportunities. As some events are held other than annually, growth in any one year is affected by the cycle of non-annual exhibitions.

Strategic Priorities
Reed Exhibitions' strategic goal is to provide market leading events in growth sectors that enable businesses to target and reach new customers quickly and cost effectively and to provide a platform for industry participants to do business, network and learn.

In the shorter term the priority is maintaining high quality events whilst aggressively managing the cost base during the economic downturn. For the longer term, Reed Exhibitions' priorities are focused on: developing the portfolio through a combination of new launches, strategic partnerships and acquisitions in emerging markets and high growth sectors; and developing websites and online tools to enhance the exhibition experience and add to customer return on investment in event participation.

Distribution Channels and Competition
The substantial majority of Reed Exhibitions revenues are from sales of exhibition space. These, together with ancillary services, sponsorship fees and paid delegate participation are sold directly or through local agents where applicable.

Reed Exhibitions is the market leader in a fragmented industry, holding less than a 10% global market share. Other international exhibition organisers include UBM, DMG World Media (DMGT), Nielsen Business Media, Informa IIR and Messe Frankfurt. Competition also comes from industry trade associations and convention centre and exhibition hall owners.

2009 financial performance

Reed Exhibitions had a difficult year with customers cutting back on promotional expenditure and the net cycling out of biennial exhibitions. The revenue decline, mitigated in part by substantial cost savings, has reduced adjusted operating margins.

Revenues and adjusted operating profits were down 21% and 28% respectively at constant currencies, or 22% and 31% before minor portfolio changes. Adjusted for biennial show cycling, underlying revenues and adjusted operating profits were 13% and 18% lower respectively. Significant cost savings were made through management streamlining, operational efficiencies and headcount reductions across the business. The operating margin, after amortisation of acquired intangible assets and exceptional restructuring costs, was 17.9%, down 0.8 percentage points, before goodwill impairment charges on certain minor shows.

Sales of exhibition space and ancillary services were lower across all major geographies. There was also a decline in paying delegates at the small number of shows which charge significant fees for participation. Across the regions, annual show revenues were 14% lower in the US, 13% in Japan, and 17% in Europe. The shows overall have however been successful with attendances remaining resilient and strong satisfaction expressed by exhibitors and visitors.

Whilst 2010 will see the benefit of the net cycling in of biennial shows, bookings going into the year remain cautious with exhibitors committing later than usual and revenues from annual shows are expected to be lower.

	2009 £m	2008 £m	% change	% change at constant currencies	% change underlying
Revenue	**638**	707	-10%	-21%	-22%
Adjusted operating profit	**152**	183	-17%	-28%	-31%
Adjusted operating margin	**23.8%**	25.9%	-2.1pts		

Revenue
% of Reed Elsevier

■ Reed Exhibitions 11%



Adjusted operating profit
% of Reed Elsevier

■ Reed Exhibitions 10%



Revenue
£m


471
522
577
707
638
2005
2006
2007
2008
2009

Adjusted operating profit
£m


110
129
139
183
152
2005
2006
2007
2008
2009

Major brands

mipcom.	The world's entertainment market
	Premier global event for the travel market
	International offshore oil & gas trade show
BATIMAT	A world leading construction exhibition
JCK LAS VEGAS	The North American jewellery industry's premier trade event
WORLD FUTURE ENERGY SUMMIT ABU DHABI 18-21 JANUARY 2010	World's platform for sustainable future energy solutions
	One of the largest and longest standing SMT trade events in China
	Leading international exhibition for personal care ingredients
PSI Power for Professionals	International network of the promotional product industry
Pollutec	International exhibition of environmental equipment technology and services

world travel market
BRASIL OFFSHORE
NEPCON
MICROELECTRONICS CHINA 2010
in-cosmetics







ICIS



XpertHR
Online HR Intelligence






Flightglobal
serious about aviation


gaining business insights

Reed Business Information

REED BUSINESS INFORMATION SERVES INDUSTRY PROFESSIONALS WITH DATA SERVICES AND MARKETING SOLUTIONS

Reed Business Information produces industry specific data services and lead generation tools and over 200 online community and job sites. It publishes over 200 premier business magazines.


BANKERSAlmanac.com
The intelligent source




hotfrog


RSMeans
Cost Data and Discounts

Reed Construction Data

hotfrog
Find everything from Kitchens
to Karate classes
Give your business a home online


ELSEVIER

VARIETY




Reed Business Information

Reed Business Information is a provider of business information, online data and marketing solutions in multiple formats

Reed Business Information (RBI) provides data services, information and marketing solutions to business professionals in the US, the UK, Continental Europe and Australia. It produces industry critical data services and lead generation tools and over 200 online community and job sites. It publishes over 200 premier business magazines with market leading positions in many sectors.

Total revenues for the year ended 31 December 2009 were £891m. RBI is a global business headquartered in London, with principal operations in London and Sutton in the UK, Amsterdam and Doetinchem in the Netherlands, New York, Los Angeles and Norcross, Georgia in the US as well as Paris, Milan, Bilbao and Sydney. RBI has 6,900 employees worldwide.

Online, RBI's market-leading products include *ICIS*, a global information and pricing service for the petrochemicals sector; *Bankers Almanac*, a leading provider of reference data on the banking industry; *Reed Construction Data*, a provider of online construction data to the North American construction industry; *totaljobs.com*, a major UK online recruitment site; and *Hotfrog*, a global online business directory. Premier publishing brands include *Variety* in the US, *New Scientist* in the UK and *Elsevier* in the Netherlands.

Business-to-business magazines, online lead generation services and community websites provide an effective marketing channel for advertisers to reach target audiences and industry professionals to access valued information. RBI's leading online data services enable users to enhance productivity through quicker and easier access to insightful and comprehensive industry information.

Market Opportunities
Business-to-business marketing spend has historically been driven by levels of corporate profitability, which itself has followed GDP growth, and business investment. Additionally, growing need for authoritative industry data and information is driving demand for online subscription data services and providing new opportunities.

Strategic Priorities
RBI's strategic goal is to be the first choice of business professionals for information and decision support in its individual markets, and for business marketing services. Its areas of strategic focus are: developing the data services businesses; restructuring the business magazines and advertising driven portfolio, to develop online services in key markets and support print franchises through brand extensions and redesign; and to realign the cost base to reduced revenue expectations and drive further organisational effectiveness. An immediate priority is to complete the divestiture of the US controlled circulation titles.

Distribution Channels and Competition
In 2009, 47% of RBI's revenue came from print and online advertising and lead generation, 17% from data services and 36% from other subscription and user services. Data services are typically sold directly on a subscription or transactional basis. Business magazines are distributed on a paid or controlled circulation basis. Advertising and lead generation revenues are sold directly or through agents.

RBI's titles compete with a number of publishers on a title by title basis, including: UBM, McGraw Hill and Penton in the US; Eden and UBM in the UK; and Wolters Kluwer in the Netherlands. RBI competes for online advertising with other business-to-business websites as well as Monster, Google and other search engines.

2009 financial performance

Reed Business Information had a very tough year with advertising markets severely impacted by the economic recession. Print subscription revenues declined less and data services saw good growth. Adjusted operating margins were lower due to the revenue decline partly mitigated by substantial cost savings.

Revenues and adjusted operating profits were 18% and 35% lower respectively at constant currencies, or 18% and 34% before acquisitions and disposals. Total underlying costs were 15% lower driven by substantial cost savings. The operating margin, after amortisation of acquired intangible assets and restructuring costs, was negative 2.4% before impairment charges, down 8.0 percentage points reflecting the revenue decline and significantly higher exceptional restructuring costs.

Overall advertising revenues (47% of RBI revenues) were down 29%, with online advertising revenues down 14% and print advertising revenues down substantially more at 37%. Print subscription and other revenues declined 10%. In contrast, data services revenues (17% of RBI revenues) grew 10%.

The controlled circulation magazines and certain other print titles in the US, accounting for 47% of US revenues, are being sold, restructured in anticipation of sale or closed. *Variety* and the entertainment group, *RCD (Reed Construction Data)*, and the *BuyerZone* lead generation business are being retained. These businesses saw revenues decline 16%.

The imperative is to continue restructuring the magazines business and the advertising driven portfolio; to align the cost base with reduced revenue expectations; and to further grow the data services business.

Advertising markets remain difficult and late cycle effects continue to put pressure on subscriptions. Data services continue to grow well. 2010 will be another difficult year for RBI with further revenue declines.

	2009 £m	2008 £m	% change	% change at constant currencies	% change underlying
Revenue					
RBI UK	**263**	306	-14%	-15%	-16%
RBI US	**246**	288	-15%	-27%	-27%
RBI NL	**198**	202	-2%	-13%	-13%
RBI International	**184**	191	-4%	-14%	-13%
	891	987	-10%	-18%	-18%
Adjusted operating profit	**89**	126	-29%	-35%	-34%
Adjusted operating margin	**10.0%**	12.8%	-2.8pts		

Revenue
% of Reed Elsevier

■ Reed Business Information 14%



Adjusted operating profit
% of Reed Elsevier

■ Reed Business Information 6%



Revenue
£m


892
896
906
987
891
2005
2006
2007
2008
2009

Adjusted operating profit
£m


104
112
121
126
89
2005
2006
2007
2008
2009

Major brands


ICIS

Global provider of news and pricing data to the chemical and oil industries

BANKERSAlmanac.com
The intelligent source

Leading provider of reference data on the banking industry


XpertHR
Online HR Intelligence

UK's leading HR legal compliance and good practice toolkit


Reed Construction Data

Construction data, building product information, cost data, market analysis and advertising channels to construction industry professionals

totaljobs.com

UK's most visited commercial recruitment website


VARIETY

Premier source of entertainment business news and analysis since 1905

ELSEVIER

Leading news and opinion magazine in the Netherlands

NewScientist

World's leading scientific and technical current affairs weekly


hotfrog

Leading online user generated business directory with versions in 32 countries

Chief Financial Officer's report

Reed Elsevier combined businesses

Reported figures	2009 £m	2008 £m	% change	% change at constant currencies
Revenue	**6,071**	5,334	+14%	0%
Operating profit	**787**	901	-13%	-22%
Profit before tax	**435**	617	-29%	-36%
Net borrowings	**3,931**	5,726		
Adjusted figures				
Operating profit	**1,570**	1,379	+14%	+1%
Profit before tax	**1,279**	1,205	+6%	-6%
Operating cash flow	**1,558**	1,407	+11%	-2%
Operating margin	**25.9%**	25.9%		
Operating cash flow conversion	**99%**	102%		

Adjusted figures are presented as additional performance measures used by management and are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term. Reconciliations between the reported and adjusted figures are provided in note 11 to the combined financial statements.



Mark Armour
Chief Financial Officer

Currency

The average exchange rates in the year saw the US dollar stronger against both sterling and the euro, whilst the euro was stronger against sterling. This gives a favourable effect on translation of reported results expressed in sterling.

Reported figures

(The reported figures include amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures that exclude these items are used by Reed Elsevier as additional performance measures and are discussed later below.)

Revenue was £6,071m (2008: £5,334m), up 14%, including a full year contribution from the ChoicePoint business acquired in September 2008. At constant exchange rates, revenue was flat compared with the prior year. Underlying revenues, i.e. before acquisitions and disposals, were 6% lower principally reflecting the impact of the global recession on our markets, most particularly the significant downturn in advertising and promotion markets in Reed Exhibitions and Reed Business Information (RBI).

Reported operating profit, after amortisation and impairment of acquired intangible assets and goodwill and exceptional restructuring and acquisition related costs, was £787m (2008: £901m), down 13%. The decrease principally reflects intangible asset and goodwill impairment charges relating to RBI and increased restructuring and acquisition integration spend, partly offset by currency translation effects.

The amortisation charge in respect of acquired intangible assets, including the share of amortisation in joint ventures, amounted to £368m (2008: £281m), up £87m as a result of ChoicePoint and other 2008 acquisitions and currency translation effects. Charges for impairment of acquired intangible assets and goodwill were £177m (2008: £9m) principally relating to RBI and certain minor exhibitions businesses.

Exceptional restructuring costs incurred amounted to £182m (2008: £152m) relating to the major restructuring programmes announced in February 2008 and 2009 and included severance, outsourcing migration and related vacant property costs. Acquisition related costs amounted to £48m (2008: £27m) principally in respect of the integration of the ChoicePoint business into LexisNexis.

Disposals and other non operating losses of £61m (2008: £92m) comprise restructuring costs in relation to assets held for sale and related closures, in particular RBI US controlled circulation titles, less net gains on disposals of minor titles and investments and fair value increases in the portfolio of venture capital investments.

Net finance costs were higher at £291m (2008: £192m, including £18m of acquisition related fees incurred in connection with ChoicePoint acquisition financing) principally reflecting a full year's financing of the ChoicePoint acquisition and currency translation effects, less the benefit of the July 2009 share placing and free cash flow.

The reported profit before tax, including amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and non operating items, was £435m (2008: £617m).

The reported tax charge was lower at £40m (2008: £155m) reflecting the reduced reported profit before tax, geographic mix effects, tax credits on prior period disposals of £34m and the full year deferred tax credit on amortisation of the deferred tax liability established on acquisition of ChoicePoint in relation to its intangible assets.

Discontinued operations
Net profit from discontinued operations of £18m in the prior year comprised the gain on disposal of the remaining Education Division businesses of £67m less taxes of £49m.

Total operations
The reported attributable profit of £391m compares with £476m in 2008, reflecting the lower reported profit before tax partly mitigated by lower tax costs and currency translation effects.

Adjusted figures
Adjusted figures are used by Reed Elsevier as additional performance measures and are stated before the amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and, in respect of earnings, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Exceptional restructuring costs relate to the major restructuring programmes announced in February 2008 and 2009. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing. Profit and loss on disposals and other non operating items are also excluded from the adjusted figures. Reconciliations between the reported and adjusted figures are set out in note 11 to the combined financial statements. Comparison at constant exchange rates uses 2008 full year average and hedge exchange rates.

Adjusted operating profit was £1,570m (2008: £1,379m), up 14%, including a full year contribution from the ChoicePoint business acquired in September 2008. At constant exchange rates, adjusted operating profits were up 1%. Underlying adjusted operating profits, ie before acquisitions and disposals, were 9% lower reflecting the operational gearing on underlying revenue declines of 6%. Underlying costs were £227m lower than in 2008 or 5.4%, at constant currencies, through significant cost actions across the business including the exceptional restructuring programmes.

The overall adjusted operating margin was unchanged at 25.9% (2008: 25.9%). An underlying margin decline of 0.8 percentage points was largely offset by the strong growth in profitability and adjusted operating margin at ChoicePoint.

The net pension expense was £18m (2008: £36m). Excluding the unallocated net pension financing credit, the net pension expense was lower at £24m (2008: £75m), reflecting the higher discount rates and lower inflation assumptions at the beginning of the year compared with the prior year and pension curtailment credits of £43m arising from changes to pension plan benefits and staff reductions, partially offset by currency translation effects. The net pension financing credit was £6m (2008: £39m) reflecting the lower market value of scheme assets at the beginning of the year compared with a year before. The charge for share based payments was £17m (2008: £46m) reflecting reduced vesting assumptions for long term incentive schemes. Restructuring costs, other than in respect of the exceptional restructuring programme and acquisition integration, were £20m (2008: £13m).

Revenue
£m


5,334
6,071
2008
2009

Adjusted operating profit
£m


1,379
1,570
2008
2009

Chief Financial Officer's report continued

Net interest expense was £291m (2008: £174m before acquisition related financing fees) principally reflecting a full year's financing of the ChoicePoint acquisition and currency translation effects, less the benefit of the July 2009 share placing and free cash flow.

Adjusted profit before tax was £1,279m (2008: £1,205m), up 6%. At constant exchange rates, adjusted profit before tax was 6% lower reflecting the flat adjusted operating profit performance and higher net interest expense.

The effective tax rate on adjusted profit before tax at 22.9% was marginally lower than the rate in 2008 reflecting financing efficiencies and geographic mix effects. The effective tax rate on adjusted profit before tax excludes movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are grossed up for the equity share of taxes in joint ventures.

The adjusted profit attributable to shareholders of £982m (2008: £919m) was up 7%. At constant exchange rates, adjusted profit attributable to shareholders was down 5%.

Cash flows

Adjusted operating cash flow was £1,558m (2008: £1,407m), up 11%, or down 2% at constant currencies.

The rate of conversion of adjusted operating profits into cash flow was very high at 99% (2008: 102%). The small decline in adjusted operating cash flow at constant currencies reflects the 1% increase in adjusted operating profits at constant currencies and the slightly lower cash flow conversion rate than the prior year's record level.

Capital expenditure included within adjusted operating cash flow was £242m (2008: £172m), including £164m (2008: £115m) in respect of capitalised development costs included within internally generated intangible assets. The increase reflects a full year of ChoicePoint capital expenditures and increased investment in product platforms and related infrastructure, and currency translation effects.

Free cash flow – after interest and taxation – was £1,051m (2008: £999m) before exceptional restructuring and acquisition related spend. The increase reflects the currency translation benefit included in adjusted operating cash flow, partially offset by higher interest payments.

Exceptional restructuring spend was £124m (2008: £72m) principally relating to severance, outsourcing migration and vacant property costs. Payments made in respect of acquisition integration amounted to £45m (2008: £27m) principally in respect of the ChoicePoint acquisition. Tax paid in the year was reduced by £36m (2008: £32m) in relation to the restructuring and acquisition related spend.

Ordinary dividends paid to shareholders in the year, being the 2008 final and 2009 interim dividends, amounted to £457m (2008: £418m). In 2008, the special distribution paid to shareholders in January 2008 from the net proceeds of the Education Division disposal amounted to £2,013m (including £27m paid to the employee benefit trust).

Free cash flow – after dividends and exceptional restructuring and acquisition integration spend – was £461m (2008: £496m). Spend on acquisitions was £94m, including £56m of payments in respect of ChoicePoint change of control and other non operating liabilities assumed on acquisition and £29m in respect of deferred consideration on prior year acquisitions. Including deferred consideration payable, an amount of £17m was capitalised in the year as acquired intangible assets and £6m as goodwill. The total consideration in respect of acquisitions made in the year was £9m. Tax paid in the year was reduced by £53m in relation to settlement of outstanding ChoicePoint share options on acquisition and other liabilities.

Proceeds, net of expenses, from share placings by the parent companies in July 2009 were £829m. No share repurchases were made by the parent companies in the year (2008: £40m) and no shares of the parent companies were purchased by the employee benefit trust (2008: £54m). Net proceeds from the exercise of share options were £5m (2008: £54m).

Debt

Net borrowings at 31 December 2009 were £3,931m (2008: £5,726m), a decrease of £1,795m since 31 December 2008. The decrease principally reflects the July 2009 share placings, which raised £829m net of expenses, free cash flow and currency translation effects. Currency translation effects decreased net borrowings by £559m, reflecting the impact of the weakening of the US dollar, from $1.45:£1 at the beginning of the year to $1.62:£1 at the end, on the largely US dollar denominated net debt.

Gross borrowings after fair value adjustments at 31 December 2009 amounted to £4,706m (2008: £6,142m). The fair value of related derivative assets was £41m (2008: £41m). Cash balances totalled £734m (2008: £375m).

Adjusted profit before tax
£m





1,205
1,279
2008
2009

Adjusted operating cash flow
£m



1,407
1,558
2008
2009

Free cash flow
£m



999
1,051
2008
2009

As at 31 December 2009, after taking into account interest rate and currency derivatives, a total of 75% of Reed Elsevier's gross borrowings (equivalent to 90% of net borrowings) were at fixed rates with a weighted average remaining life of 5.7 years and interest rate of 6.0%.

Net pension obligations, ie pension obligations less pension assets, at 31 December 2009 were £235m (2008: £369m). The decrease reflects the impact of higher plan asset values, pension benefit curtailments and currency translation partially offset by the effects of lower discount rates and an increased inflation assumption in the UK scheme.

The ratio of net debt to adjusted ebitda (earnings before interest, tax, depreciation and amortisation) at 31 December 2009 was 2.2x (2008: 2.7x, proforma for ChoicePoint), and 2.9x (LTM June 2009: 3.6x; 2008: 3.3x, proforma for ChoicePoint) on a pensions and lease adjusted basis. Reed Elsevier's target is a ratio of net debt to adjusted ebitda of 2.0-3.0x (on a pensions and lease adjusted basis) over the longer term, consistent with a solid investment grade credit rating.

Liquidity

Fixed rate term debt of $1,500m, €600m and £300m and floating rate term debt of €50m, totalling £1,836m, were issued in the year in maturities ranging from 4 to 10 years, with a weighted average coupon of 7.5% (before taking into account fixed to floating interest rate swaps), and the proceeds used to repay the majority of the ChoicePoint acquisition facility, being bank loans maturing in 2010 and 2011. The net proceeds of the July 2009 equity placings were used to repay the outstanding ChoicePoint acquisition facility and reduce short term commercial paper borrowings.

At 31 December 2009, Reed Elsevier had in place a $2.5 billion committed bank facility maturing in May 2010, providing back up for commercial paper borrowings and other short term debt, none of which was drawn, and a $2.0 billion committed bank facility, forward starting in May 2010 and maturing in May 2012. In January 2010 the $2.5 billion committed facility maturing in May 2010 was cancelled and the start date of the $2.0 billion committed facility brought forward to start immediately. This back up facility provides security of funding for $2.0 billion of short term debt to May 2012.

After taking account of these committed bank facilities and available cash resources, no borrowings mature in 2010 and 2011, £730m of borrowings mature in 2012 and £3,201m mature in 2013 and beyond. The strong free cash flow of the business, the available resources and back up facilities, and Reed Elsevier's ability to access debt capital markets are expected to provide sufficient liquidity to repay or refinance borrowings as they mature.

Capital employed and returns

The capital employed at 31 December 2009 was £11,918m (2008: £13,125m) after adding back accumulated amortisation and impairment of acquired intangible assets and goodwill. The decrease of £1,207m principally reflects the impact of currency translation at year end rates.

The return on average capital employed in the year was 10.4% (2008:12.1%). This is based on adjusted operating profits for the year, less tax at the effective rate, and the average of the capital employed at the beginning and end of the year, retranslated at the average exchange rates, adjusted for major acquisition timing and to exclude the gross up to goodwill in respect of deferred tax liabilities established on acquisitions in relation to intangible assets. The reduction in the return reflects the initially dilutive effect on returns of the ChoicePoint acquisition and the lower adjusted operating profits in the business excluding ChoicePoint.

Acquisitions typically dilute the overall return initially, but build to deliver longer term returns well over Reed Elsevier's average for the business. The recent acquisitions made in the years 2007 and 2008 are delivering post tax returns in 2009 of 10% and 6% respectively. The post tax return on ChoicePoint was 6% in the year, which compares with 4% in the prior year on a proforma basis.

Term debt maturities
$m


250
550
694
1,007
1,184
186
646
520
1,511
2011
2012
2013
2014
2016
2017
2018+

Chief Financial Officer's report continued

Parent companies

Reed Elsevier PLC	2009 £m	2008 £m	% change	% change at constant currencies
Reported profit attributable	**195**	241	-19%	
Adjusted profit attributable	**519**	486	+7%	-5%
Reported earnings per share	**17.2p**	22.1p	-22%	
Adjusted earnings per share	**45.9p**	44.6p	+3%	-9%
Ordinary dividend per share	**20.4p**	20.3p	0%	
Reed Elsevier NV	**€m**	€m		
Reported profit attributable	**219**	294	-26%	
Adjusted profit attributable	**550**	580	-5%	-5%
Reported earnings per share	**€0.32**	€0.44	-27%	
Adjusted earnings per share	**€0.79**	€0.87	-8%	-9%
Ordinary dividend per share	**€0.400**	€0.404	-1%	

For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share were respectively up 3% at 45.9p (2008: 44.6p) and down 8% at €0.79 (2008: €0.87). At constant rates of exchange, the adjusted earnings per share of both companies decreased by 9%.

The July 2009 equity placings had a dilutive effect on adjusted earnings per share of approximately 4% in 2009, taking into account the interest expense saved on the borrowings repaid from the proceeds of the equity placings and the increase in the average number of parent company shares in issue. The further dilutive effect on adjusted earnings per share in 2010 is expected to be approximately 4% (8% in the first half).

The reported earnings per share for Reed Elsevier PLC shareholders was 17.2p (2008: 22.1p) and for Reed Elsevier NV shareholders was €0.32 (2008: €0.44). The decline principally reflects the intangible asset and goodwill impairment charges in RBI, higher exceptional restructuring and acquisition integration costs, and the dilutive effect of the equity placing.

The equalised final dividends proposed are 15.0p per share for Reed Elsevier PLC and €0.293 per share for Reed Elsevier NV, unchanged and up 1% respectively compared with the prior year. This gives total dividends for the year of 20.4p (2008: 20.3p) and €0.400 (2008: €0.404), up 0.5% and down 1% on 2008 respectively. The difference in growth rates in the equalised dividends reflects changes in the euro:sterling exchange rate since prior year dividend announcement dates.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.3 times for Reed Elsevier PLC and 2.0 times for Reed Elsevier NV. The dividend policy of the parent companies is, subject to currency considerations, to grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

In July 2009, Reed Elsevier PLC placed 109.2m ordinary shares at 405p per share for proceeds, net of issue costs, of £435m and Reed Elsevier NV placed 63.0m ordinary shares at €7.08 per share for net proceeds of £394m. The numbers of ordinary shares issued represented 9.9% of the issued ordinary share capital of the respective parent companies prior to the placings.

On 18 January 2008, a special distribution was paid to shareholders in the equalisation ratio representing the net proceeds of the sale of the Education division. The distribution was 82.0p per share for Reed Elsevier PLC and €1.767 per share for Reed Elsevier NV and amounted to £2,013m in aggregate. The special distribution was accompanied by a consolidation of the ordinary share capitals of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, representing a 13.4% consolidation of ordinary share capital of both companies.

No shares were repurchased in the year. Shares repurchased in the prior year totalled 3.2m ordinary shares of Reed Elsevier PLC and 2.1m ordinary shares of Reed Elsevier NV.

Reed Elsevier PLC
Adjusted EPS
pence



44.6
45.9
2008
2009

Reed Elsevier PLC
Ordinary dividends
pence



20.3
20.4
2008
2009

Reed Elsevier NV
Adjusted EPS
€



0.87
0.79
2008
2009

Reed Elsevier NV
Ordinary dividends
€



0.404
0.400
2008
2009

Accounting policies

Introduction

The accounting policies of the Reed Elsevier combined businesses are described in the combined financial statements. The Reed Elsevier combined financial statements and the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV are presented in accordance with International Financial Reporting Standards (IFRS).

The most significant accounting policies in determining the financial condition and results of the combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions, taxation and property provisioning.

Revenue recognition policies, while an area of management focus, are generally straightforward in application as the timing of product or service delivery and customer acceptance for the various revenue types can be readily determined. Allowances for product returns are deducted from revenues based on historical return rates. Where sales consist of two or more components that operate independently, revenue is recognised as each component is completed by performance, based on attribution of relative value.

Pre-publication costs incurred in the creation of content prior to production and publication are deferred and expensed over their estimated useful lives based on sales profiles. Such costs typically comprise direct internal labour costs and externally commissioned editorial and other fees. Estimated useful lives generally do not exceed five years. Annual reviews are carried out to assess the recoverability of carrying amounts.

Development spend embraces investment in new product and other initiatives, ranging from the building of new online delivery platforms, to launch costs of new services, to building new infrastructure applications. Launch costs and other operating expenses of new products and services are expensed as incurred. The costs of building product applications and infrastructure are capitalised as intangible assets and amortised over their estimated useful lives. Impairment reviews are carried out at least annually.

Goodwill and intangible assets

Reed Elsevier's accounting policy is that, on acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis, with any excess purchase consideration representing goodwill. The valuation of intangible assets represents the estimated economic value in use, using standard valuation methodologies, including as appropriate, discounted cash flow, relief from royalty and comparable market transactions. Acquired intangible assets are capitalised and amortised systematically over their estimated useful lives, subject to impairment review. Appropriate amortisation periods are selected based on assessments of the longevity of the brands and imprints, the strength and stability of customer relationships, the market positions of the acquired assets and the technological and competitive risks that they face. Certain intangible assets in relation to acquired science and medical publishing businesses have been determined to have indefinite lives. The longevity of these assets is evidenced by their long established and well regarded brands and imprints, and their characteristically stable market positions.

The carrying amounts of goodwill and indefinite lived intangible assets in each business are reviewed for impairment at least annually. The carrying amounts of all other intangible assets are reviewed where there are indications of possible impairment. An impairment review involves a comparison of the carrying value of the asset with estimated values in use based on latest management cash flow projections. Key areas of judgement in estimating the values in use of businesses are the growth in cash flows over a five year forecast period, the long term growth rate assumed thereafter and the discount rate applied to the forecast cash flows. Sensitivity analyses are performed based on changes in these key assumptions considered to be possible by management.

Share based remuneration

Share based remuneration is accounted for in accordance with IFRS 2 – Share Based Payment and is determined based on the fair value of an award at the date of grant, and is spread over the vesting period on a straight line basis, taking into account the number of shares that are expected to vest. The fair value of awards is determined at the date of grant by use of a binomial or Monte Carlo simulation model as appropriate, which requires judgements to be made regarding share price volatility, dividend yield, risk free rates of return and expected option lives. The number of awards that are expected to vest requires judgements to be made regarding forfeiture rates and the extent to which performance conditions will be met. The assumptions are determined in conjunction with independent actuaries based on historical data and trends.

Chief Financial Officer's report continued

Pensions
Pension costs are accounted for in accordance with IAS19 – Employee Benefits.

Accounting for defined benefit pension schemes involves judgement about uncertain events, including the life expectancy of the members, salary and pension increases, inflation, the return on scheme assets and the rate at which the future pension payments are discounted. Estimates for these factors are used in determining the pension cost and liabilities reported in the financial statements. These best estimates of future developments are made in conjunction with independent actuaries. Each scheme is subject to a periodic review by independent actuaries.

For defined contribution schemes, the net cost represents contributions payable.

Taxation
The Reed Elsevier combined businesses seek to organise their affairs in a tax efficient manner, taking account of the jurisdictions in which they operate. A number of acquisitions and disposals have been made in recent years giving rise to complex tax issues requiring management to use its judgement to make various tax determinations. Although Reed Elsevier is confident that tax returns have been appropriately compiled, the application and interpretation of tax legislation is subject to uncertainty and there are risks that further tax may be payable on certain transactions or that the deductibility of certain expenditure for tax purposes may be disallowed. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise.

Reed Elsevier's policy in respect of deferred taxation is to provide in full for all taxable temporary differences using the balance sheet liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable based on forecasts of available taxable profits against which they can be utilised over the near term.

Treasury policies
The boards of Reed Elsevier PLC and Reed Elsevier NV have requested that Reed Elsevier Group plc and Elsevier Reed Finance BV have due regard to the best interests of Reed Elsevier PLC and Reed Elsevier NV shareholders in the formulation of treasury policies. Financial instruments are used to finance the Reed Elsevier businesses and to hedge transactions. Reed Elsevier's businesses do not enter into speculative transactions. The main treasury risks faced by Reed Elsevier are liquidity risk, interest rate risk, foreign currency risk and credit risk. The boards of the parent companies agree overall policy guidelines for managing each of these risks and the boards of Reed Elsevier Group plc and Elsevier Finance SA agree policies (in conformity with parent company guidelines) for their respective business and treasury centres. These policies are summarised below.

Liquidity
Reed Elsevier maintains a range of borrowing facilities and debt programmes from a variety of sources to fund its requirements at short notice and at competitive rates. The significance of Reed Elsevier Group plc's US operations means that the majority of debt is denominated in US dollars. A mixture of short term and long term debt is utilised and Reed Elsevier maintains a maturity profile to facilitate refinancing. Policy requires that no more than $1.5 billion of term debt issues should mature in any 12-month period. In addition, minimum levels of borrowings with maturities over three and five years are specified, depending on the level of net debt.

From time to time, Reed Elsevier may repurchase outstanding debt in the open market depending on market conditions and, during 2009, $44m of US term debt maturing in 2097 was bought back opportunistically following reverse enquiry by investors.

After taking account of committed bank facilities and available cash resources at 31 December 2009, no borrowings mature in the next two years, 19% of borrowings mature in the third year, 35% in the fourth and fifth years, 36% in the sixth to tenth years, and 10% beyond the tenth year.

Interest rate exposure management
Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates. The proportion of interest expense that is fixed on net debt is determined by reference to the level of net interest cover. Reed Elsevier uses fixed rate term debt, interest rate swaps, forward rate agreements and interest rate options to manage the exposure. Interest rate derivatives are used only to hedge an underlying risk and no net market positions are held.

After taking into account interest rate and currency derivatives, at 31 December 2009 interest expense was fixed on an average of £3.4 billion of forecast debt for the next 12 months. This fixed rate debt reduces to £2.2 billion by the end of 2012 and reduces further thereafter with all but £0.4 billion of fixed rate term debt (not swapped to floating rate) having matured by the end of 2019.

Currency profile revenue

- US dollar 52%
- Euro 25%
- Sterling 14%
- Other 9%



Currency profile adjusted profit before tax

- US dollar 42%
- Euro 33%
- Sterling 17%
- Other 8%



At 31 December 2009, fixed rate term debt (not swapped to floating rate) amounted to £2.7 billion (2008: £1.9 billion) and had a weighted average life remaining of 6.9 years (2008: 9.1 years) and a weighted average interest rate of 6.4% (2008: 5.4%). Interest rate derivatives in place at 31 December 2009, which fix the interest cost on an additional £0.8 billion (2008: £1.1 billion) of variable rate debt, have a weighted average maturity of 1.7 years (2008: 1.8 years) and a weighted average interest rate of 4.2% (2008: 4.6%).

Foreign currency exposure management

Translation exposures arise on the earnings and net assets of business operations in countries other than those of each parent company. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars.

Currency exposures on transactions denominated in a foreign currency are required to be hedged using forward contracts. In addition, recurring transactions and future investment exposures may be hedged, in advance of becoming contractual. The precise policy differs according to the specific circumstances of the individual businesses. Highly predictable future cash flows may be covered for transactions expected to occur during the next 12 months (50 months for Elsevier science and medical subscription businesses) within limits defined according to the period before the transaction is expected to become contractual. Cover takes the form of foreign exchange forward contracts.

As at 31 December 2009, the amount of outstanding foreign exchange cover against future transactions was £1.0 billion (2008: £1.2 billion).

Credit risk

Reed Elsevier has a credit exposure for the full principal amount of cash and cash equivalents held with individual counterparties. In addition, it has a credit risk from the potential non performance by counterparties to financial instruments; this credit risk normally being restricted to the amounts of any hedge gain and not the full principal amount being hedged. Credit risks are controlled by monitoring the credit quality of counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than single A. At 31 December 2009, cash and cash equivalents totalled £734m, of which 96% was held with banks rated A+ or better by Standard and Poor's, Moody's or Fitch.

Capital management

The capital structure is managed to support Reed Elsevier's objective of maximising long-term shareholder value through ready access to debt and capital markets, cost effective borrowing and flexibility to fund business and acquisition opportunities whilst maintaining appropriate leverage to optimise the cost of capital.

Over the long term Reed Elsevier targets cash flow conversion (the proportion of adjusted operating profits converted into cash) and credit metrics to reflect this aim and that are consistent with a solid investment grade credit rating. Levels of net debt should not exceed those consistent with such a rating other than for relatively short periods of time, for instance following an acquisition. The principal metrics utilised are free cash flow (after interest, tax and dividends) to net debt, net debt to ebitda (earnings before interest, taxation, depreciation and amortisation) and ebitda to net interest. Cash flow conversion of 90% or higher and a net debt to adjusted ebitda target, over the long term, in the range of 2x to 3x are consistent with the rating target. The cash flow conversion in 2009 was 99% and at 31 December 2009 net debt to adjusted EBITDA was 2.9x on a pensions and lease adjusted basis.

Reed Elsevier's use of cash over the longer term reflects these objectives through a progressive dividend policy, selective acquisitions and, from time to time when conditions suggest, share repurchases whilst retaining the balance sheet strength to maintain access to the most cost effective sources of borrowing and to support Reed Elsevier's strategic ambition in evolving publishing and information markets. Reed Elsevier's balance sheet was strengthened by the equity placing in July 2009 and over the next 12 months the focus will continue to be on the repayment of debt out of cash flow to bring Reed Elsevier's credit metrics further within the target range.

The balance of long term debt, short term debt and committed bank facilities is managed to provide security of funding, taking into account the cash generation of the business and the uncertain size and timing of acquisition spend.

There were no changes to Reed Elsevier's long term approach to capital management during the year.

Elsevier Reed Finance BV

Structure

Elsevier Reed Finance BV, the Dutch parent company of the Elsevier Reed Finance BV group ("ERF"), is directly owned by Reed Elsevier PLC and Reed Elsevier NV. ERF provides treasury, finance, intellectual property and reinsurance services to the Reed Elsevier Group plc businesses through its subsidiaries in Switzerland: Elsevier Finance SA ("EFSA"), Elsevier Properties SA ("EPSA") and Elsevier Risks SA ("ERSA"). These three Swiss companies are organised under one Swiss holding company, which is in turn owned by Elsevier Reed Finance BV.

Chief Financial Officer's report continued

Activities
EFSA is the principal treasury centre for the Reed Elsevier combined businesses. It is responsible for all aspects of treasury advice and support for Reed Elsevier Group plc's businesses operating in Continental Europe, Latin America, the Pacific Rim, India, China and certain other territories, and undertakes foreign exchange and derivatives dealing services for the whole of Reed Elsevier. EFSA also arranges or directly provides Reed Elsevier Group plc businesses with financing for acquisitions, product development and other general requirements and manages cash pools, investments and debt programmes on their behalf.

EPSA actively manages intellectual property assets including trademarks such as *The Lancet* and databases such as *Reaxys*. In 2009 it continued to acquire further assets such as the rights to *PharmaPendium* and the *Patent Chemistry* database. EPSA professionals constitute a centre of excellence in the management and development of intellectual property assets.

ERSA is responsible for reinsurance activities for Reed Elsevier.

Major developments
In 2009, EFSA issued €650m of term debt and the proceeds were used to refinance ChoicePoint acquisition facility loans. In addition, EFSA advised Reed Elsevier (Investments) plc on its £300m Sterling bond issue and renegotiated several term financing agreements. EFSA negotiated and advised Reed Elsevier Group plc companies on a number of banking and cash management arrangements in Continental Europe and Asia and continued to advise on treasury matters, including interest and foreign currency exposures.

The average balance of cash under management by EFSA in 2009, on behalf of Reed Elsevier Group plc and its parent companies, was approximately $0.4 billion (2008: $0.5 billion).

Liabilities and assets
At 31 December 2009, 92% (2008: 91%) of ERF's gross assets were held in US dollars and 7% (2008: 8%) in euros, including $10.0 billion (2008: $10.6 billion) and €0.6 billion (2008: €0.6 billion) in loans to Reed Elsevier Group plc subsidiaries. Loans made to Reed Elsevier Group plc businesses are funded from equity, long term debt of $2.2 billion and short term debt of $0.7 billion backed by committed bank facilities. Sources of long term debt include Swiss domestic public bonds, bilateral term loans, private placements and syndicated bank facilities. Short term debt is primarily derived from euro and US commercial paper programmes.

Mark Armour

Mark Armour
Chief Financial Officer



Reed Elsevier
Financial highlights

Key performance measures

Reed Elsevier uses a range of performance indicators to help measure its development against strategy and financial objectives. These indicators include the following:

Key performance measure	Review of 2009 performance	Performance table
Underlying revenue growth Growth in revenue excluding acquisitions and disposals at constant currency[a]	Underlying revenue declined 6%, reflecting the impact of the global recession on our markets, particularly in advertising and promotion activities	+4% 2008 -6% 2009
Online revenue Online revenue[b] expressed as a percentage of total revenue	Good growth in online services and a full year contribution of the ChoicePoint business	50% 2008 59% 2009
In addition to the Reed Elsevier key performance measures reported above, the measures below illustrate performance within individual businesses		
ScienceDirect usage Growth in full text article downloads	Full text article downloads increased close to 20%	+c.20% 2008 2009
Health Sciences online revenue Health Sciences online revenue expressed as a percentage of total Health Sciences revenue	Strong growth in online services	27% 2008 32% 2009
LexisNexis International online revenue LexisNexis International online revenue expressed as a percentage of total LexisNexis International revenue	Good growth in online services and their increasing adoption in international markets	46% 2008 52% 2009

Key performance measures continued

Key performance measure	Review of 2009 performance	Performance table
Underlying adjusted operating profit growth Growth in adjusted operating profit[c] excluding acquisitions and disposals at constant currency	Underlying adjusted operating profit declined 9%, reflecting the operational gearing of lower underlying revenue, mitigated by cost actions	2008: +9% 2009: -9%
Adjusted operating margin Adjusted operating profit expressed as a percentage of revenue	Adjusted operating margin was unchanged. An underlying margin decline of 0.8 percentage points was offset by the strong growth in adjusted operating margin in the acquired ChoicePoint business	2008: 25.9% 2009: 25.9%
Adjusted EPS growth at constant rates Growth in adjusted earnings per share[d] expressed at constant currency	Adjusted EPS growth declined 9% at constant currency, reflecting the reduction in underlying adjusted operating profit and EPS dilution from the July 2009 equity placings	2008: +15% 2009: -9%
Return on invested capital Post tax[e] adjusted operating profit expressed as a percentage of average capital employed[f]	ROIC has decreased by 1.7 percentage points reflecting the initially dilutive impact of the ChoicePoint acquisition and lower adjusted profits excluding ChoicePoint	2008: 12.1% 2009: 10.4%
Cash flow conversion rate Adjusted operating cash flow[g] expressed as a percentage of adjusted operating profits	Cash flow conversion remained very high reflecting tight working capital management	2008: 102% 2009: 99%

Notes:

(a) constant currency growth is calculated using the prior year average and hedge exchange rates.
(b) online revenue represents revenue attributable to electronic products and services.
(c) adjusted operating profit is defined as reported operating profit before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs and share of taxation of joint ventures.
(d) adjusted earnings per share is defined as reported earnings per share before the parent company's share of amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements on deferred tax balances not expected to crystallise in the near term.
(e) the effective tax rate on adjusted operating profit reflects the tax rate excluding movements on deferred tax balances not expected to crystallise in the near term, more closely aligning with cash taxes payable, and includes the benefit of deductible tax amortisation on acquired goodwill and intangible assets.
(f) invested capital is the average capital employed in the year expressed at the average exchange rates for the year. Capital employed represents the net assets of the business before borrowings and derivative financial instruments and current and deferred taxes, after adding back the cumulative amortisation and impairment of acquired intangible assets and goodwill and deducting from goodwill the gross up in respect of deferred tax liabilities recognised on acquisition of intangible assets.
(g) adjusted operating cash flow is defined as the cash generated from operations plus dividends from joint ventures less net capital expenditure on property, plant and equipment and internally developed intangible assets, and excluding payments in relation to exceptional restructuring and acquisition related costs.

Principal risks

The principal risks facing Reed Elsevier arise from the highly competitive and rapidly changing nature of our markets, the increasingly technological nature of our products and services, the international nature of our operations, legislative, fiscal and regulatory developments, and economic conditions in our markets. Certain businesses could also be affected by the impact on publicly funded and other customers of changes in funding and by cyclical pressures on advertising and promotional spending or through the availability of alternative free sources of information.

Reed Elsevier has established risk management practices that are embedded into the operations of the businesses based on the framework in internal control issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), and are reviewed by the Audit Committees and Boards. Important specific risks that have been identified and are being addressed include:

- Demand for our products and services may be impacted by factors beyond our control such as the economic environment in the United States and other major economies. Macroeconomic, political and market conditions may adversely affect the availability of short and long term funding, volatility of interest rates, currency exchange rates and inflation.

- Reed Elsevier's businesses are dependent on the continued acceptance by our customers of our products and services and the value placed on them. We cannot predict whether there will be changes in the future which will affect the acceptability of our products, services and prices to our customers.

- Our businesses operate in highly competitive markets. These markets continue to change in response to technological innovations, changing legislation, regulatory changes, the entrance of new competitors and other factors. We cannot predict with certainty the changes that may occur and the effect of those changes on the competitiveness of our businesses. We continue to invest significant resources to further adapt to the changing market and competitive environment. There is no assurance that this investment will produce satisfactory long term returns.

- Reed Elsevier's businesses are increasingly dependent on electronic platforms and networks, primarily the internet, for delivery of products and services. Although plans and procedures are in place to reduce such risks, our businesses could be adversely affected if their electronic delivery platforms and networks experience a significant failure, interruption, or security breach.

- Our products and services are largely comprised of intellectual property content delivered through a variety of media. We rely on trademark, copyright, patent and other intellectual property laws to establish and protect our proprietary rights in these products and services. However, there is a risk that our proprietary rights could be challenged, limited, invalidated or circumvented.

- A number of our businesses rely extensively upon content and data from external sources to maintain our databases. Data is obtained from public records, governmental authorities, customers and other information companies, including competitors. The disruption or loss of data sources in the future, because of changes in the law or because data suppliers decide not to supply them, could adversely affect our business if we were unable to arrange for substitute sources in a timely manner or at all.

- The scientific, technical and medical (STM) primary publications of Elsevier, like those of most of our competitors, are published on a paid subscription basis. There has been debate in the government, academic and library communities, which are the principal customers for our STM publications, regarding whether such publications should be funded instead through fees charged to authors and from governmental and other subsidies or made freely available after a period following publication. If these methods of STM publishing are widely adopted or mandated, it could adversely affect our revenue from paid subscription publications.

- New organisational and operational structures are being developed with increased focus on outsourcing and offshoring functions. The failure of third parties to whom we have outsourced activities could adversely affect our business performance, reputation and financial condition.

- We operate a number of pension schemes around the world, the largest schemes being of the defined benefit type in the UK, the US and the Netherlands. The assets and obligations associated with defined benefit pension schemes are particularly sensitive to changes in the market values of assets and the market related assumptions used to value scheme liabilities.

Principal risks continued

> Our businesses operate in over 200 locations worldwide and our earnings are subject to taxation in many differing jurisdictions and at differing rates. We seek to organise our affairs in a tax efficient manner, taking account of the jurisdictions in which we operate. However, tax laws that apply to Reed Elsevier businesses may be amended by the relevant authorities. Such amendments, or their application to Reed Elsevier businesses, could adversely affect our reported results.

> We often acquire and dispose of businesses to reshape and strengthen our portfolio and engage in restructuring activities. If we are unable to generate the anticipated benefits such as revenue growth, synergies and/or cost savings associated with these acquisitions and restructuring activities this could adversely affect our reputation and financial condition.

> If the ratings of our long term debt are downgraded in the future, our borrowing costs and access to capital may be adversely affected. A rating is based upon information furnished by us or obtained by the relevant rating agency from its own sources and is subject to revision, suspension or withdrawal by the rating agency at any time. Rating agencies may review the assigned ratings due to developments that are beyond our control.

The Reed Elsevier combined financial statements are expressed in pounds sterling and are, therefore, subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than sterling. The United States is our most important market and, accordingly, significant fluctuations in the US dollar exchange rate could significantly affect our reported results.

We recognise that Reed Elsevier and its businesses have a direct impact on the environment, principally through the use of energy and water and waste generation and in our supply chain through paper use and print and production technologies. We are committed to reducing these impacts, whenever possible, by limiting resource use and by efficiently employing sustainable materials and technologies. We require our suppliers and contractors to meet the same objectives. We seek to ensure that Reed Elsevier's businesses are compliant with all relevant environmental legislation and, accordingly, whilst environmental issues are important, we do not consider that they constitute a significant risk for Reed Elsevier.

In addition to the risks described above, further information on risks and how they are addressed is provided elsewhere in the Annual Reports and Financial Statements:

> the Business and Financial Review contains a description of the business and a discussion of factors affecting performance.

> the Corporate Responsibility report contains discussion relating to people, the environment and customers.

> note 6 to the combined financial statements contains further information on risks associated with defined benefit pension schemes.

> the Chief Financial Officer's report contains a discussion of treasury, liquidity, interest rate, foreign currency and credit risks.

> the report on Structure and Corporate Governance contains a discussion on risk management and internal control, including in relation to financial reporting.

Governance

Board Directors


1
2
3
4
5
6
7
8
9
10
11
12

Executive Directors

1 Erik Engstrom (46)
(Swedish) Chief Executive Officer since November 2009. Joined Reed Elsevier as Chief Executive Officer of Elsevier in 2004. Prior to joining Reed Elsevier was a partner at General Atlantic Partners. Before that was president and chief operating officer of Random House Inc and, before its merger with Random House, president and chief executive officer of Bantam Doubleday Dell, North America. Began his career as a consultant with McKinsey. Served as a non-executive director of Eniro AB and Svenska Cellulosa Aktiebolaget SCA.

2 Mark Armour (55)
(British) Chief Financial Officer since 1996. Prior to joining Reed Elsevier as Deputy Chief Financial Officer in 1995, was a partner in Price Waterhouse.

3 Andrew Prozes (64)
(Canadian) Chief Executive Officer of LexisNexis since 2000. Non-executive director of Cott Corporation. Prior to joining Reed Elsevier was an Executive Vice President with the West Group, part of Thomson Reuters and prior to that was Group President of Southam Inc.

Non-Executive Directors

4 Anthony Habgood (63) ■●◆
(British) Chairman since June 2009. Chairman of Whitbread plc. Previous directorships include: Chairman of Bunzl plc and of Mölnlycke Healthcare Limited; a director of SVG Capital plc; Marks and Spencer plc; Powergen plc, National Westminster Bank plc; and Geest plc. Served as chief executive of Bunzl plc, chief executive of Tootal Group plc and a director of The Boston Consulting Group Inc.

5 Dien de Boer-Kruyt (65) ◆
(Dutch) Appointed 2000. Member of the supervisory boards of Koninklijke Douwe Egberts (a subsidiary of Sara Lee Corporation), Imtech NV and Allianz Nederland Group NV. Member of the supervisory board of the National Registry of non-executive directors and leadership adviser to business, government and educational bodies.

6 Mark Elliott (60) ■●◆
(American) Appointed 2003. Chairman of the Remuneration Committee. Non-executive director of QinetiQ Group plc (of which he will be appointed Chairman from 1 March 2010) and G4S plc. Serves on the Dean's Advisory Council and the Technology Advisory Council at Indiana University. Until his retirement in 2008, was General Manager IBM Global Solutions, having held a number of positions with IBM, including Managing Director of IBM Europe, Middle East and Africa. Served on the board of IBAX, a hospital software company jointly owned by IBM and Baxter Healthcare.

7 Lisa Hook (51) ▲◆
(American) Appointed 2006. President and Chief Operating Officer of NeuStar Inc. A director of The Ocean Foundation. Was President and Chief Executive Officer at Sun Rocket Inc. Before that was President of AOL Broadband, Premium and Developer Services. Prior to joining AOL, was a founding partner at Brera Capital Partners LLC. Previously was Chief Operating Officer of Time Warner Telecommunications. Has served as Senior Advisor to the Federal Communications Commission Chairman and a Senior Counsel to Viacom Cable.

8 Robert Polet (54) ■◆
(Dutch) Appointed 2007. President and Chief Executive Officer of Gucci Group. Before that spent 26 years at Unilever working in a variety of marketing and senior executive positions throughout the world including President of Unilever's Worldwide Ice Cream and Frozen Foods division.

9 David Reid (63) ▲■●◆
(British) Appointed 2003. Senior independent non-executive director. Non-executive chairman of Tesco PLC, having previously been executive deputy chairman until December 2003, and finance director from 1985 to 1997. Chairman of Kwik-Fit and previously a non-executive director of De Vere PLC, Legal and General PLC and Westbury PLC.

10 Lord Sharman of Redlynch OBE (66) ▲●◆
(British) Appointed 2002. Chairman of the Audit Committee. Non-executive chairman of Aviva PLC and a non-executive director of BG Group plc. Member of the House of Lords since 1999. Was chairman of KPMG Worldwide until 1999, having joined KPMG in 1966. Previous directorships include: chairman of Aegis Group plc; deputy chairman of G4S plc; member of the supervisory board of ABN AMRO Holding NV; non-executive director of Young & Co's Brewery plc; and non-executive director of AEA Technology plc.

11 Ben van der Veer (58) ▲◆
(Dutch) Appointed September 2009. Member of the supervisory boards of AEGON NV, TomTom NV, Siemens Nederland NV and Koninklijke FrieslandCampina NV. Was chairman of the executive board of KPMG in the Netherlands and a member of the management committee of the KPMG International board until his retirement in 2008.

12 Marike van Lier Lels (50) ◆
(Dutch) Appointed January 2010. Member of the supervisory boards of KPN NV, USG People NV, TKH Group NV and Maersk BV. A member of the Audit Committee of the Algemene Rekenkamer and of various Dutch governmental advisory boards. Previously executive vice president and chief operating officer of the Schiphol Group, a member of the executive board of Deutsche Post Euro Express, and held various senior positions with Nedlloyd.

Board Committee Membership
▲ Audit Committee: Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV
■ Remuneration Committee: Reed Elsevier Group plc
● Nominations Committee: joint Reed Elsevier PLC and Reed Elsevier NV
◆ Corporate Governance Committee: joint Reed Elsevier PLC and Reed Elsevier NV

All of the executive directors are directors of Reed Elsevier Group plc and Reed Elsevier PLC and members of the Executive Board of Reed Elsevier NV.

Mrs Dien de Boer-Kruyt, who will retire at the conclusion of the 2010 Annual General Meeting, and Mrs Marike van Lier Lels are members of the Supervisory Board of Reed Elsevier NV. All of the other non-executive directors are directors of Reed Elsevier Group plc and Reed Elsevier PLC and members of the Supervisory Board of Reed Elsevier NV.

Corporate Responsibility

Corporate responsibility (CR) ensures good management of non-financial risk and opportunities, helps us attract and retain the best people, and strengthens our corporate reputation. It means performing to the highest commercial and ethical standards and channelling our knowledge and strengths, as global leaders in our industries, to make a difference to society.

Constant engagement with stakeholders, including shareholders, employees, communities, governments, and members of civil society, help us determine material corporate responsibility issues. Our CR Forum, chaired by the CEO, sets corresponding objectives – encompassing governance, people, health and safety, customers, supply chain, environment and community – and measures performance against them.

The complete 2009 Reed Elsevier Corporate Responsibility Report will be available online in April 2010 at www.reedelsevier.com/cr09


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Focus on Society

We focus on areas where we can make an important contribution to society through our knowledge, resources and skills: universal, sustainable access to information, advance of science and health, promotion of the rule of law and justice, and anti-crime.

Elsevier has an important role to play in advancing human welfare and economic progress in the developing world, where information resources are often scarce. Through 'information philanthropy' Elsevier, as the world's largest scientific publisher, ensures leading research is available to the countries that need it most. Among key programmes is Research4Life, in partnership with United Nations agencies and other publishers, which encompasses the Health InterNetwork Access to Research Initiative (HINARI). HINARI provides health workers and researchers in over 100 developing countries access to both core and cutting-edge health sciences information. In 2009, there were 2 million articles from nearly 1,600 Elsevier journals downloaded through HINARI, a 30% increase over 2008. Also in 2009, the Elsevier Foundation made grants including to the Third World Organization for Women in Science (TWOWS) to support twelve $5,000 awards to young women scientists working in the fields of biological, physical, chemical and mathematical science across the developing world. The awards will help further the organisation's mission to advance the participation, recognition and contributions of women scientists in less developed countries.

LexisNexis has a strong focus on the rule of law. Its Rule of Law Resource Center is one of the largest free online sources of rule of law and human rights information. In 2009, the Center's resources were expanded to include a comprehensive report on health and human rights compiled by the World Justice Project, supported by LexisNexis. As a founder of the UK's International Law Book Facility, in 2009 LexisNexis provided 2,000 legal texts to assist legal professional bodies, advice centres, pro bono groups, law schools, and other institutions involved in access to justice across common law jurisdictions in Africa, Asia and the Caribbean. In addition, through its Risk Solutions business, LexisNexis supports organisations serving children like Boys & Girls Clubs of America and Court Appointed Special Advocates for youth. Since 2002, LexisNexis Volunteer Screening has completed more that 4 million volunteer background checks for these organisations, identifying over 200,000 individuals with criminal convictions, including more than 3,000 registered sex offenders.

Reed Exhibitions provides platforms at its trade shows to organisations supporting our corporate responsibility focus areas. Over the last five years, Reed Exhibitions has given free space at the London Book Fair to BookAid International, which annually provides 500,000 books – including those donated from across Reed Elsevier – to readers in the developing world, enabling the charity to engage with a wide range of potential book and financial donors. At 2009 World Travel Market, the global event for the travel industry organised by Reed Exhibitions, World Responsible Tourism Day was marked by the Responsible Tourism Awards, which recognised sector initiatives in areas like poverty reduction, low carbon transport and technology, and conservation.

Reed Business Information (RBI) uses the power of its brands to aid communities. Variety, the leading entertainment industry news source, published by RBI, has established Power of Youth to spur young entertainers to support philanthropic and humanitarian causes, and to encourage their fans to do so as well. Since its inception in 2007, Power of Youth has raised more than $1.25 million to aid children. In 2009, RBI held a major event and auction which yielded $250,000 to benefit Starlight Children's Foundation, which helps seriously ill children and their families through entertainment and education, and LA's BEST, which provides after-school activities and education for more than 28,000 economically disadvantaged young people.

Governance

2009 Objectives

> 80% trained in Code of Ethics

> 50% of US employees completing second round online Code of Ethics training

The Reed Elsevier Code of Ethics and Business Conduct (Code), updated in 2009 to improve the clarity of its provisions and to ensure it reflects best practice, is disseminated to every employee as a guide to our corporate and individual conduct. Encompassing topics such as fair competition, anti-bribery and human rights, it encourages open and principled behaviour. 80% of current employees completed online Code training by year end 2009, with 63% of all US employees completing second round Code training in the year.

In addition, we offered advanced ethics courses to relevant staff, including on anti-harassment completed by 2,400 employees, fair competition completed by 4,500 employees, and data privacy and security completed by nearly 12,000 US employees.

In 2009, we actively promoted the United Nations Global Compact, to which we are a signatory – an initiative for businesses willing to align their operations and strategies with ten principles in the areas of human rights, labour, environment and anti-corruption – providing webinars to help fellow signatories communicate about the Compact, and serving on the steering group for the United Kingdom.

2010 Objectives

> Code of Ethics and Business Conduct course completion by 90% of all employees

> Data Privacy and Security course completion by 60% of all employees

> Anti-Bribery training for 80% of relevant employees in higher risk roles and geographies

LexisNexis Risk Solutions supports ADAM, a tool which provides geographically targeted automated alerts on missing children. It has helped in the recovery of more than 100 children.

People

2009 Objectives

> Reach all employees with 2009 Employee Opinion Survey

> Communicate to all staff on new Diversity and Inclusion Statement; advance Diversity and Inclusion Working Group

Our 32,000 people are our strength. In 2009, we disseminated a global Employee Opinion Survey (EOS) to employees, with 72% of staff taking part. Overall, employees rate Reed Elsevier as a good place to work with improved scores since the last survey in 2006 in valuing our people, being receptive to their ideas, and encouraging teamwork and collaboration. We are prioritising areas identified in the EOS for attention, including additional ways to support work/life balance.

The Reed Elsevier Diversity and Inclusion statement articulates our commitment to a diverse workforce and a work environment that respects individuals and their contributions, regardless of their gender, race or other characteristic. To better communicate on the issues we created a diversity and inclusion intranet site. Our cross-divisional Diversity and Inclusion Working Group, which draws on internal and external expertise, promoted best practice in areas ranging from training to recruitment. Growing numbers of affinity groups, like women's forums, focused on support, mentoring and community involvement, allow diversity to be expressed in meaningful ways across Reed Elsevier.

2010 Objectives

> Advance divisional EOS action plans

> Develop a diversity and inclusion strategy for key locations

Health and Safety

2009 Objectives

> Develop targeted and effective global wellness campaign

> 10% reduction in severity rate by 2010 (from 2008 baseline)

Our employees have the right to a healthy and safe workplace as outlined in the Reed Elsevier Health and Safety Policy.

To reduce our severity rate (lost days per 200,000 hours worked) we are conducting risk assessments, and working with a third party resource in the US to assign a nurse case manager to each complex or severe claim. We focused on wellness in the workplace during our 2009 annual Health & Safety Month with activities ranging from stress awareness training and flu vaccinations to fitness classes and biometric screening. In 2010, we will introduce weight loss and smoking cessation support to further promote employee wellness and help reduce absenteeism and workplace-related illnesses.


ADAM SM
Automated Delivery of
Alerts on Missing Children
Powered by LexisNexis®

Corporate responsibility continued

In the year, we launched RE:Fit2Win, a global competition which recognised employees for walking, cycling, and running, with winners receiving $1,000 for the charity of their choice. Over 117 locations participated logging 878,890 miles/1.4 million kilometres.

2010 Objectives
> 10% reduction in severity rate by 2010 (from 2008 baseline)
> Advance collection of absenteeism data

Customers

2009 Objectives
> Improve customer satisfaction as measured by Net Promoter Scores and dashboard programmes
> Increase access for underserved users, expanding developing world programmes
> Improve website accessibility across Reed Elsevier

Through the Net Promoter Score (NPS) programme we surveyed 100,000 customers to determine their willingness to recommend us. NPS tracks overall customer loyalty, deepening customer understanding and driving forward a customer centric culture. Results, reviewed by the CEO and senior managers and communicated to staff, illuminate where we are doing well and where we must do better.

We are committed to improving access to our products and services for all users, regardless of physical ability. In the year, Elsevier helped launch AccessText.org which streamlines electronic book file requests from university disability services, processing over 2,500 requests. Upgrades to core LexisNexis products launching in 2010 will incorporate WCAG 2.0, the most recent web accessibility guidelines. Our Accessibility Working Group held four educational webinars for colleagues in the year, including one hosted by the blind website editor of one of our leading journals.

2010 Objectives
> Improve customer loyalty as measured by Net Promoter Scores; advance dashboard programmes
> Continue to improve website accessibility

Supply Chain

2009 Objectives
> Expand Socially Responsible Supplier database to 550 entries
> 85% of suppliers as Supplier Code of Conduct signatories
> 40 external audits of high risk suppliers

We require our suppliers to meet the same high standards we set for ourselves. Our Supplier Code of Conduct stipulates adherence to all laws and best practice in areas such as human rights, labour and the environment. In 2009, we expanded our Socially Responsible Supplier (SRS) database to 589 suppliers, encompassing critical, preferred, and strategic suppliers, and those we deem high risk according to criteria from the Corporate Executive Board's Global Country Analysis Support Tool and human trafficking data from the US State Department. We overestimated our target for signatories to the Supplier Code due to the fragmented nature of the supplier base and the introduction of new data gathering tools late in 2009. However, 50% of all suppliers were signatories by year end. Of the 40 external audits of high risk suppliers by specialists ITS planned for 2009, 39 were completed and one was postponed until 2010. Any incidence of Supplier Code non-compliance identified in the audit process triggers a corrective action plan with tracked supplier remediation of all issues. In the future, we expect to see an increase in our SRS database and will be engaging more people within the business to reach a higher Supplier Code return rate; over the last two years, all new suppliers are required to sign our Supplier Code as a condition of doing business with us.

We provide tools for employees to undertake internal audits when visiting high risk suppliers; 12 were completed in 2009. We also provided supplier training to increase reporting on the Reed Elsevier portion of their CO_2 emissions.

2010 Objectives
> 60% of suppliers as Supplier Code of Conduct signatories
> 40 external audits of high risk suppliers
> Ask key suppliers to become UN Global Compact signatories

Environment

2009 Objectives
> Launch new environmental targets

Key Performance Indicators	Target	Baseline	Target date
CO_2 emissions	-10%	2006	2015
Total energy	-5%	2008	2015
Travel emissions	-5%	2008	2015
Water	-10%	2008	2015
Waste recycled	70%	n/a	2015

> Introduce environmental standards programme across Reed Elsevier

To achieve our 2015 targets, we are working with our Environmental Champions network, employee-led Green Teams, and engineering, design and construction specialists. We have also introduced an environmental standards programme. Standard levels are those needed to achieve our targets, based on our environmental performance as well as internal and external good practice.


Current Opinion in
Environmental
Sustainability
Inaugural Issue

Advancing environmental science

Current Opinion in Environmental Sustainability, launched in 2009, keeps specialists up to date on current environmental research.

Locations that achieve five of eight environmental standards in any year gain green status. The standards set usage levels per person (e.g. energy consumption of 5,400 kWh per person and carbon emissions of 2 t/CO_2 per person) to engage employees and inspire green competition among offices. In 2009, ten locations across our four divisions turned green.

Full details of our environmental performance will be available in the 2009 Corporate Responsibility Report from April 2010 at www.reedelsevier.com/cr09

We promote good environmental performance through our leading environmental science print and online publications and trade shows, such as Current Opinion in Environmental Sustainability, the Journal of Cleaner Production, the Environmental Law and Climate Change Center, and Pollutec, the world's largest environmental engineering show.

2010 Objectives

> 20 key sites to achieve five Reed Elsevier Environmental Standards
> Management plans to achieve environmental targets
> Map Reed Elsevier and supplier water stress locations

Community

2009 Objectives

> 10% increase in group-wide volunteering over 2008

Through our Reed Elsevier Cares programme we promote education for disadvantaged young people. We saw an 11% rise in volunteering and donated £2.5 million in cash donations (including matching gift programmes) and the equivalent of £4.4 million in gifts of products, services and staff time in 2009. Our Two Days programme allows all staff up to two days off per year for their own community work.

Reed Elsevier Cares Champions engage colleagues in activities throughout the year such as the RE Cares Challenge, which rewards business sponsored community engagement, and Reed Elsevier Cares Month, with hundreds of events around the globe. During the Month we held a £37,000 fundraising drive for Save the Children's REwrite the Future programme in Afghanistan, supporting access to education for children affected by conflict. Our annual global book drive yielded some 14,000 employee books for local and developing world readers.

2010 Objectives

> Closer alignment of RE Cares donations with corporate responsibility focus areas
> Increase in-kind contributions

RE Cares

Working with key charity partner Book Aid International, we support development of community libraries in Cameroon; overall in 2009, we donated 34,750 books to Book Aids programmes across Sub-Saharan Africa.

Our internal focus on corporate responsibility is recognised externally. In 2009 we achieved the following recognition:

> Global 100 Most Sustainable Corporations in the World
> Platinum, Business in the Community's Corporate Responsibility Index
> Dow Jones Sustainability Index and SAM Sustainability Yearbook, scoring in top 15% of companies
> Member FTSE4Good
> Finalist for VBDO Supply Chain Award
> CR Finalist, UK National Business Awards
> AAA rating from Innovest Strategic Value Advisors
> 4th place in sector group, Carbon Disclosure Project's Global 500 Climate Leaders Index; 2nd place in sector group FTSE 350
> Goldman Sachs Sustain Fund as a "best managed" sustainable company
> One of 50 companies in Global Challenges Index for substantial contributions to surmounting global challenges

Full data will be available in our 2009 Corporate Responsibility Report in April 2010 at www.reedelsevier.com/cr09



Structure and corporate governance

Corporate structure

Reed Elsevier was created in January 1993, when Reed Elsevier PLC and Reed Elsevier NV contributed their business to two jointly owned companies, Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses, and Elsevier Reed Finance BV, a Dutch registered company which owns the financing activities. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal and national identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York, and Reed Elsevier NV's securities are listed in Amsterdam and New York. Reed Elsevier PLC and Reed Elsevier NV entered into a Governing Agreement to regulate their relationship following the merger of their respective businesses. The agreement regulates the economic interests of the parties and the composition of their boards and those of Reed Elsevier Group plc and of Elsevier Reed Finance BV as further referred to below.

Equalisation arrangements

Reed Elsevier PLC and Reed Elsevier NV each hold a 50% interest in Reed Elsevier Group plc. Reed Elsevier PLC holds a 39% interest in Elsevier Reed Finance BV, with Reed Elsevier NV holding a 61% interest. Reed Elsevier PLC additionally holds a 5.8% indirect equity interest in Reed Elsevier NV, reflecting the arrangements entered into between the two companies at the time of the merger, which determined the equalisation ratio whereby one Reed Elsevier NV ordinary share is, in broad terms, intended to confer equivalent economic interests to 1.538 Reed Elsevier PLC ordinary shares. The equalisation ratio is subject to change to reflect share splits and similar events that affect the number of outstanding ordinary shares of either Reed Elsevier PLC or Reed Elsevier NV.

Under the equalisation arrangements, Reed Elsevier PLC shareholders have a 52.9% economic interest in Reed Elsevier, and Reed Elsevier NV shareholders (other than Reed Elsevier PLC) have a 47.1% economic interest in Reed Elsevier. Holders of ordinary shares in Reed Elsevier PLC and Reed Elsevier NV enjoy substantially equivalent dividend and capital rights with respect to their ordinary shares.

The boards of both Reed Elsevier PLC and Reed Elsevier NV have agreed, other than in special circumstances, to recommend equivalent gross dividends (including, with respect to the dividend on Reed Elsevier PLC ordinary shares, the associated UK tax credit) based on the equalisation ratio. A Reed Elsevier PLC ordinary share pays dividends in sterling and is subject to UK tax law with respect to dividend and capital rights. A Reed Elsevier NV ordinary share pays dividends in euros and is subject to Dutch tax law with respect to dividend and capital rights. The exchange rate used for each dividend calculation is the spot euro/sterling exchange rate, averaged over a period of five consecutive business days commencing with the tenth business day before the announcement of the proposed dividend.

Compliance with codes of best practice

The boards of Reed Elsevier PLC and Reed Elsevier NV have implemented standards of corporate governance and disclosure policies applicable to companies listed on the stock exchanges of the United Kingdom, the Netherlands and the United States. The effect of this is that a standard applying to one will, where not in conflict, also be observed by the other.

The boards of Reed Elsevier PLC and Reed Elsevier NV (Executive Board and Supervisory Board, together the Combined Board) support the principles and provisions of corporate governance contained in the Combined Code on Corporate Governance issued by the Financial Reporting Council in June 2008 (the UK Code) and those contained in the Dutch Corporate Governance Code issued in December 2008 (the Dutch Code). Reed Elsevier PLC, which has its primary listing on the London Stock Exchange, has complied throughout the year with the UK Code. Reed Elsevier NV, which has its primary listing on the Euronext Amsterdam Stock Exchange, has complied throughout the year with the UK Code, and subject to limited exceptions as explained in the Reed Elsevier NV Report of the Supervisory Board and the Executive Board on pages 162 to 165, has applied the best practice provisions of the Dutch Code. For further information on the application of the Dutch Code, see the Corporate Governance Statement of Reed Elsevier NV published on the Reed Elsevier website, www.reedelsevier.com.

Relations with shareholders

Reed Elsevier PLC and Reed Elsevier NV participate in regular dialogue with institutional shareholders, and presentations on the Reed Elsevier combined businesses are made after the announcement of the interim and full year results. The boards of Reed Elsevier PLC and Reed Elsevier NV commission periodic reports on the attitudes and views of the companies' institutional shareholders and the results are the subject of formal presentations to the respective boards. A trading update is provided at the respective Annual General Meetings of the two companies and towards the end of the financial year through Interim Management Statements. The Annual General Meetings provide an opportunity for the boards to communicate with individual shareholders. Both Reed Elsevier PLC and Reed Elsevier NV offer e-voting facilities in relation to proxy voting at shareholder meetings. The Chairman, the Chief Executive Officer, the Chief Financial Officer, the chairmen of the board committees, other directors and a representative of the external auditors are available to answer questions from shareholders. The interim and annual results announcements and presentations, together with the Interim Management Statements and other important announcements and corporate governance documents concerning Reed Elsevier, are published on the Reed Elsevier website, www.reedelsevier.com.

The boards

The board of Reed Elsevier PLC, the Combined Board of Reed Elsevier NV and the board of Reed Elsevier Group plc are harmonised. All of the directors of Reed Elsevier Group plc are also members of the board of directors of Reed Elsevier PLC and are a member of either the Executive Board or the Supervisory Board of Reed Elsevier NV. Reed Elsevier NV may nominate for appointment two directors who are not appointed to the boards of either Reed Elsevier PLC or Reed Elsevier Group plc. Following the appointment of Marike van Lier Lels to the Reed Elsevier NV Supervisory Board in January 2010, there are currently two such directors serving on the Reed Elsevier NV Supervisory Board. Dien de Boer-Kruyt will retire as a member of the Reed Elsevier NV Supervisory Board at the conclusion of the 2010 Annual General Meeting. The names, nationality and biographical details of each director appear on pages 50 and 51.

The boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV each comprise a balance of executive and non-executive directors who bring a wide range

Structure and corporate governance continued

of skills and experience to the deliberations of the boards. All non-executive directors are independent of management and free from any business or other relationship which could materially interfere with the exercise of their independent judgement. The Boards of Reed Elsevier PLC and of Reed Elsevier NV have appointed one non-executive director/Supervisory Board member to act as senior independent director, who is available to meet with institutional shareholders and assist in resolving concerns in cases where alternative channels are inappropriate. The senior independent director also leads the annual assessment of the functioning and performance of the Chairman of Reed Elsevier PLC/ Chairman of the Supervisory Board of Reed Elsevier NV. A profile, which identifies the skills and experience of the non-executive directors of Reed Elsevier PLC and the members of the Supervisory Board of Reed Elsevier NV, is available on the Reed Elsevier website, www.reedelsevier.com.

Reed Elsevier PLC and Reed Elsevier NV shareholders maintain their rights to appoint individuals to the respective boards in accordance with the provisions of the Articles of Association of these companies. Subject to this, no individual may be appointed to the boards of Reed Elsevier PLC, Reed Elsevier NV (either members of the Executive Board or the Supervisory Board) or Reed Elsevier Group plc unless recommended by the joint Nominations Committee. Members of the Committee abstain when their own re-appointment is being considered.

All Reed Elsevier PLC and Reed Elsevier NV directors are subject to retirement at least every three years, and are able then to make themselves available for re-election by shareholders at the respective Annual General Meetings. However, as a general rule, non-executive directors of Reed Elsevier PLC and members of the Reed Elsevier NV Supervisory Board serve on the respective board for two three-year terms, although the boards may invite individual directors to serve an additional three-year term.

Board changes
Changes during the year in the composition of the Boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc are noted in the table below.

As previously announced, Mr Hommen stepped down as Chairman and as a member of the Boards at the conclusion of the Annual General Meetings in April 2009. Following an external candidate search, undertaken by the Nominations Committee with the assistance of external consultants, the Nominations Committee recommended to the Boards the appointment of Anthony Habgood as Chairman of the Boards. Mr Habgood has a proven track record of leadership and a wealth of boardroom and international experience across different business sectors.

During the year the Nominations Committee engaged external consultants to assist in the recruitment of additional suitably experienced non-executive directors. In September 2009 the Nominations Committee recommended the appointment of Ben van der Veer to the Boards. Mr Van der Veer has extensive business and financial experience. In January 2010 Marike van Lier Lels was appointed as a member of the Reed Elsevier NV Supervisory Board. Mrs Van Lier Lels has extensive business and international experience, along with specific knowledge of employee related matters in the Netherlands.

Erik Engstrom, who was appointed an executive director and Chief Executive Officer of the Elsevier division in 2004, was appointed Chief Executive Officer of Reed Elsevier in November 2009. Mr Engstrom has extensive management experience in the media sector in the US and Europe, including five highly successful years developing Reed Elsevier's worldwide scientific, technical and medical information and solutions business.

Ian Smith ceased to be a director and Chief Executive Officer of Reed Elsevier in November 2009.

At the Reed Elsevier NV and Reed Elsevier PLC Annual General Meetings, to be held on 20 and 21 April 2010 respectively, Anthony Habgood, Ben van der Veer, Erik Engstrom, Mark Armour and Robert Polet will retire from the boards and, being eligible, will seek re-election. As mentioned above, Dien de Boer-Kruyt will retire from the Reed Elsevier NV Supervisory Board on 20 April 2010, and is not seeking re-appointment.

Board attendance

		Reed Elsevier PLC		Reed Elsevier NV		Reed Elsevier Group plc	
Members	Date of appointment (cessation) during the year	Number of meetings held whilst a director	Number of meetings attended	Number of meetings held whilst a director	Number of meetings attended	Number of meetings held whilst a director	Number of meetings attended
Mark Armour		8	8	8	8	10	10
Dien de Boer-Kruyt		n/a	n/a	8	7	n/a	n/a
Sir Crispin Davis	(March 2009)	1	1	1	1	1	1
Mark Elliott		8	8	8	8	10	10
Erik Engstrom		8	7	8	7	10	9
Anthony Habgood	June 2009	3	3	3	3	5	5
Jan Hommen	(April 2009)	5	3	5	3	5	3
Lisa Hook		8	8	8	8	10	10
Robert Polet		8	8	8	8	10	10
Andrew Prozes		8	8	8	8	10	10
David Reid		8	7	8	7	10	9
Lord Sharman		8	8	8	8	10	10
Ian Smith	January 2009 (November 2009)	7	6	7	6	9	8
Ben van der Veer	September 2009	2	2	2	2	3	3

Structure and corporate governance continued

Taking into account the assessment by the Corporate Governance Committee of the qualifications and performance of each individual director seeking re-election at the 2010 Annual General Meetings, the Nominations Committee has recommended to the boards the re-appointment of each director.

Board induction and information

On appointment and as required, directors receive training appropriate to their level of previous experience. This includes the provision of a tailored induction programme so as to provide newly appointed directors with information about the Reed Elsevier businesses and other relevant information to assist them in performing their duties. Non-executive directors are encouraged to visit the Reed Elsevier businesses to meet management and senior staff.

All directors have full and timely access to the information required to discharge their responsibilities fully and efficiently. They have access to the services of the respective company secretaries, other members of Reed Elsevier's management and staff, and external advisors. Directors may take independent professional advice in the furtherance of their duties, at the relevant company's expense.

In addition to scheduled board and board committee meetings held during the year, directors attend many other meetings and site visits. Where a director is unable to attend a board or board committee meeting he or she is provided with all relevant papers and information relating to that meeting and is able to discuss issues arising with the respective Chairman and other Board members.

Elsevier Reed Finance BV has a two-tier board structure comprising a Supervisory Board and a Management Board. The Supervisory Board consists of Rudolf van den Brink (Chairman), Mark Armour and Dien de Boer-Kruyt, with the Management Board consisting of Jacques Billy, Gerben de Jong and Jans van der Woude. Appointment to the Supervisory and Management Boards are made by Elsevier Reed Finance BV's shareholders, in accordance with the company's Articles of Association. Dien de Boer-Kruyt will retire from the Supervisory Board of Elsevier Reed Finance BV in April 2010. It was resolved that Ben van der Veer and Marike van Lier Lels will be appointed to this board in the first half of 2010.

Members	Date of appointment during the year	Number of meetings held whilst a director	Number of meetings attended
Mark Armour		3	2
Jacques Billy		3	3
Dien de Boer-Kruyt		3	3
Rudolf van den Brink		3	3
Gerben de Jong		3	3
Jans van der Woude	February 2009	2	2

Board Committees

In accordance with the principles of good corporate governance, the following committees, all of which have written terms of reference, have been established by the respective boards. Membership of each committee is set out on pages 50 and 51. The terms of reference of the committees are published on the Reed Elsevier website, www.reedelsevier.com.

Audit Committees: Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc have established Audit Committees. The Committees comprise only non-executive directors, all of whom are independent, and are chaired by Lord Sharman. A report of the Audit Committees, setting out the role of the Committees and their main activities during the year, appears on pages 79 and 80.

Members	Date of appointment during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Lisa Hook		5	5
David Reid		5	5
Lord Sharman		5	5
Ben van der Veer	September 2009	1	1

The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV.

Remuneration Committee: Reed Elsevier Group plc has established a Remuneration Committee, which is responsible for recommending to the boards the remuneration for the executive directors of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV. The Committee, which during the year comprised only independent non-executive directors, is chaired by Mark Elliott. Anthony Habgood was appointed a member of the Committee in January 2010. A Directors' Remuneration Report, which has been approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV, appears on pages 62 to 78. This report also serves as disclosure of the directors' remuneration policy, and the remuneration and interests of the directors in the shares of the two parent companies, Reed Elsevier PLC and Reed Elsevier NV.

Members	Date of appointment (cessation) during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Mark Elliott		4	4
Jan Hommen	(April 2009)	1	0
Robert Polet		4	4
David Reid	February 2009	3	3

Nominations Committee: Reed Elsevier PLC and Reed Elsevier NV have established a joint Nominations Committee, which provides a formal and transparent procedure for the selection and appointment of new directors to the boards. Following the retirement of Sir Crispin Davis in March 2009, the Committee now comprises only independent non-executive directors.

The Committee's terms of reference include assuring board succession and making recommendations to the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc concerning the appointment or re-appointment of directors to, and the retirement of directors from, those boards. In conjunction with the Chairman of the Reed Elsevier Group plc Remuneration Committee and external consultants, the Committee is also responsible for developing proposals for the remuneration and fees for new directors. In recommending appointments to the Reed Elsevier NV Supervisory Board, the Committee considers the knowledge, experience and background of

Structure and corporate governance continued

individual directors and the Supervisory Board as a whole, having regard to the profile adopted for the constitution of the Supervisory Board (see www.reedelsevier.com).

Members	Date of appointment (cessation) during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Sir Crispin Davis	(March 2009)	4	4
Mark Elliott		9	7
Anthony Habgood	June 2009	3	3
Jan Hommen	(April 2009)	5	2
David Reid		9	9
Lord Sharman		9	8

Corporate Governance Committee: Reed Elsevier PLC and Reed Elsevier NV have established a joint Corporate Governance Committee, which is responsible for reviewing ongoing developments and best practice in corporate governance. The Committee is also responsible for recommending the structure and operation of the various committees of the boards and the qualifications and criteria for membership of each committee, including the independence of members of the boards. The Committee comprises only non-executive directors, and is chaired by Anthony Habgood. Marike van Lier Lels was appointed a member of the Committee in January 2010.

During the year the Committee assessed the performance of individual directors and, led by the senior independent director, also assessed the performance of the Chairman. Using questionnaires completed by all directors, the Committee reviewed the functioning and constitution of the boards and their committees. Based on these assessments and on the board effectiveness review, the Committee believes that the performance of each director continues to be effective and that they demonstrate commitment to their respective roles in Reed Elsevier.

Members	Date of appointment (cessation) during the year	Number of meetings held whilst a Committee member	Number of meetings attended
Dien de Boer-Kuyt		2	1
Mark Elliott		2	2
Anthony Habgood	June 2009	2	2
Jan Hommen	(April 2009)	0	0
Lisa Hook		2	2
Robert Polet		2	2
David Reid		2	2
Lord Sharman		2	2
Ben van der Veer	September 2009	1	1

Internal control

Parent companies

The boards of Reed Elsevier PLC and Reed Elsevier NV exercise independent supervisory roles over the activities and systems of internal control of Reed Elsevier Group plc and Elsevier Reed Finance BV. The boards of Reed Elsevier PLC and Reed Elsevier NV have each adopted a schedule of matters which are required to be brought to them for decision. In relation to Reed Elsevier Group plc and Elsevier Reed Finance BV, the boards of Reed Elsevier PLC and Reed Elsevier NV approve the strategy and the annual budgets, and receive regular reports on the operations, including the treasury and risk management activities of the two companies. Major transactions proposed by the boards of Reed Elsevier Group plc or Elsevier Reed Finance BV require the approval of the boards of both Reed Elsevier PLC and Reed Elsevier NV.

The Reed Elsevier PLC and Reed Elsevier NV Audit Committees meet on a regular basis to review the systems of internal control and risk management of Reed Elsevier Group plc and Elsevier Reed Finance BV.

Operating companies

The board of Reed Elsevier Group plc is responsible for the system of internal control of the Reed Elsevier publishing and information businesses, while the boards of Elsevier Reed Finance BV are responsible for the system of internal control in respect of the finance group activities. The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV are also responsible for reviewing the effectiveness of their systems of internal control.

The boards of Reed Elsevier Group plc and Elsevier Reed Finance BV have implemented an ongoing process for identifying, evaluating, monitoring and managing the more significant risks faced by their respective businesses. This process has been in place throughout the year ended 31 December 2009 and up to the date of the approvals of the Annual Reports and Financial Statements 2009.

Reed Elsevier Group plc

Reed Elsevier Group plc has an established framework of procedures and internal controls, with which the management of each business is required to comply. Group businesses are required to maintain systems of internal control which are appropriate to the nature and scale of their activities and address all significant operational and financial risks that they face. The board of Reed Elsevier Group plc has adopted a schedule of matters that are required to be brought to it for decision.

Structure and corporate governance continued

Reed Elsevier Group plc has a Code of Ethics and Business Conduct that provides a guide for achieving its business goals and requires officers and employees to behave in an open, honest, ethical and principled manner. The Code also outlines confidential procedures enabling employees to report any concerns about compliance, or about Reed Elsevier's financial reporting practice. The Code is published on the Reed Elsevier website, www.reedelsevier.com.

Each division has identified and evaluated its major risks, the controls in place to manage those risks and the levels of residual risk accepted. Risk management and control procedures are embedded into the operations of the business and include the monitoring of progress in areas for improvement that come to management and board attention. The major risks identified include business continuity, protection of IT systems and data, challenges to intellectual property rights, management of strategic and operational change, evaluation and integration of acquisitions, and recruitment and retention of personnel. Further detail on the principal risks facing Reed Elsevier is set out on pages 47 and 48.

The major strategic risks facing the Reed Elsevier Group plc businesses are considered by the Board. Reed Elsevier's Chief Risk Officer has the responsibility to provide regular reports to the Board and Audit Committee. Working closely with divisional and business management and with the central functions, the role of the Chief Risk Officer is to ensure that Reed Elsevier is managing its business risks effectively and in a coordinated manner across the business with clarity on the respective responsibilities and interdependencies. Litigation and other legal regulatory matters are managed by legal directors in Europe and the United States.

The Reed Elsevier Group plc Audit Committee receives regular reports on the identification and management of material risks and reviews these reports. The Audit Committee also receives regular reports from both internal and external auditors on internal control and risk management matters. In addition, each division is required, at the end of the financial year, to review the effectiveness of internal controls and risk management and report its findings on a detailed basis to the management of Reed Elsevier Group plc. These reports are summarised and, as part of the annual review of effectiveness, submitted to the Audit Committee of Reed Elsevier Group plc. The Chairman of the Audit Committee reports to the board on any significant internal control matters arising.

Elsevier Reed Finance BV

Elsevier Reed Finance BV has established policy guidelines, which are applied to all Elsevier Reed Finance BV companies. The boards of Elsevier Reed Finance BV have adopted schedules of matters that are required to be brought to them for decision. Procedures are in place for monitoring the activities of the finance group, including a comprehensive treasury reporting system. The major risks affecting the finance group have been identified and evaluated and are subject to regular review. The controls in place to manage these risks and the level of residual risk accepted are monitored by the boards. The internal control system of the Elsevier Reed Finance BV group is reviewed each year by the external auditors.

Annual review

As part of the year end procedures, the Audit Committees and boards of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV review the effectiveness of the systems of internal control and risk management during the last financial year. The objective of these systems is to manage, rather than eliminate, the risk of failure to achieve business objectives. Accordingly, they can only provide reasonable, but not absolute, assurance against material misstatement or loss.

The boards have confirmed, subject to the above, that as regards financial reporting risks, the respective risk management and control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly during the year.

Responsibilities in respect of the financial statements

The directors of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV are required to prepare financial statements as at the end of each financial period, in accordance with applicable law and regulations, which give a true and fair view of the state of affairs, and of the profit or loss, of the respective companies and their subsidiaries, joint ventures and associates. They are responsible for maintaining proper accounting records, for safeguarding assets, and for taking reasonable steps to prevent and detect fraud and other irregularities. The directors are also responsible for selecting suitable accounting policies and applying them on a consistent basis, making judgements and estimates that are prudent and reasonable.

Applicable accounting standards have been followed and the Reed Elsevier combined financial statements, which are the responsibility of the directors of Reed Elsevier PLC and Reed Elsevier NV, are prepared using accounting policies which comply with International Financial Reporting Standards.

Structure and corporate governance continued

Going concern

The directors of Reed Elsevier PLC and Reed Elsevier NV, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2009 financial statements. In reaching this conclusion, the directors of Reed Elsevier PLC and Reed Elsevier NV have had due regard to the combined businesses' financial position as at 31 December 2009, the strong free cash flow of the combined businesses, Reed Elsevier's ability to access capital markets and the principal risks facing Reed Elsevier.

A commentary on the Reed Elsevier combined businesses' cash flows, financial position and liquidity for the year ended 31 December 2009 is set out in the Chief Financial Officer's Report on pages 36 to 39. This shows that after taking account of available cash resources and committed bank facilities that back up short term borrowings, none of Reed Elsevier's borrowings fall due within the next two years. Reed Elsevier's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 42 and 43. Further information on liquidity of the combined businesses can be found in note 19 of the combined financial statements. The principal risks facing Reed Elsevier are set out on pages 47 and 48.

US certificates

As required by Section 302 of the US Sarbanes-Oxley Act 2002 and by related rules issued by the US Securities and Exchange Commission, the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV certify in the respective Annual Reports 2009 on Form 20-F to be filed with the Commission that they are responsible for establishing and maintaining disclosure controls and procedures and that they have:

- designed such disclosure controls and procedures to ensure that material information relating to Reed Elsevier is made known to them;
- evaluated the effectiveness of Reed Elsevier's disclosure controls and procedures;
- based on their evaluation, disclosed to the Audit Committees and the external auditors all significant deficiencies in the design or operation of disclosure controls and procedures and any frauds, whether or not material, that involve management or other employees who have a significant role in Reed Elsevier's internal controls; and
- presented in the Reed Elsevier Annual Report 2009 on Form 20-F their conclusions about the effectiveness of the disclosure controls and procedures.

A Disclosure Committee, comprising the company secretaries of Reed Elsevier PLC and Reed Elsevier NV and other senior Reed Elsevier managers, provides assurance to the Chief Executive Officer and Chief Financial Officer regarding their Section 302 certifications.

Section 404 of the US Sarbanes-Oxley Act 2002 requires the Chief Executive Officer and Chief Financial Officer of Reed Elsevier PLC and of Reed Elsevier NV to certify in the respective Annual Reports 2009 on Form 20-F that they are responsible for maintaining adequate internal control structures and procedures for financial reporting and to conduct an assessment of their effectiveness. The conclusions of the assessment of internal control structures and financial reporting procedures, which are unqualified, are presented in the Reed Elsevier Annual Report 2009 on Form 20-F.

Directors' remuneration report

Remuneration Committee

Executive directors

Non-executive directors

Total Shareholder Return graphs

Remuneration and share tables

This report describes how Reed Elsevier applies the principles of good governance relating to directors' remuneration. In respect of the disclosures contained in this report, we have sought to comply with the substance and spirit of prevailing legislation and corporate governance guidelines in the UK and the Netherlands. The Remuneration Committee (the Committee) has sought to balance in a thoughtful and responsible manner the UK legislative requirements with best practice guidelines on disclosure in the Netherlands. This report has been prepared by the Remuneration Committee of Reed Elsevier Group plc in accordance with regulations made under the Companies Act 2006 and the Dutch Corporate Governance Code (the Dutch Code).

The Directors' Remuneration Report was approved by the boards of Reed Elsevier Group plc, Reed Elsevier PLC and Reed Elsevier NV and will be submitted to shareholders for an advisory vote at the Annual General Meeting of Reed Elsevier PLC. Separate resolutions will be submitted to the Annual General Meetings, of Reed Elsevier PLC and Reed Elsevier NV in respect of the long-term incentive arrangements proposed for 2010. In addition, a resolution relating to policy changes on annual incentives will be submitted to the Annual General Meeting of Reed Elsevier NV.

The audited parts of the Directors' Remuneration Report
In compliance with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, and under Title 9, Book 2 of the Civil Code in the Netherlands the following elements of this report have been audited: the table entitled 'Transfer value of accrued pension benefits' on page 70; the tables showing 'Aggregate emoluments' and 'Individual fees of non-executive directors' on page 72; the tables on 'Individual emoluments of executive directors' and 'Directors' shareholdings in Reed Elsevier PLC and Reed Elsevier NV' on page 73; and the section 'Share-based awards in Reed Elsevier PLC and Reed Elsevier NV' on pages 73-78.

Introduction from Remuneration Committee Chairman

Given the backdrop of the challenging year and volatile business environment described by the Chairman and the CEO, the Remuneration Committee has been actively engaged in the review and management of all of our executive compensation programmes.

First we decided for a second year in a row that there will be no increases in base salaries, except for Erik Engstrom who received a promotional increase on his appointment as CEO of Reed Elsevier.

The continuing volatile economic environment makes the setting of targets and management of performance within a narrow range significantly more difficult. Therefore, our second action was a decision to flatten the payout slope in the annual incentive plan for 2010. This means that a smaller bonus would start to accrue for achieving 94% of target and the level of outperformance required to earn a bonus in excess of target has been substantially increased. In addition, the Committee has determined that for 2010, executive directors will only be able to earn the target bonus if 2010 profit performance exceeds 2009. The target and maximum bonus opportunities remain unchanged.

Finally, during the year the Committee reviewed the long-term incentive arrangements in the context of the significant changes in the senior leadership team, a challenging business environment with the late cycle impact on our professional markets and Reed Elsevier's strategy.

The review resulted in the formulation of a set of proposals for new long-term incentive (LTI) arrangements on which we consulted with some 30 major shareholders and shareholder representative bodies in the UK, the Netherlands and the US in early 2010. The input and feedback received during the consultation process shaped the LTI arrangements for which we will be seeking shareholder approval at the Annual General Meetings in April. The new arrangements are designed to drive sustainable performance in the longer term by focusing on a balance of returns and earnings metrics that hold the executives accountable for the delivery of the strategy. A detailed description of the new arrangements is set out in the notes to the notices of the Annual General Meetings of shareholders.

In developing the LTI proposals, the Committee was sensitive to and mindful of the need to ensure that the level of the overall incentive opportunity available under the new proposals remains within the parameters of the incentive framework previously approved by shareholders.

In other matters, standard terms and conditions were applied to the retirement of Sir Crispin Davis and the departure of Ian Smith. Sir Crispin's terms were reported in last year's remuneration report. The payment for loss of office provided to Ian Smith, who resigned by mutual agreement, was limited to base salary and benefits. In accordance with policy, part of the payment for loss of office is subject to mitigation. All of his share-based incentives lapsed on termination.

As in previous years, our approach to preparing this report has been to meet the highest standards of disclosure, balancing relevant requirements in the UK and the Netherlands, whilst aiming to produce a clear and understandable report.

Mark Elliott
Chairman, Remuneration Committee

Directors' remuneration report continued

Remuneration Committee

Constitution
Throughout 2009, the Committee consisted of independent non-executive directors, as defined by the Combined Code of the FSA Listing Rules and the Dutch Code. Jan Hommen was also a member of the Committee until 21 April 2009 when he stepped down from the Reed Elsevier boards. Although not a formal member of the Committee, Anthony Habgood attended meetings of the Committee since his appointment as Chairman of Reed Elsevier Group plc in June 2009. He was appointed a member of the Committee with effect from 1 January 2010. Details of Committee members and meeting attendance are contained in the section on 'Structure and corporate governance'. The Company Secretary of Reed Elsevier Group plc, Stephen Cowden, also attends the meetings in his capacity as secretary to the Committee. At the invitation of the Committee Chairman, the CEO of Reed Elsevier attends appropriate parts of the meetings.

Ian Fraser (Group HR Director) and Philip Wills (Director, Compensation and Benefits) provided material advice to the Committee during the year.

Advisors
Towers Perrin acted as external advisers to the Committee throughout 2009 and also provided market data and data analysis. Towers Perrin also provided actuarial and other human resources consultancy services directly to some Reed Elsevier companies.

The individual consultants involved in advising the Committee do not provide advice to the executive directors or act on their behalf.

Terms of reference
The Committee is responsible for:

> Setting the remuneration in all its forms, and the terms of the service contracts and all other terms and conditions of employment of directors of Reed Elsevier Group plc appointed to any executive office of employment.

> Advising the Chief Executive Officer on the remuneration of members of the Management Committee (other than executive directors) of Reed Elsevier Group plc and of the Company Secretary.

> Providing advice to the Chief Executive Officer, as required, on major policy issues affecting the remuneration of executives at a senior level below the Board.

> Establishing and amending the rules of all share-based incentive plans for approval by shareholders.

A copy of the terms of reference of the Committee can be found on the Reed Elsevier website, www.reedelsevier.com.

Executive directors

Remuneration philosophy and policy
The context for Reed Elsevier's remuneration policy and practices is set by the needs of a group of global businesses, each of which operates internationally by line of business. Furthermore, Reed Elsevier PLC and Reed Elsevier NV's respective stock market listings in London and Amsterdam combined with the majority of its employees being based in the US provides a particular set of challenges in the design and operation of remuneration policy.

Our remuneration philosophy
Reed Elsevier's guiding remuneration philosophy for senior executives is based on the following precepts:

> Performance-related compensation with demanding performance standards.

> Creation of shareholder value.

> Competitive remuneration opportunity to attract and retain the best executive talent from anywhere in the world.

> A balanced mix of remuneration between fixed and variable elements, and annual and long term performance.

> Aligning the interests of executive directors with shareholders and other stakeholders.

Our remuneration policy
In line with this guiding philosophy our remuneration policy is described below.

> Reed Elsevier aims to provide a total remuneration package that is able to attract and retain the best executive talent from anywhere in the world, at an appropriate level of cost.

> In reaching decisions on executive remuneration, the Committee takes into account the remuneration arrangements and levels of increase applicable to senior management and Reed Elsevier employees generally.

> The Committee considers the social, governance, and environmental implications of its decisions, particularly when setting and assessing performance objectives and targets, and seeks to ensure that incentives are consistent with the appropriate management of risk.

> Total targeted remuneration of senior executives will be competitive with that of executives in similar positions in comparable companies, which includes global sector peers and companies of similar scale and international complexity.

> Competitiveness is assessed in terms of total remuneration (ie salary, annual and long-term incentives and benefits).

> The intention is to provide total remuneration that reflects sustained individual and business performance; ie median performance will be rewarded by total remuneration that is positioned around the median of relevant market data and upper quartile performance by upper quartile total remuneration.

> The Committee will consider all available discretion to claw back any payouts made on the basis of materially misstated data. With effect from 2009, the rules of all incentive plans were amended to provide for specific provisions in this regard.

Directors' remuneration report continued

> The Committee considers it important to encourage personal investment and ongoing holding of Reed Elsevier PLC and Reed Elsevier NV securities amongst the senior executive population. Executive directors and other senior executives are subject to minimum shareholding requirements.

How the performance measures in the incentives link to our business strategy
Our annual incentive plan is focused on operational excellence as measured by the financial measures of revenue, profit and cash generation. In addition, a significant portion of the annual bonus is dependent upon the achievement of annual key performance objectives (KPOs) that create a platform for sustainable future performance. These KPOs align with Reed Elsevier's strategic imperatives described elsewhere in this report and range from the delivery of specific projects and the achievement of efficiency targets to corporate and social responsibility objectives.

The Committee believes that one of the main drivers of long-term shareholder value is sustained growth in profitability, underpinned by appropriate capital discipline. The new LTI arrangements and bonus investment plan proposed for 2010 are aimed at driving sustainable performance in the longer term by focusing on earnings and returns over three and five year periods. The metrics are cascaded down to the businesses and adjusted to reflect expectations for each business. As the Committee assesses performance against these metrics, it will ensure that the scores fairly represent the underlying business performance.

The balance between fixed and performance related pay
The majority of each executive director's total remuneration package is linked to performance. We aim to provide each executive director with an annual total remuneration package comprising fixed and variable pay. On an ongoing basis, the annual total remuneration package includes an incentive opportunity of around 70% for target performance (as a percentage of the total package comprising both annual and long term incentives). The core components of the total remuneration package are described on page 65. The following diagram shows the balance between the fixed and variable elements of the remuneration package assuming target performance.

Fixed pay elements – 30%
- 20% salary
- 10% pensions and other benefits

Variable pay elements – 70%
- 20% annual incentive
- 50% long term incentive



To illustrate how our levels of compensation are driven by business performance we have produced the chart below (scale in percent of base salary). This illustrates the way in which remuneration payable to an executive director under the prior plans would vary from base salary at minimum up to a theoretical maximum under different performance scenarios. The new LTI arrangements and bonus investment opportunity for 2010 will deliver equal or less reward for similar levels of performance as the prior plans. For the purposes of this illustration assumptions have been made in relation to vesting/payout levels at the different levels of performance.


LTIP
BIP
ESOS
AIP
Salary
700%
600%
500%
400%
300%
200%
100%
0%
Minimum
Threshold
Target
Maximum

Our approach to market positioning and benchmarking
The market competitiveness of total remuneration (ie salary, annual and long-term incentives and benefits) is assessed against a range of relevant comparator groups as follows:

> Global peers operating in businesses similar to those of Reed Elsevier (including Thomson Reuters, WPP, Pearson, John Wiley; Wolters Kluwer, Dun & Bradstreet, Experian, McGraw-Hill, UBM, DMGT, Informa, Lagardère and FICO.

> Companies listed on the London Stock Exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.

> Companies listed on the New York Stock exchange (cross-industry but excluding those in the financial services sector) of a similar size (measured by aggregate market capitalisation) and international scope.

> Companies listed on the Amsterdam Stock Exchange, cross-industry and of a similar size (measured by aggregate market capitalisation) and international scope.

The composition of the respective comparator groups is subject to minor changes year on year reflecting changes in the size, international scope and listing status of specific companies during the year.

The competitiveness of our remuneration packages is assessed by the Committee as part of the annual review cycle for pay and performance, in line with the process set out below.

> First, the overall competitiveness of the total remuneration packages is assessed. The appropriate positioning of an individual's total remuneration against the market is determined based on the Committee's judgement of individual performance and potential.

> The Committee then considers market data and benchmarks for the different elements of the package including salary, total annual cash and total remuneration.

> If it is determined that a total remuneration competitive gap exists, the Committee believes that this should be addressed via a review of performance-linked compensation elements in the first instance.

> Benefits, including medical and retirement benefits, are positioned to reflect local country practice.

Directors' remuneration report continued

The total remuneration package

Each element of the remuneration package for executive directors is designed to achieve specific objectives, as described in the table below. In aggregate, they create a unified and balanced reward mix and competitive employment proposition. The value of the reward package is only maximised through the integrated delivery of annual and longer term performance. Reward for the delivery of business results is connected with reward for value flowing to shareholders. The incentive arrangements are structured in such a way that reward cannot be maximised through inappropriate short term risk-taking.

The table below provides an overview of the component parts of the total remuneration package for executive directors.

Summary of remuneration elements for executive directors

Element	Purpose	Performance period	Performance measure
Salary	Positions the role and individual appropriately within the relevant market for executive talent	Not applicable	Reflects the sustained value of an executive's skills, experience and contribution compared with the relevant talent market
Annual Incentive	Provides focus on the delivery of stretching annual financial targets and the achievement of annual objectives and milestones that create a platform for sustainable future performance	One year	Annual targets for: revenue, profit, cash flow conversion rate and key performance objectives
Long Term Incentive	> Provides focus on the delivery of the medium to longer term strategy and holds the executive directors accountable for the delivery of that strategy > Drives value creation via the delivery of sustained financial performance and returns for shareholders	Please refer to the notes of the notices of the Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV for detail of the proposed LTI arrangements and bonus investment plan applicable to 2010.	
Bonus Investment	> Encourages personal investment in, and ongoing holding of, Reed Elsevier shares promoting greater alignment with shareholders > Supports the retention of key talent		
Retirement benefits	Positioned to ensure broad competiveness with local country practice	Not applicable	Terms and vesting are specific to the individual with reference to the relevant country practice

Each of these remuneration elements is described in greater detail in the remainder of this section.

Salary
Salary reflects the role and the sustained value of the executive in terms of skills, experience and contribution in the context of the relevant market.

Salaries for executive directors are reviewed annually in the context of the competitiveness of total remuneration. Any increases typically take effect on 1 January. Base salaries have been frozen for executive directors since 1 January 2008, including with effect from 1 January 2010. Erik Engstrom's base salary was increased to £1,000,000 per annum from 11 November 2009 following his appointment as CEO of Reed Elsevier Group plc.

	Annual salary from 1 January 2010	Annual salary from 1 January 2009
Current directors		
Mark Armour	**£613,440**	£613,440
Erik Engstrom	**£1,000,000**	$1,192,464*
Andrew Prozes	**$1,215,180**	$1,215,180
Former directors		
Sir Crispin Davis (retired 31 March 2009)	–	£1,181,100
Ian Smith (resigned 10 November 2009)	–	£900,000

*£1,000,000 p.a. from 11 November 2009 following his promotion to CEO of Reed Elsevier.

Reed Elsevier uses the same factors to determine the levels of increase across all employee populations globally: ie relevant pay market, skills, experience and contribution. Reed Elsevier operates across many diverse countries in terms of their remuneration structures and practices. Any increases awarded to different employee groups in different geographies reflect this diversity and range of practices. An increase of approximately 2% on average will be awarded across the senior management population globally for 2010. No increases were provided to senior management in 2009, except for promotions or where significant market adjustments were required. This level of increase is in line with increases provided to the wider employee population.

Directors' remuneration report continued

Annual Incentive Plan (AIP)
The AIP provides focus on the delivery of stretching annual financial targets. It further motivates the achievement of annual objectives and milestones that create a platform for sustainable future performance.

The AIP for 2010
For 2010, executive directors have a target bonus opportunity of 100% of salary (unchanged from 2009) that is weighted as follows across four elements:

Measure	Weighting
Revenue	30%
Profit*	30%
Cash Flow Conversion Rate	10%
Key Performance Objectives (KPOs)	30%

*The Profit measure for the CEO and CFO of Reed Elsevier is Adjusted Profit After Tax for the Reed Elsevier combined businesses. The profit measure for the CEO of LexisNexis is Adjusted Operating Profit of LexisNexis.

The target bonus opportunity for the financial measures is payable for the achievement of highly stretching financial targets. The four elements are measured separately, such that there could be a payout on one element and not on others.

The continuing volatile economic environment has made the setting of targets and management of performance within a narrow range significantly more difficult. In view of this, the Committee has decided to widen the payout range under the AIP for 2010 and to make the incentive slope flatter. This means that a smaller bonus would start to accrue for achieving 94% of target (versus the 97.5% entry point for 2009) against each individual financial performance measure. However, the level of out-performance required to achieve the maximum bonus (150% of target and unchanged from 2009) has been substantially increased for 2010. In addition, the Committee has determined that for 2010, executive directors will only be able to earn a bonus of 100% of salary if 2010 profit performance exceeds 2009.

The KPOs are individual to each executive director. Each executive director is set up to six KPOs to reflect critical business priorities for which they are accountable. Against each objective, measurable milestone targets are set for the year. All financial targets and KPOs are approved by the Committee and are subject to formal assessment at the end of each year. The Chairman of Reed Elsevier presents his assessment of performance against KPOs for the CEO of Reed Elsevier Group plc to the Committee whilst the CEO of Reed Elsevier Group plc presents his assessment of KPO performance for the other executive directors. The Committee then discusses and agrees the final KPO score for each executive director.

AIP payout history
Since 2003, only 41% of the bonuses paid to executive directors have been equal to or greater than the target bonus. The highest bonus paid to any director since 2003 was 112.9% of salary, falling well short of the maximum bonus opportunity.

AIP payments for 2009
In assessing the level of bonus payments for 2009, the Committee noted the following performances.

	% change over 2008 at constant exchange rates	
	Revenue	Adjusted operating profit
Reed Elsevier	0%	+1%
Elsevier	+4%	+9%
LexisNexis	+14%	+13%

The 2009 financial results were relatively robust given the depth of the global recession. At constant exchange rates, revenue growth was flat (or 6% lower underlying, ie before acquisitions and disposals); costs were substantially reduced, limiting the decline in underlying margins to 80 basis points; and adjusted operating profits were up 1% (or 9% lower underlying).

Reed Elsevier delivered a relatively robust performance given the depth of the unprecedented global recession. Elsevier saw continued growth in a challenging market environment. LexisNexis delivered an excellent first year contribution from the ChoicePoint acquisition, with a 44% increase in ChoicePoint's pro forma adjusted operating profits, and otherwise saw a modest underlying revenue decline against the backdrop of a significant downturn in the legal industry. Reed Exhibitions and Reed Business Information, accounting for 15% of adjusted operating profits, were particularly hard hit by the downturn in advertising and promotion markets. The impact of underlying revenue declines was mitigated by significant restructuring and cost actions across the business.

Post-tax return on capital employed was 10.4%. The reduction from 12.1% reported in 2008 reflects the initially dilutive effect on returns of the ChoicePoint acquisition and the lower adjusted operating profits in the underlying business. Acquisitions typically dilute the overall return initially, but build to deliver longer term returns over Reed Elsevier's average for the business.

Conversion of 99% of adjusted operating profit into cash was very high and confirmed the quality of the earnings reported.

Individual directors achieved solid performance against their key performance objectives. In the context of the highly challenging financial targets set for 2009 however, annual bonuses for directors were substantially below the target level.

The following bonuses will be paid to executive directors and former directors in March 2010:

	2009 annual bonus (to be paid in March 2010)	% of 2009 salary earned
Current directors		
Mark Armour	**£420,206**	**68.5**
Erik Engstrom	**$1,325,305**	**106.6**
Andrew Prozes	**$738,526**	**60.8**
Former directors		
Sir Crispin Davis	**£131,397**	**44.5**
Ian Smith	**£427,500**	**47.5**

Directors' remuneration report continued

Erik Engstrom's 2009 bonus was determined on the basis of Elsevier financials and his original KPOs set at the beginning of 2009.

In accordance with standard practice for retirement, Sir Crispin Davis was eligible for a pro rata bonus for 2009 subject to performance against KPOs in the period up to retirement and Reed Elsevier financial performance for 2009. Ian Smith was also eligible for a bonus in accordance with the terms agreed in respect of his loss of office during 2009 subject to Reed Elsevier financial performance determined in the same way as bonuses payable to other executive directors and performance against KPOs.

Long Term Incentive (LTI)
Provides focus on the delivery of the medium to longer term strategy and holds the executive directors accountable for the delivery of that strategy. Drives value creation via the delivery of sustained financial performance and returns to shareholders.

Long Term Incentive arrangements for 2010
Currently, LTI awards are provided through a mix of performance shares (via the Long Term Incentive Plan) and share options (via the Executive Share Option Scheme). Having reviewed the LTI arrangements over the last few months within the context of the challenging business environment, the changes in senior management during 2009 and Reed Elsevier's strategy, the Committee has concluded that the current LTIs are no longer best positioned to meet shareholder interests. Therefore, no grants will be made to executive directors under the Executive Share Option Scheme and the Long Term Incentive Plan in 2010.

Instead, the Committee has developed new LTI proposals for 2010 on which it has been consulting with Reed Elsevier's major shareholders and key shareholder representative bodies in the UK, the Netherlands and the United States. The Committee believes that the proposed LTI arrangements provides a more appropriate basis for supporting the strategy of Reed Elsevier over the medium to longer term by focusing on a balanced set of performance metrics.

Extensive modelling and scenario analysis was undertaken in order to assess the impact of the proposals using different assumptions. We specifically tested whether the proposed structure encouraged any inappropriate behaviours and excessive risk taking and whether the level of reward that could be earned at different levels of performance was fair and appropriate in the context of value delivered at a given level of performance to shareholders. The Committee concluded from this review that the structure of the proposals combined with the Reed Elsevier governance and risk management processes and clawback provisions provide the necessary checks and balances to prevent excessive risk taking. In addition, a cap will apply to payouts under the new LTI arrangements to ensure that payout levels under the proposals remain within existing parameters.

It is the Committee's intent to submit a proposal for the 2010 LTI framework for shareholder approval at the 2010 AGMs. A detailed description of the proposal is provided in the notes of the notices of the Annual General Meetings of shareholders of Reed Elsevier PLC and Reed Elsevier NV.

Terms applicable to outstanding awards granted under the prior LTI plans

Executive Share Option Scheme (ESOS)
ESOS awards to executive directors were subject to an annual individual maximum (in terms of the market value of the shares under option) of three times salary. The grants of options were over shares in Reed Elsevier PLC and Reed Elsevier NV at the market price on the date of grant.

A pre-grant performance condition of compound annual growth in adjusted earnings per share at constant currencies (Adjusted EPS) over the three years prior to grant determined the size of the total grant pool available for all participants. The ESOS awards to executive directors are then subject to a further performance test on vesting measured over a three-year period starting on 1 January of the year of grant. The awards granted in 2007 were subject to a performance hurdle of Adjusted EPS of 6%. For awards granted in 2008 and 2009, the Committee increased the hurdle to 8% Adjusted EPS.

Options are exercisable between three and ten years from the date of grant (except for defined categories of approved leavers). In the event of a change of control, the Committee would make an assessment of progress against targets at the time the change of control occurs.

The ESOS awards that vested on 13 March 2009 (i.e. the 2006 ESOS grant) following an Adjusted EPS performance of 12.5% p.a. and the ESOS awards granted in 2009 to the executive directors are disclosed in the share tables on pages 74-78.

In respect of ESOS awards granted in 2007, the options awarded to executive directors and former directors lapsed on the date of the report. The performance test was not met.

Long Term Incentive Plan (LTIP)
Since 2003, the LTIP has vested only twice.

Under the LTIP, executive directors were eligible to receive an annual award of performance shares with a target value of up to 135% of salary. The awards were over shares in Reed Elsevier PLC and Reed Elsevier NV. The vesting of the awards is subject to performance against two measures: Adjusted EPS and relative TSR performance over the same three-year performance period.

In addition, the vesting of awards is subject to meeting shareholding requirements and, once met, maintaining an ongoing holding at the required level. Participation in the LTIP is subject to the executive agreeing to be bound by strict non-compete provisions. Both of these features will be retained in the proposed new LTI arrangements.

No payout is made under the LTIP unless Reed Elsevier achieves a minimum threshold of Adjusted EPS over a three-year performance period. This is irrespective of the associated TSR performance. The award earned under the EPS condition may be increased or decreased by TSR performance measured against a group of industry peers over three years. The combined effect of the two performance measures is shown in the table below, which sets out the potential vesting as a percentage of the initial target award. There is no retesting of the performance condition.

Directors' remuneration report continued

LTIP potential vesting schedule

Adjusted EPS		TSR ranking			
2008 & 2009 awards	2007 awards	Below median	Median	62.5th percentile	Upper quartile and above
Below 10%	Below 8%	0%	0%	0%	0%
10%	8%	28%	35%	42%	49%
12%	10%	80%	100%	120%	140%
14% and above	12% and above	108%	135%	162%	189%

The Committee has full discretion to alter awards granted to participants based on its assessment as to whether the Adjusted EPS and TSR performance fairly reflects the progress of the business having regard to underlying revenue growth, cash generation, return on capital employed and any significant changes in currency and inflation, as well as individual performance.

To the extent that the underlying shares vest, notional dividends (i.e. dividend equivalents) are paid on the vested shares in cash at the end of the three-year performance period.

The TSR comparator group for awards made from 2007 to 2009 is made up of global industry peers. The comparators applicable to the outstanding LTIP awards are set out below.

TSR comparators*

	2009 Award	2008 Award	2007 Award
ChoicePoint		✓	✓
DMGT	✓	✓	✓
Dow Jones			✓
Dun & Bradstreet	✓	✓	✓
Emap		✓	✓
Experian	✓		
FICO	✓	✓	✓
Informa	✓	✓	✓
John Wiley	✓	✓	✓
Lagardere Groupe	✓	✓	✓
McGraw-Hill	✓	✓	✓
Pearson	✓	✓	✓
Reuters Group			✓
Taylor Nelson Sofres		✓	✓
The Thomson Corp			✓
Thomson Reuters	✓	✓	
UBM	✓	✓	✓
Wolters Kluwer	✓	✓	✓
WPP Group	✓	✓	✓

*Reflects the composition of the comparator group as at the date of grant.

Numerous mergers and acquisitions have impacted the comparator group companies during the performance cycles. The Committee applies a fair and consistent basis to determine the relative TSR performance of each company for these purposes. Companies which are taken over within six months after the start of a performance period are excluded from the comparator group. For those that are subject to a transaction more than six months into a performance period, any transaction-related share price premium is eliminated and the TSR prior to the transaction is indexed forward using the daily average share price movement for the remaining companies in the peer group.

The averaging period applied for TSR measurement purposes is six months prior to the start of the financial year in which the award is made and the final six months of the third financial year of the performance period. Reed Elsevier's TSR is taken as a simple average of the TSR of Reed Elsevier PLC and Reed Elsevier NV.

The TSR of each comparator company is calculated in the currency of its primary listing.

In the event of a change of control, the performance test applied under the LTIP would be based on an assessment by the Committee of progress against the Adjusted EPS and TSR targets at the time the change of control occurs (subject to any rollover that may apply).

As previously set out in the 2008 Remuneration Report (page 67), the 2006 LTIP award vested at maximum (at 189% of target) on 27 February 2009. This level of vesting was based on Adjusted EPS performance of 12.5% p.a. and Reed Elsevier's TSR ranking at the 76.4th percentile against the peer group of global competitors over the three year performance period ended 31 December 2008. In addition, participants received notional dividends on their vested shares. The aggregate notional dividends per vested Reed Elsevier PLC and Reed Elsevier NV ordinary share were £0.500 and €1.212 respectively. These reflect the dividends paid in 2006, 2007 and 2008 and exclude the special distribution made in January 2008 following the sale of the Education division.

The vested awards are disclosed in the share tables on pages 74-78 and the notional dividends paid are disclosed in the table showing the individual emoluments of executive directors on page 73.

In respect of the LTIP awards granted in 2007 to executive directors and former directors, Adjusted EPS performance over the three years ended 31 December 2009 did not reach the minimum level required for vesting. As a result, the 2007-09 LTIP cycle did not vest for these executives.

Bonus Investment
Encourages personal investment in, and ongoing holding of, Reed Elsevier shares to promote greater alignment with shareholders.

Bonus Investment for 2010

The Committee considers it important to encourage personal investment and ongoing shareholding in Reed Elsevier PLC and Reed Elsevier NV securities amongst the senior executive population to develop greater alignment with shareholders. Reed Elsevier operates a Bonus Investment Plan (BIP) which is open to approximately 150 senior executives worldwide. As part of the LTI review, the Committee also reviewed the BIP and is proposing to amend the plan for 2010 and going forward. Therefore, no grants will be made in 2010 to executive directors under the prior BIP. A detailed description of the new bonus investment plan is provided in the notes of the notices of the Annual General Meetings of shareholders of Reed Elsevier PLC and Reed Elsevier NV.

Directors' remuneration report continued

Terms applicable to outstanding awards granted under the prior Bonus Investment Plan
Since the implementation of the BIP in 2003, four of the completed three-year performance cycles have vested.

The vesting of the matching shares is subject to the achievement of an Adjusted EPS hurdle over the three-year performance period. A hurdle rate of 6% per annum applied to the 2007 matching awards which was increased to 8% per annum Adjusted EPS for the 2008 and 2009 matching awards. Awards of matching shares made under the 2009-11 BIP cycle to executive directors during the year and matching awards vested under the 2006-2008 BIP cycle are disclosed in the share tables on pages 74-78. Adjusted EPS performance over the three years ended 31 December 2008 was 12.5% p.a. and exceeded the performance condition to vest the 2006-08 matching awards.

At the date of this report, the Committee determined that the performance condition in respect of the 2007-09 BIP cycle for executive directors and former directors was not met. Consequently, no matching shares vested in respect of this cycle for these executives.

In the event of a change of control, the vesting of the matching shares is subject to the discretion of the Committee.

Shareholding requirement
The shareholding requirement for the CEO of Reed Elsevier Group plc is three times salary and for other executive directors two times salary. Executive directors have five years to build up their shareholding to the required level. Shareholding requirements are also in place for a selected group of senior executives below the board. Meeting the shareholding requirement is a condition of vesting the designated LTIP awards and once met, is a condition of ongoing participation in the LTIP. Those directors who were granted an LTIP award in 2006, and who are subject to ongoing shareholding requirements, well exceeded their requirement in order to vest this award in February 2009.

Details of directors' shareholdings, as at 31 December 2009, are set out on page 73. As at 31 December 2009, Erik Engstrom already exceeded his new shareholding requirement of three times salary (increased from previously two times following his appointment as CEO of Reed Elsevier Group plc in November 2009) based on his new annual salary.

Other employee share plans
UK-based executive directors are eligible to participate in the HMRC approved all-employee UK Savings-Related Share Option Scheme (SAYE). US-based directors are eligible to participate in the all-employee US-based Employee Stock Investment Plan (EMSIP). Under the EMSIP, employees are able to purchase Reed Elsevier PLC and Reed Elsevier NV securities at the prevailing market price, with commissions and charges being met by Reed Elsevier.

Dilution
The estimated dilution over a ten-year period from outstanding awards if vested over Reed Elsevier PLC shares under all share-based plans was 5.7% of the Reed Elsevier PLC share capital at 31 December 2009. The estimated dilution over the same period in respect of outstanding awards if vested over Reed Elsevier NV shares was 6.2% of the Reed Elsevier NV share capital at 31 December 2009.

Retirement benefits
Retirement benefit provisions are set in the context of the total remuneration for each executive director, taking account of age and service and against the background of evolving legislation and practice in Reed Elsevier's major countries of operation. Base salary is the only pensionable element of remuneration.

Erik Engstrom and Mark Armour are provided with UK defined benefit pension arrangements under which they accrue a pension of 1/30th of salary for every year of service (up to a maximum of two thirds of salary). The pension is provided through a combination of:

> the main UK Reed Elsevier Pension Scheme for salary restricted to a cap, determined annually on the same basis as the pre-April 2006 Inland Revenue earnings cap, and

> Reed Elsevier's unfunded unapproved pension arrangement for salary above the cap.

Prior to 1 November 2007, Erik Engstrom was not a member of any company pension scheme and Reed Elsevier made annual contributions of 19.5% of his salary to his personal pension plan. From 1 November 2007 contributions to his designated retirement account ceased and he became a member of the UK defined benefit pension arrangement.

Andrew Prozes, a US-based director, is provided with a mixed arrangement of defined benefit and defined contribution. In accordance with US legislation, he has no defined retirement age. On 17 July 2007, he became vested in an annual pension of US$300,000. His basic pension continues to accrue at a rate of $42,857 per annum for each completed year of service between 17 July 2007 and 1 February 2011. In addition, Andrew Prozes will be entitled to receive an enhancement to his annual pension unless he resigns or if his employment is terminated by Reed Elsevier for cause prior to 1 February 2011. Any such enhancement will be equal to $3,721 times the number of completed calendar months between 1 July 2007 and the date of termination or, if earlier, 1 February 2011. For these purposes, his termination date shall be deemed to be 12 months after he ceases employment.

Sir Crispin Davis ceased to be a director on 19 March 2009 and retired on 31 March 2009 at which point he became entitled to a pension of £533,319 p.a. Ian Smith received a monthly cash allowance in lieu of pension equal to 30% of his monthly gross salary until his resignation by mutual agreement on 10 November 2009.

The pension arrangements for all directors (UK and non-UK) include life assurance cover whilst in employment, an entitlement to a pension in the event of ill health or disability and a spouse's and/or dependants' pension on death.

The increase in the transfer value of the directors' pensions, after deduction of contributions, is shown in the table overleaf. Transfer values for the UK directors have been calculated in accordance with the guidance note GN11 published by the UK Institute of Actuaries and Faculty of Actuaries. The transfer values at 31 December 2009 have been calculated using the transfer value basis adopted by the trustees of the pension scheme from 1 October 2008.

The transfer value in respect of individual directors represents a liability in respect of directors' pension entitlement, and is not an amount paid or payable to the director.

Transfer values of accrued pension benefits

	Age 31 December 2009	Director's contributions	Transfer value of accrued pension 31 December 2008	Transfer value of accrued pension 31 December 2009	Increase in transfer value during the year (net of director's contributions)*	Accrued annual pension 31 December 2009	Increase in accrued annual pension during the year	Increase in accrued annual pension during the year (net of inflation)	Transfer value at 31 December 2009 of increase in accrued pension during the year (net of inflation and director's contributions)
Mark Armour	55	£6,105	£4,358,939	£5,170,768	£805,724	£304,976	£20,441	£17,884	£297,109
Erik Engstrom	46	£6,105	£271,227	£624,769	£347,437	£49,127	£24,712	£24,492	£305,371
Andrew Prozes	63	–	$5,659,371	$6,719,734	$1,060,363	$515,199	$87,508	$87,508	$1,141,369
Sir Crispin Davis*	60	£1,470	£9,609,144	£10,165,955	£555,341	£533,319	£13,718	£13,718	£260,010

*Became entitled to a total annual pension of £533,319 upon retirement on 31 March 2009.
**Ian Smith was not a pension scheme member. The cash allowance paid to him in lieu of pension is disclosed on page 73.

Service contracts

Executive directors are employed under service contracts that provide for a maximum of one year's notice. The contracts neither specify a predetermined level of severance payment nor contain specific provisions in respect of change in control. The Committee believes that, as a general rule, notice periods should be 12 months and that the directors should, subject to any legal constraints within their base country, be required to mitigate their damages in the event of termination. The Committee will, however, note local market conditions so as to ensure that the terms offered are appropriate to attract and retain top executives operating in global businesses.

The service contracts for executive directors (and for approximately 100 other senior executives) contain the following three provisions:

> non-compete provisions which prevent them from working with specified competitors, from recruiting Reed Elsevier employees and from soliciting Reed Elsevier customers for a period of 12 months after leaving employment;

> in the event of their resigning, they will immediately lose all rights to any outstanding awards under the LTIP, ESOS and BIP granted from 2004 onwards including any vested but unexercised options; and

> in the event that they were to join a specified competitor within 12 months of leaving employment, any gains made in the six months prior to leaving employment on the vesting or exercise of an LTIP, ESOS and BIP award made from 2004 onwards shall be repayable.

Each of the executive directors has/had a service contract, as summarised in the table below.

	Contract Date	Expiry date (subject to notice period)	Notice period	Subject to:
Mark Armour(i)	7 October 1996	29 July 2014	12 months	English law
Erik Engstrom(i)	25 June 2004	14 June 2025	12 months	English law
Andrew Prozes(ii)	5 July 2000	Indefinite	12 months salary payable for termination without cause	New York law
Sir Crispin Davis(i)	19 July 1999	Ceased to be a director on 19 March 2009 and retired 31 March 2009	–	English law
Ian Smith(i)	3 November 2008	Resigned 10 November 2009	12 months	English law

(i) Employed by Reed Elsevier Group plc (ii) Employed by Reed Elsevier Inc.

Sir Crispin Davis' retirement arrangements

As previously disclosed in the 2008 Remuneration Report (page 70), Sir Crispin Davis' retirement in March 2009 was subject to the following terms:

> he would continue to be eligible for a pro rata 2009 annual bonus under the AIP. Any bonus due will be paid in the first quarter of 2010 and will be subject to performance against KPOs in the period to his retirement and Reed Elsevier financial performance for 2009 in the same way as the bonuses payable to the other executive directors;

> as is standard practice for retirements early in the year, he did not receive 2009 grants under ESOS and LTIP and did not participate in the 2009 BIP;

> no termination payments were due since he retired;

> all unvested share-based awards were treated in accordance with the rules of the plans, and outstanding options remain exercisable for three-and-a-half years from retirement; and

> his LTIP shareholding requirement ceased on retirement.

Directors' remuneration report continued

Ian Smith's termination arrangements
Ian Smith's service contract terminated on 10 November 2009 following his resignation by mutual agreement. The following terms applied in respect of his loss of office:

> payment of a cash sum on termination, equivalent to an unmitigated payment of seven months base salary and benefits. In addition, up to a further five monthly instalments equivalent to 1/12th of his annual salary and benefits will be payable commencing on 10 June 2010, with each instalment reduced by the gross amount of any alternative employment, consulting or advisory income received;

> payment of fees for legal and other advice;

> he would continue to be eligible for a 2009 annual bonus under the AIP. The bonus was determined in accordance with the terms of the AIP based on performance against KPOs and Reed Elsevier financial performance for 2009 and the bonus due will be paid in March 2010;

> all unvested awards granted under the LTI plans, comprising options granted under ESOS and performance shares granted under the 2008-10 and 2009-11 LTIP cycles lapsed in full on termination.

Policy on external appointments
The Committee believes that the experience gained by allowing executive directors to serve as non-executive directors on the boards of other organisations is of benefit to Reed Elsevier. Accordingly, executive directors may, subject to the approval of the Chairman and the Chief Executive Officer, serve as non-executive directors on the boards of up to two non-associated companies (of which only one may be to the board of a major company) and they may retain remuneration arising from such appointments.

> Sir Crispin Davis is a non-executive director of GlaxoSmithKline plc and received a fee of £26,250 up to the date of his retirement on 31 March 2009 (£86,250 during 2008 which related to the full calendar year).

> Andrew Prozes is a non-executive director of the Cott Corporation and received a fee of $127,285 (£81,073) during 2009 ($153,790 (£83,130) during 2008).

> Ian Smith is a non-executive director of Galiform plc and received a fee of £25,961 up to the date of his resignation on 10 November 2009.

Non-executive directors

Policy on non-executive directors' fees
Reed Elsevier seeks to recruit non-executive directors with the experience to contribute to the boards of a dual-listed global business and with a balance of personal skills that will make a major contribution to the boards and their committee structures. With the exception of Dien de Boer-Kruyt and Marike van Lier Lels since her appointment in January 2010, who serve only on the Supervisory Board of Reed Elsevier NV, non-executive directors, including the Chairman, are appointed to the boards of Reed Elsevier Group plc, Reed Elsevier PLC and the Supervisory Board of Reed Elsevier NV. Non-executive directors' fees represent the directors' membership of the three boards.

The primary source for comparative market data is the practice of FTSE 50 companies, although reference is also made to AEX and US listed companies.

Non-executive directors, including the Chairman, serve under letters of appointment and are not entitled to notice of, or payments following, retirement from the boards.

Fee levels
Non-executive directors receive an annual fee in respect of their memberships of the boards of Reed Elsevier PLC, Reed Elsevier NV and Reed Elsevier Group plc. The fees paid to Dien de Boer-Kruyt and Marike van Lier Lels, who serve only on the Supervisory Board of Reed Elsevier NV, reflects their time commitment to that company and to other companies within the Reed Elsevier combined businesses. Non-executive directors are reimbursed for expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provision, share options or other forms of benefit. Fees may be reviewed annually, although in practice they have changed on a less frequent basis.

Non-executive directors' fees were last reviewed during 2007 and the annual fee rates applicable to non-executive directors below have been in effect since 1 January 2008. During 2009, the Board reviewed the Chairman's fee in the context of prevailing fee levels provided by UK companies of a similar size and complexity to Reed Elsevier and the increased time commitment required by the Chairman going forward. The Board approved a Chairman's fee of £500,000 per annum effective from 1 June 2009 following the appointment of Anthony Habgood as Chairman of Reed Elsevier Group plc.

	Annual fee 2010	Annual fee 2009
Chairman	**£500,000 from 1 June 2009** **€350,000 until 21 April 2009***	€350,000
Non-executive directors	**£55,000/€75,000**	£55,000/€75,000
Chairman of:		
– Audit Committee	**£15,000/€20,000**	£15,000/€20,000
– Remuneration Committee	**£15,000/€20,000**	£15,000/€20,000

*Annual fee paid pro rata during 2009 to Jan Hommen who stepped down from the Reed Elsevier boards on 21 April 2009.

The total annual fee payable to Dien de Boer-Kruyt is €48,000 and to Marike van Lier Lels from appointment in January 2010 is €48,000. The Chairman of Reed Elsevier chairs the Nominations Committee and does not receive a separate fee for his role as chairman of that committee.

Directors' remuneration report continued

Total Shareholder Return graphs

As required by the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, the graphs in this section show the Reed Elsevier PLC and Reed Elsevier NV total shareholder return performance, assuming dividends were reinvested. They compare the Reed Elsevier PLC performance with that achieved by the FTSE 100, and the Reed Elsevier NV performance with the performance achieved by the Euronext Amsterdam (AEX) Index, over the five-year period from 31 December 2004 to 31 December 2009.

For the five-year period from 31 December 2004, the TSR for Reed Elsevier PLC was 16%, against a FTSE 100 return of 35%. For Reed Elsevier NV during the same period, TSR was minus 4% against an AEX Index return of 13%. As Reed Elsevier PLC and Reed Elsevier NV are members of the FTSE 100 and AEX Index respectively, these indices are relevant.

Reed Elsevier PLC v FTSE 100 – 5 years


• Reed Elsevier PLC
• FTSE 100
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Dec 04
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Reed Elsevier NV v AEX – 5 years


• Reed Elsevier NV
• AEX Index
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For the purposes of the charts, the total shareholder return is calculated on the basis of the average share price in the 30 trading days prior to the respective year ends and on the assumption that dividends were reinvested.

Remuneration and share tables

The information set out in this section forms part of the audited disclosures in this report. For the purposes of the disclosures in this section, the average exchange rates for the relevant year have been used.

Directors' emoluments and fees

Aggregate emoluments
The emoluments of the directors of Reed Elsevier PLC and Reed Elsevier NV (including any entitlement to fees or emoluments from either Reed Elsevier Group plc or Elsevier Reed Finance BV) were as follows:

	2009 £'000	2008 £'000
Salaries and fees	**4,016**	4,360
Benefits	**360**	115
Payments for loss of office	**1,124**	–
Annual performance-related bonuses	**2,294**	5,547
Pension contributions	**32**	51
Payments to former directors*	**284**	–
Pension in respect of former directors	**1,034**	429
Total	**9,144**	10,502

*This reflects notional dividend payments made to Patrick Tierney and Gerard van de Aast on the vesting of the 2006-08 cycle of LTIP of £123,030 and £161,253 respectively.

Ian Smith's employment ended on 10 November 2009 under the arrangements described on page 71. The payments made to him on termination are included above under *'Payments for loss of office'*. As described in the 2008 Remuneration Report (page 70), Gerard van de Aast's employment terminated on 31 December 2008. He received a mitigated payment in lieu of notice of £391,000 equivalent to eight months' service on termination which was paid in January 2009 and which is also included above under *'Payments for loss of office'*.

The 2009 increase in *'Pension in respect of former directors'* compared to 2008 reflects pension payments made during the year by Reed Elsevier under the unfunded section of the Reed Elsevier pension scheme to Sir Crispin Davis (from 1 April 2009) and Gerard van de Aast (from 1 January 2009).

Individual fees of non-executive directors

	2009 £	2008 £
Dien de Boer-Kruyt	**42,857**	38,095
Mark Elliott	**70,000**	70,000
Anthony Habgood (from 1 June 2009)	**291,667**	–
Lisa Hook	**55,000**	55,000
Robert Polet	**55,000**	55,000
David Reid	**55,000**	55,000
Lord Sharman	**70,000**	70,000
Ben van der Veer (from 3 September 2009)	**22,321**	–
Jan Hommen (until 21 April 2009)	**104,167**	277,778
Rolf Stomberg (until 23 Apr 2008)	**–**	19,841
Total	**766,012**	640,714

Other required disclosures
No loans, advances or guarantees have been provided on behalf of any director.

Details of long-term share-based incentives which vested and were exercised by the directors over shares in Reed Elsevier PLC and Reed Elsevier NV during the year are shown on pages 74-78. The aggregate notional pre-tax gain (excluding notional dividends) made by the directors from such incentives during the year was £8,303,637 (2008: £1,857,517). The year on year change reflects in most part the vesting of the 2006-08 LTIP cycle during the year following no LTIP vesting in 2008.

Directors' remuneration report continued

Individual emoluments of executive directors

	Salary £	Benefits £	Bonus £	Notional dividends on vested 2006-08 LTIP cycle £	Payment for loss of office £	Total 2009 £	Total 2008 £
Mark Armour	**613,440**	**21,855**	**420,206**	**172,049**	**–**	**1,227,550**	1,193,051
Erik Engstrom	**793,131***	**25,970**	**844,143**	**188,130**	**–**	**1,851,374**	1,319,618
Andrew Prozes	**774,000**	**16,583**	**470,399**	**191,716**	**–**	**1,452,698**	1,189,120
Sir Crispin Davis (until 31 March 2009)	**295,275**	**7,301**	**131,397**	**331,268**	**–**	**765,241**	2,285,147
Ian Smith (1 January until 10 November 2009)	**775,000**	**288,261****	**427,500**	**–**	**733,250*****	**2,224,011**	–
Total	**3,250,846**	**359,970**	**2,293,645**	**883,163**	**733,250**	**7,520,874**	5,986,936

*This reflects the pro rating of his US dollar salary of $1,192,464 p.a. until 10 November 2009 and his new sterling denominated salary of £1,000,000 p.a. for the remainder of 2009.
**Includes a cash allowance of £232,500 paid in lieu of pension (equivalent to 30% of salary earned) and a payment of £41,538 in respect of accrued but untaken holiday at the date of termination.
***As disclosed on page 71, up to a further five instalments equivalent to 1/12th of his annual salary and benefits may be payable. This is, however, subject to mitigation. As termination of the service contract occurred during the first term in office, the terms agreed for loss of office are in accordance with best practice provision II.2.8 of the Dutch Code.

Benefits principally comprise the provision of a company car or car allowance, health and disability insurance. The IFRS2 fair value of grants made under ESOS, BIP and LTIP during 2009, based on the number of awards as disclosed in the tables on pages 74-78, to executive directors in office on 31 December 2009 is £5,320,633. The number of awards that ultimately vest will depend upon performance against the conditions described in the front section of the remuneration report.

With the inclusion of the payment for loss of office, Ian Smith was the highest paid director in 2009. All of the share-based awards granted to him during 2009 lapsed in full on termination and he made no notional pre-tax gains on the vesting of any share-based incentives.

Directors' shareholdings in Reed Elsevier PLC and Reed Elsevier NV

The interests of those individuals who were directors of Reed Elsevier PLC and Reed Elsevier NV as at 31 December 2009 in the issued share capital of the respective companies at the beginning and end of the year are shown below.

	Reed Elsevier PLC ordinary shares		Reed Elsevier NV ordinary shares	
	1 January 2009*	31 December 2009	1 January 2009*	31 December 2009
Mark Armour	131,572	248,742	62,384	136,889
Dien de Boer-Kruyt	–	–	–	–
Mark Elliott	–	–	–	–
Erik Engstrom	77,856	107,040	211,760	365,580
Anthony Habgood	–	50,000	–	–
Lisa Hook	–	–	–	–
Robert Polet	–	–	–	–
Andrew Prozes	231,709	148,142	168,676	112,004
David Reid	–	–	–	–
Lord Sharman	–	–	–	–
Ben van der Veer	–	–	1,298	1,298

*On date of appointment if subsequent to 1 January 2009.

There have been no changes in the interests of the directors in the Reed Elsevier PLC or Reed Elsevier NV ordinary shares at the date of this report.

Share-based awards in Reed Elsevier PLC and Reed Elsevier NV

Details of vested (in blue) and unvested options and unvested restricted shares and restricted shares vested during the year (in blue) held by directors in Reed Elsevier PLC (PLC) and Reed Elsevier NV (NV) during 2009 are shown in the tables overleaf. The vesting of outstanding unvested awards is subject to performance conditions in accordance with the provisions of the respective plan rules. For disclosure purposes, any PLC and NV ADRs awarded to directors under the BIP have been converted into ordinary share equivalents. At the date of this report there have been no changes in the options or restricted shares held by directors in office at 31 December 2009 other than those relating to the 2007-09 cycles of ESOS, BIP and LTIP as disclosed on pages 67-69. The market price on award for BIP and LTIP, gains on the exercise of options and any notional gains on vesting are based on the middle market price of the respective security.

Directors' remuneration report continued

Mark Armour

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2009	No. of options granted during 2009	Option price	No. of options exercised during 2009	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on 31 Dec 2009	Unvested options vesting on:	Options exercisable until:
ESOS	1999	PLC ord	*33,600		£5.375				–		–
		NV ord	*20,244		€13.55				–		–
	2001	PLC ord	62,974		£6.590				62,974		23 Feb 2011
		NV ord	44,882		€14.75				44,882		23 Feb 2011
	2002	PLC ord	74,000		£6.000				74,000		22 Feb 2012
		NV ord	51,926		€13.94				51,926		22 Feb 2012
	2005	PLC ord	150,422		£5.335				150,422		17 Feb 2015
		NV ord	102,618		€11.31				102,618		17 Feb 2015
	2006	PLC ord	158,836		£5.305				158,836		13 Mar 2016
		NV ord	106,720		€11.47				106,720		13 Mar 2016
	2007	PLC ord	130,740		£6.445				130,740	17 Feb 2010	17 Feb 2017
		NV ord	86,347		€14.51				86,347	17 Feb 2010	17 Feb 2017
	2008	PLC ord	144,000		£6.275				144,000	21 Feb 2011	21 Feb 2018
		NV ord	94,000		€12.21				94,000	21 Feb 2011	21 Feb 2018
	2009	PLC ord		**147,692**	£5.420				147,692	19 Feb 2012	19 Feb 2019
		NV ord		**95,899**	€9.415				95,899	19 Feb 2012	19 Feb 2019
LTIP	2004	PLC ord	290,481		£4.872				290,481		19 Feb 2014
		NV ord	199,467		€10.57				199,467		19 Feb 2014
SAYE	2004	PLC ord	4,329		£3.776	**4,329**	£4.75	**£4,216**	–		–
Total PLC ords			1,049,382	**147,692**		**4,329**		**£4,216**	1,159,145		
Total NV ords			706,204	**95,899**					781,859		

*Options lapsed unexercised during the year.

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2009	No. of shares awarded during 2009	Market price per share at award	No. of shares vested during 2009	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on 31 Dec 2009	Date of vesting
BIP	2006	PLC ord	21,653		£5.470	**21,653**	£4.940	**£106,966**	–	3 Apr 2009
		NV ord	14,306		€11.74	**14,306**	€8.140	**€116,451**	–	3 Apr 2009
	2007	PLC ord	19,859		£6.155				19,859	4 Apr 2010
		NV ord	13,371		€13.49				13,371	4 Apr 2010
	2008	PLC ord	25,291		£6.600				25,291	8 Apr 2011
		NV ord	16,993		€12.44				16,993	8 Apr 2011
	2009	PLC ord		**27,886**	£4.985				27,886	8 Apr 2012
		NV ord		**18,568**	€8.201				18,568	8 Apr 2012
LTIP	2006	PLC ord	75,075		£5.350	**141,891**	£5.245	**£744,218**	–	27 Feb 2009
		NV ord	49,434		€11.76	**93,430**	€8.864	**€828,163**	–	27 Feb 2009
	2007	PLC ord	61,775		£6.445				61,775	17 Feb 2010
		NV ord	40,799		€14.51				40,799	17 Feb 2010
	2008	PLC ord	67,000		£6.275				67,000	21 Feb 2011
		NV ord	44,000		€12.21				44,000	21 Feb 2011
	2009	PLC ord		**76,397**	£5.420				76,397	19 Feb 2012
		NV ord		**49,605**	€9.415				49,605	19 Feb 2012
Total PLC ords			270,653	**104,283**		**163,544**		**£851,184**	278,208	
Total NV ords			178,903	**68,173**		**107,736**		**€944,614**	183,336	

Directors' remuneration report continued

Erik Engstrom

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2009	No. of options granted during 2009	Option price	No. of options exercised during 2009	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on 31 Dec 2009	Unvested options vesting on:	Options exercisable until:
ESOS	2004	PLC ord	63,460		£4.780				63,460		23 Aug 2014
		NV ord	43,866		€10.30				43,866		23 Aug 2014
	2005	PLC ord	154,517		£5.335				154,517		17 Feb 2015
		NV ord	105,412		€11.31				105,412		17 Feb 2015
	2006	PLC ord	178,895		£5.305				178,895		13 Mar 2016
		NV ord	120,198		€11.47				120,198		13 Mar 2016
	2007	PLC ord	130,060		£6.445				130,060	17 Feb 2010	17 Feb 2017
		NV ord	85,897		€14.51				85,897	17 Feb 2010	17 Feb 2017
	2008	PLC ord	143,000		£6.275				143,000	21 Feb 2011	21 Feb 2018
		NV ord	94,000		€12.21				94,000	21 Feb 2011	21 Feb 2018
	2009	PLC ord		**146,923**	£5.420				146,923	19 Feb 2012	19 Feb 2019
		NV ord		**95,399**	€9.415				95,399	19 Feb 2012	19 Feb 2019
LTIP	2004	PLC ord	325,163		£4.78				325,163		23 Aug 2014
		NV ord	224,766		€10.30				224,766		23 Aug 2014
Total PLC ords			995,095	**146,923**					1,142,018		
Total NV ords			674,139	**95,399**					769,538		

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2009	No. of shares awarded during 2009	Market price per share at award	No. of shares vested during 2009	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on 31 Dec 2009	Date of vesting
BIP	2006	NV ord	29,442		€11.74	**29,442**	€8.14	**€239,658**	–	3 Apr 2009
	2007	NV ord	27,572		€13.49				27,572	4 Apr 2010
	2008	NV ord	30,318		€12.44				30,318	8 Apr 2011
	2009	NV ord		**57,216**	€8.201				57,216	8 Apr 2012
LTIP	2006	PLC ord	82,092		£5.350	**155,153**	£5.245	**£813,777**	–	27 Feb 2009
		NV ord	54,055		€11.76	**102,163**	€8.864	**€905,573**	–	27 Feb 2009
	2007	PLC ord	61,453		£6.445				61,453	17 Feb 2010
		NV ord	40,586		€14.51				40,586	17 Feb 2010
	2008	PLC ord	68,500		£6.275				68,500	21 Feb 2011
		NV ord	45,000		€12.21				45,000	21 Feb 2011
	2009	PLC ord		**103,902**	£5.420				103,902	19 Feb 2012
		NV ord		**67,465**	€9.415				67,465	19 Feb 2012
Total PLC ords			212,045	**103,902**		**155,153**		**£813,777**	233,855	
Total NV ords			226,973	**124,681**		**131,605**		**€1,145,231**	268,157	

Directors' remuneration report continued

Andrew Prozes

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2009	No. of options granted during 2009	Option price	No. of options exercised during 2009	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on 31 Dec 2009	Unvested options vesting on:	Options exercisable until:
ESOS	2000	PLC ord	188,281		£5.660				188,281		9 Aug 2010
		NV ord	131,062		€13.60				131,062		9 Aug 2010
	2001	PLC ord	83,785		£6.590				83,785		23 Feb 2011
		NV ord	59,714		€14.75				59,714		23 Feb 2011
	2002	PLC ord	103,722		£6.000				103,722		22 Feb 2012
		NV ord	72,783		€13.94				72,783		22 Feb 2012
	2003	PLC ord	132,142		£4.515				132,142		21 Feb 2013
		NV ord	94,086		€9.34				94,086		21 Feb 2013
	2004	PLC ord	162,666		£4.872				162,666		19 Feb 2014
		NV ord	111,699		€10.57				111,699		19 Feb 2014
	2005	PLC ord	154,517		£5.335				154,517		17 Feb 2015
		NV ord	105,412		€11.31				105,412		17 Feb 2015
	2006	PLC ord	182,303		£5.305				182,303		13 Mar 2016
		NV ord	122,487		€11.47				122,487		13 Mar 2016
	2007	PLC ord	132,537		£6.445				132,537	17 Feb 2010	17 Feb 2017
		NV ord	87,533		€14.51				87,533	17 Feb 2010	17 Feb 2017
	2008	PLC ord	145,000		£6.275				145,000	21 Feb 2011	21 Feb 2018
		NV ord	96,000		€12.21				96,000	21 Feb 2011	21 Feb 2018
	2009	PLC ord		**149,722**	£5.420				149,722	19 Feb 2012	19 Feb 2019
		NV ord		**97,216**	€9.415				97,216	19 Feb 2012	19 Feb 2019
LTIP	2004	PLC ord	304,558		£4.872				304,558		19 Feb 2014
		NV ord	209,133		€10.57				209,133		19 Feb 2014
Total PLC ords			1,589,511	**149,722**					1,739,233		
Total NV ords			1,089,909	**97,216**					1,187,125		

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2009	No. of shares awarded during 2009	Market price per share at award	No. of shares vested during 2009	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on 31 Dec 2009	Date of vesting
BIP	2006	PLC ord	26,400		£5.470	**26,400**	£4.94	**£130,416**	–	3 Apr 2009
		NV ord	17,636		€11.74	**17,636**	€8.14	**€143,557**	–	3 Apr 2009
	2007	PLC ord	21,548		£6.155				21,548	4 Apr 2010
		NV ord	14,574		€13.49				14,574	4 Apr 2010
	2008	PLC ord	20,030		£6.600				20,030	8 Apr 2011
		NV ord	13,505		€12.44				13,505	8 Apr 2011
	2009	PLC ord		**32,335**	£4.985				32,335	8 Apr 2012
		NV ord		**21,626**	€8.201				21,626	8 Apr 2012
LTIP	2006	PLC ord	83,656		£5.350	**158,109**	£5.245	**£829,282**	–	27 Feb 2009
		NV ord	55,085		€11.76	**104,110**	€8.864	**€922,831**	–	27 Feb 2009
	2007	PLC ord	62,623		£6.445				62,623	17 Feb 2010
		NV ord	41,359		€14.51				41,359	17 Feb 2010
	2008	PLC ord	68,000		£6.275				68,000	21 Feb 2011
		NV ord	44,500		€12.21				44,500	21 Feb 2011
	2009	PLC ord		**105,881**	£5.420				105,881	19 Feb 2012
		NV ord		**68,750**	€9.415				68,750	19 Feb 2012
Total PLC ords			282,257	**138,216**		**184,509**		**£959,698**	310,417	
Total NV ords			186,659	**90,376**		**121,746**		**€1,066,388**	204,314	

Directors' remuneration report continued

Sir Crispin Davis

Sir Crispin Davis ceased to be a director on 19 March 2009 and formally retired on 31 March 2009. The tables below reflect the position as at 31 March 2009.

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2009	No. of options granted during 2009	Option price	No. of options exercised during 2009	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on 31 Mar 2009	Unvested options vesting on:	Options exercisable until:
ESOS	1999	PLC ord	321,199		£4.67	**150**	£5.01	**£51**	321,049*		1 Sept 2009
		NV ord	191,550		€12.00				191,550*		1 Sept 2009
	2000	PLC ord	171,821		£4.365				171,821		2 May 2010
		NV ord	120,245		€10.73				120,245		2 May 2010
	2001	PLC ord	122,914		£6.590				122,914		23 Feb 2011
		NV ord	87,601		€14.75				87,601		23 Feb 2011
	2002	PLC ord	148,500		£6.000				148,500		22 Feb 2012
		NV ord	104,204		€13.94				104,204		22 Feb 2012
	2003	PLC ord	209,192		£4.515				209,192		30 Sep 2012
		NV ord	148,946		€9.34				148,946		30 Sep 2012
	2004	PLC ord	305,303		£4.872				305,303		30 Sep 2012
		NV ord	209,645		€10.57				209,645		30 Sep 2012
	2005	PLC ord	292,409		£5.335				292,409		30 Sep 2012
		NV ord	199,481		€11.31				199,481		30 Sep 2012
	2006	PLC ord	305,824		£5.305				305,824		30 Sep 2012
		NV ord	205,480		€11.47				205,480		30 Sep 2012
	2007	**PLC ord	251,730		£6.445				188,797		30 Sep 2012
		**NV ord	166,254		€14.51				124,690		30 Sep 2012
	2008	**PLC ord	276,000		£6.275				115,000		30 Sep 2012
		**NV ord	182,000		€12.21				75,833		30 Sep 2012
LTIP	2004	PLC ord	571,616		£4.872				571,616		30 Sep 2012
		NV ord	392,516		€10.57				392,516		30 Sep 2012
SAYE	2006	PLC ord	3,793		£4.244				3,793		30 Sep 2009
Total PLC ords			2,980,301	–		**150**		**£51**	2,756,218		
Total NV ords			2,007,922	–					1,860,191		

*The options lapsed unexercised on 1 September 2009.

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2009	No. of shares awarded during 2009	Market price per share at award	No. of shares vested during 2009	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on 31 Mar 2009	Date of vesting
BIP	2006	PLC ord	42,092		£5.470				42,092	4 Apr 2009
		NV ord	27,810		€11.74				27,810	4 Apr 2009
	2007	PLC ord	74,708		£6.155				74,708	4 Apr 2010
	2008	PLC ord	96,227		£6.600				96,227	8 Apr 2011
LTIP	2006	PLC ord	144,550		£5.350	**273,199**	£5.245	**£1,432,929**	–	27 Feb 2009
		NV ord	95,181		€11.76	**179,892**	€8.864	**€1,594,563**	–	27 Feb 2009
	2007	**PLC ord	118,942		£6.445				89,206	17 Feb 2010
		**NV ord	78,555		€14.51				58,916	17 Feb 2010
	2008	**PLC ord	129,000		£6.275				53,750	21 Feb 2011
		**NV ord	85,000		€12.21				35,416	21 Feb 2011
Total PLC ords			605,519	–		**273,199**		**£1,432,929**	355,983	
Total NV ords			286,546	–		**179,892**		**€1,594,563**	122,142	

**All awards granted in 2007 and 2008 under ESOS and LTIP have been prorated for service.

Directors' remuneration report continued

Ian Smith

Ian Smith ceased to be a director on 10 November 2009. The tables below reflect the position as at 10 November 2009.

Options

	Year of grant	Option over:	No. of options held on 1 Jan 2009	No. of options granted during 2009	Option price	No. of options exercised during 2009	Market price per share at exercise	Gross gains made on exercise £/€	No. of options held on 10 Nov 2009	Unvested options vesting on:	Options exercisable until:
ESOS	2009	PLC ord		**83,025**	£5.420				–	Lapsed	
		NV ord		**53,910**	€9.415				–	Lapsed	
SAYE	2009	PLC ord	–	**3,896**	£4.016				–	Lapsed	
Total PLC ords			–	**86,921**					–		
Total NV ords			–	**53,910**					–		

Shares

	Year of grant	Type of security	No. of unvested shares held on 1 Jan 2009	No. of shares awarded during 2009	Market price per share at award	No. of shares vested during 2009	Market price per share at vesting	Notional gross gains at vesting £/€	No. of unvested shares held on 10 Nov 2009	Date of vesting
LTIP	2009*	PLC ord		**64,541**	£6.275				–	Lapsed
		NV ord		**43,956**	€12.21				–	Lapsed
	2009	PLC ord		**112,084**	£5.420				–	Lapsed
		NV ord		**72,778**	€9.415				–	Lapsed
Total PLC ords			–	**176,625**					–	
Total NV ords			–	**116,734**					–	

*Pro-rated target grant under the 2008-10 LTIP cycle equivalent to 90% of salary.

Employee Benefit Trust

Any ordinary shares required to satisfy entitlements under nil cost restricted share or performance share awards are provided by the Employee Benefit Trust (EBT) from market purchases. As a potential beneficiary under the EBT in the same way as other employees of Reed Elsevier, each executive director is deemed to be interested in all the shares held by the EBT which, at 31 December 2009, amounted to 15,350,605 Reed Elsevier PLC ordinary shares (1.23% of issued share capital) and 8,219,196 Reed Elsevier NV ordinary shares (1.13% of issued share capital).

Other required disclosures in respect of share-based awards

Options granted under ESOS vest on the third anniversary and expire on the tenth anniversary of the date of grant. The proportion of the target award that may vest in relation to the 2007, 2008 and 2009 LTIP grants is subject to growth in Adjusted EPS and relative TSR measured against a group of comparator companies during the performance period. The number of shares subject to the target award are reflected in the above tables which are determined by reference to an assumed achievement of growth in Adjusted EPS of 12% for the 2008 award (10% for the 2007 LTIP grants) and median TSR, which would result in 100% of the award vesting. Depending on actual Adjusted EPS growth and TSR, the proportion of the award that may vest could be lower or higher. The maximum that can potentially vest in respect of LTIP is 189% of the number of shares comprised in the target awards shown in the tables above. In respect of ESOS and BIP, the maximum that can vest corresponds to the number of shares disclosed in the table.

Options under the SAYE scheme, in which all eligible UK employees are invited to participate, are granted at a maximum discount of 20% to the market price at time of grant. They are normally exercisable after the expiry of three or five years from the date of grant. No performance targets are attached to these option grants as it is an all-employee scheme.

The middle market prices of a Reed Elsevier PLC ordinary share on the date of the 2009 award under BIP and LTIP were £4.985 and £5.42 respectively. The middle market prices of a Reed Elsevier NV ordinary share on the date of the 2009 award under BIP and LTIP were €8.201 and €9.415 respectively.

The middle market price of a Reed Elsevier PLC ordinary share during the year was in the range of £4.20 to £5.595 and at 31 December 2009 was £5.115. The middle market price of a Reed Elsevier NV ordinary share during the year was in the range of €7.19 to €9.415 and at 31 December 2009 was €8.601.

Approved by the Board of Reed Elsevier Group plc
on 17 February 2010

Mark Elliott
Chairman of the Remuneration Committee

Approved by the Board of Reed Elsevier PLC
on 17 February 2010

Mark Elliott
Non-Executive Director

Approved by the Combined Board of Reed Elsevier NV
on 17 February 2010

Mark Elliott
Member of the Supervisory Board

Report of the Audit Committees

This report has been prepared by the Audit Committees of Reed Elsevier PLC and Reed Elsevier NV, in conjunction with the Audit Committee of Reed Elsevier Group plc, (the Committees) and has been approved by the respective boards.

The report meets the requirements of the Combined Code on Corporate Governance, issued by the UK Financial Reporting Council, and the requirements of Dutch law.

Audit Committees
The main role and responsibilities of the Committees in relation to the respective companies are set out in written terms of reference and include:

(i) to monitor the integrity of the financial statements of the company, and any formal announcements relating to the company's financial performance, reviewing significant financial reporting judgements contained in them;

(ii) to review the company's internal financial controls and the company's internal control and risk management systems;

(iii) to monitor and review the effectiveness of the company's internal audit function;

(iv) to make recommendations to the board, for it to put to the shareholders for their approval in general meetings, in relation to the appointment, reappointment and removal of the external auditor and to approve the remuneration and terms of engagement of the external auditor;

(v) to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant professional and regulatory requirements; and

(vi) to develop and recommend policy on the engagement of the external auditor to supply non audit services, taking into account relevant ethical guidance regarding the provision of non audit services by the external audit firm, and to monitor compliance.

The Committees report to the respective boards on their activities identifying any matters in respect of which they consider that action or improvement is needed and making recommendations as to the steps to be taken.

The Reed Elsevier Group plc Audit Committee fulfils this role in respect of the publishing and information operating business. The functions of an audit committee in respect of the financing activities are carried out by the Supervisory Board of Elsevier Reed Finance BV. The Reed Elsevier PLC and Reed Elsevier NV Audit Committees fulfil their roles from the perspective of the parent companies and both Committees have access to the reports to and the work of the Reed Elsevier Group plc Audit Committee and the Elsevier Reed Finance BV Supervisory Board in this respect.

The Committees have explicit authority to investigate any matters within their terms of reference and have access to all resources and information that they may require for this purpose. The Committees are entitled to obtain legal and other independent professional advice and have the authority to approve all fees payable to such advisers.

A copy of the terms of reference of each Audit Committee is published on the Reed Elsevier website, www.reedelsevier.com.

Committee membership
The Committees each comprise at least three independent non-executive directors. The members of each of the Committees that served during the year are: Lord Sharman (Chairman of the Committees), Lisa Hook, David Reid and Ben van der Veer (from 3 September 2009). Lord Sharman and David Reid, both UK chartered accountants, and Ben van der Veer, a registered accountant in the Netherlands, are considered to have significant, recent and relevant financial experience. Biographies of the members of each of the Committees are set out on page 51.

Appointments to the Committees are made on the recommendation of the Nominations Committee and are for periods of up to three years, extendable by no more than two additional three-year periods, so long as the member continues to be independent. Details of the remuneration policy in respect of members of the Committees and the remuneration paid to members for the year ended 31 December 2009 are set out in the Directors' Remuneration Report on pages 62 to 78.

Committee activities
The Committees typically hold meetings five times a year: in January, February, June, July and December, and report on these meetings to the respective boards at the next board meetings. The principal business of these meetings includes:

- January: review of critical accounting policies and practices, and significant financial reporting issues and judgements arising in connection with the annual financial statements; review of risk management and internal control effectiveness; reviewing and approving the internal audit plan; review of internal audit findings;

- February: review and approval of annual financial statements, results announcement and related formal statements; review of external audit findings;

- June: monitoring and assessing the qualification, performance, expertise, resources, objectivity and independence of the external auditors and the effectiveness of the external and internal audit process; agreeing the external audit plan; reviewing significant financial reporting issues and judgements arising in connection with the interim financial statements; review of significant external financial reporting and regulatory developments; review of risk management activities; review of report from external auditors on control matters; review of internal audit findings;

- July: review and approval of the interim financial statements, results announcement and related formal statements; review of external audit findings; review of internal audit findings;

- December: review of year end financial reporting and accounting issues; review of significant external financial reporting and regulatory developments; review of external audit findings to date; review of internal audit findings and risk management activities.

Report of the Audit Committees continued

The Audit Committee meetings are typically attended by the Chief Financial Officer, the Reed Elsevier Group plc group financial controller, chief risk officer and director of internal audit, and audit partners of the external auditors. Additionally, the managing director and senior representatives of the external auditors of Elsevier Reed Finance BV attend the July and February meetings of the parent company Audit Committees. At two or more of the meetings each year, the Committees additionally meet separately with the external auditors without management present.

In discharging their principal responsibilities in respect of the 2009 financial year, the Committees have:

(i) received and discussed reports from the Reed Elsevier Group plc group financial controller that set out areas of significance in the preparation of the financial statements, including: review of the carrying values of goodwill and intangible assets for possible impairment, review of estimated useful lives of intangible assets, accounting for pensions and related assumptions, accounting for share based remuneration and related assumptions, review of the carrying value of investments, accounting treatment for acquisitions and disposals and business restructuring, application of revenue recognition and cost capitalisation policies, accounting for derivatives, review of tax reserves and provisions for lease obligations, and the use of the going concern basis in the preparation of the financial statements. Areas of focus in 2009 were the accounting and judgements in respect of the carrying value of goodwill and intangible assets, segmental reporting, revenue recognition and cost capitalisation as business models evolve from print publications to online services, assets held for sale and recognition of liabilities arising from the restructuring programmes.

(ii) reviewed the critical accounting policies and compliance with applicable accounting standards and other disclosure requirements and received regular update reports on accounting and regulatory developments.

(iii) received and discussed regular reports on the management of material risks and reviewed the effectiveness of the systems of internal control. As part of this review, detailed internal control evaluation and certification is obtained from management across the operating businesses, reviewed by internal audit and discussed with the Committees.

(iv) received and discussed regular reports from the Reed Elsevier Group plc chief risk officer and director of internal audit summarising the status of the Reed Elsevier risk management activities and the findings from internal audit reviews and the actions agreed with management. Areas of focus in 2009 included the continued compliance with the requirements of Section 404 of the US Sarbanes-Oxley Act relating to the documentation and testing of internal controls over financial reporting, project management of development spend, restructuring and acquisition integration activities, regulatory compliance and review of information security.

(v) reviewed and approved the internal audit plan for 2009 and monitored execution. Reviewed the resources, budget and effectiveness of the internal audit function.

(vi) received presentations from the Reed Elsevier Group plc treasurer on the group insurance programme and on group pension schemes and from general counsel on product liability risk.

(vii) received regular updates from the CFO of Reed Elsevier on developments within the finance function.

Lord Sharman, Lisa Hook and David Reid attended all five meetings of the Committees in 2009 and Ben van der Veer attended the one meeting of the Committees since his appointment.

The external auditors have attended all meetings of the Committees. They have provided written reports at the February, June, July and December meetings summarising the most significant findings from their audit work. These reports have been discussed by the Committees and actions agreed where necessary.

The external auditors have confirmed their independence from management and compliance with the Reed Elsevier policy on auditor independence. This policy sets out inter alia the requirements for rotation of the lead, review and other senior audit partners, as well as guidelines for the provision of permitted non audit services. The external auditors are required to rotate the audit partners responsible for the engagement every five years and the current lead partner is new to the engagement in the year. Any decision to open the audit to tender is taken only on the recommendation of the Committees. The Committees have reviewed and agreed the non audit services provided by the external auditors, together with the associated fees. The external auditors' fees for audit services have been reviewed and approved by the Committees.

At their meeting in June 2009, the Committees conducted a formal review of the performance of the external auditors and the effectiveness of the external audit process, which included a review of the report on the external auditors by the Audit Inspection Unit of the UK Financial Reporting Council. Based on this review, and on their subsequent observations on the planning and execution of the external audit for the year ended 31 December 2009, the Committees have recommended to the respective boards that resolutions for the reappointment of the external auditors be proposed at the forthcoming Annual General Meetings. Deloitte LLP and Deloitte Accountants BV or their predecessor Deloitte firms were first appointed respectively auditors of Reed Elsevier PLC and Reed Elsevier NV for the financial year ended 31 December 1994. In addition to the annual review of the performance of the external auditors and the effectiveness of the audit process, at least every four years the Committees consider whether the objectives of the audit would be better served through a formal tender process for the auditor appointment.

The effectiveness of the operation of the Audit Committees was reviewed in January 2009 and again as part of the effectiveness review of the Boards in December 2009.

Lord Sharman of Redlynch
Chairman of the Audit Committees

17 February 2010

Financial Statements

Combined income statement

For the year ended 31 December	Note	**2009 £m**	2008 £m
Revenue – continuing operations	1	**6,071**	5,334
Cost of sales		**(2,252)**	(1,916)
Gross profit		**3,819**	3,418
Selling and distribution costs		**(1,112)**	(1,053)
Administration and other expenses		**(1,935)**	(1,482)
Operating profit before joint ventures		**772**	883
Share of results of joint ventures		**15**	18
Operating profit – continuing operations	3	**787**	901
Finance income	8	**7**	33
Finance costs	8	**(298)**	(225)
Net finance costs		**(291)**	(192)
Disposals and other non operating items	9	**(61)**	(92)
Profit before tax – continuing operations		**435**	617
Taxation	10	**(40)**	(155)
Net profit from continuing operations		**395**	462
Net profit from discontinued operations	2	**–**	18
Net profit for the year		**395**	480
Attributable to:			
Parent companies' shareholders		**391**	476
Non-controlling interests		**4**	4
Net profit for the year		**395**	480

Combined statement of comprehensive income

For the year ended 31 December	Note	**2009 £m**	2008 £m
Net profit for the year		**395**	480
Exchange differences on translation of foreign operations		**(122)**	340
Cumulative exchange differences on disposal of foreign operations		**–**	27
Actuarial gains/(losses) on defined benefit pension schemes	6	**6**	(347)
Fair value movements on available for sale investments		**–**	(9)
Cumulative fair value movements on disposal of available for sale investments		**1**	–
Fair value movements on cash flow hedges		**53**	(243)
Transfer to net profit from hedge reserve (net of tax)	19	**84**	(14)
Tax recognised directly in equity	10	**(25)**	156
Other comprehensive expense for the year		**(3)**	(90)
Total comprehensive income for the year		**392**	390
Attributable to:			
Parent companies' shareholders		**388**	386
Non-controlling interests		**4**	4
Total comprehensive income for the year		**392**	390

Combined statement of cash flows

For the year ended 31 December	Note	2009 £m	2008 £m
Cash flows from operating activities – continuing operations			
Cash generated from operations	12	**1,604**	1,452
Interest paid		**(302)**	(222)
Interest received		**9**	43
Tax paid		**(120)**	(215)
Net cash from operating activities		**1,191**	1,058
Cash flows from investing activities – continuing operations			
Acquisitions	12	**(94)**	(2,161)
Purchases of property, plant and equipment		**(78)**	(57)
Expenditure on internally developed intangible assets		**(164)**	(115)
Purchase of investments		**(3)**	(4)
Proceeds from disposals of property, plant and equipment		**4**	5
(Net costs)/proceeds from other disposals		**(2)**	8
Dividends received from joint ventures		**23**	23
Net cash used in investing activities		**(314)**	(2,301)
Cash flows from financing activities – continuing operations			
Dividends paid to shareholders of the parent companies		**(457)**	(2,404)
Distributions to non-controlling interests		**(3)**	–
Increase/(decrease) in short term bank loans, overdrafts and commercial paper		**107**	(407)
Issuance of other loans		**1,807**	2,373
Repayment of other loans		**(2,862)**	(411)
Repayment of finance leases		**(2)**	(56)
Redemption of debt related derivative financial instrument		**–**	62
Proceeds on issue of ordinary shares		**834**	54
Purchase of treasury shares		**–**	(94)
Net cash used in financing activities		**(576)**	(883)
Net cash used in discontinued operations	2	**–**	(48)
Increase/(decrease) in cash and cash equivalents	12	**301**	(2,174)
Movement in cash and cash equivalents			
At start of year		**375**	2,467
Increase/(decrease) in cash and cash equivalents		**301**	(2,174)
Exchange translation differences		**58**	82
At end of year		**734**	375

Combined statement of financial position

As at 31 December	Note	**2009 £m**	2008 £m
Non-current assets			
Goodwill	15	**4,339**	4,901
Intangible assets	16	**3,632**	4,404
Investments in joint ventures	17	**135**	145
Other investments	17	**41**	49
Property, plant and equipment	18	**292**	329
Net pension assets	6	**110**	152
Deferred tax assets	20	**208**	353
		8,757	10,333
Current assets			
Inventories and pre-publication costs	21	**275**	348
Trade and other receivables	22	**1,492**	1,685
Derivative financial instruments		**71**	76
Cash and cash equivalents	12	**734**	375
		2,572	2,484
Assets held for sale	23	**5**	49
Total assets		**11,334**	12,866
Current liabilities			
Trade and other payables	24	**2,471**	2,769
Derivative financial instruments		**102**	258
Borrowings	25	**678**	448
Taxation		**479**	554
Provisions	27	**134**	79
		3,864	4,108
Non-current liabilities			
Borrowings	25	**4,028**	5,694
Deferred tax liabilities	20	**1,272**	1,525
Net pension obligations	6	**345**	521
Provisions	27	**61**	35
		5,706	7,775
Liabilities associated with assets held for sale	23	**5**	2
Total liabilities		**9,575**	11,885
Net assets		**1,759**	981
Capital and reserves			
Combined share capitals	29	**225**	209
Combined share premiums	30	**2,807**	2,529
Combined shares held in treasury	31	**(698)**	(783)
Translation reserve	32	**(100)**	(14)
Other combined reserves	33	**(502)**	(988)
Combined shareholders' equity		**1,732**	953
Non-controlling interests		**27**	28
Total equity		**1,759**	981

Combined statement of changes in equity

	Note	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Combined shareholders' equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2009		**209**	**2,529**	**(783)**	**(14)**	**(988)**	**953**	**28**	**981**
Total comprehensive income for the year		**–**	**–**	**–**	**(122)**	**510**	**388**	**4**	**392**
Dividends declared	14	**–**	**–**	**–**	**–**	**(457)**	**(457)**	**(3)**	**(460)**
Issue of ordinary shares, net of expenses		**20**	**395**	**–**	**–**	**419**	**834**	**–**	**834**
Increase in share based remuneration reserve		**–**	**–**	**–**	**–**	**17**	**17**	**–**	**17**
Settlement of share awards		**–**	**–**	**57**	**–**	**(60)**	**(3)**	**–**	**(3)**
Exchange differences on translation of capital and reserves		**(4)**	**(117)**	**28**	**36**	**57**	**–**	**(2)**	**(2)**
Balance at 31 December 2009		**225**	**2,807**	**(698)**	**(100)**	**(502)**	**1,732**	**27**	**1,759**

	Note	Combined share capitals £m	Combined share premiums £m	Combined shares held in treasury £m	Translation reserve £m	Other combined reserves £m	Combined shareholders' equity £m	Non-controlling interests £m	Total equity £m
Balance at 1 January 2008		197	2,143	(619)	(145)	1,389	2,965	11	2,976
Total comprehensive income for the year		–	–	–	367	19	386	4	390
Dividends declared	14	–	–	–	–	(2,404)	(2,404)	–	(2,404)
Issue of ordinary shares, net of expenses		1	53	–	–	–	54	–	54
Increase in shares held in treasury	31	–	–	(94)	–	–	(94)	–	(94)
Increase in share based remuneration reserve		–	–	–	–	46	46	–	46
Settlement of share awards		–	–	8	–	(8)	–	–	–
Acquisitions		–	–	–	–	–	–	11	11
Exchange differences on translation of capital and reserves		11	333	(78)	(236)	(30)	–	2	2
Balance at 31 December 2008		209	2,529	(783)	(14)	(988)	953	28	981

Accounting policies

The Reed Elsevier combined financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). The combined financial statements are prepared on a going concern basis, as explained on page 61.

The Reed Elsevier accounting policies under IFRS are set out below.

Basis of preparation
The equalisation agreement between Reed Elsevier PLC and Reed Elsevier NV has the effect that their shareholders can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements ("the combined financial statements") represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses").

In preparing the combined financial statements, subsidiaries of Reed Elsevier Group plc and Elsevier Reed Finance BV are accounted for under the purchase method and investments in associates and joint ventures are accounted for under the equity method. All transactions and balances between the combined businesses are eliminated.

On acquisition of a subsidiary, or interest in an associate or joint venture, fair values, reflecting conditions at the date of acquisition, are attributed to the net assets, including identifiable intangible assets, acquired. This includes those adjustments made to bring accounting policies into line with those of the combined businesses. The results of subsidiaries sold or acquired are included in the combined financial statements up to or from the date that control passes from or to the combined businesses.

Non-controlling interests in the net assets of the combined businesses are identified separately from combined shareholders' equity. Non-controlling interests consist of the amount of those interests at the date of the original acquisition and the minority share of changes in equity since the date of acquisition.

These financial statements form part of the statutory information to be provided by Reed Elsevier NV, but are not for a legal entity and do not include all the information required to be disclosed by a company in its financial statements under the UK Companies Act 2006 or the Dutch Civil Code. Additional information is given in the Annual Reports and Financial Statements of the parent companies set out on pages 138 to 184. A list of principal businesses is set out on page 194.

In addition to the figures required to be reported by applicable accounting standards, adjusted profit and operating cash flow figures have been presented as additional performance measures. Adjusted figures are shown before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures. Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure, but before payments in relation to exceptional restructuring and acquisition related costs. Reconciliations between reported and adjusted figures are provided in note 11.

Foreign exchange translation
The combined financial statements are presented in pounds sterling. Additional information providing a translation into euros of the primary Reed Elsevier combined financial statements and selected notes is presented on pages 123 to 137.

Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement other than where hedge accounting applies as set out below.

Assets and liabilities of foreign operations are translated at exchange rates prevailing on the statement of financial position date. Income and expense items and cash flows of foreign operations are translated at the average exchange rate for the period. Significant individual items of income and expense and cash flows in foreign operations are translated at the rate prevailing on the date of transaction. Exchange differences arising are classified as equity and transferred to the translation reserve. When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Reed Elsevier uses derivative financial instruments, primarily forward contracts, to hedge its exposure to certain foreign exchange risks. Details of Reed Elsevier's accounting policies in respect of derivative financial instruments are set out below.

Revenue
Revenue represents the invoiced value of sales less anticipated returns on transactions completed by performance, excluding customer sales taxes and sales between the combined businesses.

Revenues are recognised for the various categories of turnover as follows: subscriptions – on periodic despatch of subscribed product or rateably over the period of the subscription where performance is not measurable by despatch; circulation – on despatch; advertising – on publication or over the period of online display; and exhibitions – on occurrence of the exhibition.

Where sales consist of two or more independent components whose value can be reliably measured, revenue is recognised on each component as it is completed by performance, based on attribution of relative value.

Employee benefits
The expense of defined benefit pension schemes and other post-retirement employee benefits is determined using the projected unit credit method and charged in the income statement as an operating expense, based on actuarial assumptions reflecting market conditions at the beginning of the financial year. Actuarial gains and losses are recognised in full in the statement of comprehensive income in the period in which they occur.

Accounting policies continued

Past service costs are recognised immediately to the extent that benefits have vested, or, if not vested, on a straight line basis over the period until the benefits vest.

Net pension obligations in respect of defined benefit schemes are included in the statement of financial position at the present value of scheme liabilities, less the fair value of scheme assets. Where schemes are in surplus, ie assets exceed liabilities, the net pension assets are separately included in the statement of financial position. Any net pension asset is limited to the extent that the asset is recoverable through reductions in future contributions.

The expense of defined contribution pension schemes and other employee benefits is charged in the income statement as incurred.

Share based remuneration

The fair value of share based remuneration is determined at the date of grant and recognised as an expense in the income statement on a straight line basis over the vesting period, taking account of the estimated number of shares that are expected to vest. Market based performance criteria are taken into account when determining the fair value at the date of grant. Non-market based performance criteria are taken into account when estimating the number of shares expected to vest. The fair value of share based remuneration is determined by use of a binomial or Monte Carlo simulation model as appropriate. All Reed Elsevier's share based remuneration is equity settled.

Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to bring to use are capitalised. All other interest on borrowings is expensed as incurred. The cost of issuing borrowings is generally expensed over the period of borrowing so as to produce a constant periodic rate of charge.

Taxation

The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits, and the movements on deferred tax that are recognised in the income statement.

The tax payable on current year taxable profits is calculated using the applicable tax rates that have been enacted, or substantively enacted, by the statement of financial position date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Deferred tax is not recognised on temporary differences arising in respect of goodwill that is not deductible for tax purposes.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is expected to be settled or the asset realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged or credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity. Deferred tax credits in respect of share based remuneration are recognised in equity to the extent that expected tax deductions exceed the related expense.

Goodwill

On the acquisition of a subsidiary or business, the purchase consideration is allocated between the net tangible and intangible assets on a fair value basis, with any excess purchase consideration representing goodwill. Goodwill arising on acquisitions also includes amounts corresponding to deferred tax liabilities recognised in respect of acquired intangible assets.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in the income statement and not subsequently reversed.

On disposal of a subsidiary or business, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets

Intangible assets acquired as part of a business combination are stated in the statement of financial position at their fair value as at the date of acquisition, less accumulated amortisation. Internally generated intangible assets are stated in the statement of financial position at the directly attributable cost of creation of the asset, less accumulated amortisation.

Intangible assets acquired as part of business combinations comprise: market related assets (eg trade marks, imprints, brands); customer related assets (eg subscription bases, customer lists, customer relationships); editorial content; software and systems (eg application infrastructure, product delivery platforms, in-process research and development); contract based assets (eg publishing rights, exhibition rights, supply contracts); and other intangible assets. Internally generated intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Intangible assets, other than brands and imprints determined to have indefinite lives, are amortised systematically over their estimated useful lives. The estimated useful lives of intangible assets with finite lives are as follows: market and customer related assets – 3 to 40 years; content, software and other acquired intangible assets – 3 to 20 years; and internally developed intangible assets – 3 to 10 years. Brands and imprints determined to have indefinite lives are not amortised and are subject to impairment review at least annually.

Accounting policies continued

Property, plant and equipment
Property, plant and equipment are stated in the statement of financial position at cost less accumulated depreciation. No depreciation is provided on freehold land. Freehold buildings and long leases are depreciated over their estimated useful lives up to a maximum of 50 years. Short leases are written off over the duration of the lease. Depreciation is provided on other assets on a straight line basis over their estimated useful lives as follows: leasehold improvements – shorter of life of lease and 10 years; plant – 3 to 20 years; office furniture, fixtures and fittings – 5 to 10 years; computer systems, communication networks and equipment – 3 to 7 years.

Investments
Investments, other than investments in joint ventures and associates, are stated in the statement of financial position at fair value. Investments held as part of the venture capital portfolio are classified as held for trading, with changes in fair value reported through the income statement. All other investments are classified as available for sale with changes in fair value recognised directly in equity until the investment is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is brought into the net profit or loss for the period. All items recognised in the income statement relating to investments, other than investments in joint ventures and associates, are reported as non operating items.

Available for sale investments and venture capital investments held for trading represent investments in listed and unlisted securities. The fair value of listed securities is determined based on quoted market prices, and of unlisted securities on management's estimate of fair value based on standard valuation techniques, including market comparisons and discounts of future cash flows, having regard to maximising the use of observable inputs and adjusting for risk. Independent valuation experts are used as appropriate.

Investments in joint ventures and associates are accounted for under the equity method and stated in the statement of financial position at cost as adjusted for post-acquisition changes in Reed Elsevier's share of net assets, less any impairment in value.

Impairment
At each statement of financial position date, reviews are carried out of the carrying amounts of tangible and intangible assets and goodwill to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount, which is the higher of value in use and fair value less costs to sell, of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, value in use estimates are made based on the cash flows of the cash generating unit to which the asset belongs. Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is any indication that the asset may be impaired.

If the recoverable amount of an asset or cash generating unit is estimated to be less than its net carrying amount, the net carrying amount of the asset or cash generating unit is reduced to its recoverable amount. Impairment losses are recognised immediately in the income statement in administration and other expenses.

Inventories and pre-publication costs
Inventories and pre-publication costs are stated at the lower of cost, including appropriate attributable overhead, and estimated net realisable value. Pre-publication costs, representing costs incurred in the origination of content prior to publication, are expensed systematically reflecting the expected sales profile over the estimated economic lives of the related products, generally up to five years.

Leases
Assets held under leases which confer rights and obligations similar to those attaching to owned assets are classified as assets held under finance leases and capitalised within property, plant and equipment or software and the corresponding liability to pay rentals is shown net of interest in the statement of financial position as obligations under finance leases. The capitalised value of the assets is depreciated on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The interest element of the lease payments is allocated so as to produce a constant periodic rate of charge.

Operating lease rentals are charged to the income statement on a straight line basis over the period of the leases. Rental income from operating leases is recognised on a straight line basis over the term of the relevant lease.

Cash and cash equivalents
Cash and cash equivalents comprise cash balances, call deposits and other short term highly liquid investments and are held in the statement of financial position at fair value.

Assets held for sale
Assets of businesses that are available for immediate sale in their current condition and for which a sales process has been initiated are classified as assets held for sale, and are carried at the lower of amortised cost and fair value less costs to sell. Non-current assets are not amortised or depreciated following their classification as held for sale. Liabilities of businesses held for sale are also separately classified on the statement of financial position.

Discontinued operations
A discontinued operation is a component of the combined businesses that represents a separate major line of business or geographical area of operations that has been disposed of or is held for sale. When an operation is classified as discontinued, the comparative income statement and statement of cash flows are re-presented as if the operation had been discontinued from the start of the comparative period.

Financial instruments
Financial instruments comprise investments (other than investments in joint ventures or associates), trade receivables, cash and cash equivalents, payables and accruals, provisions, borrowings and derivative financial instruments.

Investments (other than investments in joint ventures and associates) are classified as either held for trading or available for sale, as described above.

Accounting policies continued

Trade receivables are carried in the statement of financial position at invoiced value less allowance for estimated irrecoverable amounts. Irrecoverable amounts are estimated based on the ageing of trade receivables, experience and circumstance.

Borrowings (other than fixed rate borrowings in designated hedging relationships and for which the carrying value is adjusted to reflect changes in the fair value of the hedged risk), payables, accruals and provisions are recorded initially at fair value and subsequently at amortised cost.

Derivative financial instruments are used to hedge interest rate and foreign exchange risks. Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised (net of tax) directly in equity in the hedge reserve. If a hedged firm commitment or forecasted transaction results in the recognition of a non financial asset or liability, then, at the time that the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss. Any ineffective portion of hedges is recognised immediately in the income statement.

Derivative financial instruments that are not designated as hedging instruments are classified as held for trading and recorded in the statement of financial position at fair value, with changes in fair value recognised in the income statement.

Where an effective hedge is in place against changes in the fair value of fixed rate borrowings, the hedged borrowings are adjusted for changes in fair value attributable to the risk being hedged with a corresponding income or expense included in the income statement within finance costs. The offsetting gains or losses from remeasuring the fair value of the related derivatives are also recognised in the income statement within finance costs. When the related derivative expires, is sold or terminated, or no longer qualifies for hedge accounting, the cumulative change in fair value of the hedged borrowing is amortised in the income statement over the period to maturity of the borrowing using the effective interest method.

The fair values of interest rate swaps, interest rate options, forward rate agreements and forward foreign exchange contracts represent the replacement costs calculated using observable market rates of interest and exchange. The fair value of long term borrowings is calculated by discounting expected future cash flows at observable market rates. (These instruments are accordingly classified as Level 2 in the IFRS 7 fair value hierarchy.)

Cash flow hedge accounting is discontinued when a hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is either retained in equity until the firm commitment or forecasted transaction occurs, or, where a hedged transaction is no longer expected to occur, is immediately credited or expensed in the income statement.

Provisions
Provisions are recognised when a present obligation exists as a result of a past event, and it is probable that settlement of the obligation will be required. Provisions are measured at the best estimate of the expenditure required to settle the obligation at the statement of financial position date.

Shares held in treasury
Shares of Reed Elsevier PLC and Reed Elsevier NV that are repurchased by the respective parent companies and not cancelled are classified as shares held in treasury. The consideration paid, including directly attributable costs, is recognised as a deduction from equity. Shares of the parent companies that are purchased by the Reed Elsevier Group plc Employee Benefit Trust are also classified as shares held in treasury, with the cost recognised as a deduction from equity.

Critical judgements and key sources of estimation uncertainty
The most significant accounting policies in determining the financial condition and results of the Reed Elsevier combined businesses, and those requiring the most subjective or complex judgement, relate to the valuation of goodwill and intangible assets, share based remuneration, pensions, taxation and property provisioning. The carrying amounts of goodwill and intangible assets are reviewed at least annually, the key areas of judgement being in relation to the forecast long term growth rates and the appropriate discount rates to be applied to forecast cash flows. The charge for share based remuneration is determined based on the number of awards that are expected to vest and the fair value of awards at the date of grant by use of binomial or Monte Carlo simulation models as appropriate, which require judgements to be made regarding expected levels of vesting, share price volatility, dividend yield, risk free rates of return and expected option lives. Key estimates in accounting for defined benefit pension schemes are determined in conjunction with independent actuaries and include the life expectancy of members, expected salary and pension increases, inflation, the return on scheme assets and the rate at which future pension payments are discounted. Reed Elsevier's policy is to make provision for tax uncertainties where it is considered probable that tax payments may arise. Property provisions are determined based on management's estimates of future sublease income.

Accounting policies continued

Standards and amendments effective for the year
IFRS8 – Operating Segments sets out requirements for disclosure of information about an entity's operating segments, its products and services, the geographical areas in which it operates and its major customers. IFRS8 replaces IAS14 – Segment Reporting. Adoption of this standard has not changed significantly the disclosure of information in respect of Reed Elsevier's operating segments.

Amendment to IAS23 – Borrowing Costs removes the option to immediately recognise as an expense borrowing costs relating to assets requiring a substantial period of time to get ready for use or sale and requires such costs to be capitalised. Adoption of this standard has required a change of accounting policy on borrowing costs and has not led to any significant borrowing costs being capitalised in the year ended 31 December 2009.

Amendment to IAS1 – Presentation of Financial Statements introduces changes to the way in which movements in equity must be disclosed and requires an entity to disclose separately each component of other comprehensive income not recognised in profit or loss. The amendment also requires disclosure of the amount of income tax relating to each component of other comprehensive income as well as several other minor disclosure amendments.

Amendment to IFRS2 – Share Based Payment clarifies that cancellations of share options, whether by the entity or holder, should be accounted for as an acceleration of the vesting period. The amendment also restricts the definition of a vesting condition to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. The amendment has not significantly impacted the measurement, presentation or disclosure of share based remuneration in the combined financial statements.

Amendment to IFRS7 – Financial Instruments: Disclosures requires financial instruments held at fair value to be disclosed according to a three tier hierarchy depending on the inputs used in their valuation. Adoption of this amendment has resulted in minor changes to Reed Elsevier's disclosures for financial instruments.

Standards, amendments and interpretations not yet effective
New accounting standards and amendments and their expected impact on the future accounting policies and reporting of Reed Elsevier are set out below.

Amendments to IFRS3 – Business Combinations (effective for the 2010 financial year). The amendments introduce changes that will require future transaction related costs (including professional fees) to be expensed and adjustments to contingent consideration to be recognised in income and will allow non-controlling interests to be measured either at fair value or the proportionate share of net identifiable assets.

Amendments to IAS27 – Consolidated and Separate Financial Statements (effective for the 2010 financial year). The amendments introduce changes to the accounting for partial disposals of subsidiaries, associates and joint ventures. Adoption of these amendments is not expected to significantly impact the measurement, presentation or disclosure of future disposals.

Amendment to IAS39 – Financial Instruments: Recognition and Measurement (effective for the 2010 financial year). The amendment clarifies the eligibility of hedge accounting for inflation and hedging with options. Adoption of this amendment is not expected to have a significant impact on the measurement, presentation or disclosure of financial instruments in the combined financial statements.

Amendments to IAS32 – Financial Instruments: Presentation (effective for the 2010 financial year). The amendment provides relief to companies making rights issues in a currency other than their functional currency. This amendment does not affect Reed Elsevier as shares are not issued in currencies other than its functional currencies.

IFRS9 – Financial Instruments (effective for the 2013 financial year, with earlier adoption permitted). The standard replaces the existing classification and measurement requirements in IAS39 for financial assets by requiring entities to classify them as being measured either at amortised cost or fair value depending on the business model and contractual cash flow characteristics of the asset. Adoption of this standard is not expected to have a significant impact on the measurement, presentation or disclosure of financial assets in the combined financial statements.

Additionally, a number of interpretations have been issued which are not expected to have any significant impact on Reed Elsevier's accounting policies and reporting.

Notes to the combined financial statements
for the year ended 31 December 2009

1 Segment analysis

Reed Elsevier has adopted IFRS8 Operating Segments with effect from 1 January 2009 and this has not resulted in a change to reported segments. Reed Elsevier's reported segments are based on the internal reporting structure and financial information provided to the Chief Executive Officer and Boards.

Reed Elsevier is a publisher and information provider organised as four business segments: Elsevier, comprising scientific, technical and medical publishing; LexisNexis, providing legal, tax, regulatory, risk information and analytics, and business information solutions to professional, business and government customers; Reed Exhibitions, organising trade exhibitions and conferences; and Reed Business Information, providing information and marketing solutions to business professionals.

Adjusted operating profit figures are presented as additional performance measures. They are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and are grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programmes announced in February 2008 and 2009. Exceptional restructuring costs principally comprise severance, outsourcing migration and associated property costs. Adjusted operating profit is reconciled to operating profit in note 11.

	Revenue		Operating profit		Adjusted operating profit	
	2009 £m	2008 £m	**2009 £m**	2008 £m	**2009 £m**	2008 £m
Business segment						
Elsevier	**1,985**	1,700	**563**	443	**693**	568
LexisNexis	**2,557**	1,940	**337**	291	**665**	513
Reed Exhibitions	**638**	707	**79**	123	**152**	183
Reed Business Information	**891**	987	**(163)**	55	**89**	126
Sub-total	**6,071**	5,334	**816**	912	**1,599**	1,390
Corporate costs	**–**	–	**(35)**	(50)	**(35)**	(50)
Unallocated net pension credit	**–**	–	**6**	39	**6**	39
Total	**6,071**	5,334	**787**	901	**1,570**	1,379
Geographical origin						
North America	**3,228**	2,544	**252**	334	**777**	618
United Kingdom	**897**	905	**183**	183	**257**	239
The Netherlands	**662**	594	**218**	179	**243**	206
Rest of Europe	**851**	893	**95**	151	**212**	237
Rest of world	**433**	398	**39**	54	**81**	79
Total	**6,071**	5,334	**787**	901	**1,570**	1,379

Revenue is analysed before the £118m (2008: £104m) share of joint ventures' revenue, of which £25m (2008: £23m) relates to LexisNexis, principally to Giuffrè, £90m (2008: £80m) relates to Reed Exhibitions, principally to exhibition joint ventures, and £3m (2008: £1m) relates to Reed Business Information.

Share of post-tax results of joint ventures of £15m (2008: £18m) included in operating profit comprises £4m (2008: £4m) relating to LexisNexis, £10m (2008: £14m) relating to Reed Exhibitions and £1m (2008: nil) relating to Reed Business Information. The unallocated net pension credit of £6m (2008: £39m) comprises the expected return on pension scheme assets of £189m (2008: £219m) less interest on pension scheme liabilities of £183m (2008: £180m).

Notes to the combined financial statements
for the year ended 31 December 2009

1 Segment analysis continued

Analysis of revenue by geographical market	2009 £m	2008 £m
North America	**3,310**	2,624
United Kingdom	**513**	580
The Netherlands	**243**	234
Rest of Europe	**1,132**	1,136
Rest of world	**873**	760
Total	**6,071**	5,334

Analysis of revenue by type	2009 £m	2008 £m
Subscriptions	**2,711**	2,381
Circulation/transactions	**1,708**	1,142
Advertising	**585**	737
Exhibitions	**626**	702
Other	**441**	372
Total	**6,071**	5,334

	Expenditure on acquired goodwill and intangible assets		Capital expenditure additions		Amortisation and impairment of acquired intangible assets and goodwill		Depreciation and other amortisation	
	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m	2009 £m	2008 £m
Business segment								
Elsevier	**4**	31	**72**	54	**78**	76	**73**	51
LexisNexis	**7**	2,705	**139**	74	**231**	137	**99**	68
Reed Exhibitions	**12**	58	**11**	11	**63**	46	**7**	6
Reed Business Information	**–**	64	**18**	26	**173**	31	**29**	25
Sub-total	**23**	2,858	**240**	165	**545**	290	**208**	150
Corporate	**–**	–	**17**	7	**–**	–	**15**	17
Total	**23**	2,858	**257**	172	**545**	290	**223**	167

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation and impairment of acquired intangible assets and goodwill includes amounts in respect of joint ventures of £12m (2008: £3m) in Reed Exhibitions. Other than the depreciation, amortisation and impairment above, non cash items include £17m (2008: £46m) relating to the recognition of share based remuneration and comprise £4m (2008: £7m) in Elsevier, £7m (2008: £8m) in LexisNexis, £2m (2008: £3m) in Reed Exhibitions, £2m (2008: £6m) in Reed Business Information and £2m (2008: £22m) in Corporate.

Notes to the combined financial statements
for the year ended 31 December 2009

1 Segment analysis continued

	Total assets	
	2009 £m	2008 £m
Business segment		
Elsevier	**2,915**	3,264
LexisNexis	**5,872**	6,758
Reed Exhibitions	**728**	862
Reed Business Information	**547**	864
Sub-total	**10,062**	11,748
Taxation	**208**	353
Cash	**734**	375
Net pension assets	**110**	152
Assets held for sale	**5**	49
Other assets	**215**	189
Total	**11,334**	12,866
Geographical location		
North America	**7,570**	9,123
United Kingdom	**1,164**	967
The Netherlands	**687**	742
Rest of Europe	**1,504**	1,630
Rest of world	**409**	404
Total	**11,334**	12,866

Investments in joint ventures of £135m (2008: £145m) included in segment assets above comprise £38m (2008: £42m) relating to LexisNexis, £92m (2008: £99m) relating to Reed Exhibitions and £5m (2008: £4m) relating to Reed Business Information.

2 Discontinued operations

Discontinued operations comprise the results of the Education division, the disposal of which completed in January 2008 with the sale of the educational assessment business. The disposal of the US K-12 Schools Education and International businesses had completed in 2007.

Net profit from discontinued operations	**2009 £m**	2008 £m
Revenue	**–**	12
Operating costs	**–**	(12)
Operating profit and profit before tax	**–**	–
Taxation	**–**	–
Profit after taxation	**–**	–
Gain on disposals	**–**	67
Tax on disposals	**–**	(49)
Net profit from discontinued operations	**–**	18

Cash flows from discontinued operations	**2009 £m**	2008 £m
Net cash flow from operating activities	**–**	2
Net cash flow used in investing activities	**–**	(50)
Net cash flow from financing activities	**–**	–
Net movement in cash and cash equivalents	**–**	(48)

Net cash flow from investing activities in 2008 includes cash proceeds, net of expenses, on the completed disposals of £270m and taxes paid on completed disposals of £320m.

Notes to the combined financial statements
for the year ended 31 December 2009

3 Operating profit

Operating profit from continuing operations is stated after charging/(crediting) the following:

	Note	2009 £m	2008 £m
Staff costs			
Wages and salaries		**1,610**	1,384
Social security costs		**183**	164
Pensions	6	**42**	59
Share based remuneration	7	**17**	46
Total staff costs		**1,852**	1,653
Depreciation, amortisation and impairment			
Amortisation of acquired intangible assets	16	**364**	278
Share of joint ventures' amortisation of acquired intangible assets		**4**	3
Impairment of acquired intangible assets and goodwill	15, 16	**169**	9
Impairment of goodwill in joint ventures		**8**	–
Amortisation of internally developed intangible assets	16	**139**	88
Depreciation of property, plant and equipment	18	**84**	79
Total depreciation, amortisation and impairment		**768**	457
Other expenses and income			
Pre-publication costs, inventory expenses and other cost of sales		**2,252**	1,916
Operating lease rentals expense		**132**	116
Operating lease rentals income		**(12)**	(13)

Depreciation, amortisation and impairment charges are included within administration and other expenses.

Staff costs for discontinued operations for the year ended 31 December 2008 were: £5m for wages and salaries; nil for social security costs; nil for pensions; and nil for share based remuneration.

4 Auditors' remuneration

	2009 £m	2008 £m
Auditors' remuneration		
For audit services	**4.5**	4.8
For non audit services	**1.2**	2.1
Total auditors' remuneration	**5.7**	6.9

Auditors' remuneration for audit services comprises £0.4m (2008: £0.4m) payable to the auditors of the parent companies and £4.1m (2008: £4.4m) payable to the auditors of the parent companies and their associates for the audit of the financial statements of the operating and financing businesses, including the review and testing of internal controls over financial reporting in accordance with the US Sarbanes-Oxley Act. Auditors' remuneration for non audit services comprises: £0.7m (2008: £0.6m) for taxation services, £0.1m (2008: £1.3m) for due diligence and other transaction related services and £0.4m (2008: £0.2m) for other non audit services.

Notes to the combined financial statements

for the year ended 31 December 2009

5 Personnel

Number of people employed – continuing operations	At 31 December 2009	At 31 December 2008	Average during the year 2009	Average during the year 2008
Business segment				
Elsevier	**6,800**	7,200	**6,900**	7,200
LexisNexis	**15,200**	15,900	**15,400**	13,800
Reed Exhibitions	**2,500**	2,700	**2,600**	2,700
Reed Business Information	**6,900**	8,200	**7,500**	8,300
Sub-total	**31,400**	34,000	**32,400**	32,000
Corporate/shared functions	**900**	800	**900**	800
Total	**32,300**	34,800	**33,300**	32,800
Geographical location				
North America	**17,600**	18,800	**18,000**	16,600
United Kingdom	**4,900**	5,300	**5,000**	5,400
The Netherlands	**2,000**	2,300	**2,100**	2,400
Rest of Europe	**4,200**	4,700	**4,500**	4,700
Rest of world	**3,600**	3,700	**3,700**	3,700
Total	**32,300**	34,800	**33,300**	32,800

6 Pension schemes

A number of pension schemes are operated around the world. The major schemes are of the defined benefit type with assets held in separate trustee administered funds. The largest schemes, which cover the majority of employees, are in the UK, the US and the Netherlands. Under these plans, employees are entitled to retirement benefits dependent on the number of years service provided.

The principal assumptions for the purpose of valuation under IAS19 – Employee Benefits are determined for each scheme in conjunction with the respective schemes' independent actuaries and are presented below as the weighted average of the various defined benefit pension schemes. The defined benefit pension expense for each year is based on the assumptions and scheme valuations set at 31 December of the prior year.

	As at 31 December 2009	2008	2007
Discount rate	**5.8%**	6.2%	5.9%
Expected rate of return on scheme assets	**7.0%**	7.1%	7.1%
Expected rate of salary increases	**4.0%**	3.7%	4.4%
Inflation	**3.1%**	2.7%	3.1%
Future pension increases	**3.1%**	2.8%	3.2%

The expected rates of return on individual categories of scheme assets are determined by reference to relevant market indices and market expectations of real rates of return. The overall expected rate of return on scheme assets is based on the weighted average of each asset category.

Mortality assumptions used in assessing defined benefit obligations make allowance for future improvements in longevity and have been determined by reference to applicable mortality statistics and the actuaries' expectations for each scheme. The average life expectancies assumed in the valuation of the defined benefit obligations are set out below.

Average life expectancy (at 31 December)	2009 Male (years)	2009 Female (years)	2008 Male (years)	2008 Female (years)
Member currently aged 60	**88**	**87**	86	87
Member currently aged 45	**88**	**87**	86	87

Notes to the combined financial statements

for the year ended 31 December 2009

6 Pension schemes continued

The pension expense recognised within the income statement comprises:

	2009 £m	2008 £m
Service cost (including curtailment credits of £43m (2008: nil))	**24**	75
Interest on pension scheme liabilities	**183**	180
Expected return on scheme assets	**(189)**	(219)
Net defined benefit pension expense	**18**	36
Defined contribution pension expense	**24**	23
Total pension expense	**42**	59

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2009			2008		
	Defined benefit obligations £m	**Fair value of scheme assets £m**	**Net pension obligations £m**	Defined benefit obligations £m	Fair value of scheme assets £m	Net pension obligations £m
At start of year	**(3,051)**	**2,682**	**(369)**	(2,968)	3,018	50
Service cost	**(24)**	**–**	**(24)**	(75)	–	(75)
Interest on pension scheme liabilities	**(183)**	**–**	**(183)**	(180)	–	(180)
Expected return on scheme assets	**–**	**189**	**189**	–	219	219
Actuarial (loss)/gain	**(295)**	**301**	**6**	418	(765)	(347)
Contributions by employer	**–**	**101**	**101**	–	79	79
Contributions by employees	**(12)**	**12**	**–**	(13)	13	–
Benefits paid	**134**	**(134)**	**–**	119	(119)	–
Acquisitions	**–**	**–**	**–**	(9)	–	(9)
Curtailment on disposal of operations	**–**	**–**	**–**	3	–	3
Exchange translation differences	**129**	**(84)**	**45**	(346)	237	(109)
At end of year	**(3,302)**	**3,067**	**(235)**	(3,051)	2,682	(369)

The net pension obligations of £235m (2008: £369m) at 31 December 2009 comprise schemes in deficit with net pension obligations of £345m (2008: £521m) and schemes in surplus with net pension assets of £110m (2008: £152m).

As at 31 December 2009 the defined benefit obligations comprise £3,172m (2008: £2,923m) in relation to funded schemes and £130m (2008: £128m) in relation to unfunded schemes. The weighted average duration of defined benefit scheme liabilities is 19 years (2008: 19 years). Deferred tax liabilities of £31m (2008: £44m) and deferred tax assets of £122m (2008: £190m) are recognised in respect of the pension scheme surpluses and deficits respectively.

The fair value of scheme assets held as equities, bonds and other assets, and their expected rates of return as at 31 December, is shown below:

	2009			2008		
	Expected rate of return on scheme assets	**Fair value of scheme assets £m**	**Proportion of total scheme assets**	Expected rate of return on scheme assets	Fair value of scheme assets £m	Proportion of total scheme assets
Equities	**8.6%**	**1,827**	**60%**	8.9%	1,408	52%
Bonds	**4.5%**	**1,069**	**35%**	4.3%	1,167	44%
Other	**5.3%**	**171**	**5%**	5.5%	107	4%
Total	**7.0%**	**3,067**	**100%**	7.1%	2,682	100%

The actual return on scheme assets for the year ended 31 December 2009 was a £490m gain (2008: £546m loss).

Notes to the combined financial statements

for the year ended 31 December 2009

6 Pension schemes continued

A summary of pension balances in respect of funded and unfunded schemes for the five years ended 31 December 2009 is set out below.

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Fair value of scheme assets	**3,067**	2,682	3,018	2,772	2,575
Defined benefit obligations	**(3,302)**	(3,051)	(2,968)	(3,008)	(2,980)
Net pension (obligations)/surplus	**(235)**	(369)	50	(236)	(405)

Gains and losses arising on the revaluation of pension scheme assets and liabilities that have been recognised in the statement of comprehensive income are set out below:

	2009 £m	2008 £m	2007 £m	2006 £m	2005 £m
Gains and losses arising during the year:					
Experience gains/(losses) on scheme liabilities	**18**	(9)	(28)	(30)	(25)
Experience gains/(losses) on scheme assets	**301**	(765)	34	99	230
Actuarial gains/(losses) arising on the present value of scheme liabilities due to changes in:					
– discount rates	**(249)**	202	367	198	(217)
– inflation	**(124)**	198	(152)	(77)	–
– life expectancy and other actuarial assumptions	**60**	27	3	(51)	(25)
	6	(347)	224	139	(37)
Net cumulative (losses)/gains at start of year	**(95)**	252	28	(111)	(74)
Net cumulative (losses)/gains at end of year	**(89)**	(95)	252	28	(111)

Regular contributions to defined benefit pension schemes in 2010 are expected to be approximately £89m.

Sensitivity analysis

Valuation of Reed Elsevier's pension scheme liabilities involves judgements about uncertain events, including the life expectancy of the members, salary and pension increases, inflation and the rate at which the future pension payments are discounted. Estimates are used for each of these factors, determined in conjunction with independent actuaries. Differences arising from actual experience or future changes in assumptions may materially affect future pension charges. In particular, changes in assumptions for discount rates, inflation and life expectancies would have the following approximate effects on the annual net pension expense and the defined benefit pension obligations:

	£m
Increase/decrease of 0.25% in discount rate:	
Decrease/increase in annual net pension expense	5
Decrease/increase in defined benefit pension obligations	143
Increase/decrease of one year in assumed life expectancy:	
Increase/decrease in annual net pension expense	5
Increase/decrease in defined benefit pension obligations	75
Increase/decrease of 0.25% in the expected inflation rate:	
Increase/decrease in annual net pension expense	6
Increase/decrease in defined benefit pension obligations	122

Additionally, the annual net pension expense includes an expected return on scheme assets. A 5% increase/decrease in the market value of equity investments held by the defined benefit pension schemes would, absent any change in their expected long term rate of return, increase/decrease the amount of the expected return on scheme assets by £8m and would increase/decrease the amount of the net pension surplus by £91m.

Notes to the combined financial statements
for the year ended 31 December 2009

7 Share based remuneration

Reed Elsevier provides a number of share based remuneration schemes to directors and employees. The principal share based remuneration schemes are the Executive Share Option Schemes (ESOS), the Long Term Incentive Plan (LTIP), the Retention Share Plan (RSP) and the Bonus Investment Plan (BIP). Share options granted under ESOS and LTIP are exercisable after three years and up to ten years from the date of grant at a price equivalent to the market value of the respective shares at the date of grant. Conditional shares granted under ESOS, LTIP, RSP and BIP are exercisable after three years for nil consideration if conditions are met. Other awards principally relate to all employee share saving schemes in the UK and the Netherlands.

Share based remuneration awards are, other than in exceptional circumstances, subject to the condition that the employee remains in employment at the time of exercise. Share options and conditional shares granted under LTIP, RSP and BIP are subject to the achievement of growth targets of Reed Elsevier PLC and Reed Elsevier NV adjusted earnings per share measured at constant exchange rates. LTIP grants made in 2006, 2007, 2008 and 2009 are also variable subject to the achievement of an additional total shareholder return performance target. The numbers of share options and conditional shares included in the tables below are calculated on the basis that 100% of the awards will vest. Further details of performance conditions are given in the Directors' Remuneration Report on pages 62 to 78.

The estimated fair value of grants made in the two years ended 31 December 2009 are set out below. The fair values of grants are recognised in the income statement over the vesting period, typically three years.

	In respect of Reed Elsevier PLC ordinary shares			**In respect of Reed Elsevier NV ordinary shares**			**Total fair value**
2009 grants	**Number of shares '000**	**Weighted average fair value per award £**	**Fair value £m**	**Number of shares '000**	**Weighted average fair value per award £**	**Fair value £m**	**£m**
Share options							
– ESOS	**4,303**	**0.93**	**4**	**2,799**	**1.44**	**4**	**8**
– Other	**1,284**	**1.25**	**2**	**588**	**0.87**	**1**	**3**
Total share options	**5,587**	**1.00**	**6**	**3,387**	**1.34**	**5**	**11**
Conditional shares							
– ESOS	**770**	**4.91**	**4**	**500**	**7.52**	**4**	**8**
– LTIP	**1,845**	**6.26**	**12**	**1,198**	**9.73**	**12**	**24**
– RSP	**204**	**4.95**	**1**	**133**	**7.58**	**1**	**2**
– BIP	**661**	**4.48**	**3**	**352**	**6.48**	**2**	**5**
Total conditional shares	**3,480**	**5.55**	**20**	**2,183**	**8.57**	**19**	**39**
Total			**26**			**24**	**50**

	In respect of Reed Elsevier PLC ordinary shares			In respect of Reed Elsevier NV ordinary shares			Total fair value
2008 grants	Number of shares '000	Weighted average fair value per award £	Fair value £m	Number of shares '000	Weighted average fair value per award £	Fair value £m	£m
Share options							
– ESOS	4,397	1.14	5	2,891	1.57	4	9
– Other	656	1.73	1	694	0.97	1	2
Total share options	5,053	1.22	6	3,585	1.45	5	11
Conditional shares							
– ESOS	717	5.79	4	469	8.85	4	8
– LTIP	1,524	6.98	11	1,006	10.85	11	22
– RSP	19	5.79	–	13	8.89	–	–
– BIP	720	6.17	4	319	9.10	3	7
Total conditional shares	2,980	6.49	19	1,807	10.01	18	37
Total			25			23	48

Notes to the combined financial statements

for the year ended 31 December 2009

7 Share based remuneration continued

The main assumptions used to determine the fair values, which have been established with advice from and data provided by independent actuaries, are set out below.

	In respect of Reed Elsevier PLC ordinary shares		In respect of Reed Elsevier NV ordinary shares	
Assumptions for grants made during the year	**2009**	2008	**2009**	2008
Weighted average share price at date of grant				
– ESOS	**£5.39**	£6.26	**€9.35**	€12.16
– LTIP	**£5.44**	£6.27	**€9.50**	€12.19
– RSP	**£5.42**	£6.28	**€9.42**	€12.21
– BIP	**£4.91**	£6.68	**€8.05**	€12.51
– Other	**£5.02**	£6.30	**€8.31**	€11.55
Expected share price volatility	**26%**	22%	**26%**	22%
Expected option life	**4 years**	4 years	**4 years**	4 years
Expected dividend yield	**3.1%**	2.7%	**3.4%**	3.2%
Risk free interest rate	**2.0%**	4.4%	**2.4%**	3.6%
Expected lapse rate	**3-5%**	3-5%	**3-4%**	3-4%

Expected share price volatility has been estimated based on relevant historic data in respect of the Reed Elsevier PLC and Reed Elsevier NV ordinary share prices. Expected share option life has been estimated based on historical exercise patterns in respect of Reed Elsevier PLC and Reed Elsevier NV share options.

The share based remuneration awards outstanding as at 31 December 2009, in respect of both Reed Elsevier PLC and Reed Elsevier NV ordinary shares, are set out below.

	ESOS		LTIP		Other		Total	
Share options: Reed Elsevier PLC	Number of shares '000	Weighted average exercise price (pence)	Number of shares '000	Weighted average exercise price (pence)	Number of shares '000	Weighted average exercise price (pence)	Number of shares '000	Weighted average exercise price (pence)
Outstanding at 1 January 2008	34,067	547	2,872	489	3,110	434	40,049	534
Granted	4,397	626	–	–	656	504	5,053	610
Exercised	(6,134)	517	(547)	487	(659)	411	(7,340)	505
Forfeited	(846)	607	–	–	(441)	459	(1,287)	556
Expired	(1,312)	570	–	–	(35)	407	(1,347)	561
Outstanding at 1 January 2009	**30,172**	**562**	**2,325**	**489**	**2,631**	**454**	**35,128**	**549**
Granted	**4,303**	**539**	**–**	**–**	**1,284**	**402**	**5,587**	**508**
Exercised	**(781)**	**436**	**–**	**–**	**(436)**	**404**	**(1,217)**	**424**
Forfeited	**(1,638)**	**602**	**–**	**–**	**(578)**	**469**	**(2,216)**	**549**
Expired	**(1,490)**	**522**	**(66)**	**487**	**(41)**	**408**	**(1,597)**	**518**
Outstanding at 31 December 2009	**30,566**	**562**	**2,259**	**489**	**2,860**	**436**	**35,685**	**547**
Exercisable at 31 December 2008	19,692	540	2,325	489	69	420	22,086	534
Exercisable at 31 December 2009	**20,763**	**547**	**2,259**	**489**	**349**	**422**	**23,371**	**540**

Notes to the combined financial statements
for the year ended 31 December 2009

7 Share based remuneration continued

Share options: Reed Elsevier NV	ESOS Number of shares '000	ESOS Weighted average exercise price (€)	LTIP Number of shares '000	LTIP Weighted average exercise price (€)	Other Number of shares '000	Other Weighted average exercise price (€)	Total Number of shares '000	Total Weighted average exercise price (€)
Outstanding at 1 January 2008	23,893	12.16	1,918	10.60	2,044	12.54	27,855	12.08
Granted	2,891	12.16	–	–	694	11.55	3,585	12.04
Exercised	(2,579)	10.78	(109)	10.57	(5)	10.85	(2,693)	10.77
Forfeited	(560)	13.04	–	–	(376)	12.94	(936)	13.00
Expired	(1,834)	13.43	–	–	–	–	(1,834)	13.43
Outstanding at 1 January 2009	**21,811**	**12.23**	**1,809**	**10.60**	**2,357**	**12.19**	**25,977**	**12.11**
Granted	**2,799**	**9.35**	**–**	**–**	**588**	**8.31**	**3,387**	**9.17**
Exercised	**–**	**–**	**–**	**–**	**(32)**	**7.93**	**(32)**	**7.93**
Forfeited	**(1,203)**	**11.73**	**–**	**–**	**(376)**	**12.00**	**(1,579)**	**11.84**
Expired	**(1,790)**	**11.98**	**(46)**	**10.57**	**–**	**–**	**(1,836)**	**11.94**
Outstanding at 31 December 2009	**21,617**	**11.88**	**1,763**	**10.60**	**2,537**	**11.32**	**25,917**	**11.74**
Exercisable at 31 December 2008	14,875	12.04	1,809	10.60	2,357	12.19	19,041	11.92
Exercisable at 31 December 2009	**15,217**	**12.01**	**1,763**	**10.60**	**2,537**	**11.32**	**19,517**	**11.79**

Conditional shares: Reed Elsevier PLC	Number of shares '000 ESOS	LTIP	RSP	BIP	Total
Outstanding at 1 January 2008	1,656	3,432	145	1,843	7,076
Granted	717	1,524	19	720	2,980
Exercised	(85)	–	(101)	(561)	(747)
Forfeited	(237)	(440)	(28)	(101)	(806)
Outstanding at 1 January 2009	**2,051**	**4,516**	**35**	**1,901**	**8,503**
Granted	**770**	**1,845**	**204**	**661**	**3,480**
Exercised	**(867)**	**(1,767)**	**(24)**	**(622)**	**(3,280)**
Forfeited	**(87)**	**(442)**	**–**	**(26)**	**(555)**
Outstanding at 31 December 2009	**1,867**	**4,152**	**215**	**1,914**	**8,148**

Conditional shares: Reed Elsevier NV	Number of shares '000 ESOS	LTIP	RSP	BIP	Total
Outstanding at 1 January 2008	1,058	2,231	98	724	4,111
Granted	469	1,006	13	319	1,807
Exercised	(57)	–	(63)	(176)	(296)
Forfeited	(112)	(259)	(24)	(29)	(424)
Outstanding at 1 January 2009	**1,358**	**2,978**	**24**	**838**	**5,198**
Granted	**500**	**1,198**	**133**	**352**	**2,183**
Exercised	**(580)**	**(1,162)**	**(17)**	**(315)**	**(2,074)**
Forfeited	**(65)**	**(311)**	**–**	**(10)**	**(386)**
Outstanding at 31 December 2009	**1,213**	**2,703**	**140**	**865**	**4,921**

The weighted average share price at the date of exercise of share options and conditional shares during 2009 was 506p (2008: 632p) for Reed Elsevier PLC ordinary shares and €8.45 (2008: €12.22) for Reed Elsevier NV ordinary shares.

Notes to the combined financial statements
for the year ended 31 December 2009

7 Share based remuneration continued

Range of exercise prices for outstanding share options	2009 Number of shares under option '000	2009 Weighted average remaining period until expiry (years)	2008 Number of shares under option '000	2008 Weighted average remaining period until expiry (years)
Reed Elsevier PLC ordinary shares (pence)				
351-400	**16**	**0.3**	252	1.2
401-450	**2,157**	**2.6**	1,927	1.5
451-500	**8,219**	**2.9**	9,111	4.6
501-550	**12,638**	**6.0**	9,834	6.1
551-600	**3,593**	**2.3**	3,856	3.4
601-650	**6,600**	**7.6**	7,452	8.5
651-700	**2,462**	**1.2**	2,696	2.2
Total	**35,685**	**4.3**	35,128	5.3
Reed Elsevier NV ordinary shares (euro)				
7.01-8.00	**175**	**9.2**	–	–
8.01-9.00	**511**	**9.0**	–	–
9.01-10.00	**4,011**	**6.8**	1,617	4.3
10.01-11.00	**4,912**	**4.4**	5,771	4.8
11.01-12.00	**6,297**	**5.1**	6,866	6.2
12.01-13.00	**2,854**	**7.4**	3,362	8.7
13.01-14.00	**2,990**	**2.5**	3,777	3.0
14.01-15.00	**3,971**	**4.0**	4,382	4.9
15.01-16.00	**196**	**1.3**	202	2.4
Total	**25,917**	**5.2**	25,977	5.4

Share options are expected, upon exercise, to be met principally by the issue of new ordinary shares but may also be met from shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT) (see note 31). Conditional shares will be met from shares held by the EBT.

Notes to the combined financial statements
for the year ended 31 December 2009

8 Net finance costs

	2009 £m	2008 £m
Interest on short term bank loans, overdrafts and commercial paper	**(63)**	(62)
Interest on other loans	**(226)**	(137)
Interest on obligations under finance leases	**(1)**	–
Total borrowing costs	**(290)**	(199)
Acquisition related finance costs	**–**	(18)
Losses on derivatives not designated as hedges	**(8)**	(8)
Finance costs	**(298)**	(225)
Interest on bank deposits	**5**	31
Gains on loans and derivatives not designated as hedges	**2**	2
Finance income	**7**	33
Net finance costs	**(291)**	(192)

Finance costs include £46m (2008: £6m) transferred from the hedge reserve. A net loss of £11m (2008: loss of £60m) on interest rate derivatives designated as cash flow hedges was recognised directly in equity in the hedge reserve to be recognised in future periods.

Acquisition related finance costs in 2008 comprised underwriting and arrangement fees relating to the ChoicePoint acquisition incurred prior to completion.

9 Disposals and other non operating items

	2009 £m	2008 £m
Revaluation of held for trading investments	**8**	(6)
Loss on disposal and write down of businesses and other assets	**(69)**	(86)
Net loss on disposals and other non operating items	**(61)**	(92)

The loss on disposal and write down of businesses and other assets in 2009 principally comprises severance and excess property costs in relation to assets held for sale and related closures, in particular RBI US controlled circulation titles.

10 Taxation

	2009 £m	2008 £m
Current tax		
United Kingdom	**44**	40
The Netherlands	**37**	49
Rest of world	**(1)**	36
Total current tax charge	**80**	125
Deferred tax		
Origination and reversal of temporary differences	**(40)**	30
Total taxation charge on profit from continuing operations	**40**	155

The current tax charge includes a tax credit of £34m (2008: nil) in respect of prior year disposals.

Notes to the combined financial statements

for the year ended 31 December 2009

10 Taxation continued

A reconciliation of the notional tax charge based on average applicable rates of tax (weighted in proportion to accounting profits) to the actual total tax expense is set out below.

	2009 £m	2008 £m
Profit before tax from continuing operations	**435**	617
Tax at average applicable rates	**41**	127
Tax on share of results of joint ventures	**(6)**	(5)
Prior year credits on disposals	**(34)**	–
Non deductible goodwill impairment	**19**	–
Net tax on share based remuneration	**10**	20
Non deductible amounts and other items	**10**	13
Tax expense	**40**	155
Tax expense as a percentage of profit before tax	**9%**	25%

The following tax has been recognised directly in equity during the year.

	2009 £m	2008 £m
Tax on actuarial movements on defined benefit pension schemes	**(10)**	116
Tax on fair value movements on cash flow hedges	**(15)**	59
Deferred tax charge on share based remuneration	**–**	(19)
Net tax (charge)/credit recognised directly in equity	**(25)**	156

11 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programmes announced in February 2008 and 2009. Acquisition related costs relate to acquisition integration and fees incurred in connection with acquisition financing.

Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to exceptional restructuring and acquisition related costs. Adjusted figures are derived as follows:

Continuing operations	2009 £m	2008 £m
Operating profit – continuing operations	**787**	901
Adjustments:		
Amortisation of acquired intangible assets	**368**	281
Impairment of acquired intangible assets and goodwill	**177**	9
Exceptional restructuring costs	**182**	152
Acquisition related costs	**48**	27
Reclassification of tax in joint ventures	**8**	9
Adjusted operating profit from continuing operations	**1,570**	1,379
Profit before tax – continuing operations	**435**	617
Adjustments:		
Amortisation of acquired intangible assets	**368**	281
Impairment of acquired intangible assets and goodwill	**177**	9
Exceptional restructuring costs	**182**	152
Acquisition related costs	**48**	45
Reclassification of tax in joint ventures	**8**	9
Disposals and other non operating items	**61**	92
Adjusted profit before tax from continuing operations	**1,279**	1,205

Notes to the combined financial statements

for the year ended 31 December 2009

11 Adjusted figures continued

Continuing operations	2009 £m	2008 £m
Profit attributable to parent companies' shareholders	**391**	476
Net profit from discontinued operations	**–**	(18)
Profit attributable to parent companies' shareholders – continuing operations	**391**	458
Adjustments (post tax):		
Amortisation of acquired intangible assets	**411**	318
Impairment of acquired intangible assets and goodwill	**136**	9
Exceptional restructuring costs	**133**	111
Acquisition related costs	**33**	31
Disposals and other non operating items	**(22)**	61
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	**(100)**	(69)
Adjusted profit attributable to parent companies' shareholders from continuing operations	**982**	919
Cash generated from operations	**1,604**	1,452
Dividends received from joint ventures	**23**	23
Purchases of property, plant and equipment	**(78)**	(57)
Proceeds from disposals of property, plant and equipment	**4**	5
Expenditure on internally developed intangible assets	**(164)**	(115)
Payments in relation to exceptional restructuring costs	**124**	72
Payments in relation to acquisition related costs	**45**	27
Adjusted operating cash flow from continuing operations	**1,558**	1,407

Total operations	2009 £m	2008 £m
Profit attributable to parent companies' shareholders – total operations	**391**	476
Adjustments (post tax):		
Amortisation of acquired intangible assets	**411**	318
Impairment of acquired intangible assets and goodwill	**136**	9
Exceptional restructuring costs	**133**	111
Acquisition related costs	**33**	31
Disposals and other non operating items	**(22)**	43
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	**(100)**	(69)
Adjusted profit attributable to parent companies' shareholders from total operations	**982**	919

12 Statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations – continuing operations	2009 £m	2008 £m
Operating profit before joint ventures	**772**	883
Amortisation and impairment of acquired intangible assets and goodwill	**533**	287
Amortisation of internally developed intangible assets	**139**	88
Depreciation of property, plant and equipment	**84**	79
Share based remuneration	**17**	46
Total non cash items	**773**	500
Decrease in inventories and pre-publication costs	**47**	4
Decrease/(increase) in receivables	**112**	(106)
(Decrease)/increase in payables	**(100)**	171
Decrease in working capital	**59**	69
Cash generated from operations	**1,604**	1,452

Cash flow on acquisitions – continuing operations	Note	2009 £m	2008 £m
Purchase of businesses	13	**(9)**	(2,112)
Payment of ChoicePoint change of control and other non operating payables assumed		**(56)**	(19)
Deferred payments relating to prior year acquisitions		**(29)**	(30)
Total		**(94)**	(2,161)

Notes to the combined financial statements

for the year ended 31 December 2009

12 Statement of cash flows continued

Reconciliation of net borrowings	Cash & cash equivalents £m	Borrowings £m	Related derivative financial instruments £m	2009 £m	2008 £m
At start of year	**375**	**(6,142)**	**41**	**(5,726)**	(492)
Increase/(decrease) in cash and cash equivalents	**301**	**–**	**–**	**301**	(2,174)
Net movement in short term bank loans, overdrafts and commercial paper	**–**	**(107)**	**–**	**(107)**	407
Issuance of other loans	**–**	**(1,807)**	**–**	**(1,807)**	(2,373)
Repayment of other loans	**–**	**2,862**	**–**	**2,862**	411
Repayment of finance leases	**–**	**2**	**–**	**2**	56
Redemption of debt related derivative financial instrument	**–**	**–**	**–**	**–**	(62)
Change in net borrowings resulting from cash flows	**301**	**950**	**–**	**1,251**	(3,735)
Borrowings in acquired businesses	**–**	**–**	**–**	**–**	(219)
Inception of finance leases	**–**	**(26)**	**–**	**(26)**	(1)
Fair value adjustments to borrowings and related derivatives	**–**	**7**	**4**	**11**	2
Exchange translation differences	**58**	**505**	**(4)**	**559**	(1,281)
At end of year	**734**	**(4,706)**	**41**	**(3,931)**	(5,726)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Cash and cash equivalents include £5m (2008: £55m) held in trust to satisfy liabilities in respect of change of control obligations related to the acquisition of ChoicePoint.

13 Acquisitions

During the year a number of small acquisitions were made for a total consideration of £11m (2008: £2,131m, including £1,931m in respect of the acquisition of ChoicePoint, Inc.), after taking account of net cash acquired of £3m. The net assets of the businesses acquired are incorporated at their fair value to the combined businesses. Provisional fair values of the consideration given and the assets and liabilities acquired are summarised below.

	Notes	Book value on acquisition 2009 £m	Fair value 2009 £m	Fair value 2008 £m
Goodwill	(i)	**–**	**6**	1,279
Intangible assets		**–**	**17**	1,579
Property, plant and equipment		**–**	**–**	48
Current assets		**–**	**–**	128
Current liabilities		**(11)**	**(11)**	(237)
Borrowings		**–**	**–**	(219)
Current tax		**–**	**–**	22
Deferred tax		**–**	**(1)**	(469)
Net assets acquired		**(11)**	**11**	2,131
Consideration (after taking account of £3m net cash acquired)			**11**	2,131
Less: consideration deferred to future years			**(2)**	(19)
Net cash flow			**9**	2,112

(i) Goodwill, being the excess of the consideration over the net tangible and intangible assets acquired, represents benefits which do not qualify for recognition as intangible assets, including the ability of a business to generate higher returns than individual assets, skilled workforces, acquisition synergies that are specific to Reed Elsevier, and high barriers to market entry. In addition, goodwill arises on the recognition of deferred tax liabilities in respect of intangible assets for which amortisation does not qualify for tax deductions.

Notes to the combined financial statements
for the year ended 31 December 2009

13 Acquisitions continued

The fair values of the assets and liabilities acquired are provisional pending the completion of the valuation exercises. Final fair values will be incorporated in the 2010 combined financial statements. There were no significant adjustments to the provisional fair values of prior year acquisitions established in 2008.

The businesses acquired in 2009 contributed £6m to revenue, £1m to adjusted operating profit, £1m to adjusted profit attributable, increased profit attributable by £1m, and contributed £2m net cash inflow from operating activities for the part year under Reed Elsevier ownership and before taking account of acquisition financing costs. Had the businesses been acquired at the beginning of the year, on a proforma basis the Reed Elsevier revenues, adjusted operating profit, adjusted profit attributable and profit attributable for the year would have been £6,072m, £1,570m, £982m and £395m respectively before taking account of acquisition financing costs.

14 Equity dividends

Ordinary dividends declared in the year	**2009 £m**	2008 £m
Reed Elsevier PLC	**228**	204
Reed Elsevier NV	**232**	214
Total	**460**	418

Ordinary dividends declared in the year, in amounts per ordinary share, comprise: a 2008 final dividend of 15.0p and a 2009 interim dividend of 5.4p giving a total of 20.4p (2008: 18.9p) for Reed Elsevier PLC; and a 2008 final dividend of €0.290 and a 2009 interim dividend of €0.107 giving a total of €0.397 (2008: €0.425) for Reed Elsevier NV.

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2008: 15.0p). The directors of Reed Elsevier NV have proposed a final dividend of €0.293 (2008: €0.290). The total cost of funding the proposed final dividends is expected to be £360m, for which no liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year	**2009 £m**	2008 £m
Reed Elsevier PLC	**245**	221
Reed Elsevier NV	**250**	222
Total	**495**	443

Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit of 10% received by certain Reed Elsevier PLC shareholders. The cost of funding the Reed Elsevier PLC dividends is therefore similar to that of Reed Elsevier NV.

On 18 January 2008, Reed Elsevier PLC and Reed Elsevier NV paid special distributions of 82.0p and €1.767 per ordinary share respectively, from the net proceeds of the disposal of the Education division. The aggregate distribution of £2,013m (including £27m paid to the employee benefit trust) was recognised when paid. The special distributions were accompanied by consolidations of the ordinary share capitals of Reed Elsevier PLC and Reed Elsevier NV on the basis of 58 new ordinary shares for every 67 existing ordinary shares, reflecting the ratio of the aggregate special distribution to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at 12 December 2007, the date of the announcement of the special distribution.

15 Goodwill

	2009 £m	2008 £m
At start of year	**4,901**	2,462
Acquisitions	**6**	1,279
Disposals	**(7)**	(4)
Impairment	**(110)**	(9)
Reclassified from held for sale	**22**	–
Exchange translation differences	**(473)**	1,173
At end of year	**4,339**	4,901

Notes to the combined financial statements
for the year ended 31 December 2009

15 Goodwill continued

The carrying amount of goodwill is after cumulative amortisation of £1,573m (2008: £1,715m) which was charged prior to the adoption of IFRS.

Impairment charges comprise £93m in Reed Business Information, principally relating to its US and International businesses, which have seen a significant contraction in print advertising revenues, and £17m in Reed Exhibitions relating to deteriorating prospects for a number of minor exhibitions, principally in Reed Exhibitions Continental Europe.

Impairment review
Impairment testing of goodwill and indefinite lived intangible assets is performed at least annually based on cash generating units (CGUs). A CGU is the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets. CGUs which are not individually significant have been aggregated for presentation purposes. Typically, when an acquisition is made the acquired business is fully integrated into the relevant business unit and CGU, and the goodwill arising is allocated to the CGUs, or groups of CGUs, that are expected to benefit from the synergies of the acquisition.

The carrying value of goodwill recorded in the major groups of CGUs is set out below.

Goodwill	2009 £m	2008 £m
Elsevier	**963**	1,074
LexisNexis US Legal	**1,012**	1,104
LexisNexis Risk Solutions	**1,659**	1,846
LexisNexis International	**133**	137
LexisNexis	**2,804**	3,087
Reed Exhibitions Continental Europe	**304**	336
Reed Exhibitions other	**60**	71
Reed Exhibitions	**364**	407
Reed Business Information US	**73**	162
Reed Business Information UK	**69**	71
Reed Business Information NL	**29**	33
Reed Business Information International	**37**	67
Reed Business Information	**208**	333
Total	**4,339**	4,901

The carrying value of each CGU is compared with its estimated value in use, which is determined to be its recoverable amount. Value in use is calculated based on estimated future cash flows, discounted to their present value. Estimated future cash flows are determined by reference to latest budgets and forecasts for the next five years approved by management, after which a long-term perpetuity growth rate is applied. The estimates of future cash flows are consistent with past experience adjusted for management's estimates of future performance. The key assumptions used in the value in use calculations are discount rates and perpetuity growth rates. The discount rates used are based on the Reed Elsevier weighted average cost of capital, adjusted to reflect a risk premium specific to each CGU. The Reed Elsevier weighted average cost of capital reflects an assumed equity return, based on the risk free rate for government bonds adjusted for an equity risk premium, and the Reed Elsevier post tax cost of debt. The pre-tax discount rates applied are 9.5% for Elsevier, 10.0-10.5% for LexisNexis, 10.5-11.0% for Reed Exhibitions and 10.5-16.0% for Reed Business Information. Cash flows subsequent to the forecast period of five years are assumed to grow at nominal perpetuity growth rates. The rates assumed are based on long-term historic growth rates of the territories where the CGUs operate and the growth prospects for the sectors in which the CGUs operate. The nominal perpetuity growth rates for all CGUs do not exceed 3%.

The value in use calculations and impairment reviews are sensitive to changes in key assumptions, particularly relating to discount rates and cash flow growth. A sensitivity analysis has been performed based on changes in key assumptions considered to be possible by management: an increase in the discount rate of 0.5%; a decrease in the compound annual growth rate (CAGR) for adjusted operating cash flow in the five year forecast period of between 2.0% and 5.0%, depending on the CGU; and a decrease in perpetuity growth rates of 0.5%. The sensitivity analysis shows that no impairments would result under each of the sensitivity scenarios other than in the case of a 5.0% decline in adjusted operating cash flow CAGR over the five year forecast period which, if applied across all CGUs, would result in an impairment of £111m.

Notes to the combined financial statements
for the year ended 31 December 2009

16 Intangible assets

	Market and customer related £m	Content, software and other £m	Total acquired intangible assets £m	Internally developed intangible assets £m	Total £m
Cost					
At 1 January 2008	818	2,869	3,687	637	4,324
Acquisitions	1,349	230	1,579	–	1,579
Additions	–	–	–	115	115
Disposals	–	(15)	(15)	(19)	(34)
Exchange translation differences	652	851	1,503	207	1,710
At 1 January 2009	**2,819**	**3,935**	**6,754**	**940**	**7,694**
Acquisitions	**5**	**12**	**17**	**–**	**17**
Additions	**–**	**–**	**–**	**179**	**179**
Disposals	**(1)**	**(14)**	**(15)**	**(20)**	**(35)**
Reclassified (to)/from held for sale and other transfers	**–**	**(233)**	**(233)**	**21**	**(212)**
Exchange translation differences	**(288)**	**(310)**	**(598)**	**(78)**	**(676)**
At 31 December 2009	**2,535**	**3,390**	**5,925**	**1,042**	**6,967**
Amortisation and impairment					
At 1 January 2008	152	1,721	1,873	362	2,235
Charge for the year	84	194	278	88	366
Disposals	–	(15)	(15)	(8)	(23)
Exchange translation differences	74	515	589	123	712
At 1 January 2009	**310**	**2,415**	**2,725**	**565**	**3,290**
Charge for the year	**155**	**209**	**364**	**139**	**503**
Impairment	**7**	**52**	**59**	**–**	**59**
Disposals	**(1)**	**(8)**	**(9)**	**(20)**	**(29)**
Reclassified (to)/from held for sale and other transfers	**–**	**(217)**	**(217)**	**2**	**(215)**
Exchange translation differences	**(34)**	**(191)**	**(225)**	**(48)**	**(273)**
At 31 December 2009	**437**	**2,260**	**2,697**	**638**	**3,335**
Net book amount					
At 31 December 2008	2,509	1,520	4,029	375	4,404
At 31 December 2009	**2,098**	**1,130**	**3,228**	**404**	**3,632**

Intangible assets acquired as part of business combinations comprise: market related assets (eg trade marks, imprints, brands); customer related assets (eg subscription bases, customer lists, customer relationships); and content, software and other intangible assets (eg editorial content, software and product delivery systems, other publishing rights, exhibition rights and supply contracts). Included in content, software and other acquired intangible assets are assets with a net book value of £698m (2008: £902m) that arose on acquisitions completed prior to the adoption of IFRS that have not been allocated to specific categories of intangible assets. Internally developed intangible assets typically comprise software and systems development where an identifiable asset is created that is probable to generate future economic benefits.

Included in market and customer related intangible assets are £356m (2008: £397m) of brands and imprints relating to Elsevier determined to have indefinite lives based on an assessment of their historical longevity and stable market positions. Indefinite lived intangibles are tested for impairment at least annually using the same value in use assumptions as set out in note 15.

Impairment charges in 2009 comprise amounts of £10m in Reed Exhibitions, relating to deteriorating prospects for a number of minor exhibitions, and £49m in Reed Business Information's US and International businesses which have seen a significant contraction in print advertising revenues.

Notes to the combined financial statements

for the year ended 31 December 2009

17 Investments

	2009 £m	2008 £m
Investments in joint ventures	**135**	145
Available for sale investments	**9**	24
Venture capital investments held for trading	**32**	25
Total	**176**	194

The value of £11m (2008: £9m) of venture capital investments held for trading has been determined by reference to quoted market prices. The value of other venture capital investments and available for sale investments has been determined by reference to other observable market inputs.

An analysis of changes in the carrying value of investments in joint ventures is set out below.

	2009 £m	2008 £m
At start of year	**145**	116
Share of results of joint ventures	**15**	18
Dividends received from joint ventures	**(23)**	(23)
Additions	**–**	4
Exchange translation differences	**(2)**	30
At end of year	**135**	145

Share of results of joint ventures includes impairment charges of £8m (2008: nil) in respect of minor joint ventures in Reed Exhibitions.

The principal joint ventures at 31 December 2009 are exhibition joint ventures within Reed Exhibitions and Giuffrè (an Italian legal publisher in which Reed Elsevier has a 40% shareholding) within LexisNexis.

Summarised aggregate information in respect of joint ventures and Reed Elsevier's share is set out below.

	Total joint ventures		Reed Elsevier share	
	2009 £m	2008 £m	2009 £m	2008 £m
Revenue	**246**	209	**118**	104
Net profit for the year	**51**	37	**15**	18
Total assets	**316**	325	**149**	152
Total liabilities	**(152)**	(163)	**(73)**	(75)
Net assets	**164**	162	**76**	77
Goodwill			**59**	68
Total			**135**	145

Notes to the combined financial statements
for the year ended 31 December 2009

18 Property, plant and equipment

	2009			2008		
	Land and buildings £m	**Fixtures and equipment £m**	**Total £m**	Land and buildings £m	Fixtures and equipment £m	Total £m
Cost						
At start of year	**259**	**644**	**903**	157	510	667
Acquisitions	**–**	**–**	**–**	30	18	48
Capital expenditure	**10**	**68**	**78**	13	44	57
Disposals	**(8)**	**(54)**	**(62)**	(1)	(66)	(67)
Reclassified from held for sale	**–**	**18**	**18**	–	–	–
Exchange translation differences	**(23)**	**(50)**	**(73)**	60	138	198
At end of year	**238**	**626**	**864**	259	644	903
Accumulated depreciation						
At start of year	**106**	**468**	**574**	71	357	428
Disposals	**(2)**	**(50)**	**(52)**	(1)	(56)	(57)
Reclassified from held for sale	**–**	**12**	**12**	–	–	–
Charge for the year	**12**	**72**	**84**	10	69	79
Exchange translation differences	**(10)**	**(36)**	**(46)**	26	98	124
At end of year	**106**	**466**	**572**	106	468	574
Net book amount	**132**	**160**	**292**	153	176	329

No depreciation is provided on freehold land of £50m (2008: £51m). The net book amount of property, plant and equipment at 31 December 2009 includes £4m (2008: £6m) in respect of assets held under finance leases relating to fixtures and equipment.

Notes to the combined financial statements

for the year ended 31 December 2009

19 Financial instruments

Details of the objectives, policies and strategies pursued by Reed Elsevier in relation to financial instruments are set out on pages 42 and 43 of the Financial Review. The main financial risks faced by Reed Elsevier are liquidity risk, market risk – comprising interest rate risk and foreign exchange risk – and credit risk. Financial instruments are used to finance the Reed Elsevier businesses and to hedge interest rate and foreign exchange risks. Reed Elsevier's businesses do not enter into speculative derivative transactions. Details of financial instruments subject to liquidity, market and credit risks are described below.

Liquidity risk

Reed Elsevier maintains a range of borrowing facilities and debt programmes to fund its requirements, at short notice and at competitive rates. The remaining contractual maturities for borrowings and derivative financial instruments are shown in the table below. The table shows undiscounted principal and interest cash flows and includes contractual gross cash flows to be exchanged as part of cross currency interest rate swaps and forward foreign exchange contracts where there is a legal right of set-off.

		Contractual cash flow						
At 31 December 2009	**Carrying amount £m**	**Within 1 year £m**	**1-2 years £m**	**2-3 years £m**	**3-4 years £m**	**4-5 years £m**	**More than 5 years £m**	**Total £m**
Borrowings								
Fixed rate borrowings	**(3,824)**	**(252)**	**(592)**	**(542)**	**(837)**	**(815)**	**(2,409)**	**(5,447)**
Floating rate borrowings	**(882)**	**(673)**	**(4)**	**(115)**	**(4)**	**(100)**	**(5)**	**(901)**
Derivative financial liabilities								
Interest rate derivatives	**(45)**	**(28)**	**(12)**	**(5)**	**(3)**	**(4)**	**(12)**	**(64)**
Cross currency interest rate swaps	**–**	**(6)**	**(10)**	**(14)**	**(183)**	**(184)**	**–**	**(397)**
Forward foreign exchange contracts	**(57)**	**(907)**	**(378)**	**(165)**	**–**	**–**	**–**	**(1,450)**
Derivative financial assets								
Interest rate derivatives	**3**	**15**	**5**	**–**	**16**	**–**	**–**	**36**
Cross currency interest rate swaps	**54**	**12**	**13**	**15**	**192**	**217**	**–**	**449**
Forward foreign exchange contracts	**14**	**875**	**374**	**166**	**–**	**–**	**–**	**1,415**
Total	**(4,737)**	**(964)**	**(604)**	**(660)**	**(819)**	**(886)**	**(2,426)**	**(6,359)**

		Contractual cash flow						
At 31 December 2008	Carrying amount £m	Within 1 year £m	1-2 years £m	2-3 years £m	3-4 years £m	4-5 years £m	More than 5 years £m	Total £m
Borrowings								
Fixed rate borrowings	(2,265)	(124)	(123)	(504)	(447)	(177)	(1,967)	(3,342)
Floating rate borrowings	(3,877)	(536)	(1,740)	(1,516)	(225)	(1)	(5)	(4,023)
Derivative financial liabilities								
Interest rate derivatives	(89)	(27)	(37)	(20)	(7)	(3)	–	(94)
Cross currency interest rate swaps	–	(13)	(8)	(13)	(14)	(199)	(204)	(451)
Forward foreign exchange contracts	(169)	(909)	(358)	(177)	(45)	–	–	(1,489)
Derivative financial assets								
Interest rate derivatives	1	1	–	–	–	–	–	1
Cross currency interest rate swaps	51	15	13	15	15	211	237	506
Forward foreign exchange contracts	24	837	307	157	42	–	–	1,343
Total	(6,324)	(756)	(1,946)	(2,058)	(681)	(169)	(1,939)	(7,549)

Fixed rate term debt of $1,500m (£955m), €600m (£536m) and £300m and floating rate term debt of €50m (£45m) were issued in the year and used to repay floating rate borrowings maturing within two years. The term debt was issued in four, five, eight and ten year maturities.

Notes to the combined financial statements
for the year ended 31 December 2009

19 Financial instruments continued

The carrying amount of derivative financial liabilities comprises £9m (2008: nil) in relation to fair value hedges, £67m (2008: £240m) in relation to cash flow hedges and £26m (2008: £18m) held for trading. The carrying amount of derivative financial assets comprises £50m (2008: £41m) in relation to fair value hedges, £12m (2008: £8m) in relation to cash flow hedges and £9m (2008: £27m) held for trading. Derivative financial assets and liabilities held for trading comprise interest rate derivatives and forward foreign exchange contracts that were not designated as hedging instruments.

At 31 December 2009, Reed Elsevier had access to a $2,500m committed bank facility maturing in May 2010, which was undrawn, and a $2,000m committed bank facility, forward starting in May 2010 and maturing in May 2012. In January 2010 the $2,500m committed facility maturing in May 2010 was cancelled and the start date of the $2,000m committed facility brought forward to start immediately. This back up facility provides security of funding for $2,000m of short term debt to May 2012.

After taking account of the maturity of committed bank facilities that back short term borrowings at 31 December 2009, and after utilising available cash resources, no borrowings mature within one year (2008: nil), no borrowings mature in the second year (2008: 31%), 19% of borrowings mature in the third year (2008: 33%), 35% in the fourth and fifth years (2008: 12%), 36% in the sixth to tenth years (2008: 16%), and 10% beyond the tenth year (2008: 8%).

Market risk
Reed Elsevier's primary market risks are to interest rate fluctuations and exchange rate movements. Derivatives are used to hedge or reduce the risks of interest rate and exchange rate movements and are not entered into unless such risks exist. Derivatives used by Reed Elsevier for hedging a particular risk are not specialised and are generally available from numerous sources. The impact of market risks on net post employment benefit obligations and taxation is excluded from the following market risk sensitivity analysis.

Interest rate risk
Reed Elsevier's interest rate exposure management policy is aimed at reducing the exposure of the combined businesses to changes in interest rates.

At 31 December 2009, 90% of net borrowings were either fixed rate or had been fixed through the use of interest rate swaps, forward rate agreements and options. A 100 basis point reduction in interest rates would result in an estimated decrease in net finance costs of £4m (2008: £25m), based on the composition of financial instruments including cash, cash equivalents, bank loans and commercial paper borrowings at 31 December 2009. A 100 basis point rise in interest rates would result in an estimated increase in net finance costs of £4m (2008: £25m).

The impact on net equity of a theoretical change in interest rates as at 31 December 2009 is restricted to the change in carrying value of floating rate to fixed rate interest rate derivatives in a designated cash flow hedge relationship and undesignated interest rate derivatives. A 100 basis point reduction in interest rates would result in an estimated reduction in net equity of £14m (2008: £39m) and a 100 basis point increase in interest rates would increase net equity by an estimated £15m (2008: £38m). The impact of a change in interest rates on the carrying value of fixed rate borrowings in a designated fair value hedge relationship would be offset by the change in carrying value of the related interest rate derivative. Fixed rate borrowings not in a designated hedging relationship are carried at amortised cost.

Foreign exchange rate risk
Translation exposures arise on the earnings and net assets of business operations in countries with currencies other than sterling, most particularly in respect of the US businesses. These exposures are hedged, to a significant extent, by a policy of denominating borrowings in currencies where significant translation exposures exist, most notably US dollars (see note 25).

A theoretical weakening of all currencies by 10% against sterling at 31 December 2009 would decrease the carrying value of net assets, excluding net borrowings, by £466m (2008: £551m). This would be offset to a large degree by a decrease in net borrowings of £321m (2008: £495m). A strengthening of all currencies by 10% against sterling at 31 December 2009 would increase the carrying value of net assets, excluding net borrowings, by £581m (2008: £685m) and increase net borrowings by £392m (2008: £605m).

A retranslation of the combined businesses' net profit for the year assuming a 10% weakening of all foreign currencies against sterling but excluding transactional exposures would reduce net profit by £17m (2008: £38m). A 10% strengthening of all foreign currencies against sterling on this basis would increase net profit for the year by £20m (2008: £46m).

Notes to the combined financial statements
for the year ended 31 December 2009

19 Financial instruments continued

Credit risk
Reed Elsevier seeks to limit interest rate and foreign exchange risks described above by the use of financial instruments and as a result has a credit risk from the potential non performance by the counterparties to these financial instruments, which are unsecured. The amount of this credit risk is normally restricted to the amounts of any hedge gain and not the principal amount being hedged. Reed Elsevier also has a credit exposure to counterparties for the full principal amount of cash and cash equivalents. Credit risks are controlled by monitoring the credit quality of these counterparties, principally licensed commercial banks and investment banks with strong long term credit ratings, and the amounts outstanding with each of them.

Reed Elsevier has treasury policies in place which do not allow concentrations of risk with individual counterparties and do not allow significant treasury exposures with counterparties which are rated lower than A by Standard and Poor's, Moody's or Fitch.

Reed Elsevier also has credit risk with respect to trade receivables due from its customers that include national and state governments, academic institutions and large and small enterprises including law firms, book stores and wholesalers. The concentration of credit risk from trade receivables is limited due to the large and broad customer base. Trade receivable exposures are managed locally in the business units where they arise. Where appropriate, business units seek to minimise this exposure by taking payment in advance and through management of credit terms. Allowance is made for bad and doubtful debts based on management's assessment of the risk taking into account the ageing profile, experience and circumstance. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, recorded in the statement of financial position.

Included within trade receivables are the following amounts which are past due but for which no allowance has been made. Past due up to one month £248m (2008: £284m); past due two to three months £66m (2008: £123m); past due four to six months £25m (2008: £35m); and past due greater than six months nil (2008: £11m). Examples of trade receivables which are past due but for which no allowance has been made include those receivables where there is no concern over the credit worthiness of the customer and where the history of dealings with the customer indicate the amount will be settled.

Hedge accounting
The hedging relationships that are designated under IAS39 – Financial Instruments are described below:

Fair value hedges
Reed Elsevier has entered into interest rate swaps and cross currency interest rate swaps to hedge the exposure to changes in the fair value of fixed rate borrowings due to interest rate and foreign currency movements which could affect the income statement.

Interest rate derivatives (including cross currency interest rate swaps) with a principal amount of £1,104m were in place at 31 December 2009 swapping fixed rate term debt issues denominated in sterling, euros and Swiss francs (CHF) to floating rate sterling, euro and US dollar (USD) debt respectively for the whole of their term (2008: £300m swapping fixed rate term debt issues denominated in CHF to floating rate USD debt for the whole of their term).

Notes to the combined financial statements

for the year ended 31 December 2009

19 Financial instruments continued

The gains and losses on the borrowings and related derivatives designated as fair value hedges, which are included in the income statement, for the two years ended 31 December 2009 were as follows:

Gains/(losses) on borrowings and related derivatives	1 January 2008 £m	Fair value movement gain/(loss) £m	De-designated £m	Exchange gain/(loss) £m	**1 January 2009 £m**	**Fair value movement gain/(loss) £m**	**Exchange gain/(loss) £m**	**31 December 2009 £m**
GBP debt	–	–	–	–	**–**	**9**	**–**	**9**
Related interest rate swaps	–	–	–	–	**–**	**(9)**	**–**	**(9)**
	–	–	–	–	**–**	**–**	**–**	**–**
EUR debt	–	–	–	–	**–**	**(2)**	**–**	**(2)**
Related interest rate swaps	–	–	–	–	**–**	**2**	**–**	**2**
	–	–	–	–	**–**	**–**	**–**	**–**
USD debt	(15)	(46)	62	(1)	**–**	**–**	**–**	**–**
Related interest rate swaps	15	46	(62)	1	**–**	**–**	**–**	**–**
	–	–	–	–	**–**	**–**	**–**	**–**
EUR debt	(149)	161	–	(12)	**–**	**–**	**–**	**–**
Related EUR to USD cross currency interest rate swaps	149	(161)	–	12	**–**	**–**	**–**	**–**
	–	–	–	–	**–**	**–**	**–**	**–**
CHF debt	(6)	(25)	–	(10)	**(41)**	**(11)**	**4**	**(48)**
Related CHF to USD cross currency interest rate swaps	6	25	–	10	**41**	**11**	**(4)**	**48**
	–	–	–	–	**–**	**–**	**–**	**–**
Total GBP, USD, EUR and CHF debt	(170)	90	62	(23)	**(41)**	**(4)**	**4**	**(41)**
Total related interest rate derivatives	170	(90)	(62)	23	**41**	**4**	**(4)**	**41**
Net gain	–	–	–	–	**–**	**–**	**–**	**–**

All fair value hedges were highly effective throughout the two years ended 31 December 2009.

Gross borrowings as at 31 December 2009 included £59m (2008: £78m) in relation to fair value adjustments to borrowings previously designated in a fair value hedge relationship which were de-designated in 2008. The related derivatives were closed out on de-designation with a cash inflow of £62m. £11m (2008: £2m) of these fair value adjustments were amortised in the year as a reduction to finance costs.

Cash flow hedges

Reed Elsevier enters into two types of cash flow hedge:

(1) Interest rate derivatives which fix the interest expense on a portion of forecast floating rate debt (including commercial paper, short term bank loans and floating rate term debt).

(2) Foreign exchange derivatives which fix the exchange rate on a portion of future foreign currency subscription revenues forecast by the Elsevier science and medical businesses for up to 50 months.

Movements in the hedge reserve (pre-tax) in 2008 and 2009, including gains and losses on cash flow hedging instruments, were as follows:

	Interest rate hedges £m	**Foreign exchange hedges £m**	**Total hedge reserve pre-tax £m**
Hedge reserve at 1 January 2008: (losses)/gains deferred	(8)	36	28
Losses arising in 2008	(60)	(183)	(243)
Amounts recognised in income statement	6	(25)	(19)
Exchange translation differences	(18)	(4)	(22)
Hedge reserve at 1 January 2009: losses deferred	**(80)**	**(176)**	**(256)**
(Losses)/gains arising in 2009	**(11)**	**64**	**53**
Amounts recognised in income statement	**46**	**58**	**104**
Exchange translation differences	**7**	**3**	**10**
Hedge reserve at 31 December 2009: losses deferred	**(38)**	**(51)**	**(89)**

All cash flow hedges were highly effective throughout the two years ended 31 December 2009.

A tax credit of £24m (2008: £61m credit) in respect of the above gains and losses at 31 December 2009 was also deferred in the hedge reserve.

Notes to the combined financial statements

for the year ended 31 December 2009

19 Financial instruments continued

Of the amounts recognised in the income statement in the year, losses of £58m (2008: gains of £25m) were recognised in revenue, and losses of £46m (2008: £6m) were recognised in finance costs. A tax credit of £20m (2008: charge of £5m) was recognised in relation to these items.

The deferred losses on cash flow hedges at 31 December 2009 are currently expected to be recognised in the income statement in future years as follows:

	Interest rate hedges £m	Foreign exchange hedges £m	Total hedge reserve pre-tax £m
2010	**(19)**	**(33)**	**(52)**
2011	**(11)**	**(16)**	**(27)**
2012	**(6)**	**(1)**	**(7)**
2013	**(2)**	**(1)**	**(3)**
2014	**–**	**–**	**–**
Losses deferred in hedge reserve at end of year	**(38)**	**(51)**	**(89)**

The cash flows for these hedges are expected to occur in line with the recognition of the losses in the income statement, other than in respect of certain forward foreign exchange hedges on subscriptions, where cash flows may be expected to occur in advance of the subscription year.

20 Deferred tax

	2009 £m	2008 £m
Deferred tax assets	**208**	353
Deferred tax liabilities	**(1,272)**	(1,525)
Total	**(1,064)**	(1,172)

Movements in deferred tax liabilities and assets are summarised as follows:

	Deferred tax liabilities				Deferred tax assets				
	Excess of tax allowances over amortisation £m	Acquired intangible assets £m	Pensions assets £m	Other temporary differences £m	Excess of amortisation over tax allowances £m	Tax losses carried forward £m	Pensions liabilities £m	Other temporary differences £m	Total £m
Deferred tax (liability)/asset at 1 January 2008	(125)	(498)	(51)	(21)	8	5	52	76	(554)
(Charge)/credit to profit	(37)	69	(6)	(5)	2	–	(10)	(43)	(30)
Credit to equity	–	–	13	7	–	–	103	33	156
Acquisitions	–	(536)	–	–	–	–	4	63	(469)
Disposals	–	7	–	–	–	–	–	–	7
Exchange translation differences	(57)	(281)	–	(4)	–	1	41	18	(282)
Deferred tax (liability)/asset at 1 January 2009	**(219)**	**(1,239)**	**(44)**	**(23)**	**10**	**6**	**190**	**147**	**(1,172)**
(Charge)/credit to profit	**(20)**	**118**	**(4)**	**4**	**19**	**3**	**(24)**	**(56)**	**40**
Credit/(charge) to equity	**–**	**–**	**17**	**–**	**–**	**–**	**(27)**	**(15)**	**(25)**
Transfers	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**(20)**	**(20)**
Acquisitions	**–**	**(1)**	**–**	**–**	**–**	**–**	**–**	**–**	**(1)**
Exchange translation differences	**23**	**115**	**–**	**1**	**(2)**	**–**	**(17)**	**(6)**	**114**
Deferred tax (liability)/asset at 31 December 2009	**(216)**	**(1,007)**	**(31)**	**(18)**	**27**	**9**	**122**	**50**	**(1,064)**

Notes to the combined financial statements

for the year ended 31 December 2009

21 Inventories and pre-publication costs

	2009 £m	2008 £m
Raw materials	**9**	11
Pre-publication costs	**168**	233
Finished goods	**98**	104
Total	**275**	348

22 Trade and other receivables

	2009 £m	2008 £m
Trade receivables	**1,367**	1,578
Allowance for doubtful debts	**(80)**	(77)
	1,287	1,501
Prepayments and accrued income	**205**	184
Total	**1,492**	1,685

Trade receivables are predominantly non-interest bearing and their carrying amounts approximate to their fair value.

Trade receivables are stated net of allowances for bad and doubtful debts. The movements in the provision during the year were as follows:

	2009 £m	2008 £m
At start of year	**77**	48
Charge for the year	**33**	29
Trade receivables written off	**(24)**	(20)
Acquisitions	**–**	4
Exchange translation differences	**(6)**	16
At end of year	**80**	77

23 Assets and liabilities held for sale

The major classes of assets and liabilities of operations classified as held for sale are as follows:

	2009 £m	2008 £m
Goodwill	**–**	24
Intangible assets	**–**	3
Property, plant and equipment	**–**	7
Trade and other receivables	**5**	15
Total assets held for sale	**5**	49
Trade and other payables	**5**	2
Total liabilities associated with assets held for sale	**5**	2

Assets held for sale as at 31 December 2009 relate to Reed Business Information's US controlled circulation titles. In 2009 assets and associated liabilities held for sale at 31 December 2008 were retained and reclassified accordingly.

Notes to the combined financial statements

for the year ended 31 December 2009

24 Trade and other payables

	2009 £m	2008 £m
Payables and accruals	**1,251**	1,394
Deferred income	**1,220**	1,375
Total	**2,471**	2,769

25 Borrowings

	2009			2008		
	Falling due within 1 year £m	**Falling due in more than 1 year £m**	**Total £m**	Falling due within 1 year £m	Falling due in more than 1 year £m	Total £m
Financial liabilities measured at amortised cost:						
Short term bank loans, overdrafts and commercial paper	**515**	**–**	**515**	446	–	446
Finance leases	**7**	**20**	**27**	2	1	3
Other loans	**156**	**2,247**	**2,403**	–	4,652	4,652
Other loans in fair value hedging relationships	**–**	**1,144**	**1,144**	–	341	341
Other loans previously in fair value hedging relationships	**–**	**617**	**617**	–	700	700
Total	**678**	**4,028**	**4,706**	448	5,694	6,142

The total fair value of financial liabilities measured at amortised cost is £3,262m (2008: £5,201m). The total fair value of other loans in fair value hedging relationships is £1,257m (2008: £325m). The total fair value of other loans previously in fair value hedging relationships is £646m (2008: £773m).

Analysis by year of repayment

	2009				2008			
	Short term bank loans, overdrafts and commercial paper £m	**Other loans £m**	**Finance leases £m**	**Total £m**	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
Within 1 year	**515**	**156**	**7**	**678**	446	–	2	448
Within 1 to 2 years	**–**	**342**	**7**	**349**	–	1,706	1	1,707
Within 2 to 3 years	**–**	**431**	**6**	**437**	–	1,885	–	1,885
Within 3 to 4 years	**–**	**633**	**7**	**640**	–	578	–	578
Within 4 to 5 years	**–**	**779**	**–**	**779**	–	104	–	104
After 5 years	**–**	**1,823**	**–**	**1,823**	–	1,420	–	1,420
	–	**4,008**	**20**	**4,028**	–	5,693	1	5,694
Total	**515**	**4,164**	**27**	**4,706**	446	5,693	3	6,142

Fixed rate term debt of $1,500m (£955m), €600m (£536m) and £300m and floating rate term debt of €50m (£45m) were issued in the period and used to repay floating rate borrowings maturing within two years. The term debt was issued in four, five, eight and ten year maturities. Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2009 by a $2,500m (£1,548m) committed bank facility maturing in May 2010, which was undrawn, with an additional $2,000m (£1,238m) committed bank facility, forward starting in May 2010 and maturing in May 2012. In January 2010 the $2,500m committed bank facility maturing in May 2010 was cancelled and the start date of the $2,000m committed bank facility brought forward to start immediately. This facility provides security of funding for $2,000m of short term debt to May 2012.

Notes to the combined financial statements
for the year ended 31 December 2009

25 Borrowings continued

Analysis by currency

	2009				2008			
	Short term bank loans, overdrafts and commercial paper £m	**Other loans £m**	**Finance leases £m**	**Total £m**	Short term bank loans, overdrafts and commercial paper £m	Other loans £m	Finance leases £m	Total £m
US Dollars	**371**	**2,828**	**27**	**3,226**	10	5,128	3	5,141
£ Sterling	**–**	**691**	**–**	**691**	–	400	–	400
Euro	**117**	**645**	**–**	**762**	375	165	–	540
Other currencies	**27**	**–**	**–**	**27**	61	–	–	61
Total	**515**	**4,164**	**27**	**4,706**	446	5,693	3	6,142

Included in the US dollar amounts for other loans above is £316m (2008: £341m) of debt denominated in Swiss francs (CHF 500m; 2008: CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments, which, as at 31 December 2009, had a fair value of £48m (2008: £41m).

26 Lease arrangements

Finance leases
At 31 December 2009 future finance lease obligations fall due as follows:

	2009 £m	2008 £m
Within one year	**7**	2
In the second to fifth years inclusive	**23**	1
	30	3
Less future finance charges	**(3)**	–
Total	**27**	3
Present value of future finance lease obligations payable:		
Within one year	**7**	2
In the second to fifth years inclusive	**20**	1
Total	**27**	3

The fair value of the lease obligations approximates to their carrying amount.

Operating leases
Reed Elsevier leases various properties, principally offices and warehouses, which have varying terms and renewal rights that are typical to the territory in which they are located.

At 31 December 2009 outstanding commitments under non-cancellable operating leases fall due as follows:

	2009 £m	2008 £m
Within one year	**140**	144
In the second to fifth years inclusive	**354**	426
After five years	**229**	293
Total	**723**	863

Of the above outstanding commitments, £677m (2008: £805m) relate to land and buildings.

Notes to the combined financial statements
for the year ended 31 December 2009

26 Lease arrangements continued

Reed Elsevier has a number of properties that are sub-leased. The future lease receivables contracted with sub-tenants fall as follows:

	2009 £m	2008 £m
Within one year	**17**	21
In the second to fifth years inclusive	**36**	52
After five years	**7**	14
Total	**60**	87

27 Provisions

	2009			2008		
	Property £m	**Restructuring £m**	**Total £m**	Property £m	Restructuring £m	Total £m
At start of year	**45**	**69**	**114**	21	–	21
Charged	**70**	**157**	**227**	22	57	79
Utilised	**(20)**	**(114)**	**(134)**	(9)	–	(9)
Exchange translation differences	**(6)**	**(6)**	**(12)**	11	12	23
At end of year	**89**	**106**	**195**	45	69	114

Property provisions relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. Restructuring provisions relate to costs incurred in connection with the major restructuring programmes announced in February 2008 and 2009, principally in respect of severance and outsourcing migration costs, and the restructuring in anticipation of sale and related closures of Reed Business Information's US controlled circulation titles.

Provisions have been analysed between current and non-current as set out below:

	2009 £m	2008 £m
Current liabilities	**134**	79
Non-current liabilities	**61**	35
Total	**195**	114

28 Contingent liabilities and capital commitments

There are contingent liabilities amounting to £22m (2008: £26m) in respect of property lease guarantees.

29 Combined share capitals

	2009 £m	2008 £m
At start of year	**209**	197
Issue of ordinary shares	**20**	1
Exchange translation differences	**(4)**	11
At end of year	**225**	209

In July 2009, Reed Elsevier PLC placed 109,198,190 new ordinary shares at 405p per share for proceeds, net of issue costs, of £435m and Reed Elsevier NV placed 63,030,989 new ordinary shares at €7.08 per share for net proceeds of €441m. The number of shares issued represented 9.9% of the issued ordinary share capital of the respective parent companies prior to the placings. No share premium was recognised in Reed Elsevier PLC as the company took advantage of section 612 of the Companies Act 2006 regarding merger relief.

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

Disclosures in respect of share capital are given in note 12 to the Reed Elsevier PLC consolidated financial statements and note 13 to the Reed Elsevier NV consolidated financial statements.

Notes to the combined financial statements
for the year ended 31 December 2009

30 Combined share premiums

	2009 £m	2008 £m
At start of year	**2,529**	2,143
Issue of ordinary shares, net of expenses	**395**	53
Exchange translation differences	**(117)**	333
At end of year	**2,807**	2,529

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

31 Combined shares held in treasury

	Shares held by EBT £m	Shares held by parent companies £m	Total £m
At 1 January 2008	186	433	619
Purchase of shares	54	40	94
Settlement of share awards	(8)	–	(8)
Exchange translation differences	–	78	78
At 1 January 2009	**232**	**551**	**783**
Settlement of share awards	**(57)**	**–**	**(57)**
Exchange translation differences	**–**	**(28)**	**(28)**
At 31 December 2009	**175**	**523**	**698**

At 31 December 2009, shares held in treasury related to 15,350,605 (2008: 20,078,899) Reed Elsevier PLC ordinary shares and 8,219,196 (2008: 11,177,422) Reed Elsevier NV ordinary shares held by the Reed Elsevier Group plc Employee Benefit Trust (EBT); and 34,196,298 (2008: 34,196,298) Reed Elsevier PLC ordinary shares and 23,952,791 (2008: 23,952,791) Reed Elsevier NV ordinary shares held by the respective parent companies.

The EBT purchases Reed Elsevier PLC and Reed Elsevier NV shares which, at the trustees' discretion, can be used in respect of the exercise of share options and to meet commitments under conditional share awards.

32 Translation reserve

	2009 £m	2008 £m
At start of year	**(14)**	(145)
Exchange differences on translation of foreign operations	**(122)**	340
Cumulative exchange differences on disposal of foreign operations	**–**	27
Exchange translation differences on capital and reserves	**36**	(236)
At end of year	**(100)**	(14)

Notes to the combined financial statements

for the year ended 31 December 2009

33 Other combined reserves

	Hedge reserve 2009 £m	Other reserves 2009 £m	Total 2009 £m	Total 2008 £m
At start of year	**(195)**	**(793)**	**(988)**	1,389
Profit attributable to parent companies' shareholders	**–**	**391**	**391**	476
Dividends declared	**–**	**(457)**	**(457)**	(2,404)
Issue of ordinary shares, net of expenses	**–**	**419**	**419**	–
Actuarial gains/(losses) on defined benefit pension schemes	**–**	**6**	**6**	(347)
Fair value movements on available for sale investments	**–**	**–**	**–**	(9)
Cumulative fair value movements on disposals of available for sale investments	**–**	**1**	**1**	–
Fair value movements on cash flow hedges	**53**	**–**	**53**	(243)
Tax recognised directly in equity	**(15)**	**(10)**	**(25)**	156
Increase in share based remuneration reserve	**–**	**17**	**17**	46
Settlement of share awards	**–**	**(60)**	**(60)**	(8)
Transfer from hedge reserve to net profit (net of tax)	**84**	**–**	**84**	(14)
Exchange translation differences	**8**	**49**	**57**	(30)
At end of year	**(65)**	**(437)**	**(502)**	(988)

Other reserves principally comprise retained earnings, the share based remuneration reserve and available for sale investment reserve.

34 Related party transactions

Transactions between the Reed Elsevier combined businesses have been eliminated within the combined financial statements. Transactions with joint ventures were made on normal market terms of trading and comprise sales of goods and services of £2m (2008: £4m). As at 31 December 2009, amounts owed by joint ventures were £4m (2008: £3m). Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC and Reed Elsevier NV. Transactions with key management personnel are set out below.

	2009 £m	2008 £m
Salaries and other short term employee benefits	**6**	7
Post employment benefits	**1**	1
Termination benefits	**1**	–
Share based remuneration	**1**	10
Total	**9**	18

Post employment benefits represent the service cost under IAS19 – Employee Benefits in relation to defined benefit schemes, together with any contributions made to defined contribution schemes. Share based remuneration is the amount charged in respect of executive directors under IFRS2 – Share Based Payment.

35 Exchange rates

The following exchange rates have been applied in preparing the combined financial statements:

	Income statement		Statement of financial position	
	2009	2008	**2009**	2008
Euro to sterling	**1.12**	1.26	**1.12**	1.03
US dollars to sterling	**1.57**	1.85	**1.62**	1.45

36 Approval of financial statements

The combined financial statements were approved and authorised for issue by the boards of directors of Reed Elsevier PLC and Reed Elsevier NV on 17 February 2010.

Independent auditors' report

to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV

Report on the combined financial statements

We have audited the combined financial statements of Reed Elsevier PLC (registered in England and Wales), Reed Elsevier NV (registered in Amsterdam), Reed Elsevier Group plc (registered in England and Wales), Elsevier Reed Finance BV (registered in Amsterdam) and their respective subsidiaries, associates and joint ventures (together "the combined businesses"), for the year ended 31 December 2009 ("the combined financial statements"), which comprise the combined income statement, the combined statement of comprehensive income, the combined statement of cash flows, the combined statement of financial position, the combined statement of changes in equity, the accounting policies and the related notes 1 to 36.

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements ("the Remuneration Report") that are described as having been audited. The separate audit reports on the consolidated financial statements of Reed Elsevier PLC and Reed Elsevier NV, which have been audited under locally adopted standards and which include the other opinions required by local laws and regulations, appear on pages 156 and 178.

Our audit work has been undertaken so that we might state to the members of Reed Elsevier PLC and shareholders of Reed Elsevier NV those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, and the members of Reed Elsevier PLC as a body and the shareholders of Reed Elsevier NV as a body, for our audit work, for this report, or for the opinions we have formed.

Responsibilities of directors

As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for preparation of the annual report and the combined financial statements in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") and for being satisfied that they give a true and fair view and for such internal control as it is determined necessary to enable the proportion of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibilities

Our responsibility is to audit the combined financial statements in accordance with International Standards on Auditing (UK and Ireland) as issued by the United Kingdom Auditing Practices Board, and Dutch law and to express an opinion on the combined financial statements based on the audit. Those standards require us to comply with our respective professions' ethical requirements, including the APB's Ethical Standards for Auditors and plan to perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

Scope of the audit of the combined financial statements

An audit involves obtaining evidence about the amounts and disclosures in the combined financial statements sufficient to give reasonable assurance that the combined financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the combined businesses' circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the combined financial statements.

The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. This includes an assessment of: whether the accounting policies are appropriate to the combined businesses' circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the combined financial statements

In our opinion the combined financial statements:

> give a true and fair view of the financial position of the combined businesses' affairs as at 31 December 2009 and of its profit and cash flow for the year then ended; and

> have been properly prepared in accordance with IFRSs as adopted by the European Union.

Douglas King (Senior statutory auditor)
For and on behalf of
Deloitte LLP
Chartered Accountants
and Statutory Auditors
London, United Kingdom
17 February 2010

J P M Hopmans
Deloitte Accountants B.V.
Amsterdam
The Netherlands
17 February 2010

Summary combined financial information in euros

Introduction

The Reed Elsevier combined financial statements are presented in pounds sterling. This summary financial information presents the primary combined financial statements and selected notes in euros using the exchange rates provided in note 35 to the combined financial statements, except for significant transactions which are translated at the relevant spot rate. The full Reed Elsevier combined financial statements presented in euros are available on the Reed Elsevier website, www.reedelsevier.com.

Combined income statement

For the year ended 31 December	Note	**2009 €m**	2008 €m
Revenue – continuing operations	1	**6,800**	6,721
Cost of sales		**(2,523)**	(2,414)
Gross profit		**4,277**	4,307
Selling and distribution costs		**(1,246)**	(1,327)
Administration and other expenses		**(2,167)**	(1,868)
Operating profit before joint ventures		**864**	1,112
Share of results of joint ventures		**17**	23
Operating profit – continuing operations		**881**	1,135
Finance income		**8**	42
Finance costs		**(334)**	(284)
Net finance costs		**(326)**	(242)
Disposals and other non operating items		**(68)**	(116)
Profit before tax – continuing operations		**487**	777
Taxation		**(45)**	(195)
Net profit from continuing operations		**442**	582
Net profit from discontinued operations	2	**–**	10
Net profit for the year		**442**	592
Attributable to:			
Parent companies' shareholders		**438**	587
Non-controlling interests		**4**	5
Net profit for the year		**442**	592

Combined statement of comprehensive income

For the year ended 31 December	**2009 €m**	2008 €m
Net profit for the year	**442**	592
Exchange differences on translation of foreign operations	**(50)**	59
Cumulative exchange differences on disposal of foreign operations	**–**	54
Actuarial gains/(losses) on defined benefit pension schemes	**7**	(437)
Fair value movements on available for sale investments	**–**	(11)
Cumulative fair value movements on disposal of available for sale investments	**1**	–
Fair value movements on cash flow hedges	**59**	(306)
Transfer to net profit from hedge reserve (net of tax)	**94**	(18)
Tax recognised directly in equity	**(28)**	196
Other comprehensive income/(expense) for the year	**83**	(463)
Total comprehensive income for the year	**525**	129
Attributable to:		
Parent companies' shareholders	**521**	124
Non-controlling interests	**4**	5
Total recognised income for the year	**525**	129

Combined statement of cash flows

For the year ended 31 December	Note	2009 €m	2008 €m
Cash flows from operating activities – continuing operations			
Cash generated from operations	5	**1,796**	1,830
Interest paid		**(338)**	(280)
Interest received		**10**	54
Tax paid		**(134)**	(271)
Net cash from operating activities		**1,334**	1,333
Cash flows from investing activities – continuing operations			
Acquisitions	5	**(106)**	(2,747)
Purchases of property, plant and equipment		**(87)**	(72)
Expenditure on internally developed intangible assets		**(184)**	(145)
Purchase of investments		**(3)**	(5)
Proceeds from disposals of property, plant and equipment		**4**	6
(Net costs)/proceeds from other disposals		**(2)**	10
Dividends received from joint ventures		**26**	29
Net cash used in investing activities		**(352)**	(2,924)
Cash flows from financing activities – continuing operations			
Dividends paid to shareholders of the parent companies		**(512)**	(3,183)
Distributions to non-controlling interests		**(3)**	–
Increase/(decrease) in short term bank loans, overdrafts and commercial paper		**120**	(513)
Issuance of other loans		**2,024**	3,017
Repayment of other loans		**(3,206)**	(520)
Repayment of finance leases		**(2)**	(71)
Redemption of debt related derivative financial instrument		**–**	78
Proceeds on issue of ordinary shares		**934**	68
Purchase of treasury shares		**–**	(118)
Net cash used in financing activities		**(645)**	(1,242)
Net cash used in discontinued operations	2	**–**	(33)
Increase/(decrease) in cash and cash equivalents	5	**337**	(2,866)
Movement in cash and cash equivalents			
At start of year		**386**	3,355
Increase/(decrease) in cash and cash equivalents		**337**	(2,866)
Exchange translation differences		**99**	(103)
At end of year		**822**	386

Combined statement of financial position

As at 31 December	Note	2009 €m	2008 €m
Non-current assets			
Goodwill		**4,860**	5,048
Intangible assets		**4,068**	4,536
Investments in joint ventures		**151**	149
Other investments		**46**	51
Property, plant and equipment		**327**	339
Net pension assets	3	**123**	157
Deferred tax assets		**233**	363
		9,808	10,643
Current assets			
Inventories and pre-publication costs		**308**	358
Trade and other receivables		**1,671**	1,736
Derivative financial instruments		**79**	78
Cash and cash equivalents	5	**822**	386
		2,880	2,558
Assets held for sale		**6**	50
Total assets		**12,694**	13,251
Current liabilities			
Trade and other payables		**2,768**	2,852
Derivative financial instruments		**114**	266
Borrowings	6	**759**	461
Taxation		**536**	571
Provisions	7	**150**	81
		4,327	4,231
Non-current liabilities			
Borrowings	6	**4,511**	5,865
Deferred tax liabilities		**1,425**	1,570
Net pension obligations	3	**386**	537
Provisions	7	**69**	36
		6,391	8,008
Liabilities associated with assets held for sale		**6**	2
Total liabilities		**10,724**	12,241
Net assets		**1,970**	1,010
Capital and reserves			
Combined share capitals	8	**252**	215
Combined share premiums	9	**3,144**	2,605
Combined shares held in treasury	10	**(782)**	(806)
Translation reserve		**79**	174
Other combined reserves	11	**(753)**	(1,207)
Combined shareholders' equity		**1,940**	981
Non-controlling interests		**30**	29
Total equity		**1,970**	1,010

Combined statement of changes in equity

	Combined share capitals €m	**Combined share premiums €m**	**Combined shares held in treasury €m**	**Translation reserve €m**	**Other combined reserves €m**	**Combined shareholders' equity €m**	**Non-controlling interests €m**	**Total equity €m**
Balance at 1 January 2009	**215**	**2,605**	**(806)**	**174**	**(1,207)**	**981**	**29**	**1,010**
Total comprehensive income for the year	**–**	**–**	**–**	**(50)**	**571**	**521**	**4**	**525**
Dividends declared	**–**	**–**	**–**	**–**	**(512)**	**(512)**	**(3)**	**(515)**
Issue of ordinary shares, net of expenses	**22**	**442**	**–**	**–**	**470**	**934**	**–**	**934**
Increase in share based remuneration reserve	**–**	**–**	**–**	**–**	**19**	**19**	**–**	**19**
Settlement of share awards	**–**	**–**	**64**	**–**	**(67)**	**(3)**	**–**	**(3)**
Exchange differences on translation of capital and reserves	**15**	**97**	**(40)**	**(45)**	**(27)**	**–**	**–**	**–**
Balance at 31 December 2009	**252**	**3,144**	**(782)**	**79**	**(753)**	**1,940**	**30**	**1,970**

	Combined share capitals €m	Combined share premiums €m	Combined shares held in treasury €m	Translation reserve €m	Other combined reserves €m	Combined shareholders' equity €m	Non-controlling interests €m	Total equity €m
Balance at 1 January 2008	268	2,914	(842)	(170)	1,862	4,032	15	4,047
Total comprehensive income for the year	–	–	–	113	11	124	5	129
Dividends declared	–	–	–	–	(3,183)	(3,183)	–	(3,183)
Issue of ordinary shares, net of expenses	1	67	–	–	–	68	–	68
Increase in shares held in treasury	–	–	(118)	–	–	(118)	–	(118)
Increase in share based remuneration reserve	–	–	–	–	58	58	–	58
Settlement of share awards	–	–	10	–	(10)	–	–	–
Acquisitions	–	–	–	–	–	–	14	14
Exchange differences on translation of capital and reserves	(54)	(376)	144	231	55	–	(5)	(5)
Balance at 31 December 2008	215	2,605	(806)	174	(1,207)	981	29	1,010

Notes to the summary combined financial information in euros

1 Segment analysis

	Revenue		Operating profit		Adjusted operating profit	
	2009 €m	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m
Business segment						
Elsevier	**2,223**	2,142	**631**	558	**776**	716
LexisNexis	**2,864**	2,444	**377**	367	**745**	646
Reed Exhibitions	**715**	891	**88**	155	**170**	230
Reed Business Information	**998**	1,244	**(183)**	69	**99**	159
Sub-total	**6,800**	6,721	**913**	1,149	**1,790**	1,751
Corporate costs	**–**	–	**(39)**	(63)	**(39)**	(63)
Unallocated net pension credit	**–**	–	**7**	49	**7**	49
Total	**6,800**	6,721	**881**	1,135	**1,758**	1,737
Geographical origin						
North America	**3,615**	3,206	**282**	421	**870**	779
United Kingdom	**1,005**	1,140	**205**	231	**288**	301
The Netherlands	**742**	748	**244**	226	**272**	259
Rest of Europe	**953**	1,125	**106**	189	**237**	299
Rest of world	**485**	502	**44**	68	**91**	99
Total	**6,800**	6,721	**881**	1,135	**1,758**	1,737

Revenue is analysed before the €132m (2008: €131m) share of joint ventures' revenue, of which €28m (2008: €29m) relates to LexisNexis, principally to Giuffrè, €101m (2008: €101m) relates to Reed Exhibitions, principally to exhibition joint ventures, and €3m (2008: €1m) relates to Reed Business Information.

Share of post-tax results of joint ventures of €17m (2008: €23m) included in operating profit comprises €5m (2008: €5m) relating to LexisNexis, €11m (2008: €18m) relating to Reed Exhibitions and €1m (2008: nil) relating to Reed Business Information. The unallocated net pension credit of €7m (2008: €49m) comprises the expected return on pension scheme assets of €212m (2008: €276m) less interest on pension scheme liabilities of €205m (2008: €227m).

Analysis of revenue by geographical market	**2009 €m**	2008 €m
North America	**3,707**	3,306
United Kingdom	**575**	731
The Netherlands	**272**	295
Rest of Europe	**1,268**	1,431
Rest of world	**978**	958
Total	**6,800**	6,721

Analysis of revenue by type	**2009 €m**	2008 €m
Subscriptions	**3,037**	3,000
Circulation/transactions	**1,913**	1,439
Advertising	**655**	929
Exhibitions	**701**	884
Other	**494**	469
Total	**6,800**	6,721

Notes to the summary combined financial information in euros

1 Segment analysis continued

	Expenditure on acquired goodwill and intangible assets		Capital expenditure additions		Amortisation and impairment of acquired intangible assets and goodwill		Depreciation and other amortisation	
	2009 €m	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m	**2009 €m**	2008 €m
Business segment								
Elsevier	**5**	39	**81**	68	**87**	96	**82**	64
LexisNexis	**8**	3,440	**156**	93	**259**	172	**111**	86
Reed Exhibitions	**13**	73	**12**	14	**70**	58	**8**	8
Reed Business Information	**–**	81	**20**	33	**194**	39	**32**	32
Sub-total	**26**	3,633	**269**	208	**610**	365	**233**	190
Corporate	**–**	–	**19**	9	**–**	–	**17**	21
Total	**26**	3,633	**288**	217	**610**	365	**250**	211

Capital expenditure comprises additions to property, plant and equipment and internally developed intangible assets. Amortisation and impairment of acquired intangible assets and goodwill includes amounts in respect of joint ventures of €13m (2008: €4m) in Reed Exhibitions. Other than the depreciation, amortisation and impairment above, non cash items include €19m (2008: €58m) relating to the recognition of share based remuneration and comprise €5m (2008: €9m) in Elsevier, €8m (2008: €10m) in LexisNexis, €2m (2008: €4m) in Reed Exhibitions, €2m (2008: €7m) in Reed Business Information and €2m (2008: €28m) in Corporate.

	Total assets	
	2009 €m	2008 €m
Business segment		
Elsevier	**3,265**	3,362
LexisNexis	**6,576**	6,960
Reed Exhibitions	**815**	888
Reed Business Information	**613**	890
Sub-total	**11,269**	12,100
Taxation	**233**	363
Cash	**822**	386
Net pension assets	**123**	157
Assets held for sale	**6**	50
Other assets	**241**	195
Total	**12,694**	13,251
Geographical location		
North America	**8,478**	9,396
United Kingdom	**1,304**	996
The Netherlands	**769**	764
Rest of Europe	**1,685**	1,679
Rest of world	**458**	416
Total	**12,694**	13,251

Investments in joint ventures of €151m (2008: €149m) included in segment assets above comprise €42m (2008: €43m) relating to LexisNexis, €103m (2008: €102m) relating to Reed Exhibitions and €6m (2008: €4m) relating to Reed Business Information.

Notes to the summary combined financial information in euros

2 Discontinued operations

Discontinued operations comprise the results of the Education division, the disposal of which completed in January 2008 with the sale of the educational assessment business. The disposal of the US K-12 Schools Education and International businesses had completed in 2007.

Net profit from discontinued operations	2009 €m	2008 €m
Revenue	–	15
Operating costs	–	(15)
Operating profit and profit before tax	–	–
Taxation	–	–
Profit after taxation	–	–
Gain on disposals	–	72
Tax on disposals	–	(62)
Net profit from discontinued operations	**–**	10

Cash flows from discontinued operations	2009 €m	2008 €m
Net cash flow from operating activities	–	3
Net cash flow used in investing activities	–	(36)
Net cash flow from financing activities	–	–
Net movement in cash and cash equivalents	**–**	(33)

Net cash flow from investing activities in 2008 includes cash proceeds, net of expenses, on the completed disposals of €367m and taxes paid on completed disposals of €403m.

Notes to the summary combined financial information in euros

3 Pension schemes

The pension expense recognised within the income statement comprises:

	2009 €m	2008 €m
Service cost (including curtailment credits of €48m (2008: nil))	**27**	94
Interest on pension scheme liabilities	**205**	227
Expected return on scheme assets	**(212)**	(276)
Net defined benefit pension expense	**20**	45
Defined contribution pension expense	**27**	29
Total pension expense	**47**	74

The amount recognised in the statement of financial position in respect of defined benefit pension schemes at the start and end of the year and the movements during the year were as follows:

	2009			2008		
	Defined benefit obligations €m	**Fair value of scheme assets €m**	**Net pension obligations €m**	Defined benefit obligations €m	Fair value of scheme assets €m	Net pension obligations €m
At start of year	**(3,143)**	**2,763**	**(380)**	(4,036)	4,104	68
Service cost	**(27)**	**–**	**(27)**	(94)	–	(94)
Interest on pension scheme liabilities	**(205)**	**–**	**(205)**	(227)	–	(227)
Expected return on scheme assets	**–**	**212**	**212**	–	276	276
Actuarial (loss)/gain	**(330)**	**337**	**7**	527	(964)	(437)
Contributions by employer	**–**	**113**	**113**	–	100	100
Contributions by employees	**(13)**	**13**	**–**	(16)	16	–
Benefits paid	**150**	**(150)**	**–**	150	(150)	–
Acquisitions	**–**	**–**	**–**	(11)	–	(11)
Curtailment on disposal of operations	**–**	**–**	**–**	4	–	4
Exchange translation differences	**(130)**	**147**	**17**	560	(619)	(59)
At end of year	**(3,698)**	**3,435**	**(263)**	(3,143)	2,763	(380)

The net pension obligations of €263m (2008: €380m) at 31 December 2009 comprise schemes in deficit with net pension obligations of €386m (2008: €537m) and schemes in surplus with net pension assets of €123m (2008: €157m).

Notes to the summary combined financial information in euros

4 Adjusted figures

Reed Elsevier uses adjusted figures as additional performance measures. Adjusted figures are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, acquisition related finance costs, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profit is also grossed up to exclude the equity share of taxes in joint ventures. Exceptional restructuring costs relate to the major restructuring programmes announced in February 2008 and 2009. Acquisition related costs relate to acquisition integration and fees incurred in acquisition financing.

Adjusted operating cash flow is measured after net capital expenditure and dividends from joint ventures but before payments in relation to exceptional restructuring and acquisition related costs.

Continuing operations	**2009 €m**	2008 €m
Operating profit – continuing operations	**881**	1,135
Adjustments:		
Amortisation of acquired intangible assets	**412**	354
Impairment of acquired intangible assets and goodwill	**198**	11
Exceptional restructuring costs	**204**	192
Acquisition related costs	**54**	34
Reclassification of tax in joint ventures	**9**	11
Adjusted operating profit from continuing operations	**1,758**	1,737

Notes to the summary combined financial information in euros

4 Adjusted figures continued

	2009 €m	2008 €m
Profit before tax – continuing operations	**487**	777
Adjustments:		
Amortisation of acquired intangible assets	**412**	354
Impairment of acquired intangible assets and goodwill	**198**	11
Exceptional restructuring costs	**204**	192
Acquisition related costs	**54**	57
Reclassification of tax in joint ventures	**9**	11
Disposals and other non operating items	**68**	116
Adjusted profit before tax from continuing operations	**1,432**	1,518

	2009 €m	2008 €m
Profit attributable to parent companies' shareholders	**438**	587
Net profit from discontinued operations	**–**	(10)
Profit attributable to parent companies' shareholders – continuing operations	**438**	577
Adjustments (post tax):		
Amortisation of acquired intangible assets	**460**	401
Impairment of acquired intangible assets and goodwill	**152**	11
Exceptional restructuring costs	**149**	140
Acquisition related costs	**37**	39
Disposals and other non operating items	**(25)**	77
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	**(112)**	(86)
Adjusted profit attributable to parent companies' shareholders from continuing operations	**1,099**	1,159

	2009 €m	2008 €m
Cash generated from operations	**1,796**	1,830
Dividends received from joint ventures	**26**	29
Purchases of property, plant and equipment	**(87)**	(72)
Proceeds from disposals of property, plant and equipment	**4**	6
Expenditure on internally developed intangible assets	**(184)**	(145)
Payments in relation to exceptional restructuring costs	**139**	91
Payments in relation to acquisition related costs	**51**	34
Adjusted operating cash flow from continuing operations	**1,745**	1,773

	2009 €m	2008 €m
Total operations		
Profit attributable to parent companies' shareholders – total operations	**438**	587
Adjustments (post tax):		
Amortisation of acquired intangible assets	**460**	401
Impairment of acquired intangible assets and goodwill	**152**	11
Exceptional restructuring costs	**149**	140
Acquisition related costs	**37**	39
Disposals and other non operating items	**(25)**	67
Deferred tax credits on acquired intangible assets not expected to crystallise in the near term	**(112)**	(86)
Adjusted profit attributable to parent companies' shareholders from total operations	**1,099**	1,159

Notes to the summary combined financial information in euros

5 Statement of cash flows

Reconciliation of operating profit before joint ventures to cash generated from operations – continuing operations	2009 €m	2008 €m
Operating profit before joint ventures	**864**	1,112
Amortisation and impairment of acquired intangible assets and goodwill	**597**	361
Amortisation of internally developed intangible assets	**156**	111
Depreciation of property, plant and equipment	**94**	100
Share based remuneration	**19**	58
Total non cash items	**866**	630
Decrease in inventories and pre-publication costs	**53**	5
Decrease/(increase) in receivables	**125**	(133)
(Decrease)/increase in payables	**(112)**	216
Decrease in working capital	**66**	88
Cash generated from operations	**1,796**	1,830

Cash flow on acquisitions – continuing operations	2009 €m	2008 €m
Purchase of businesses	**(10)**	(2,685)
Payment of ChoicePoint change of control and other non operating payables assumed	**(63)**	(24)
Deferred payments relating to prior year acquisitions	**(33)**	(38)
Total	**(106)**	(2,747)

Reconciliation of net borrowings	Cash & cash equivalents €m	Borrowings €m	Related derivative financial instruments €m	2009 €m	2008 €m
At start of year	**386**	**(6,326)**	**42**	**(5,898)**	(669)
Increase/(decrease) in cash and cash equivalents	**337**	**–**	**–**	**337**	(2,866)
Net movement in short term bank loans, overdrafts and commercial paper	**–**	**(120)**	**–**	**(120)**	513
Issuance of other loans	**–**	**(2,024)**	**–**	**(2,024)**	(3,017)
Repayment of other loans	**–**	**3,206**	**–**	**3,206**	520
Repayment of finance leases	**–**	**2**	**–**	**2**	71
Redemption of debt related derivative financial instrument	**–**	**–**	**–**	**–**	(78)
Change in net borrowings resulting from cash flows	**337**	**1,064**	**–**	**1,401**	(4,857)
Borrowings in acquired businesses	**–**	**–**	**–**	**–**	(279)
Inception of finance leases	**–**	**(29)**	**–**	**(29)**	(1)
Fair value adjustments to borrowings and related derivatives	**–**	**8**	**4**	**12**	3
Exchange translation differences	**99**	**13**	**–**	**112**	(95)
At end of year	**822**	**(5,270)**	**46**	**(4,402)**	(5,898)

Net borrowings comprise cash and cash equivalents, loan capital, finance leases, promissory notes, bank and other loans, and those derivative financial instruments that are used to hedge the fair value of fixed rate borrowings.

Cash and cash equivalents include €6m (2008: €57m) held in trust to satisfy liabilities in respect of change of control obligations related to the acquisition of ChoicePoint.

Notes to the summary combined financial information in euros

6 Borrowings

	2009			2008		
	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m	Falling due within 1 year €m	Falling due in more than 1 year €m	Total €m
Financial liabilities measured at amortised cost:						
Short term bank loans, overdrafts and commercial paper	577	–	577	459	–	459
Finance leases	8	22	30	2	1	3
Other loans	174	2,517	2,691	–	4,792	4,792
Other loans in fair value hedging relationships	–	1,281	1,281	–	351	351
Other loans previously in fair value hedging relationships	–	691	691	–	721	721
Total	759	4,511	5,270	461	5,865	6,326

The total fair value of financial liabilities measured at amortised cost is €3,653m (2008: €5,357m). The total fair value of other loans in fair value hedging relationships is €1,408m (2008: €335m). The total fair value of other loans previously in fair value hedging relationships is €724m (2008: €796m).

Analysis by year of repayment

	2009				2008			
	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
Within 1 year	577	174	8	759	459	–	2	461
Within 1 to 2 years	–	383	7	390	–	1,757	1	1,758
Within 2 to 3 years	–	483	7	490	–	1,942	–	1,942
Within 3 to 4 years	–	709	8	717	–	595	–	595
Within 4 to 5 years	–	872	–	872	–	107	–	107
After 5 years	–	2,042	–	2,042	–	1,463	–	1,463
	–	4,489	22	4,511	–	5,864	1	5,865
Total	577	4,663	30	5,270	459	5,864	3	6,326

Fixed rate term debt of $1,500m (€1,079m), €600m and £300m (€336m) and floating rate term debt of €50m were issued in the period and used to repay floating rate borrowings maturing within two years. The term debt was issued in four, five, eight and ten year maturities. Short term bank loans, overdrafts and commercial paper were backed up at 31 December 2009 by a $2,500m (€1,734m) committed bank facility maturing in May 2010, which was undrawn, with an additional $2,000m (€1,387m) committed bank facility, forward starting in May 2010 and maturing in May 2012. In January 2010 the $2,500m committed bank facility maturing in May 2010 was cancelled and the start date of the $2,000m committed bank facility brought forward to start immediately. This facility provides security of funding for $2,000m of short term debt to May 2012.

Analysis by currency

	2009				2008			
	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m	Short term bank loans, overdrafts and commercial paper €m	Other loans €m	Finance leases €m	Total €m
US Dollars	416	3,167	30	3,613	10	5,282	3	5,295
£ Sterling	–	774	–	774	–	412	–	412
Euro	131	722	–	853	386	170	–	556
Other currencies	30	–	–	30	63	–	–	63
Total	577	4,663	30	5,270	459	5,864	3	6,326

Included in the US dollar amounts for other loans above is €354m (2008: €351m) of debt denominated in Swiss francs (CHF 500m; 2008: CHF 500m) that was swapped into US dollars on issuance and against which there are related derivative financial instruments which, as at 31 December 2009, had a fair value of €53m (2008: €42m).

Notes to the summary combined financial information in euros

7 Provisions

	2009			2008		
	Property €m	**Restructuring €m**	**Total €m**	Property €m	Restructuring €m	Total €m
At start of year	**46**	**71**	**117**	28	–	28
Charged	**78**	**176**	**254**	28	72	100
Utilised	**(22)**	**(128)**	**(150)**	(11)	–	(11)
Exchange translation differences	**(3)**	**1**	**(2)**	1	(1)	–
At end of year	**99**	**120**	**219**	46	71	117

Property provisions relate to estimated sub-lease shortfalls and guarantees given in respect of certain property leases for various periods up to 2024. Restructuring provisions relate to costs incurred in connection with the major restructuring programmes announced in February 2008 and 2009, principally in respect of severance and outsourcing migration costs, and the restructuring in anticipation of sale and related closures of Reed Business Information's US controlled circulation titles.

Provisions have been analysed between current and non-current as set out below:

	2009 €m	2008 €m
Current liabilities	**150**	81
Non-current liabilities	**69**	36
Total	**219**	117

8 Combined share capitals

	2009 €m	2008 €m
At start of year	**215**	268
Issue of ordinary shares	**22**	1
Exchange translation differences	**15**	(54)
At end of year	**252**	215

In July 2009, Reed Elsevier PLC placed 109,198,190 new ordinary shares at 405p per share for proceeds, net of issue costs, of £435m and Reed Elsevier NV issued 63,030,989 new ordinary shares at €7.08 per share for net proceeds of €441m. The number of shares issued represented 9.9% of the issued ordinary share capital of the respective parent companies prior to the placings. No share premium was recognised in Reed Elsevier PLC as the company took advantage of section 612 of the Companies Act 2006 regarding merger relief.

Combined share capitals exclude the shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

9 Combined share premiums

	2009 €m	2008 €m
At start of year	**2,605**	2,914
Issue of ordinary shares, net of expenses	**442**	67
Exchange translation differences	**97**	(376)
At end of year	**3,144**	2,605

Combined share premiums exclude the share premium in respect of shares of Reed Elsevier NV held by a subsidiary of Reed Elsevier PLC.

Notes to the summary combined financial information in euros

10 Combined shares held in treasury

	Shares held by EBT €m	Shares held by parent companies €m	Total €m
At 1 January 2008	253	589	842
Purchase of shares	68	50	118
Settlement of share awards	(10)	–	(10)
Exchange translation differences	(72)	(72)	(144)
At 1 January 2009	**239**	**567**	**806**
Settlement of share awards	**(64)**	**–**	**(64)**
Exchange translation differences	**21**	**19**	**40**
At 31 December 2009	**196**	**586**	**782**

11 Other combined reserves

	Hedge reserve 2009 €m	Other reserves 2009 €m	Total 2009 €m	Total 2008 €m
At start of year	**(201)**	**(1,006)**	**(1,207)**	1,862
Profit attributable to parent companies' shareholders	**–**	**438**	**438**	587
Dividends declared	**–**	**(512)**	**(512)**	(3,183)
Issue of ordinary shares, net of expenses	**–**	**470**	**470**	–
Actuarial gains/(losses) on defined benefit pension schemes	**–**	**7**	**7**	(437)
Fair value movements on available for sale investments	**–**	**–**	**–**	(11)
Cumulative fair value movements on disposal of available for sale investments	**–**	**1**	**1**	–
Fair value movements on cash hedges	**59**	**–**	**59**	(306)
Tax recognised directly in equity	**(17)**	**(11)**	**(28)**	196
Increase in share based remuneration reserve	**–**	**19**	**19**	58
Settlement of share awards	**–**	**(67)**	**(67)**	(10)
Transfer from hedge reserve to net profit (net of tax)	**94**	**–**	**94**	(18)
Exchange translation differences	**(8)**	**(19)**	**(27)**	55
At end of year	**(73)**	**(680)**	**(753)**	(1,207)

12 Exchange rates

	Income statement		Statement of financial position	
	2009 €m	2008 €m	**2009 €m**	2008 €m
Sterling to euro	**0.89**	0.80	**0.89**	0.97
US dollars to euro	**1.40**	1.47	**1.44**	1.41

Reed Elsevier PLC annual report and financial statements

Company number: 77536

Directors' report

The directors present their report, together with the financial statements of the group and company, for the year ended 31 December 2009.

As a consequence of the merger of the company's businesses with those of Reed Elsevier NV in 1993, described on page 56, the shareholders of Reed Elsevier PLC and Reed Elsevier NV can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier PLC and Reed Elsevier NV ("the combined businesses" or "Reed Elsevier"). This directors' report and the financial statements of the group and company should be read in conjunction with the combined financial statements and other reports set out on pages 4 to 122. A review of the Reed Elsevier combined businesses and their performance in the year is set out on pages 10 to 46, a summary of the principal risks facing Reed Elsevier is set out on pages 47 and 48, and a summary report on Corporate Responsibility is set out on pages 52 to 55.

Principal activities

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and 39% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier NV. Reed Elsevier PLC also has an indirect equity interest in Reed Elsevier NV. Reed Elsevier PLC and Reed Elsevier NV have retained their separate legal identities and are publicly held companies. Reed Elsevier PLC's securities are listed in London and New York and Reed Elsevier NV's securities are listed in Amsterdam and New York.

Financial statement presentation

The consolidated financial statements of Reed Elsevier PLC include the 52.9% economic interest that shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. Because of the tax credit, Reed Elsevier PLC normally requires proportionately less cash to fund its net dividend than Reed Elsevier NV does to fund its gross dividend. An adjustment is therefore required in the consolidated income statement of Reed Elsevier PLC to share this tax benefit between the two sets of shareholders in accordance with the equalisation agreement. The equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and it reduced the consolidated attributable earnings by £12m (2008: £11m), being 47.1% of the total amount of the tax credit.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures used by management. These exclude the tax credit equalisation adjustment and, in relation to the results of joint ventures, the company's share of amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities not expected to crystallise in the near term.

Consolidated income statement

Reed Elsevier PLC's shareholders' 52.9% share of the adjusted profit before tax of the continuing operations of the Reed Elsevier combined businesses was £677m, up from £637m in 2008 reflecting Reed Elsevier's flat adjusted operating profit performance and currency translation benefits, partly offset by a higher net interest expense. Reported profit before tax, including the Reed Elsevier PLC shareholders' share of amortisation and impairment charges, exceptional restructuring and acquisition related costs and disposals and other non operating items, was £201m (2008: £247m, including the share of the gain on disposal of the educational assessment business). Elsevier had a relatively robust year with good subscription renewals from 2008 and growing online sales in medical reference, clinical decision support and nursing and health professional education, partly held back by weak pharma promotion markets. LexisNexis had a challenging year with the core law firm business flat in the US and marginally lower internationally whilst the US directory listings business was well behind the prior year. Corporate, government and academic markets were lower. ChoicePoint made an excellent contribution in its first year, growing its profits strongly and boosting overall revenue and adjusted operating profits. Reed Exhibitions had a difficult year with customers cutting back on promotional expenditure and the net cycling out of biennial exhibitions. Reed Business Information had a very tough year with advertising markets severely impacted by the economic recession. Significant restructuring and cost actions were taken across Reed Elsevier mitigating the impact of underlying revenue decline, with adjusted operating margin flat.

Reed Elsevier PLC's shareholders' share of the adjusted profit attributable of the total operations of the combined businesses was £519m, up from £486m in 2008. After deducting the company's share of the post tax charge for amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition integration costs, disposals and other non operating items and deferred taxes not expected to crystallise in the near term, the reported net profit for the year was £195m, down from £241m in 2008. The decrease largely reflects the intangible asset and goodwill impairment charges in respect of Reed Business Information's US controlled circulation titles and International businesses.

Directors' report continued

Adjusted earnings per share increased 3% to 45.9p (2008: 44.6p). At constant rates of exchange, the adjusted earnings per share were 9% lower. Including the effect of the tax credit equalisation as well as amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, and tax adjustments, the basic earnings per share was 17.2p (2008: 22.1p).

Consolidated statement of financial position
The consolidated statement of financial position of Reed Elsevier PLC reflects its 52.9% economic interest in the net assets of Reed Elsevier which as at 31 December 2009 was £916m (2008: £504m). The £412m increase in net assets reflects the company's share in the attributable profits of Reed Elsevier and the equity placing in the year partially offset by dividends paid.

Dividends
The board is recommending an equalised final dividend of 15.0p per ordinary share, unchanged compared with the prior year. This gives total ordinary dividends for the year of 20.4p (2008: 20.3p), up 0.5% on 2008. The final dividend will be paid on 21 May 2010 to shareholders on the Register on 30 April 2010.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.3 times. The boards of the company and Reed Elsevier NV have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

The total dividend paid on the ordinary shares in the financial year was £228m (2008: £1,245m, including the special distribution described below of £1,041m).

Special distribution and share consolidation
On 18 January 2008 the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of the Education division. The distribution of £1,041m was recognised when paid. On the same day, Reed Elsevier NV paid a £972m equalised special distribution of €1.767 per ordinary share.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of $14\frac{51}{116}$p for every 67 existing ordinary shares of 12.5p, reflecting the ratio of the special distribution (including that paid by Reed Elsevier NV) to the combined market capitalisation of Reed Elsevier PLC and Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) as at the date of the announcement of the special distribution.

Parent company financial statements
The individual parent company financial statements of Reed Elsevier PLC are presented on pages 157 and 158, and continue to be prepared under UK generally accepted accounting practice (UK GAAP). Parent company shareholders' funds as at 31 December 2009 were £2,444m (2008: £2,229m).

Share capital
The company's issued share capital comprises a single class of ordinary shares, all of which are listed on the London Stock Exchange. All issued shares are fully paid up and carry no additional obligations or special rights. Each share carries the right to one vote at general meetings of the company. In a general meeting, subject to any rights and restrictions attached to any shares, on a show of hands every member who is present in person shall have one vote and every proxy present who has been duly appointed by one or more members entitled to vote on the resolution has one vote (although a proxy has one vote for and one vote against the resolution if: (i) the proxy has been duly appointed by more than one member entitled to vote on the resolution; and (ii) the proxy has been instructed by one or more of those members to vote for the resolution and by one or more other of those members to vote against it). Subject to any rights or restrictions attached to any shares, on a vote on a resolution on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder. Proxy appointments and voting instructions must be received by the company's registrars not less than 48 hours before a general meeting. There are no specific restrictions on the size of a holding nor on the transfer of shares, which are both governed by the general provisions of the Articles of Association and prevailing legislation. The company is not aware of any agreements between shareholders that may result in restrictions on the transfer of shares or on voting rights attached to the shares.

Shareholders passed a resolution at the 2009 Annual General Meeting permitting the directors to allot shares up to a nominal value of £8.2m, representing less than 5% of the company's issued share capital. Since the 2009 Annual General Meeting no shares have been issued under this authority. The shareholder authority also permitted the directors to allot shares in order to satisfy entitlements under employee share plans, and details of such allotments are noted below. The authority to allot shares will expire at the 2010 Annual General Meeting, and a resolution to further extend the authority is to be put to the 2010 Annual General Meeting.

During the year, 1,152,950 ordinary shares in the company were issued in order to satisfy entitlements under employee share plans as follows:

- 436,454 under a UK SAYE share option scheme at prices between 377.6p and 504.0p per share.
- 716,496 under executive share option schemes at prices between 424.0p and 533.5p per share.

Directors' report continued

In July 2009 the company placed 109.2m ordinary shares at 405p per share for proceeds, net of issue costs, of £435m in connection with the financing of the September 2008 acquisition of ChoicePoint. The number of ordinary shares issued represented 9.9% of the issued ordinary share capital prior to the placing. The proceeds of the share placing together with other available resources were applied to increase investments in Reed Elsevier Group plc and, together with the proceeds of a comparable share placing by Reed Elsevier NV and investment in Reed Elsevier Group plc, used to repay the ChoicePoint acquisition facility and other short term debt.

The issued share capital as at 31 December 2009 is shown in note 12 to the consolidated financial statements.

Substantial shareholdings
At 17 February 2010, the company had received notification, in accordance with the Disclosure and Transparency Rules, of the following interests in the voting rights of the issued share capital of the company:

> Lloyds Banking Group plc	4.97%
> Legal & General Group plc	3.95%
> Silchester International Investors Limited	3.03%

Employee benefit trust
The Trustee of the Reed Elsevier Employee Benefit Trust held 15,350,605 ordinary shares in the company (representing 1.2% of the issued ordinary shares) as at 31 December 2009. The trustee may vote or abstain from voting any shares it holds in any way it sees fit.

Authority to purchase shares
At the 2009 Annual General Meeting a resolution was passed to permit the company to purchase 113.7 million ordinary shares in the company (representing less than 10% of the issued ordinary shares) by market purchase. No shares were purchased by the company during the year and, as at 31 December 2009, 34,196,298 shares, representing 2.74% of issued ordinary shares, were held in treasury. The authority to make market purchases will expire at the 2010 Annual General Meeting, and a resolution to further extend the authority is to be put to the 2010 Annual General Meeting.

Significant agreements – change of control
The governing agreement between Reed Elsevier PLC and Reed Elsevier NV states that upon a change of control of Reed Elsevier PLC (for these purposes, the acquisition by a third party of 50% or more of the issued share capital having voting rights), should there not be a comparable offer from the offeror for Reed Elsevier NV, Reed Elsevier NV may serve notice upon Reed Elsevier PLC varying certain provisions of the governing agreement, including the governance and the standstill provisions.

There are a number of borrowing agreements including credit facilities that in the event of a change of control of both Reed Elsevier PLC and Reed Elsevier NV and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate.

Directors
The following served as directors during the year
A J Habgood (Chairman - appointed 1 June 2009)
E Engstrom (Chief Executive Officer)
M H Armour (Chief Financial Officer)
Sir Crispin Davis (retired 19 March 2009)
M W Elliott
J Hommen (resigned 21 April 2009)
L Hook
R B Polet
A Prozes
D E Reid (senior independent non-executive director)
Lord Sharman of Redlynch OBE
I R Smith (appointed 1 January 2009, resigned 11 November 2009)
B van der Veer (appointed 3 September 2009)

E Engstrom, who was appointed an executive director in 2004, succeeded I R Smith as Chief Executive Officer in November 2009.

Biographical details of the directors at the date of this report are given on pages 50 and 51.

Directors may be appointed by the company by ordinary resolution of the board. A director appointed by the board holds office only until the next following Annual General Meeting and is then eligible for election by the shareholders. Further, at every Annual General Meeting of the company, one third of the directors (or if their number is not a multiple of three the number nearest to one third) shall retire from office and, if they wish, put themselves up for re-election by the shareholders. Subject to the company's Articles of Association and the Companies Act 2006 the directors to retire by rotation shall be, first, those who wish to retire and not be re-appointed to office and, second, those who have been longest in office since their last appointment or re-appointment. The office of director shall be vacated if he or she: (i) resigns; (ii) becomes bankrupt or compounds with his or her creditors generally; (iii) is or may be suffering from a mental illness; (iv) is prohibited by law from being a director; or (v) is removed from office pursuant to the company's Articles of Association. Subject to the shareholders' rights to appoint individuals to the board in accordance with the company's Articles of Association, no individual may be appointed to the board unless such appointment is recommended by the Nominations Committee.

Having been appointed directors since the last Annual General Meeting, A J Habgood and B van der Veer will retire at the forthcoming Annual General Meeting in accordance with the Articles of Association and, being eligible, offer themselves for election. E Engstrom, M H Armour and R Polet will retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. The Nominations Committee recommends the appointment or re-appointment of the five directors. The notice period applicable to the service contract of E Engstrom and M H Armour is 12 months. A J Habgood, B van der Veer and R Polet do not have service contracts.

Details of directors' remuneration and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 62 to 78.

Directors' report continued

Powers of directors
Subject to the provisions of the Companies Act 2006, the company's Articles of Association and to any directions given by special resolution, the business of the company shall be managed by the board which may exercise all the powers of the company.

Directors' indemnity
In accordance with the company's Articles of Association, the company has granted directors an indemnity, to the extent permitted by law, in respect of liabilities incurred as a result of their office. The company also purchased and maintained throughout the year Directors' and Officers' liability insurance in respect of itself and its directors.

Related party transactions
Internal controls are in place to ensure that any related party transactions involving directors or their connected persons are carried out on an arm's length basis and are properly recorded.

Conflict of interest
The company's Articles of Association permit the board to approve situations where a director has an interest that conflicts, or may possibly conflict, with the interests of the company. The board has established a formal system whereby the Nominations Committee considers and decides whether to authorise any such conflict or potential conflict, and whether to impose limits or conditions when giving authorisation. In reaching its decision, the Nominations Committee is required to act in a way it considers would be most likely to promote the success of the company.

Charitable and political donations
Through the Reed Elsevier Cares programme, which concentrates on education for disadvantaged young people, Reed Elsevier companies made donations during the year for charitable purposes amounting to £2.5m (2008: £2.1m) of which £0.5m (2008: £0.5m) was in the United Kingdom. Further information concerning the Reed Elsevier Cares programme is available from the Reed Elsevier Corporate Responsibility Report at www.reedelsevier.com/CorporateResponsibility.

In the United States, Reed Elsevier companies contributed £46,000 (2008: £39,000) to political parties. There were no donations made in the European Union for political purposes.

Financial statements and accounting records
The directors are responsible for preparing the directors' report and the financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and Article 4 of the IAS Regulation and have elected to prepare the parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

In preparing the parent company financial statements, the directors are required to: select suitable accounting policies and then apply them consistently; make judgments and accounting estimates that are reasonable and prudent; state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and prepare the financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

In preparing the group financial statements, IAS1 requires that directors: properly select and apply accounting policies; present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and make an assessment of the company's ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company's transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' responsibility statement
The board confirms that to the best of its knowledge:

- the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and
- the Directors' Report includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal risks and uncertainties that it faces.

Neither the company nor the directors accept any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with Section 90A of the Financial Services and Markets Act 2000.

Disclosure of information to auditors
As part of the process of approving the company's 2009 financial statements, the directors have taken steps pursuant to section 418(2) of the Companies Act 2006 to ensure that they are aware of any relevant audit information and to establish that the company's auditors are aware of that information. In that context, so far as the directors are aware, there is no relevant audit information of which the company's auditors are unaware.

Directors' report continued

Corporate governance

The company has complied throughout the period under review with the provisions of the Combined Code on Corporate Governance issued in June 2008 (the "UK Code").

Details of how the principles of the UK Code have been applied and the directors' statement on internal control are set out in the Structure and Corporate Governance report on pages 56 to 61.

Details of the role and responsibilities, membership and activities of the Reed Elsevier Audit Committees, including the company's Audit Committee, are set out in the Report of the Audit Committees on pages 79 and 80.

Going concern

The directors, having made appropriate enquiries, consider that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2009 financial statements. In reaching this conclusion, the directors have had due regard to the combined businesses' financial position as at 31 December 2009, the strong free cash flow of the combined businesses, Reed Elsevier's ability to access capital markets and the principal risks facing Reed Elsevier.

A commentary on the Reed Elsevier combined businesses' cash flows, financial position and liquidity for the year ended 31 December 2009 is set out in the Chief Financial Officer's Report on pages 38 and 39. This shows that after taking account of available cash resources and committed bank facilities that back up short term borrowings none of Reed Elsevier's borrowings fall due within the next two years. Reed Elsevier's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 42 and 43. Further information on liquidity of the combined businesses can be found in note 19 of the combined financial statements. The principal risks facing Reed Elsevier are set out on pages 47 and 48.

Creditor payment policy

Reed Elsevier companies agree terms and conditions for business transactions with suppliers, including the terms of payment. Reed Elsevier does not operate a standard code in respect of payments to suppliers. The average time taken to pay suppliers was between 30 and 45 days (2008: between 30 and 45 days).

Articles of Association

A special resolution will be proposed at the 2010 Annual General Meeting of the company to approve a number of amendments to the company's Articles of Association, primarily to reflect the implementation of the Shareholders' Rights Directive in August 2009 and the remaining provisions of the Companies Act 2006 in October 2009.

Auditors

Resolutions for the reappointment of Deloitte LLP as auditors of the company and authorising the directors to fix their remuneration will be submitted to the 2010 Annual General Meeting.

By order of the board	Registered Office
Stephen J Cowden	1-3 Strand
Secretary	London
17 February 2010	WC2N 5JR

Consolidated income statement

For the year ended 31 December	Note	2009 £m	2008 £m
Administrative expenses	1	**(2)**	(1)
Effect of tax credit equalisation on distributed earnings	2	**(12)**	(11)
Share of results of joint ventures	11	**213**	258
Operating profit		**199**	246
Finance income	5	**2**	1
Profit before tax		**201**	247
Taxation	6	**(6)**	(6)
Profit attributable to ordinary shareholders		**195**	241

Consolidated statement of comprehensive income

For the year ended 31 December	2009 £m	2008 £m
Profit attributable to ordinary shareholders	**195**	241
Share of joint ventures' other comprehensive expense for year	**(2)**	(48)
Total comprehensive income for the year	**193**	193

Earnings per ordinary share

For the year ended 31 December	Note	2009 pence	2008 pence
Basic earnings per share			
From continuing operations of the combined businesses	8	**17.2**	21.2
From discontinued operations of the combined businesses	8	**–**	0.9
From total operations of the combined businesses	8	**17.2**	22.1
Diluted earnings per share			
From continuing operations of the combined businesses	8	**17.1**	21.0
From discontinued operations of the combined businesses	8	**–**	0.9
From total operations of the combined businesses	8	**17.1**	21.9

Consolidated statement of cash flows

For the year ended 31 December	Note	**2009 £m**	2008 £m
Cash flows from operating activities			
Cash used by operations	10	**(2)**	(1)
Interest received		**2**	–
Tax paid		**(6)**	(10)
Net cash used in operating activities		**(6)**	(11)
Cash flows from investing activities			
Dividends received from joint ventures		**–**	500
Increase in investment in joint ventures		**(462)**	–
Net cash (used in)/from investing activities		**(462)**	500
Cash flows from financing activities			
Equity dividends paid	7	**(228)**	(1,245)
Proceeds on issue of ordinary shares		**440**	32
Purchase of treasury shares		**–**	(20)
Decrease in net funding balances due from joint ventures	10	**256**	744
Net cash from/(used in) financing activities		**468**	(489)
Movement in cash and cash equivalents		**–**	–

Consolidated statement of financial position

As at 31 December	Note	**2009 £m**	2008 £m
Non-current assets			
Investments in joint ventures	11	**927**	515
Total assets		**927**	515
Current liabilities			
Taxation		**11**	11
Total liabilities		**11**	11
Net assets		**916**	504
Capital and reserves			
Called up share capital	12	**180**	164
Share premium account	13	**1,159**	1,154
Shares held in treasury (including in joint ventures)	14	**(317)**	(347)
Capital redemption reserve	15	**4**	4
Translation reserve	16	**92**	157
Other reserves	17	**(202)**	(628)
Total equity		**916**	504

The consolidated financial statements were approved by the Board of directors, 17 February 2010.

A J Habgood
Chairman

M H Armour
Chief Financial Officer

Consolidated statement of changes in equity

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2009		**164**	**1,154**	**(347)**	**4**	**157**	**(628)**	**504**
Total comprehensive income for the year		**–**	**–**	**–**	**–**	**(65)**	**258**	**193**
Equity dividends declared	7	**–**	**–**	**–**	**–**	**–**	**(228)**	**(228)**
Issue of ordinary shares, net of expenses		**16**	**5**	**–**	**–**	**–**	**419**	**440**
Share of joint ventures' settlement of share awards by employee benefit trust		**–**	**–**	**30**	**–**	**–**	**(32)**	**(2)**
Share of joint ventures' increase in share based remuneration reserve		**–**	**–**	**–**	**–**	**–**	**9**	**9**
Balance at 31 December 2009		**180**	**1,159**	**(317)**	**4**	**92**	**(202)**	**916**

	Note	Share capital £m	Share premium £m	Shares held in treasury £m	Capital redemption reserve £m	Translation reserve £m	Other reserves £m	Total equity £m
Balance at 1 January 2008		163	1,123	(302)	4	(37)	617	1,568
Total comprehensive income for the year		–	–	–	–	194	(1)	193
Equity dividends declared	7	–	–	–	–	–	(1,245)	(1,245)
Issue of ordinary shares, net of expenses		1	31	–	–	–	–	32
Increase in shares held in treasury (including joint ventures)	14	–	–	(49)	–	–	–	(49)
Share of joint ventures' settlement of share awards by employee benefit trust		–	–	4	–	–	(4)	–
Share of joint ventures' increase in share based remuneration reserve		–	–	–	–	–	24	24
Equalisation adjustments		–	–	–	–	–	(19)	(19)
Balance at 31 December 2008		164	1,154	(347)	4	157	(628)	504

Group accounting policies

Basis of preparation
These consolidated financial statements have been prepared under the historical cost convention in accordance with applicable accounting standards. They report the consolidated statements of income, cash flow and financial position of Reed Elsevier PLC, and have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are prepared on a going concern basis, as explained on page 143.

Unless otherwise indicated, all amounts shown in the financial statements are in millions of pounds.

The basis of the merger of the businesses of Reed Elsevier PLC and Reed Elsevier NV is set out on page 56.

Determination of profit
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of results arising in Reed Elsevier PLC and its subsidiaries. Dividends paid to Reed Elsevier PLC and Reed Elsevier NV shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders. In Reed Elsevier PLC's consolidated financial statements, an adjustment is required to equalise the benefit of the tax credit between the two sets of shareholders in accordance with the equalisation agreement. This equalisation adjustment arises on dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated attributable earnings by 47.1% of the total amount of the tax credit.

The accounting policies adopted in the preparation of the combined financial statements are set out on pages 86 to 90.

Investments
Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses has been shown on the statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiaries. Investments in joint ventures are accounted for using the equity method.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement. The exchange gains or losses relating to the retranslation of Reed Elsevier PLC's 52.9% economic interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the statement of financial position date.

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged and credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Critical judgements and key sources of estimation uncertainty
Critical judgements in the preparation of the combined financial statements are set out on page 89.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page 90 of the combined financial statements and are not expected to have a significant impact on the consolidated financial statements.

Notes to the consolidated financial statements

for the year ended 31 December 2009

1 Administrative expenses

Administrative expenses include £712,000 (2008: £604,000) paid in the year to Reed Elsevier Group plc under a contract for the services of directors and administrative support. Reed Elsevier PLC has no employees (2008: nil).

2 Effect of tax credit equalisation on distributed earnings

The tax credit equalisation adjustment arises on ordinary dividends paid by Reed Elsevier PLC to its shareholders and reduces the consolidated profit attributable to ordinary shareholders by 47.1% of the total amount of the tax credit, as set out in the accounting policies on page 148.

3 Auditors' remuneration

Audit fees payable by Reed Elsevier PLC were £26,000 (2008: £26,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte LLP and its associates is set out in note 4 to the combined financial statements.

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier PLC, are reflected in these financial statements. Key management personnel are also related parties and comprise the executive directors of Reed Elsevier PLC. Transactions with key management personnel are set out in note 34 to the combined financial statements.

5 Finance income

	2009 £m	2008 £m
Finance income from joint ventures	**2**	1

6 Taxation

	2009 £m	2008 £m
UK corporation tax	**6**	6

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2009 £m	2008 £m
Profit before tax	**201**	247
Tax at applicable rate 28% (2008: 28%)	**56**	69
Tax at applicable rate on share of results of joint ventures	**(60)**	(72)
Other	**10**	9
Tax expense	**6**	6

Notes to the consolidated financial statements
for the year ended 31 December 2009

7 Equity dividends

Ordinary dividends declared in the year	2009 pence	2008 pence	2009 £m	2008 £m
Ordinary shares				
Final for prior financial year	**15.0p**	13.6p	**163**	146
Interim for financial year	**5.4p**	5.3p	**65**	58
Total	**20.4p**	18.9p	**228**	204

The directors of Reed Elsevier PLC have proposed a final dividend of 15.0p (2008: 15.0p). The cost of funding the proposed final dividend is expected to be £180m. No liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year	2009 pence	2008 pence
Ordinary shares		
Interim (paid)	**5.4p**	5.3p
Final (proposed)	**15.0p**	15.0p
Total	**20.4p**	20.3p

On 18 January 2008, the company paid a special distribution of 82.0p per ordinary share from the net proceeds of the disposal of the Education division. The distribution of £1,041m was recognised when paid.

8 Earnings per ordinary share ("EPS")

	2009			2008		
	Weighted average number of shares (millions)	**Earnings £m**	**EPS pence**	Weighted average number of shares (millions)	Earnings £m	EPS pence
Basic earnings per share						
From continuing operations of the combined businesses	**1,131.4**	**195**	**17.2**	1,089.5	231	21.2
From discontinued operations of the combined businesses	**1,131.4**	**–**	**–**	1,089.5	10	0.9
From total operations of the combined businesses	**1,131.4**	**195**	**17.2**	1,089.5	241	22.1
Based on 52.9% interest in total operations of the combined businesses	**1,131.4**	**207**	**18.3**	1,089.5	252	23.1
Diluted earnings per share						
From continuing operations of the combined businesses	**1,139.5**	**195**	**17.1**	1,101.3	231	21.0
From discontinued operations of the combined businesses	**1,139.5**	**–**	**–**	1,101.3	10	0.9
From total operations of the combined businesses	**1,139.5**	**195**	**17.1**	1,101.3	241	21.9

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

Notes to the consolidated financial statements
for the year ended 31 December 2009

8 Earnings per ordinary share ("EPS") continued

The weighted average number of shares is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2009 are shown below.

	Year ended 31 December			
			2009	2008
Number of ordinary shares	**Shares in issue (millions)**	**Treasury shares (millions)**	**Shares in issue net of treasury shares (millions)**	Shares in issue net of treasury shares (millions)
At start of year	**1,136.9**	**(54.3)**	**1,082.6**	1,251.3
Share consolidation	**–**	**–**	**–**	(168.1)
Issue of ordinary shares	**110.4**	**–**	**110.4**	6.4
Share repurchases	**–**	**–**	**–**	(3.2)
Net release/(purchase) of shares by employee benefit trust	**–**	**4.7**	**4.7**	(3.8)
At end of year	**1,247.3**	**(49.6)**	**1,197.7**	1,082.6
Weighted average number of equivalent ordinary shares during the year			**1,131.4**	1,089.5

9 Adjusted figures

Adjusted profit and earnings per share figures are used by management as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shareholders		Basic earnings per share	
Earnings per share from the total operations of the combined businesses	**2009 £m**	2008 £m	**2009 pence**	2008 pence
Reported figures	**195**	241	**17.2**	22.1
Effect of tax credit equalisation on distributed earnings	**12**	11	**1.1**	1.0
Profit attributable to ordinary shareholders based on 52.9% economic interest in the Reed Elsevier combined businesses	**207**	252	**18.3**	23.1
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**217**	168	**19.2**	15.4
Impairment of acquired intangible assets and goodwill	**72**	5	**6.4**	0.5
Exceptional restructuring costs	**70**	59	**6.2**	5.4
Acquisition related costs	**18**	16	**1.6**	1.5
Disposals and other non operating items	**(12)**	23	**(1.1)**	2.1
Deferred tax adjustments	**(53)**	(37)	**(4.7)**	(3.4)
Adjusted figures	**519**	486	**45.9**	44.6

Notes to the consolidated financial statements

for the year ended 31 December 2009

10 Statement of cash flows

Reconciliation of administrative expenses to cash used by operations	2009 £m	2008 £m
Administrative expenses	**(2)**	(1)
Net movement in payables	**–**	–
Cash used by operations	**(2)**	(1)

Reconciliation of net funding balances due from joint ventures	2009 £m	2008 £m
At start of year	**777**	1,521
Cash flow	**(256)**	(744)
At end of year	**521**	777

11 Investments in joint ventures

	2009 £m	2008 £m
Share of results of joint ventures	**213**	258
Share of joint ventures':		
Net expense recognised directly in equity	**(47)**	(54)
Cumulative exchange differences on disposal of foreign operations	**–**	14
Cumulative fair value movements on disposal of available for sale investments	**1**	–
Transfer to net profit from hedge reserve	**44**	(8)
Purchases of treasury shares by employee benefit trust	**–**	(29)
Increase in share based remuneration reserve	**9**	24
Settlement of share awards by employee benefit trust	**(2)**	–
Equalisation adjustments	**(12)**	(30)
Dividends received from joint ventures	**–**	(500)
Increase in investment in joint ventures	**462**	–
Decrease in net funding balances due from joint ventures	**(256)**	(744)
Net movement in the year	**412**	(1,069)
At start of year	**515**	1,584
At end of year	**927**	515

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier PLC shareholders' 52.9% share is set out below.

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2009 £m	2008 £m	2009 £m	2008 £m
Revenue	**6,071**	5,334	**3,212**	2,822
Net profit for the year	**395**	480	**213**	258

Reed Elsevier PLC's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net loss that arose directly in Reed Elsevier PLC of £6m (2008: £6m).

Notes to the consolidated financial statements

for the year ended 31 December 2009

11 Investments in joint ventures continued

	Total joint ventures		Reed Elsevier PLC shareholders' share	
	2009 £m	2008 £m	**2009 £m**	2008 £m
Total assets	**11,334**	12,866	**5,996**	6,806
Total liabilities	**(9,575)**	(11,885)	**(5,590)**	(7,068)
Net assets/(liabilities)	**1,759**	981	**406**	(262)
Attributable to:				
Joint ventures	**1,732**	953	**406**	(262)
Non-controlling interests	**27**	28	**–**	–
	1,759	981	**406**	(262)
Funding balances due from joint ventures			**521**	777
Total			**927**	515

The above amounts exclude assets and liabilities held directly by Reed Elsevier PLC and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier PLC's share of assets and liabilities are cash and cash equivalents of £388m (2008: £198m) and borrowings of £2,489m (2008: £3,249m) respectively.

12 Share capital

Authorised	**No. of shares**	**£m**
Ordinary shares of $14\frac{51}{116}$p each	**1,247,275,833**	**180**
Unclassified shares of $14\frac{51}{116}$p each	**790,796,375**	**114**
Total		**294**

All of the ordinary shares rank equally with respect to voting rights and rights to receive dividends. There are no restrictions on the rights to transfer shares.

Called up share capital – issued and fully paid	**No. of shares**	**2009 £m**	No. of shares	2008 £m
At start of year	**1,136,924,693**	**164**	1,305,891,497	163
Share consolidation	**–**	**–**	(175,418,253)	–
Issue of ordinary shares	**110,351,140**	**16**	6,451,449	1
At end of year	**1,247,275,833**	**180**	1,136,924,693	164

The issue of ordinary shares relates to the exercise of share options and the share placing in 2009. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

A share placing was announced on 30 July 2009 for up to 109,198,190 new ordinary shares representing approximately 9.9% of the company's share capital prior to the placing. The shares were fully subscribed at a price of 405p per share, raising £435m net of issue costs of £7m. No share premium was recognised in the company as it took advantage of section 612 of the Companies Act 2006 regarding merger relief. Accordingly, the excess of the net proceeds received over the nominal value of the share capital issued is added to other reserves rather than credited to the share premium account and is distributable.

On 7 January 2008 the existing ordinary shares of 12.5p each were consolidated into new ordinary shares of $14\frac{51}{116}$p each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The unclassified shares of 12.5p each not in issue were similarly consolidated into new unclassified shares of $14\frac{51}{116}$p each.

Details of shares held in treasury are provided in note 14.

Notes to the consolidated financial statements
for the year ended 31 December 2009

13 Share premium

	2009 £m	2008 £m
At start of year	**1,154**	1,123
Issue of ordinary shares, net of expenses	**5**	31
At end of year	**1,159**	1,154

14 Shares held in treasury

	2009 £m	2008 £m
At start of year	**347**	302
Share repurchases	**–**	20
Share of joint ventures' employee benefit trust purchases	**–**	29
Share of joint ventures' settlement of share awards by employee benefit trust	**(30)**	(4)
At end of year	**317**	347

Further details of shares held in treasury are provided in note 31 to the Reed Elsevier combined financial statements.

15 Capital redemption reserve

	2009 £m	2008 £m
At start and end of year	**4**	4

16 Translation reserve

	2009 £m	2008 £m
At start of year	**157**	(37)
Share of joint ventures' exchange differences on translation of foreign operations	**(65)**	180
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**–**	14
At end of year	**92**	157

17 Other reserves

	2009 £m	2008 £m
At start of year	**(628)**	617
Profit attributable to ordinary shareholders	**195**	241
Issue of ordinary shares, net of expenses	**419**	–
Share of joint ventures':		
Actuarial gains/(losses) on defined benefit pension schemes	**3**	(184)
Fair value movements on available for sale investments	**–**	(5)
Cumulative fair value movements on disposal of available for sale investments	**1**	–
Fair value movements on cash flow hedges	**28**	(129)
Tax recognised directly in equity	**(13)**	84
Increase in share based remuneration reserve	**9**	24
Settlement of share awards by employee benefit trust	**(32)**	(4)
Transfer to net profit from hedge reserve	**44**	(8)
Equalisation adjustments	**–**	(19)
Equity dividends declared	**(228)**	(1,245)
At end of year	**(202)**	(628)

Notes to the consolidated financial statements
for the year ended 31 December 2009

18 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier PLC as follows:

	2009 £m	2008 £m
Guaranteed jointly and severally with Reed Elsevier NV	**4,381**	5,765

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

19 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£14,634 ordinary R shares	100%
1-3 Strand	£14,634 ordinary E shares	–
London WC2N 5JR	£100,000 7.5% cumulative preference non voting shares	100%
Holding company for operating businesses involved in science & medical, legal and business publishing and organisation of trade exhibitions	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary R shares	100%
Radarweg 29	205 ordinary E shares	–
1043 NX Amsterdam, the Netherlands		
Holding company for financing businesses	Equivalent to a 39% equity interest	

The E shares in Reed Elsevier Group plc and Elsevier Reed Finance BV are owned by Reed Elsevier NV.

20 Principal subsidiary

		% holding
Reed Holding BV		
Incorporated in the Netherlands	191 ordinary shares	100%
Radarweg 29		
1043 NX Amsterdam, the Netherlands		

At 31 December 2009 Reed Holding BV owned 4,303,179 (2008: 3,915,541) shares of a separate class in Reed Elsevier NV. The equalisation arrangements entered into between Reed Elsevier PLC and Reed Elsevier NV at the time of the merger give Reed Elsevier PLC a 5.8% economic interest in Reed Elsevier NV.

Independent auditors' report on the consolidated financial statements to the members of Reed Elsevier PLC

We have audited the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2009 ("the consolidated financial statements"), which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, the consolidated statement of financial position, the consolidated statement of changes in equity, the group accounting policies and the related notes 1 to 20. The financial reporting framework that has been applied in their preparation is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

We have reported separately on the individual parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2009 and on the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2009 that are described as having been audited.

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As explained more fully in the Directors' Responsibilities Statement, the directors are responsible for preparing the Annual Report and the consolidated financial statements and for being satisfied that they give a true and fair view.

Our responsibility is to audit the consolidated financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit of the financial statements

An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

Opinion on financial statements

In our opinion the consolidated financial statements:

> give a true and fair view of the state of the group's affairs as at 31 December 2009 and of its profit for the year then ended;

> have been properly prepared in accordance with IFRSs as adopted by the European Union; and

> have been prepared in accordance with the requirements of the Companies Act 2006 and Article 4 of the IAS Regulation.

Opinion on other matter prescribed by the Companies Act 2006

In our opinion the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the consolidated financial statements.

Matters on which we are required to report by exception

We have nothing to report in respect of the following:

Under the Companies Act 2006 we are required to report to you if, in our opinion:

> certain disclosures of directors' remuneration specified by law are not made; or

> we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:
the directors' statement contained within the Structure and Corporate Governance report in relation to going concern; and the part of the Structure and Corporate Governance report relating to the company's compliance with the nine provisions of the 2006 Combined Code specified for our review.

Douglas King (Senior statutory auditor)
For and on behalf of
Deloitte LLP
Chartered Accountants and Statutory Auditors
London
United Kingdom
17 February 2010

Parent company balance sheet

As at 31 December	Note	2009 £m	2008 £m
Fixed assets			
Investments in subsidiary undertakings	1	**309**	303
Investments in joint ventures	1	**1,702**	1,237
		2,011	1,540
Current assets			
Debtors: amounts due from joint ventures		**521**	777
		521	777
Creditors: amounts falling due within one year			
Taxation		**(11)**	(11)
Amounts owed to subsidiary undertakings		**(77)**	(77)
		(88)	(88)
Net current assets		**433**	689
Net assets		**2,444**	2,229
Capital and reserves			
Called up share capital		**180**	164
Share premium account		**1,159**	1,154
Shares held in treasury		**(224)**	(224)
Capital redemption reserve		**4**	4
Other reserves		**138**	129
Profit and loss reserve		**1,187**	1,002
Shareholders' funds		**2,444**	2,229

The parent company financial statements were approved by the Board of directors, 17 February 2010.

A J Habgood
Chairman

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital £m	Share premium account £m	Shares held in treasury £m	Capital redemption reserve £m	Other reserves £m	Profit and loss reserve £m	Total £m
At 1 January 2008	163	1,123	(204)	4	106	1,753	2,945
Profit attributable to ordinary shareholders	–	–	–	–	–	494	494
Equity dividends paid	–	–	–	–	–	(1,245)	(1,245)
Purchase of shares	–	–	(20)	–	–	–	(20)
Issue of ordinary shares, net of expenses	1	31	–	–	–	–	32
Equity instruments granted to employees of combined businesses	–	–	–	–	23	–	23
At 1 January 2009	**164**	**1,154**	**(224)**	**4**	**129**	**1,002**	**2,229**
Profit attributable to ordinary shareholders	**–**	**–**	**–**	**–**	**–**	**(6)**	**(6)**
Equity dividends paid	**–**	**–**	**–**	**–**	**–**	**(228)**	**(228)**
Issue of ordinary shares, net of expenses	**16**	**5**	**–**	**–**	**–**	**419**	**440**
Equity instruments granted to employees of combined businesses	**–**	**–**	**–**	**–**	**9**	**–**	**9**
At 31 December 2009	**180**	**1,159**	**(224)**	**4**	**138**	**1,187**	**2,444**

Parent company accounting policies

Basis of preparation
The parent company financial statements have been prepared under the historical cost convention in accordance with UK Generally Accepted Accounting Practice (UK GAAP). Unless otherwise indicated, all amounts in the financial statements are in millions of pounds.

The parent company financial statements are prepared on a going concern basis, as explained on page 143.

As permitted by section 408 of the Companies Act 2006, the company has not presented its own profit and loss account.

The Reed Elsevier PLC accounting policies under UK GAAP are set out below.

Investments
Fixed asset investments in the Reed Elsevier combined businesses are stated at cost, less provision, if appropriate, for any impairment in value. The fair value of the award of share options and conditional shares over Reed Elsevier PLC ordinary shares to employees of the Reed Elsevier combined businesses are treated as a capital contribution.

Principal joint ventures and subsidiaries are set out in notes 19 and 20 of the Reed Elsevier PLC consolidated financial statements.

Shares held in treasury
The consideration paid, including directly attributable costs, for shares repurchased is recognised as shares held in treasury and presented as a deduction from total equity. Details of share capital and shares held in treasury are set out in notes 12 and 14 of the Reed Elsevier PLC consolidated financial statements.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Investments

	Subsidiary undertaking £m	Joint ventures £m	Total £m
At 1 January 2008	303	1,214	1,517
Equity instruments granted to Reed Elsevier employees	–	23	23
At 1 January 2009	**303**	**1,237**	**1,540**
Increase in investments	**6**	**456**	**462**
Equity instruments granted to Reed Elsevier employees	**–**	**9**	**9**
At 31 December 2009	**309**	**1,702**	**2,011**

Independent auditors' report on the parent company financial statements to the members of Reed Elsevier PLC

We have audited the parent company financial statements of Reed Elsevier PLC for the year ended 31 December 2009 ("the company financial statements") which comprise the parent company balance sheet, the parent company reconciliation of shareholders' funds, the parent company accounting policies and the related note on page 158. The financial reporting framework that has been applied in their preparation is applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice, or "UK GAAP").

We have also audited the information in the parts of the Directors' Remuneration Report presented in the Reed Elsevier Annual Reports and Financial Statements 2009 ("the Remuneration Report") that are described as having been audited. We have reported separately on the consolidated financial statements of Reed Elsevier PLC for the year ended 31 December 2009.

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
As explained more fully in the Directors' Responsibilities Statement the directors are responsible for the preparation of the parent company financial statements and for being satisfied that they give a true and fair view. Our responsibility is to audit the parent company financial statements in accordance with applicable law and International Standards on Auditing (UK and Ireland). Those standards require us to comply with the Auditing Practices Board's Ethical Standards for Auditors.

Scope of the audit of the financial statements
An audit involves obtaining evidence about the amounts and disclosures in the financial statements sufficient to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or error. This includes an assessment of: whether the accounting policies are appropriate to the parent company's circumstances and have been consistently applied and adequately disclosed; the reasonableness of significant accounting estimates made by the directors; and the overall presentation of the financial statements.

Opinion on financial statements
In our opinion the parent company financial statements:
> give a true and fair view of the state of the parent company's affairs as at 31 December 2009 and of its loss for the year then ended;

> have been properly prepared in accordance with UK GAAP; and

> have been prepared in accordance with the requirements of the Companies Act 2006.

Opinion on other matters prescribed by the Companies Act 2006
In our opinion:
> the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

> the information given in the Directors' Report for the financial year for which the financial statements are prepared is consistent with the parent company financial statements.

Matters on which we are required to report by exception
We have nothing to report in respect of the following matters where the Companies Act 2006 requires us to report to you if, in our opinion:
> adequate accounting records have not been kept by the parent company; or

> the parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or

> certain disclosures of directors' remuneration specified by law are not made; or

> we have not received all the information and explanations we require for our audit.

Douglas King (Senior statutory auditor)
For and on behalf of
Deloitte LLP
Chartered Accountants and Statutory Auditors
London
United Kingdom
17 February 2010

5 year summary

	Note	**2009 £m**	2008 £m	2007 £m	2006 £m	2005 £m
Combined financial information (IFRS)						
Revenue – continuing operations	2	**6,071**	5,334	4,584	4,509	4,265
Reported operating profit – continuing operations	2	**787**	901	888	837	752
Adjusted operating profit – continuing operations	2	**1,570**	1,379	1,137	1,081	981
Reported profit attributable to shareholders – total operations		**391**	476	1,200	623	462
Adjusted profit attributable to shareholders – total operations		**982**	919	852	796	754
Reed Elsevier PLC consolidated financial information (IFRS)						
Reported profit attributable to shareholders	3	**195**	241	624	320	235
Adjusted profit attributable to shareholders	4	**519**	486	451	421	399
Reported earnings per ordinary share (pence)	3	**17.2p**	22.1p	49.7p	25.6p	18.6p
Adjusted earnings per ordinary share (pence)	4	**45.9p**	44.6p	35.9p	33.6p	31.5p
Dividend per ordinary share (pence)	5	**20.4p**	20.3p	18.1p	15.9p	14.4p

(1) Adjusted figures are presented as additional performance measures used by management and are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and in respect of attributable profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Acquisition related finance costs and profit and loss from disposals and other non operating items are also excluded from the adjusted figures.

(2) Revenue, reported operating profit and adjusted operating profit are presented for continuing operations. Net profit from discontinued operations is included in profit attributable to shareholders.

(3) Reported profit attributable to shareholders and reported earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to shareholders, adjusted to equalise the benefit of the UK dividend tax credit with Reed Elsevier NV shareholders as a reduction in reported profits.

(4) Adjusted profit attributable to shareholders and adjusted earnings per share are based on the 52.9% share of the Reed Elsevier combined profit attributable to Reed Elsevier PLC shareholders.

(5) Dividend per ordinary share is based on the interim dividend and proposed final dividend for the relevant year, and does not include the 82.0p per share special distribution in 2008.

Reed Elsevier NV annual report and financial statements

Report of the Supervisory Board and the Executive Board

The Supervisory Board and the Executive Board (which jointly make up "the Combined Board") present their joint report, together with the financial statements of the group and of the company, for the year ended 31 December 2009.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC in 1993, described on page 56, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group. The Reed Elsevier combined financial statements represent the combined interests of both sets of shareholders and encompass the businesses of Reed Elsevier Group plc, Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the parent companies, Reed Elsevier NV and Reed Elsevier PLC ("the combined businesses" or "Reed Elsevier").

This report of the Supervisory Board and the Executive Board and the consolidated and parent company financial statements should be read in conjunction with the Reed Elsevier combined financial statements and other reports set out on pages 4 to 137, which are incorporated by reference herein. Summary combined financial information in euros is set out on pages 123 to 137. The combined financial statements on pages 82 to 122 are to be considered as part of the notes to the statutory financial statements. The annual report of Reed Elsevier NV within the meaning of article 2:391 of the Dutch Civil Code consists of pages 162 to 165 and, incorporated by reference, pages 4 to 137. The Corporate Governance Statement of Reed Elsevier NV dated 17 February 2010 is published on the Reed Elsevier website (www.reedelsevier.com) and is incorporated by reference herein as per the Vaststellingsbesluit nadere voorschriften inhoud jaarverslag January 2010 article 2a under 1 sub b.

Principal activities

The company is a holding company and its principal investments are its direct 50% shareholding in Reed Elsevier Group plc and its direct 61% shareholding in Elsevier Reed Finance BV, which are engaged in publishing and information activities and financing activities respectively. The remaining shareholdings in these two companies are held by Reed Elsevier PLC.

Reed Elsevier NV and Reed Elsevier PLC have retained their separate legal identities and are publicly held companies. Reed Elsevier NV's securities are listed in Amsterdam and New York and Reed Elsevier PLC's securities are listed in London and New York.

Financial statement presentation

The consolidated financial statements of Reed Elsevier NV include the 50% economic interest that its shareholders (including Reed Elsevier PLC, which has an indirect 5.8% interest in the company) have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

Under the terms of the merger agreement, dividends paid to Reed Elsevier NV and Reed Elsevier PLC shareholders are, other than in special circumstances, equalised at the gross level inclusive of the UK tax credit received by certain Reed Elsevier PLC shareholders.

In addition to the reported figures, adjusted profit figures are presented as additional performance measures used by management. These exclude, in relation to the results of joint ventures, the company's share of amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred taxation assets and liabilities not expected to crystallise in the near term.

Consolidated income statement

Reed Elsevier NV's shareholders' 50% share of the adjusted profit before tax of the continuing operations of the Reed Elsevier combined businesses was €716m, down from €759m in 2008 reflecting Reed Elsevier's flat adjusted operating profit performance and higher net interest expense. Reported profit before tax, including the Reed Elsevier NV shareholders' share of amortisation and impairment charges, exceptional restructuring and acquisition related costs and disposals and non operating items, was €217m (2008: €313m, including the share of the gain on disposal of the educational assessment business). Elsevier had a relatively robust year with good subscription renewals from 2008 and growing online sales in medical reference, clinical decision support and nursing and health professional education, partly held back by weak pharma promotion markets. LexisNexis had a challenging year with the core law firm business flat in the US and marginally lower internationally whilst the US directory listings business was well behind the prior year. Corporate, government and academic markets were lower. ChoicePoint made an excellent contribution in its first year, growing its profits strongly and boosting overall revenue and adjusted operating profits. Reed Exhibitions had a difficult year with customers cutting back on promotional expenditure and the net cycling out of biennial exhibitions. Reed Business Information had a very tough year with advertising markets severely impacted by the economic recession. Significant restructuring and cost actions were taken across Reed Elsevier mitigating the impact of underlying revenue decline, with adjusted operating margin flat.

Reed Elsevier NV's shareholders' share of the adjusted profit attributable of the total operations of the combined businesses was €550m, down from €580m in 2008. After deducting the company's share of the post tax charge for amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition integration costs, disposals and other non operating items and deferred taxes not expected to crystallise in the near term, the reported net profit for the year was €219m, down from €294m in 2008. The decrease largely reflects the intangible asset and goodwill impairment charges in respect of Reed Business Information's US controlled circulation titles and International businesses.

Adjusted earnings per share decreased 9% to €0.79 (2008: €0.87). At constant rates of exchange, the adjusted earnings per share were 9% lower. Including the effect of the tax credit equalisation as well as amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, and tax adjustments, the basic earnings per share was €0.32 (2008: €0.44).

Report of the Supervisory Board and the Executive Board continued

Consolidated statement of financial position

The consolidated statement of financial position of Reed Elsevier NV reflects its 50% economic interest in the net assets of Reed Elsevier which as at 31 December 2009 was €970m (2008: €491m). The €479m increase in net assets reflects the company's share in the attributable profits of Reed Elsevier and the equity placing in the year partially offset by dividends paid.

Parent company financial statements

In accordance with article 2:362(1) of the Dutch Civil Code, the individual parent company financial statements of Reed Elsevier NV (presented on pages 179 to 181) are prepared under UK generally accepted accounting practice (UK GAAP). The profit attributable to the shareholders of Reed Elsevier NV was €22m (2008: €1,255m, including dividends received from joint ventures of €1,200m) and net assets as at 31 December 2009, principally representing the investments in Reed Elsevier Group plc and Elsevier Reed Finance BV under the historical cost method and loans to their subsidiaries, were €4,065m (2008: €3,823m). Free reserves as at 31 December 2009 were €3,833m (2008: €3,605m), comprising reserves and paid-in surplus less shares held in treasury.

Dividends

The Combined Board is recommending an equalised final dividend of €0.293 per ordinary share, up 1% compared with the prior year. This gives total ordinary dividends for the year of €0.400 (2008: €0.404), down 1% on 2008. The final dividend will be paid on 28 May 2010.

Dividend cover, based on adjusted earnings per share and the total interim and proposed final dividends for the year, is 2.0 times. The boards of the company and Reed Elsevier PLC have adopted dividend policies in recent years in respect of their equalised dividends that, subject to currency considerations, grow dividends broadly in line with adjusted earnings per share whilst maintaining dividend cover (being the number of times the annual dividend is covered by the adjusted earnings per share) of at least two times over the longer term.

The total dividend paid on the ordinary shares in the financial year was €260m (2008: €1,569m, including the special distribution described below of €1,299m).

Special distribution and share consolidation

On 18 January 2008 the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of the Education division. The distribution of €1,299m was recognised when paid. On the same day, Reed Elsevier PLC paid a €1,391m equalised special distribution of 82.0p per ordinary share.

The special distribution was accompanied by a consolidation of ordinary share capital on the basis of 58 new ordinary shares of €0.07 for every 67 existing ordinary existing shares of €0.06, reflecting the ratio of the special distribution (including that paid by Reed Elsevier PLC) to the combined market capitalisation of Reed Elsevier NV (excluding the 5.8% indirect equity interest in Reed Elsevier NV held by Reed Elsevier PLC) and Reed Elsevier PLC as at the date of the announcement of the special distribution.

Share capital

On 30 July 2009, a share placing was announced by Reed Elsevier NV and Reed Elsevier PLC representing approximately 9.9% of each company's share capital in connection with the financing of the September 2008 acquisition of ChoicePoint. The share placings were fully subscribed at a price of €7.08 and 405p per ordinary share respectively. Reed Elsevier NV issued 63,030,989 new ordinary shares through the placing and the shares were listed on Euronext Amsterdam as of 4 August 2009. The total of outstanding ordinary shares of Reed Elsevier NV was 723,662,051 after the placing. Correspondingly Reed Elsevier NV also issued 252,459 new R shares and transferred 135,179 existing R shares held in treasury to Reed Holding BV at a price of €73.00 per share. The equity placing raised €470m (including €29m in respect of R shares) for Reed Elsevier NV and £435m for Reed Elsevier PLC, net of costs. The excess of net proceeds over the nominal value of shares issued has been included in paid-in surplus.

During 2009, 32,450 ordinary shares in the company were issued under convertible debentures at prices between €7.35 and €8.86 per share.

Information regarding shares outstanding at 31 December 2009 is shown in note 13 to the consolidated financial statements.

As at 31 December 2009 32,171,987 of the ordinary shares were held in treasury including 8,219,196 held by the Reed Elsevier Group plc Employee Benefit Trust. No R shares were held in treasury.

As at 17 February 2010, based on the public database of and on notification received from the Netherlands Authority for the Financial Markets, the company is aware of interests in the capital and voting rights of the issued share capital of the company of at least 5% by Reed Elsevier PLC and Mondrian Investment Partners Limited.

Corporate Governance

Reed Elsevier NV and Reed Elsevier PLC are subject to various corporate governance principles and best practice codes, in particular the Dutch Corporate Governance Code (the Dutch Code) and the UK Combined Code (the UK Code). Reed Elsevier NV may not apply fully the verbatim language of these codes, but does fully apply the principles and best practice provisions other than, in respect of the Dutch Code, the following for reasons explained below:

- **Best practice provision II.2.5:** Executive directors are required to build up a minimum shareholding and Reed Elsevier uses long term incentive arrangements in the form of awards of shares which may vest after three years. The intent of this shareholding policy is to align the interests of senior executives and shareholders. This intent is in compliance with the Dutch Code. Shares received on joining Reed Elsevier in compensation for benefits forfeited under incentive schemes from a previous employer are not to be considered as part of the minimum shareholding in this context.

Report of the Supervisory Board and the Executive Board continued

> **Best practice provision II.2.8:** Reed Elsevier has arrangements that are commensurate with local and legal requirements to ensure a competitive employment offer to its board members. Executive directors have employment agreements under English or New York law that provide for notice periods not exceeding one year. There are currently no executive directors with employment agreements under Dutch law. In the event of dismissal, notice is given in accordance with the agreed notice period. The payment during the notice period may be mitigated if the director finds other employment within this period. The application of this arrangement may fall within the best practice provision that remuneration in the event of dismissal may not exceed the fixed component of one year's salary. There are no other severance arrangements in place for the executive directors and none of the employment agreements contain severance pay arrangements. Although the principle that severance pay should not exceed the fixed component of one year's salary is supported, there may be exceptional circumstances where this maximum would be manifestly unreasonable that could justify additional compensation on termination for loss of variable remuneration components. Full disclosure on remuneration in event of dismissal is provided in the Director's Remuneration Report in the Reed Elsevier Annual Reports and Financial Statements 2009.

> **Best practice provisions II.2.13 and II.2.14:** In view of their detailed specificity and complexity and because of the confidential or potentially commercially sensitive nature of the information concerned, individual performance targets and achievements relevant for variable executive remuneration will only be disclosed in general terms.

> **Principle III.5:** Until his retirement in March 2009, the Chairman of the Executive Board was a member of the Nominations Committee (see pages 58 and 59).

> **Best practice provision II.3.4 and III.6.3:** The disclosure of transactions where directors have a conflict of interest, as required by these provisions, shall be qualified to the extent required under applicable rules and laws pertaining to the disclosure of price sensitive information, confidentiality and justified aspects of competition.

> **Principle III.7:** The remuneration of Supervisory Board members is determined by the Combined Board in the context of the board harmonisation with Reed Elsevier PLC and Reed Elsevier Group plc, having regard for the maximum approved by the general meeting of shareholders.

> **Best practice provision IV.1.1:** Appointments, suspensions and removal procedures for members of the Executive Board and the Supervisory Board are set out in the Corporate Governance Statement 2009. In order to safeguard the agreed board harmonisation with the Board of Reed Elsevier PLC, the Articles of Association of Reed Elsevier NV provide that a resolution of the General Shareholders' Meeting to appoint a member of the Executive or Supervisory Board other than in accordance with the proposal of the Combined Board shall require a majority of at least two-thirds of the votes cast if less than one-half of the company's issued capital is represented at the meeting. Given the still generally low attendance rate at shareholders' meetings in the Netherlands, the Boards believe that this qualified majority requirement is appropriate for this purpose.

> **Best practice provision IV.3.1:** It is considered impractical and unnecessary to provide access for shareholders to all meetings with analysts and all presentations to investors in real time. Price sensitive and other information relevant to shareholders is disclosed as required or as appropriate and made available on the website.

For further information on the application of the Dutch Code, see the Corporate Governance Statement of Reed Elsevier NV published on the Reed Elsevier website, www.reedelsevier.com.

Significant agreements – change of control

The governing agreement between Reed Elsevier NV and Reed Elsevier PLC states that upon a change of control of Reed Elsevier NV (for these purposes, the acquisition by a third party of 50% or more of the issued share capital having voting rights), should there not be a comparable offer from the offeror for Reed Elsevier PLC, Reed Elsevier PLC may serve notice upon Reed Elsevier NV varying certain provisions of the governing agreement, including the governance and the standstill provisions.

There are a number of borrowing agreements including credit facilities that in the event of a change of control of both Reed Elsevier NV and Reed Elsevier PLC and, in some cases, a consequential credit rating downgrade to sub-investment grade may, at the option of the lenders, require repayment and/or cancellation as appropriate.

Directors

The following individuals served as members of the Supervisory and Executive Boards during the year:

The Supervisory Board

A Habgood (Chairman – appointed 1 June 2009)
G de Boer-Kruyt
M Elliott
L Hook
M van Lier Lels (appointed 13 January 2010)
R Polet
D Reid
Lord Sharman of Redlynch OBE
B van der Veer (appointed 3 September 2009)
J Hommen (Chairman – resigned 22 April 2009)

The Executive Board

E Engstrom (Chairman and Chief Executive Officer from 11 November 2009)
I Smith (Chairman and Chief Executive Officer, appointed 22 April 2009, resigned 11 November 2009)
Sir Crispin Davis (Chairman and Chief Executive Officer, retired 19 March 2009)
M Armour (Chief Financial Officer)
A Prozes

Biographical details of the directors at the date of this report are given on pages 50 and 51. Details of the remuneration of the members of the Executive Board and of the Supervisory Board and their interests in the share capital of the company are provided in the Directors' Remuneration Report on pages 62 to 78.

Report of the Supervisory Board and the Executive Board continued

Financial statements and accounting records
The financial statements provide a true and fair view of the state of affairs of the company and the group as of 31 December 2009 and of the profit or loss in 2009. In preparing the financial statements, the Supervisory Board and the Executive Board ensure that suitable accounting policies, consistently applied and supported by reasonable judgements and estimates, have been used and applicable accounting standards have been followed. The Boards are responsible for keeping proper accounting records, which disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the law. The Boards have general responsibility for taking reasonable steps to safeguard the assets of the company and to prevent and detect fraud and other irregularities.

Internal control
As required under sections II.1.4. and II.1.5. of the Dutch Code, the Audit Committee and the Combined Board have reviewed the effectiveness of the systems of internal control and risk management during the last financial year. The outcome of this review has been discussed with the external auditors. The Combined Board confirmed that as regards financial reporting, the risk management and control systems provide reasonable assurance against material inaccuracies or loss and have functioned properly during the financial year.

Directors' responsibility statement
The Combined Board confirms, to the best of its knowledge, that:

> the consolidated financial statements, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and as adopted by the European Union, give a true and fair view of the financial position and profit or loss of the group; and

> the Report of the Supervisory Board and the Executive Board includes a fair review of the development and performance of the business during the financial year and the position of the group as at 31 December 2009 together with a description of the principal risks and uncertainties that it faces.

Neither the company nor the directors accept any liability to any person in relation to the Annual Report except to the extent that such liability arises under Dutch law.

Disclosure of information to auditors
As part of the process of approving the company's 2009 financial statements, the Supervisory and the Executive Boards and its members have taken steps to ensure that all relevant information was provided to the company's auditors and so far as the boards are aware, there is no relevant audit information of which the company's auditors are unaware.

Going concern
The Combined Board, having made appropriate enquiries, considers that adequate resources exist for the combined businesses to continue in operational existence for the foreseeable future and that, therefore, it is appropriate to adopt the going concern basis in preparing the 2009 financial statements. In reaching this conclusion, the Combined Board has had due regard to the combined businesses' financial position as at 31 December 2009, the strong free cash flow of the combined businesses, Reed Elsevier's ability to access capital markets and the principal risks facing Reed Elsevier.

A commentary on the Reed Elsevier combined businesses' cash flows, financial position and liquidity for the year ended 31 December 2009 is set out in the Chief Financial Officer's Report on pages 38 and 39. This shows that after taking account of available cash resources and committed bank facilities that back up short term borrowings none of Reed Elsevier's borrowings fall due within the next two years. Reed Elsevier's policies on liquidity, capital management and management of risks relating to interest rate, foreign exchange and credit exposures are set out on pages 42 and 43. Further information on liquidity of the combined businesses can be found in note 19 of the combined financial statements. The principal risks facing Reed Elsevier are set out on pages 47 and 48.

Auditors
Resolutions for the re-appointment of Deloitte Accountants BV as auditors of the company and authorising the Supervisory Board to fix their remuneration will be submitted to the forthcoming Annual General Meeting.

Signed by:

The Supervisory Board
A Habgood (Chairman – appointed 1 June 2009)
G de Boer-Kruyt
M Elliott
L Hook
M van Lier Lels (appointed 13 January 2010)
R Polet
D Reid
Lord Sharman of Redlynch OBE
B van der Veer (appointed 3 September 2009)

The Executive Board
E Engstrom (Chairman and Chief Executive Officer from 11 November 200
M Armour (Chief Financial Officer)
A Prozes

Registered office
Radarweg 29
1043 NX The Netherlands

Chamber of Commerce Amsterdam
Register file No: 33155037
17 February 2010

Consolidated income statement

For the year ended 31 December	Note	2009 €m	2008 €m
Administrative expenses	2	**(2)**	(3)
Share of results of joint ventures	11	**197**	239
Operating profit		**195**	236
Finance income	5	**22**	77
Profit before tax		**217**	313
Taxation	6	**2**	(19)
Profit attributable to ordinary shareholders		**219**	294

Consolidated statement of comprehensive income

For the year ended 31 December	2009 €m	2008 €m
Profit attributable to ordinary shareholders	**219**	294
Share of joint ventures' other comprehensive income/(expense) for the year	**42**	(232)
Total comprehensive income for the year	**261**	62

Earnings per ordinary share

For the year ended 31 December	Note	2009 €	2008 €
Basic earnings per share			
From continuing operations of the combined businesses	8	**€0.32**	€0.43
From discontinued operations of the combined businesses	8	**–**	€0.01
From total operations of the combined businesses	8	**€0.32**	€0.44
Diluted earnings per share			
From continuing operations of the combined businesses	8	**€0.31**	€0.43
From discontinued operations of the combined businesses	8	**–**	€0.01
From total operations of the combined businesses	8	**€0.31**	€0.44

Consolidated statement of cash flows

For the year ended 31 December	Note	2009 €m	2008 €m
Cash flows from operating activities			
Cash used by operations	10	**(2)**	(2)
Interest received		**24**	78
Tax paid		**(8)**	(17)
Net cash from operating activities		**14**	59
Cash flows from investing activities			
Dividends received from joint ventures		**–**	1,200
Increase in investment in joint ventures		**(531)**	–
Net cash (used in)/from investing activities		**(531)**	1,200
Cash flows from financing activities			
Equity dividends paid	7	**(260)**	(1,569)
Proceeds on issue of ordinary shares		**470**	27
Purchase of treasury shares		**–**	(25)
Decrease in net funding balances due from joint ventures	10	**298**	311
Net cash from/(used in) financing activities		**508**	(1,256)
Movement in cash and cash equivalents		**(9)**	3

Consolidated statement of financial position

As at 31 December	Note	**2009 €m**	2008 €m
Non-current assets			
Investments in joint ventures	11	**1,031**	551
Current assets			
Amounts due from joint ventures		**2**	4
Cash and cash equivalents		**3**	12
		5	16
Total assets		**1,036**	567
Current liabilities			
Payables	12	**10**	10
Taxation		**56**	66
Total liabilities		**66**	76
Net assets		**970**	491
Capital and reserves			
Share capital issued	13	**53**	49
Paid-in surplus	14	**2,168**	1,712
Shares held in treasury (including in joint ventures)	15	**(434)**	(477)
Translation reserve	16	**(153)**	(138)
Other reserves	17	**(664)**	(655)
Total equity		**970**	491

Consolidated statement of changes in equity

	Note	**Share capital €m**	**Paid-in surplus €m**	**Shares held in treasury €m**	**Translation reserve €m**	**Other reserves €m**	**Total equity €m**
Balance at 1 January 2009		**49**	**1,712**	**(477)**	**(138)**	**(655)**	**491**
Total comprehensive income for the year		**–**	**–**	**–**	**(25)**	**286**	**261**
Equity dividends declared	7	**–**	**–**	**–**	**–**	**(260)**	**(260)**
Issue of ordinary shares, net of expenses		**4**	**456**	**21**	**–**	**(11)**	**470**
Share of joint ventures' settlement of share awards by employee benefit trust		**–**	**–**	**32**	**–**	**(34)**	**(2)**
Share of joint ventures' increase in share based remuneration reserve		**–**	**–**	**–**	**–**	**10**	**10**
Exchange translation differences		**–**	**–**	**(10)**	**10**	**–**	**–**
Balance at 31 December 2009		**53**	**2,168**	**(434)**	**(153)**	**(664)**	**970**

	Note	Share capital €m	Paid-in surplus €m	Shares held in treasury €m	Translation reserve €m	Other reserves €m	Total equity €m
Balance at 1 January 2008		49	1,685	(459)	(159)	900	2,016
Total comprehensive income for the year		–	–	–	57	5	62
Equity dividends declared	7	–	–	–	–	(1,569)	(1,569)
Issue of ordinary shares, net of expenses		–	27	–	–	–	27
Increase in shares held in treasury (including joint ventures)	15	–	–	(59)	–	–	(59)
Share of joint ventures' settlement of share awards by employee benefit trust		–	–	5	–	(5)	–
Share of joint ventures' increase in share based remuneration reserve		–	–	–	–	29	29
Equalisation adjustments		–	–	–	–	(15)	(15)
Exchange translation differences		–	–	36	(36)	–	–
Balance at 31 December 2008		49	1,712	(477)	(138)	(655)	491

Group accounting policies

These consolidated financial statements, which have been prepared under the historic cost convention, report the consolidated statements of income, cash flow and financial position of Reed Elsevier NV. Unless otherwise indicated, all amounts shown in the financial statements are in millions of euros.

As required by a regulation adopted by the European Parliament, the consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements are prepared on a going concern basis, as explained on page 165.

The Reed Elsevier combined financial statements presented in pounds sterling on pages 82 to 122 form an integral part of the notes to Reed Elsevier NV's statutory financial statements. The primary combined financial statements and selected notes are presented in euros on pages 123 to 137.

As a consequence of the merger of the company's businesses with those of Reed Elsevier PLC, described on page 56, the shareholders of Reed Elsevier NV and Reed Elsevier PLC can be regarded as having the interests of a single economic group, enjoying substantially equivalent ordinary dividend and capital rights in the earnings and net assets of the Reed Elsevier combined businesses.

The Reed Elsevier NV consolidated financial statements are presented incorporating Reed Elsevier NV's investments in the Reed Elsevier combined businesses accounted for using the equity method, as adjusted for the effects of the equalisation arrangement between Reed Elsevier NV and Reed Elsevier PLC. The arrangement lays down the distribution of dividends and net assets in such a way that Reed Elsevier NV's share in the profit and net assets of the Reed Elsevier combined businesses equals 50%, with all settlements accruing to shareholders from the equalisation arrangements taken directly to reserves. Further detail is provided in note 1.

Because the dividend paid to shareholders by Reed Elsevier NV is equivalent to the Reed Elsevier PLC dividend plus, other than in special circumstances, the UK tax credit received by certain Reed Elsevier PLC shareholders, Reed Elsevier NV normally distributes a higher proportion of the combined profit attributable than Reed Elsevier PLC. Reed Elsevier PLC's share in this difference in dividend distributions is settled with Reed Elsevier NV and is credited directly to consolidated reserves under equalisation. Reed Elsevier NV can pay a nominal dividend on its R shares held by a subsidiary of Reed Elsevier PLC that is lower than the dividend on the ordinary shares. Equally, Reed Elsevier NV has the possibility to receive dividends directly from Dutch affiliates. Reed Elsevier PLC is compensated by direct dividend payments by Reed Elsevier Group plc. The settlements flowing from these arrangements are also taken directly to consolidated reserves under equalisation.

Parent company financial statements
In accordance with 2:402 of the Dutch Civil Code, the parent company financial statements only contain an abridged profit and loss account.

Combined financial statements
The accounting policies adopted in the preparation of the combined financial statements are set out on pages 86 to 90.

These include policies in relation to intangible assets. Such assets are amortised over their estimated useful economic lives which, due to their longevity, may be for periods in excess of five years.

Basis of valuation of assets and liabilities
Reed Elsevier NV's 50% economic interest in the net assets of the combined businesses has been shown on the consolidated statement of financial position as investments in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV. Joint ventures are accounted for using the equity method.

Cash and cash equivalents are stated at fair value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Foreign exchange translation
Transactions in foreign currencies are recorded at the rate of exchange prevailing on the date of the transaction. At each statement of financial position date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rate prevailing on the statement of financial position date. Exchange differences arising are recorded in the income statement. The gains or losses relating to the retranslation of Reed Elsevier NV's 50% interest in the net assets of the combined businesses are classified as equity and transferred to the translation reserve.

When foreign operations are disposed of, the related cumulative translation differences are recognised within the income statement in the period.

Taxation
The tax expense represents the sum of the tax payable on the current year taxable profits, adjustments in respect of prior year taxable profits and the movements on deferred tax that are recognised in the income statement. Tax arising in joint ventures is included in the share of results of joint ventures.

The tax payable on current year taxable profits is calculated using the applicable tax rate that has been enacted, or substantively enacted, by the statement of financial position date.

Group accounting policies continued

Deferred tax is the tax arising on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that, based on current forecasts, it is probable that taxable profits will be available against which deductible temporary differences can be utilised.

Deferred tax is calculated using tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Full provision is made for deferred tax which would become payable on the distribution of retained profits from foreign subsidiaries, associates or joint ventures.

Movements in deferred tax are charged and credited in the income statement, except when they relate to items charged or credited directly to equity, in which case the deferred tax is also recognised in equity.

Critical judgements and key sources of estimation uncertainty
Critical judgements in the preparation of the combined financial statements are set out on page 89.

Standards, amendments and interpretations not yet effective
Recently issued standards, amendments and interpretations and their impact on future accounting policies and reporting have been considered on page 90 of the combined financial statements and are not expected to have a significant impact on the consolidated financial statements.

Notes to the consolidated financial statements
for the year ended 31 December 2009

1 Basis of preparation

The consolidated financial statements of Reed Elsevier NV reflect the 50% economic interest that its shareholders have under the equalisation arrangements in the Reed Elsevier combined businesses, accounted for on an equity basis.

The Reed Elsevier combined financial statements are presented in pounds sterling, which is the functional currency of Reed Elsevier Group plc, a UK registered company which owns the publishing and information businesses of Reed Elsevier. The following analysis presents how the consolidated financial statements of Reed Elsevier NV, presented in euros, are derived from the Reed Elsevier combined financial statements.

Reed Elsevier NV consolidated profit attributable to ordinary shareholders	Note	**2009**	2008
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling		**£391m**	£476m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in pounds sterling translated into euros at average exchange rates		**€438m**	€600m
Impact of exchange translation differences	(i)	**–**	(€13)m
Reed Elsevier combined businesses net profit attributable to parent company shareholders in euros		**€438m**	€587m
Reed Elsevier NV's 50% share of combined net profit attributable to ordinary shareholders		**€219m**	€294m

(i) The combined financial statements for the year ended 31 December 2008 included gains on disposal of discontinued operations which, due to their individual significance, were translated using exchange rates prevailing on the date of the transaction rather than the average exchange rates for the year. The gains on disposal also included cumulative currency translation losses since adoption of IFRS previously taken to reserves. Consequently, the gains expressed in euros were €13m lower than the amounts derived by translating the gains expressed in sterling at average euro:sterling exchange rates.

Reed Elsevier NV consolidated total equity	**2009**	2008
Reed Elsevier combined shareholders' equity in pounds sterling	**£1,732m**	£953m
Reed Elsevier combined shareholders' equity in pounds sterling translated into euros at year end exchange rates	**€1,940m**	€982m
Reed Elsevier NV's 50% share of combined equity	**€970m**	€491m

2 Administrative expenses

Administrative expenses are stated after the gross remuneration for present and former directors of Reed Elsevier NV in respect of services rendered to Reed Elsevier NV and the combined businesses. Fees for members of the Supervisory Board of Reed Elsevier NV of €0.2m (2008: €0.2m) are included in gross remuneration. Insofar as gross remuneration is related to services rendered to Reed Elsevier Group plc group and Elsevier Reed Finance BV group, it is borne by these groups. Reed Elsevier NV has no employees (2008: nil).

3 Auditors' remuneration

Audit fees payable by Reed Elsevier NV were €48,000 (2008: €48,000). Further information on the audit and non-audit fees paid by the Reed Elsevier combined businesses to Deloitte Accountants B.V. and its associates is set out in note 4 to the combined financial statements.

Notes to the consolidated financial statements

for the year ended 31 December 2009

4 Related party transactions

All transactions with joint ventures, which are related parties of Reed Elsevier NV, are reflected in these financial statements. Key management personnel are also related parties and comprise the members of the Executive Board of Reed Elsevier NV. Transactions with key management personnel are set out in note 34 to the combined financial statements.

5 Finance income

	2009 €m	2008 €m
Finance income from joint ventures	**22**	77

6 Taxation

A reconciliation of the notional tax charge based on the applicable rate of tax to the actual total tax expense is set out below.

	2009 €m	2008 €m
Profit before tax	**217**	313
Tax at applicable rate: 25.5% (2008: 25.5%)	**55**	80
Tax at applicable rate on share of results of joint ventures	**(50)**	(61)
Other	**(7)**	–
Tax (credit)/expense	**(2)**	19

7 Equity dividends

Ordinary dividends declared in the year	**2009 €**	2008 €	**2009 €m**	2008 €m
Ordinary shares				
Final for prior financial year	**€0.290**	€0.311	**185**	198
Interim for financial year	**€0.107**	€0.114	**75**	72
Total	**€0.397**	€0.425	**260**	270
R shares	**–**	–	**–**	–

The directors of Reed Elsevier NV have proposed a final dividend of €0.293 (2008: €0.290). The cost of funding the proposed final dividend is expected to be €205m. No liability has been recognised at the statement of financial position date.

Ordinary dividends paid and proposed relating to the financial year	**2009 €**	2008 €
Ordinary shares		
Interim (paid)	**€0.107**	€0.114
Final (proposed)	**€0.293**	€0.290
Total	**€0.400**	€0.404
R shares	**–**	–

On 18 January 2008, the company paid a special distribution of €1.767 per ordinary share from the net proceeds of the disposal of the Education division. The distribution of €1,299m was recognised when paid.

Notes to the consolidated financial statements
for the year ended 31 December 2009

8 Earnings per ordinary share ("EPS")

	2009			2008		
	Weighted average number of shares (millions)	**Earnings €m**	**EPS €**	Weighted average number of shares (millions)	Earnings €m	EPS €
Basic earnings per share						
From continuing operations of the combined businesses	**693.9**	**219**	**€0.32**	669.0	289	€0.43
From discontinued operations of the combined businesses	**693.9**	**–**	**–**	669.0	5	€0.01
From total operations of the combined businesses	**693.9**	**219**	**€0.32**	669.0	294	€0.44
Diluted earnings per share						
From continuing operations of the combined businesses	**698.7**	**219**	**€0.31**	674.9	289	€0.43
From discontinued operations of the combined businesses	**698.7**	**–**	**–**	674.9	5	€0.01
From total operations of the combined businesses	**698.7**	**219**	**€0.31**	674.9	294	€0.44

The diluted EPS figures are calculated after taking account of the effect of potential additional ordinary shares arising from share options and conditional shares.

The weighted average number of shares takes into account the R shares and is after deducting shares held in treasury. Movements in the number of shares in issue net of treasury shares for the year ended 31 December 2009 are shown below.

	Year ended 31 December			
Number of ordinary shares	**Shares in issue (millions)**	**Treasury shares (millions)**	**2009 Shares in issue net of treasury shares (millions)**	2008 Shares in issue net of treasury shares (millions)
At start of year	**660.6**	**(35.2)**	**625.4**	724.9
Share consolidation	**–**	**–**	**–**	(97.4)
Issue of ordinary shares	**63.1**	**–**	**63.1**	2.4
Share repurchases	**–**	**–**	**–**	(2.1)
Net release/(purchase) of shares by employee benefit trust	**–**	**3.0**	**3.0**	(2.4)
At end of year	**723.7**	**(32.2)**	**691.5**	625.4
Weighted average number of equivalent ordinary shares during the year			**693.9**	669.0

The average number of equivalent ordinary shares takes into account the R shares in the company held by a subsidiary of Reed Elsevier PLC, which represents a 5.8% interest in the company's share capital.

Notes to the consolidated financial statements
for the year ended 31 December 2009

9 Adjusted figures

Adjusted profit and earnings per share figures are used by management as additional performance measures. The adjusted figures are derived as follows:

	Profit attributable to ordinary shares		Basic earnings ordinary shares	
Earnings per share from the total operations of the combined businesses	**2009 €m**	2008 €m	**2009 €**	2008 €
Reported figures	**219**	294	**€0.32**	€0.44
Share of adjustments in joint ventures:				
Amortisation of acquired intangible assets	**230**	201	**€0.33**	€0.30
Impairment of acquired intangible assets and goodwill	**76**	5	**€0.11**	€0.01
Exceptional restructuring costs	**75**	70	**€0.10**	€0.10
Acquisition related costs	**19**	19	**€0.03**	€0.03
Disposals and other non operating items	**(13)**	34	**€(0.02)**	€0.05
Deferred tax adjustments	**(56)**	(43)	**€(0.08)**	€(0.06)
Adjusted figures	**550**	580	**€0.79**	€0.87

10 Statement of cash flows

Reconciliation of administrative expenses to cash used by operations	**2009 €m**	2008 €m
Administrative expenses	**(2)**	(3)
Net movement in payables	**–**	1
Cash used by operations	**(2)**	(2)

Reconciliation of net funding balances due from joint ventures	**2009 €m**	2008 €m
At start of year	**1,553**	1,864
Cash flow	**(298)**	(311)
At end of year	**1,255**	1,553

Notes to the consolidated financial statements
for the year ended 31 December 2009

11 Investments in joint ventures

	2009 €m	2008 €m
Share of results of joint ventures	**197**	239
Share of joint ventures':		
Net expense recognised directly in equity	**(6)**	(250)
Cumulative exchange differences on disposal of foreign operations	**–**	27
Cumulative fair value movements on disposal of available for sale investments	**1**	–
Transfer to net profit from hedge reserve	**47**	(9)
Purchases of treasury shares by employee benefit trust	**–**	(34)
Increase in share based remuneration reserve	**10**	29
Settlement of share awards by employee benefit trust	**(2)**	–
Equalisation adjustments	**–**	(15)
Dividends received from joint ventures	**–**	(1,200)
Increase in investment in joint ventures	**531**	–
Increase in net funding balances due from joint ventures	**(298)**	(311)
Net movement in the year	**480**	(1,524)
At start of year	**551**	2,075
At end of year	**1,031**	551

Summarised information showing total amounts in respect of joint ventures and Reed Elsevier NV shareholders' 50% share is set out below:

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2009 €m	2008 €m	2009 €m	2008 €m
Revenue	**6,800**	6,721	**3,400**	3,361
Net profit for the year	**442**	592	**197**	239

Reed Elsevier NV's share of joint ventures' net profit attributable to parent company shareholders for the year excludes the net profit that arose directly in Reed Elsevier NV of €22m (2008: €55m).

	Total joint ventures		Reed Elsevier NV shareholders' share	
	2009 €m	2008 €m	2009 €m	2008 €m
Total assets	**12,694**	13,251	**6,342**	6,610
Total liabilities	**(10,724)**	(12,241)	**(6,566)**	(7,612)
Net assets/(liabilities)	**1,970**	1,010	**(224)**	(1,002)
Attributable to:				
Joint ventures	**1,940**	981	**(224)**	(1,002)
Non-controlling interests	**30**	29	**–**	–
	1,970	1,010	**(224)**	(1,002)
Net funding balances due from joint ventures			**1,255**	1,553
Total			**1,031**	551

The above amounts exclude assets and liabilities held directly by Reed Elsevier NV and include the counterparty balances of amounts owed to and by other Reed Elsevier businesses. Included within Reed Elsevier NV's share of assets and liabilities are cash and cash equivalents of €408m (2008: €181m) and borrowings of €2,625m (2008: €3,153m) respectively.

12 Payables

Included within payables are employee convertible debenture loans of €10m (2008: €10m) with a weighted average interest rate of 4.04% (2008: 5.28%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

Notes to the consolidated financial statements
for the year ended 31 December 2009

13 Share capital

Authorised	No. of shares	€m
Ordinary shares of €0.07 each	**1,800,000,000**	**126**
R shares of €0.70 each	**26,000,000**	**18**
Total		**144**

Issued and fully paid	R shares Number	Ordinary shares Number	R shares €m	Ordinary shares €m	Total €m
At 1 January 2008	4,679,249	760,250,364	3	46	49
Share consolidation	(628,529)	(102,123,146)	–	–	–
Issue of ordinary shares	–	2,502,244	–	–	–
At 1 January 2009	4,050,720	660,629,462	3	46	49
Issue of ordinary shares	252,459	63,063,439	–	4	4
At 31 December 2009	**4,303,179**	**723,692,901**	**3**	**50**	**53**

The issue of shares relates to the exercise of share options and the share placing in 2009. Details of share option and conditional share schemes are set out in note 7 to the Reed Elsevier combined financial statements.

A share placing was announced on 30 July 2009 for up to 63,030,989 new ordinary shares representing approximately 9.9% of the company's share capital prior to the placing. The shares were fully subscribed at a price of €7.08 per share, raising €441m net of issue costs of €5m. The excess of the net proceeds received over the nominal value of the share capital issued has been credited to paid-in surplus. 252,459 new R shares were also issued for total proceeds of €18m.

On 7 January 2008 the existing ordinary shares of €0.06 each were consolidated into new ordinary shares of €0.07 each on the basis of 58 new ordinary shares for every 67 existing ordinary shares. The existing R shares of €0.60 were consolidated on a similar basis into new R shares of €0.70.

Details of shares held in treasury are provided in note 15.

At 31 December 2009 4,303,179 R shares were held by a subsidiary of Reed Elsevier PLC. The R shares are convertible at the election of the holders into ten ordinary shares each and each R share carries an entitlement to cast ten votes. They have otherwise the same rights as the ordinary shares, except that Reed Elsevier NV may pay a lower dividend on the R shares.

14 Paid-in surplus

	2009 €m	2008 €m
At start of year	**1,712**	1,685
Issue of ordinary shares	**456**	27
At end of year	**2,168**	1,712

Within paid-in surplus, an amount of €1,991m (2008: €1,535m) is free of tax.

15 Shares held in treasury

	2009 €m	2008 €m
At start of year	**477**	459
Share repurchases	**–**	25
Release of R shares from treasury	**(21)**	–
Share of joint ventures' employee benefit trust purchases	**–**	34
Share of joint ventures' settlement of share awards by employee benefit trust	**(32)**	(5)
Exchange translation differences	**10**	(36)
At end of year	**434**	477

Further details of shares held in treasury are provided in note 31 to the Reed Elsevier combined financial statements.

Notes to the consolidated financial statements

for the year ended 31 December 2009

16 Translation reserve

	2009 €m	2008 €m
At start of year	**(138)**	(159)
Share of joint ventures' exchange differences on translation of foreign operations	**(25)**	30
Exchange translation differences on capital and reserves	**10**	(36)
Share of joint ventures' cumulative exchange differences on disposal of foreign operations	**–**	27
At end of year	**(153)**	(138)

17 Other reserves

	2009 €m	2008 €m
At start of year	**(655)**	900
Profit attributable to ordinary shareholders	**219**	294
Issue of ordinary shares, net of expenses	**(11)**	–
Share of joint ventures':		
Actuarial gains/(losses) on defined benefit pension schemes	**4**	(219)
Fair value movements on available for sale investments	**–**	(6)
Cumulative fair value movements on disposal of available for sale investments	**1**	–
Fair value movements on cash flow hedges	**29**	(153)
Tax recognised directly in equity	**(14)**	98
Increase in share based remuneration reserve	**10**	29
Settlement of share awards by employee benefit trust	**(34)**	(5)
Transfer to net profit from hedge reserve	**47**	(9)
Equalisation adjustments	**–**	(15)
Equity dividends declared	**(260)**	(1,569)
At end of year	**(664)**	(655)

18 Contingent liabilities

There are contingent liabilities in respect of borrowings of joint ventures guaranteed by Reed Elsevier NV as follows:

	2009 €m	2008 €m
Guaranteed jointly and severally with Reed Elsevier PLC	**4,913**	5,917

Financial instruments disclosures in respect of the borrowings covered by the above guarantees are given in note 19 to the Reed Elsevier combined financial statements.

Notes to the consolidated financial statements
for the year ended 31 December 2009

19 Principal joint ventures

		% holding
Reed Elsevier Group plc		
Incorporated and operating in Great Britain	£14,634 ordinary R shares	–
1-3 Strand	£14,634 ordinary E shares	100%
London WC2N 5JR	£100,000 7.5% cumulative preference non-voting shares	–
Holding company for operating businesses involved in science & medical, legal and business publishing and organisation of trade exhibitions	Equivalent to a 50% equity interest	
Elsevier Reed Finance BV		
Incorporated in the Netherlands	133 ordinary R shares	–
Radarweg 29	205 ordinary E shares	100%
1043 NX Amsterdam, the Netherlands		
Holding company for financing businesses	Equivalent to a 61% equity interest	

The R shares in Reed Elsevier Group plc and Elsevier Reed Finance BV and the non-voting preference shares in Reed Elsevier Group plc are owned by Reed Elsevier PLC.

In addition, Reed Elsevier NV holds shares with special dividend rights in Reed Elsevier Overseas BV, a subsidiary of Reed Elsevier Group plc with registered offices in Amsterdam. These shares are included in the amount shown under investments in joint ventures and enable Reed Elsevier NV to receive dividends from companies within the same tax jurisdiction.

A list of companies within Reed Elsevier is filed with the Amsterdam Chamber of Commerce in the Netherlands.

20 Approval of financial statements

The consolidated financial statements were signed and authorised for issue by the Combined Board of directors on 17 February 2010.

A J Habgood
Chairman of the Supervisory Board
and the Combined Board

M H Armour
Chief Financial Officer

Independent auditors' report on the consolidated financial statements to the shareholders of Reed Elsevier NV

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements 2009 which are part of the financial statements of Reed Elsevier NV, Amsterdam, which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows, the consolidated statement of financial position, the consolidated statement of changes in equity, a summary of significant accounting policies and other explanatory notes, as set out in pages 166 to 177.

Management's responsibility

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Supervisory Board and the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2009, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Supervisory Board and the Executive Board is consistent with the consolidated financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
17 February 2010

Parent company profit and loss account

For the year ended 31 December	2009 €m	2008 €m
Administrative expenses	**(2)**	(3)
Dividends received from joint ventures	**–**	1,200
Finance income from joint ventures	**22**	77
Taxation	**2**	(19)
Profit attributable to ordinary shareholders	**22**	1,255

Parent company balance sheet

As at 31 December	Note	2009 €m	2008 €m
Fixed assets			
Investments in joint ventures		**2,871**	2,330
Current assets			
Amounts due from joint ventures – funding		**1,255**	1,553
Amounts due from joint ventures – other		**2**	4
		1,257	1,557
Cash		**3**	12
		1,260	1,569
Creditors: amounts falling due within one year			
Taxation		**(56)**	(66)
Other creditors	1	**(10)**	(10)
		(66)	(76)
Net current assets		**1,194**	1,493
Net assets		**4,065**	3,823
Capital and reserves			
Share capital issued		**53**	49
Paid-in surplus		**2,168**	1,712
Shares held in treasury		**(336)**	(357)
Other reserves		**179**	169
Reserves		**2,001**	2,250
Shareholders' funds		**4,065**	3,823

The parent company financial statements were signed and authorised for issue by the Combined Board of directors on 17 February 2010.

A J Habgood
Chairman of the Supervisory Board

M H Armour
Chief Financial Officer

Parent company reconciliation of shareholders' funds

	Share capital issued €m	Paid-in surplus[(i)] €m	Shares held in treasury €m	Other reserves[(iii)] €m	Reserves €m	Total €m
At 1 January 2008	49	1,685	(332)	139	2,564	4,105
Profit attributable to ordinary shareholders	–	–	–	–	1,255	1,255
Equity dividends paid	–	–	–	–	(1,569)	(1,569)
Purchase of shares	–	–	(25)	–	–	(25)
Issue of shares, net of expenses	–	27	–	–	–	27
Equity instruments granted to employees of combined businesses	–	–	–	30	–	30
At 1 January 2009	**49**	**1,712**	**(357)**	**169**	**2,250**	**3,823**
Profit attributable to ordinary shareholders	**–**	**–**	**–**	**–**	**22**	**22**
Equity dividends paid	**–**	**–**	**–**	**–**	**(260)**	**(260)**
Release of shares	**–**	**–**	**21**	**–**	**–**	**21**
Issue of shares, net of expenses	**4**	**456**	**–**	**–**	**(11)**	**449**
Equity instruments granted to employees of combined businesses	**–**	**–**	**–**	**10**	**–**	**10**
At 31 December 2009	**53**	**2,168**	**(336)**	**179**	**2,001**	**4,065**

(i) Within paid-in surplus, an amount of €1,991m (2008: €1,535m) is free of tax.

(ii) Free reserves of the company at 31 December 2009 were €3,833m (2008: €3,605m), comprising reserves and paid-in surplus less shares held in treasury.

(iii) Other reserves relate to equity instruments granted to employees of the combined businesses under share based remuneration arrangements. Other reserves do not form part of free reserves.

Parent company accounting policies

Basis of preparation
The parent company financial statements have been prepared under the historical cost convention. As permitted by 2:362 subsection 1 of the Dutch Civil Code for companies with international operations, the parent company financial statements have been prepared in accordance with UK Generally Accepted Accounting Practice (GAAP) ensuring consistency. The financial information relating to the company is recognised in the consolidated financial statements. In accordance with 2:402 of The Netherlands Civil Code, the parent company financial statements only contain an abridged profit and loss account.

The parent company financial statements are prepared on a going concern basis, as explained on page 165.

The Reed Elsevier NV accounting policies under UK GAAP are set out below.

Investments
Fixed asset investments in the combined businesses are stated at cost, less provision, if appropriate, for any impairment in value. The fair value of the award of share options and conditional shares over Reed Elsevier NV ordinary shares to employees of the Reed Elsevier combined businesses are treated as a capital contribution.

Principal joint ventures are set out in note 19 of the Reed Elsevier NV consolidated financial statements.

Short term investments are stated at the lower of cost and net realisable value. Other assets and liabilities are stated at historical cost, less provision, if appropriate, for any impairment in value.

Shares held in treasury
The amount of consideration paid, including directly attributable costs for shares repurchased, is recognised as shares held in treasury and presented as a deduction from total equity.

Foreign exchange translation
Transactions entered into in foreign currencies are recorded at the exchange rates applicable at the time of the transaction.

Taxation
Deferred taxation is provided in full for timing differences using the liability method. Deferred tax assets are only recognised to the extent that they are considered recoverable in the short term. Deferred taxation balances are not discounted.

Notes to the parent company financial statements

1 Other creditors

Other creditors include €10m (2008: €10m) of employee convertible debenture loans with a weighted average interest rate of 4.04% (2008: 5.28%). Depending on the conversion terms, the surrender of €227 or €200 par value debenture loans qualifies for the acquisition of 50 Reed Elsevier NV ordinary shares.

2 Reconciliations to consolidated financial statements

A reconciliation of the parent company profit attributable to ordinary shareholders prepared under UK GAAP and the consolidated profit attributable to ordinary shareholders prepared under IFRS and presented under the equity method is provided below:

Year ended 31 December	**2009 €m**	2008 €m
Parent company profit attributable to ordinary shareholders	**22**	1,255
Share of results of joint ventures	**197**	239
Dividends received from joint ventures	**–**	(1,200)
Consolidated profit attributable to ordinary shareholders using the equity method	**219**	294

A reconciliation between the parent company shareholders' funds prepared under UK GAAP and the consolidated shareholders' funds prepared under IFRS and presented under the equity method is provided below:

As at 31 December	**2009 €m**	2008 €m
Parent company shareholders' funds	**4,065**	3,823
Cumulative share of results of joint ventures less cumulative dividends received from joint ventures	**(2,021)**	(2,218)
Cumulative currency translation adjustments	**(373)**	(358)
Cumulative equalisation and other adjustments	**178**	135
Share of treasury shares held by joint ventures' employee benefit trust	**(98)**	(120)
Share of IFRS adjustments in joint ventures	**(602)**	(602)
Equity instruments granted to employees of combined businesses	**(179)**	(169)
Consolidated shareholders' funds using the equity method	**970**	491

Independent auditors' report on the parent company financial statements to the shareholders of Reed Elsevier NV

Report on the company financial statements
We have audited the accompanying parent company financial statements 2009 which are part of the financial statements of Reed Elsevier NV, Amsterdam, which comprise the parent company balance sheet as at 31 December 2009, the parent company profit and loss account for the year then ended, the parent company reconciliation of shareholders' funds and the notes, as set out in pages 179 to 181.

Management's responsibility
Management is responsible for the preparation and fair presentation of the parent company financial statements in accordance with accounting practice generally accepted in the United Kingdom and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Supervisory Board and the Executive Board in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the parent company financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' responsibility
Our responsibility is to express an opinion on the parent company financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the parent company financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the parent company financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the parent company financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the parent company financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the parent company financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the parent company financial statements give a true and fair view of the financial position of Reed Elsevier NV as at 31 December 2009 and of its result for the year then ended in accordance with accounting practice generally accepted in the United Kingdom and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements
Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the Report of the Supervisory Board and the Executive Board is consistent with the company financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

Deloitte Accountants B.V.
J P M Hopmans
Amsterdam
The Netherlands
17 February 2010

Additional information

R shares

Reed Elsevier NV has two types of shares: ordinary shares of €0.07 nominal value and R shares of €0.70 nominal value. Each R share is convertible into 10 ordinary shares and is entitled to cast ten (10) votes. Otherwise it has the same rights as an ordinary share, except that Reed Elsevier may pay a lower dividend on it, but not less than 1% of the nominal value of an R share.

Profit allocation

The Articles of Association provide that distributions of dividend may only be made insofar as the company's equity exceeds the amount of the paid in capital, increased by the reserves which must be kept by virtue of the law and may be made in cash or in shares, at the proposal of the Combined Board. Distribution of dividends on ordinary shares and on the class R shares shall be made in proportion to the nominal value of each share. The Combined Board may resolve that the dividend to be paid on each class R share shall be lower than the dividend to be paid on each ordinary share, resolving at the same time what amount of dividend shall be paid on each ordinary share and each class R share, respectively.

Proposal for allocation of profit	**2009 €m**	2008 €m
Final dividend on ordinary shares for prior financial year	**185**	198
Interim dividend on ordinary shares for financial year	**75**	72
Special distribution	**–**	1,299
Dividend on R shares	**–**	–
Retained loss	**(238)**	(314)
	22	1,255

5 year summary

	Note	**2009 €m**	2008 €m	2007 €m	2006 €m	2005 €m
Combined financial information (IFRS)						
Revenue – continuing operations	2	**6,800**	6,721	6,693	6,628	6,227
Reported operating profit – continuing operations	2	**881**	1,135	1,296	1,231	1,098
Adjusted operating profit – continuing operations	2	**1,758**	1,737	1,660	1,589	1,432
Reported profit attributable to shareholders – total operations		**438**	587	1,709	916	675
Adjusted profit attributable to shareholders – total operations		**1,099**	1,159	1,244	1,170	1,101
Reed Elsevier NV consolidated financial information (IFRS)						
Reported profit attributable to shareholders		**219**	294	855	458	338
Adjusted profit attributable to shareholders		**550**	580	622	585	551
Reported earnings per ordinary share (€)		**€0.32**	€0.44	€1.10	€0.59	€0.43
Adjusted earnings per ordinary share (€)		**€0.79**	€0.87	€0.80	€0.76	€0.70
Dividend per ordinary share (€)	3	**€0.400**	€0.404	€0.425	€0.406	€0.359

(1) Adjusted figures are presented as additional performance measures used by management and are stated before amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, and in respect of attributable profit, reflect a tax rate that excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Acquisition related costs and profit and loss from disposals and other non operating items are also excluded from the adjusted figures.

(2) Revenue, reported operating profit and adjusted operating profit are presented for continuing operations. Net profit from discontinued operations is included in profit attributable to shareholders.

(3) Dividend per ordinary share is based on the interim dividend and proposed final dividend for the relevant year, and does not include the €1.767 per share special distribution in 2008.

Other information

Additional information for US Investors

Shareholder information

Principal operating locations

Reed Elsevier combined businesses

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier combined financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier combined financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

	Income statement		Statement of financial position	
Exchange rates for translation	**2009**	2008	**2009**	2008
US dollars to sterling	**1.57**	1.85	**1.62**	1.45

Combined income statement

For the year ended 31 December	**2009 US$m**	2008 US$m
Revenue – continuing operations	**9,531**	9,868
Operating profit – continuing operations	**1,236**	1,667
Profit before tax – continuing operations	**683**	1,141
Net profit from discontinued operations	**–**	33
Profit attributable to parent companies' shareholders – total operations	**614**	881
Adjusted operating profit – continuing operations	**2,465**	2,551
Adjusted profit before tax – continuing operations	**2,008**	2,229
Adjusted profit attributable to parent companies' shareholders – total operations	**1,542**	1,700

Reed Elsevier combined businesses

Combined statement of cash flows

For the year ended 31 December	2009 US$m	2008 US$m
Net cash from operating activities – continuing operations	**1,870**	1,957
Net cash used in investing activities – continuing operations	**(493)**	(4,257)
Net cash used in financing activities – continuing operations	**(904)**	(1,633)
Net cash used in discontinued operations	**–**	(89)
Increase/(decrease) in cash and cash equivalents	**473**	(4,022)
Movement in cash and cash equivalents		
At start of year	**544**	4,934
Increase/(decrease) in cash and cash equivalents	**473**	(4,022)
Exchange translation differences	**172**	(368)
At end of year	**1,189**	544
Adjusted operating cash flow – continuing operations	**2,446**	2,603

Combined statement of financial position

As at 31 December	2009 US$m	2008 US$m
Non-current assets	**14,186**	14,983
Current assets	**4,167**	3,601
Assets held for sale	**8**	71
Total assets	**18,361**	18,655
Current liabilities	**6,259**	5,957
Non-current liabilities	**9,244**	11,273
Liabilities associated with assets held for sale	**8**	3
Total liabilities	**15,511**	17,233
Net assets	**2,850**	1,422

Reed Elsevier PLC

Summary financial information in US dollars

Basis of preparation
The summary financial information is a simple translation of Reed Elsevier PLC's consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier PLC consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of sterling ($:£1)	2009 US$:£	2008 US$:£
Income statement	**1.57**	1.85
Statement of financial position	**1.62**	1.45

Consolidated income statement

For the year ended 31 December	2009 US$m	2008 US$m
Profit attributable to ordinary shareholders	**306**	446
Adjusted profit attributable to 52.9% interest in Reed Elsevier combined businesses	**815**	899
Share of joint ventures':		
Amortisation of acquired intangible assets	**(341)**	(311)
Impairment of acquired intangible assets and goodwill	**(113)**	(9)
Exceptional restructuring costs	**(110)**	(109)
Acquisition related costs	**(28)**	(30)
Disposals and other non operating items	**19**	(42)
Deferred tax adjustments	**83**	68
Profit attributable to 52.9% interest in Reed Elsevier combined businesses	**325**	466

Data per American Depositary Share (ADS)	2009 US$	2008 US$
Earnings per ADS based on 52.9% interest in Reed Elsevier combined businesses		
Adjusted	**$2.88**	$3.30
Basic	**$1.08**	$1.64
Net dividend per ADS declared in the year	**$1.28**	$7.47
Net dividend per ADS paid and proposed in relation to the financial year	**$1.28**	$1.50

Consolidated statement of financial position

As at 31 December	2009 US$m	2008 US$m
Shareholders' equity	**1,484**	731

Adjusted earnings per American Depositary Share is based on Reed Elsevier PLC shareholders' 52.9% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are additional performance measures used by management and are described in note 9 to the Reed Elsevier PLC consolidated financial statements.

Reed Elsevier PLC shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing four Reed Elsevier PLC ordinary shares. (CUSIP No. 758205207; trading symbol, RUK; Bank of New York is the ADR Depositary.)

Reed Elsevier NV

Summary financial information in US dollars

Basis of preparation

The summary financial information is a simple translation of the Reed Elsevier NV consolidated financial statements into US dollars at the stated rates of exchange. The financial information provided below is prepared under IFRS as used in the preparation of the Reed Elsevier NV consolidated financial statements. It does not represent a restatement under US GAAP which would be different in some significant respects.

Exchange rates for translation of euros ($:€1)	2009 US$:€	2008 US$:€
Income statement	**1.40**	1.47
Statement of financial position	**1.44**	1.41

Consolidated income statement

For the year ended 31 December	2009 US$m	2008 US$m
Adjusted profit attributable to ordinary shareholders	**770**	853
Share of joint ventures':		
Amortisation of acquired intangible assets	**(322)**	(296)
Impairment of acquired intangible assets and goodwill	**(106)**	(7)
Exceptional restructuring costs	**(105)**	(103)
Acquisition related costs	**(27)**	(28)
Disposals and other non operating items	**18**	(50)
Deferred tax adjustments	**79**	63
Profit attributable to ordinary shareholders	**307**	432

Data per American Depositary Share (ADS)	2009 US$	2008 US$
Earnings per ADS based on 50% interest in Reed Elsevier combined businesses		
Adjusted	**$2.21**	$2.56
Basic	**$0.90**	$1.29
Net dividend per ADS declared in the year	**$1.11**	$6.44
Net dividend per ADS paid and proposed in relation to the financial year	**$1.12**	$1.19

Consolidated statement of financial position

As at 31 December	2009 US$m	2008 US$m
Shareholders' equity	**1,403**	692

Adjusted earnings per American Depositary Share is based on Reed Elsevier NV shareholders' 50% share of the adjusted profit attributable of the Reed Elsevier combined businesses, which excludes amortisation and impairment of acquired intangible assets and goodwill, exceptional restructuring and acquisition related costs, disposals and other non operating items, related tax effects and movements in deferred tax assets and liabilities that are not expected to crystallise in the near term. Adjusted figures are additional performance measures used by management and are described in note 9 to the Reed Elsevier NV consolidated financial statements.

Reed Elsevier NV shares are quoted on the New York Stock Exchange and trading is in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs), representing two Reed Elsevier NV ordinary shares. (CUSIP No. 758204200; trading symbol, ENL; Bank of New York is the ADR Depositary.)

Shareholder information


Reed Elsevier
2010 financial calendar

Annual Reports and Financial Statements 2009
The Annual Reports and Financial Statements for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV for the year ended 31 December 2009 are available on the Reed Elsevier website, or from the registered offices of the respective parent companies shown on page 192. Additional financial information is also available on the Reed Elsevier website, including the Reed Elsevier combined financial statements in euros, Interim and Full Year Results announcements, Interim Management Statements and presentations.

Interim results
Reed Elsevier PLC and Reed Elsevier NV no longer publish interim results in hard copy. The interim results are available on the Reed Elsevier website.

Share price information
Reed Elsevier PLC's ordinary shares are quoted on the London Stock Exchange.

Reed Elsevier NV's ordinary shares are quoted on the Euronext Stock Exchange in Amsterdam.

The Reed Elsevier PLC and Reed Elsevier NV ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares (ADSs), evidenced by American Depositary Receipts (ADRs). Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

The Reed Elsevier PLC and Reed Elsevier NV ordinary share prices and the ADR prices may be obtained from the Reed Elsevier website, other online sources and the financial pages of many newspapers.



For further information visit
www.reedelsevier.com

Information for Reed Elsevier PLC ordinary shareholders

Shareholder services
The Reed Elsevier PLC ordinary share register is administered by Equiniti Limited. Enquiries concerning ordinary shareholdings in Reed Elsevier PLC and notification of change of personal details should be referred to Equiniti Limited at the address shown on page 192.

Electronic communications
Whilst hard copy shareholder communications continue to be available to those shareholders actively requesting them, in accordance with the Companies Act 2006 and its Articles of Association, Reed Elsevier PLC uses the Reed Elsevier website as the main method of communicating with shareholders. By registering their details online at www.shareview.co.uk, shareholders can be notified by email when shareholder communications are published on the website. The Shareview website also enables shareholders to view details of their own shareholding or electronically appoint a proxy to vote on their behalf on any poll that may be held at shareholder meetings.

Shareholders who hold their Reed Elsevier PLC shares through CREST may appoint proxies through the CREST electronic proxy appointment service for the forthcoming Annual General Meeting by using the procedures described in the CREST manual.

Dividend mandates
Shareholders can arrange to have their dividends paid directly into a UK bank or building society account. This method of payment reduces the risk of delay or loss of dividend cheques in the post and ensures the account is credited on the dividend payment date. A dividend mandate form can be obtained online at www.shareview.co.uk, or by contacting Equiniti at the address shown on page 192.

Equiniti has established a service for overseas shareholders in over 30 countries, which enables shareholders to have their dividends automatically converted from sterling and paid directly into their nominated bank account. Further details of this service, and the fees applicable, are available at www.shareview.co.uk or by contacting Equiniti at the address shown on page 192.

Dividend Reinvestment Plan
Shareholders can choose to reinvest dividends by purchasing further shares through the Dividend Reinvestment Plan ("DRIP"). A DRIP application form can be obtained online at www.shareview.co.uk/dividends, or by contacting Equiniti at the address shown on page 192.

Share dealing service
A telephone and internet dealing service is available through Reed Elsevier PLC's Registrar, which provides a simple way for UK-resident shareholders to buy or sell Reed Elsevier PLC shares. For telephone dealing call 08456 037 037 between 8.00am and 4.30pm, Monday to Friday, and for internet dealing log on to www.shareview.co.uk/dealing. You will need your shareholder account number shown on your dividend tax voucher.

Shareholder information continued

Individual savings accounts (ISA)
A single company ISA for Reed Elsevier PLC shares is available through Equiniti. Details may be obtained from www.shareview.co.uk/ISA, by writing to Equiniti at the address shown on page 192, or by calling their ISA helpline on 0845 300 0430.

ShareGift
The Orr Mackintosh Foundation operates a charity share donation scheme for shareholders with small parcels of shares whose value makes it uneconomic to sell them. Details of the scheme can be obtained from the ShareGift website at www.sharegift.org, or by telephoning ShareGift on 020 7930 3737.

Sub-division of ordinary shares and share consolidation
On 28 July 1986 each Reed Elsevier PLC ordinary share of £1 nominal value was sub-divided into four ordinary shares of 25p each. On 2 May 1997 each 25p ordinary share was sub-divided into two ordinary shares of 12.5p each. On 7 January 2008 the ordinary shares of 12.5p each were consolidated on the basis of 58 new ordinary shares of $14\frac{51}{116}$p nominal value for every 67 ordinary shares of 12.5p each held.

Capital gains tax
The mid-market price of Reed Elsevier PLC's £1 ordinary shares on 31 March 1982 was 282p. Adjusting for the sub-divisions and share consolidation referred to above, results in an equivalent mid-market price of 40.72p for each existing ordinary share of $14\frac{51}{116}$p nominal value.

Information for Reed Elsevier NV ordinary shareholders

Shareholder enquiries
Enquiries from holders of Reed Elsevier NV registered ordinary shares in relation to share transfers, dividends, change of address and bank accounts should be directed to the Company Secretary of Reed Elsevier NV, at the registered office address shown on page 192.

Dividends
Dividends on Reed Elsevier NV ordinary shares are declared and paid in euros. Registered shareholders in Reed Elsevier NV will receive dividends from the company by transmission to the bank account which they have notified to the company. Dividends on shares in bearer form are paid through the intermediary of a bank or broker.

Dividend Reinvestment Plan
Shareholders can choose to reinvest dividends by purchasing additional shares through the Dividend Reinvestment Plan ("DRIP") provided by Royal Bank of Scotland N.V. ("RBS"). Shareholders who wish to participate in the DRIP are required to instruct their bank or intermediary to apply for reinvestment of their dividend entitlement with RBS.

Consolidation of ordinary shares
On 7 January 2008 the Reed Elsevier NV ordinary shares of €0.06 each were consolidated on the basis of 58 new ordinary shares of €0.07 each for every 67 ordinary shares of €0.06 held.

Shareholder Communications Channel for Reed Elsevier NV shareholders
Reed Elsevier NV has entered into arrangements with Stichting Communicatiekanaal Aandeelhouders (Shareholder Communication Channel Trustee) in the Netherlands, facilitating the communication with and between shareholders, particularly in connection with general shareholders' meetings. Under these arrangements, holders of Reed Elsevier NV bearer shares whose shares are held in the custody of a Dutch bank, and who have notified the intermediary authority appointed for these purposes of their interest, will receive written information from the company with a proxy form for their representation at general shareholder meetings. Reed Elsevier NV also uses the e-voting system of RBS, that allows its shareholders to vote electronically at general meetings of shareholders and provides the shareholder that uses the system confirmation that the vote was cast.

Information for Reed Elsevier PLC and Reed Elsevier NV ADR holders

The Reed Elsevier PLC and Reed Elsevier NV ADR Depositary is BNY Mellon. Reed Elsevier PLC's CUSIP number is 758205207 and its trading symbol is RUK. Each Reed Elsevier PLC ADR represents four Reed Elsevier PLC ordinary shares. Reed Elsevier NV's CUSIP number is 758204200 and its trading symbol is ENL. Each Reed Elsevier NV ADR represents two Reed Elsevier NV ordinary shares.

ADR shareholder services
Enquiries concerning Reed Elsevier PLC or Reed Elsevier NV ADRs should be addressed to the ADR Depositary at the address shown on page 192.

Dividends
Dividend payments on Reed Elsevier PLC and Reed Elsevier NV ADRs are converted into US dollars by the ADR Depositary.

Annual Report on Form 20-F
The Annual Report on Form 20-F for the Reed Elsevier combined businesses, Reed Elsevier PLC and Reed Elsevier NV is filed electronically with the United States Securities and Exchange Commission. A copy of Form 20-F is available on the Reed Elsevier website, or from the ADR Depositary at the address shown on page 192.

Contacts

Reed Elsevier PLC
1-3 Strand
London WC2N 5JR
United Kingdom

Tel: +44 (0) 20 7930 7077
Fax: +44 (0) 20 7166 5799

Reed Elsevier PLC Registrar
Equiniti Limited
Aspect House
Spencer Road
Lancing
West Sussex
BN99 6DA
United Kingdom

Tel: 0871 384 2960
(calls charged at 8p per minute from a BT landline, other telephony providers' costs may vary)

Tel: +44 121 415 7047 (non-UK callers)
www.shareview.co.uk

Auditors
Deloitte LLP
2 New Street Square
London EC4A 3BZ
United Kingdom

Stockbrokers
J.P. Morgan Cazenove Limited
20 Moorgate
London EC2R 6DA
United Kingdom

UBS Investment Bank
1 Finsbury Avenue
London EC2M 2PP
United Kingdom

Reed Elsevier NV
Radarweg 29
1043 NX Amsterdam
The Netherlands

Tel: +31 (0) 20 485 2906
Fax: +31 (0) 20 485 2032

Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
BNY Mellon Shareowner Services
480 Washington Blvd 27th Floor
Jersey City NJ 07310
USA

Tel: +1 888 269 2377
+1 201 680 6825 (outside the US)

email: https://vault.bnymellon.com
www.adrbny.com

Deloitte Accountants B.V.
Orlyplein 50
1043 DP Amsterdam
The Netherlands

Listing/paying agent
Royal Bank of Scotland N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

2010 financial calendar

18 February	**PLC NV**	Announcement of Results for the year ended 31 December 2009
20 April	**PLC NV**	Interim Management Statement issued in relation to the 2010 financial year
20 April	**NV**	Annual General Meeting – Reed Elsevier NV, Marriott Hotel, Stadhouderskade 12, 1054 ES Amsterdam
21 April	**PLC**	Annual General Meeting – Reed Elsevier PLC, Millennium Hotel, Grosvenor Square, London W1K 2HP
22 April	**NV**	Ex-dividend date – 2009 final dividend, Reed Elsevier NV ordinary shares and ADRs
26 April	**NV**	Record date – 2009 final dividend, Reed Elsevier NV ordinary shares and ADRs
28 April	**PLC**	Ex-dividend date – 2009 final dividend, Reed Elsevier PLC ordinary shares and ADRs
30 April	**PLC**	Record date – 2009 final dividend, Reed Elsevier PLC ordinary shares and ADRs
21 May	**PLC NV**	Payment date – 2009 final dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
28 May	**PLC NV**	Payment date – 2009 final dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
29 July	**PLC NV**	Announcement of Interim Results for the six months to 30 June 2010
4 August	**PLC NV**	Ex-dividend date – 2010 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
6 August	**PLC NV**	Record date – 2010 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares and ADRs
27 August	**PLC NV**	Payment date – 2010 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
3 September	**PLC NV**	Payment date – 2010 interim dividend, Reed Elsevier PLC and Reed Elsevier NV ADRs
18 November	**PLC NV**	Interim Management Statement issued in relation to the 2010 financial year

The following tables set out dividends and distributions paid (or proposed) in relation to the three financial years 2007 – 2009.

	per PLC ordinary share	per NV ordinary share	Payment date
Final dividend for 2009*	15.0p	€0.293	21 May 2010
Interim dividend for 2009	5.4p	€0.107	28 August 2009
Final dividend for 2008	15.0p	€0.290	22 May 2009
Interim dividend for 2008	5.3p	€0.114	29 August 2008
Final dividend for 2007	13.6p	€0.311	16 May 2008
Special distribution	82.0p	€1.767	18 January 2008
Interim dividend for 2007	4.5p	€0.114	24 August 2007

*Proposed dividend, to be submitted for approval at the respective Annual General Meetings of Reed Elsevier PLC and Reed Elsevier NV in April 2010.

	per PLC ADR	per NV ADR	Payment date
Final dividend for 2009	**	**	28 May 2010
Interim dividend for 2009	$0.35164	$0.26060	04 September 2009
Final dividend for 2008	$0.94782	$0.68679	01 June 2009
Interim dividend for 2008	$0.38743	$0.28473	05 September 2008
Final dividend for 2007	$1.05818	$0.82080	23 May 2008
Special distribution	$6.40896	$4.38020	28 January 2008
Interim dividend for 2007	$0.35978	$0.26426	31 August 2007

**Payment will be determined using the appropriate £/US$ and €/US$ exchange rate on 21 May 2010.

Principal operating locations

Reed Elsevier
1-3 Strand
London WC2N 5JR, UK
Tel: +44 (0)20 7930 7077
Fax: +44 (0)20 7166 5799

Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 485 2032

125 Park Avenue, 23rd Floor
New York, NY 10017, USA
Tel: +1 212 309 8100
Fax: +1 212 309 8187

Elsevier Reed Finance BV
Radarweg 29
1043 NX Amsterdam
The Netherlands
Tel: +31 (0)20 485 2222
Fax: +31 (0)20 485 2032

For further information or contact details, please consult our website: www.reedelsevier.com

Elsevier
Radarweg 29
1043 NX Amsterdam
The Netherlands
www.elsevier.com

The Boulevard, Langford Lane
Kidlington, Oxford OX5 1GB, UK

360 Park Avenue South
New York
NY 10010, USA

1600 John F. Kennedy Blvd
Suite 1800, Philadelphia
PA 19103, USA
www.us.elsevierhealth.com

3251 Riverport Lane
Maryland Heights, MO 63043, USA

LexisNexis
LexisNexis US
125 Park Avenue, 23rd Floor
New York, NY 10017, USA
www.lexisnexis.com

9443 Springboro Pike
Miamisburg, OH 45342, USA

121 Chanlon Road
New Providence, NJ 07974, USA
www.martindale.com

1000 Alderman Drive
Alpharetta, GA 30005, USA

LexisNexis UK
Halsbury House, 35 Chancery Lane
London WC2A 1EL, UK
www.lexisnexis.co.uk

LexisNexis France
141 rue de Javel,
75747 Paris Cedex 15
France
www.lexisnexis.fr

Reed Exhibitions
Gateway House, 28 The Quadrant
Richmond, Surrey TW9 1DN, UK
www.reedexpo.com

Reed Business Information
Reed Business Information US
360 Park Avenue South
New York
NY 10010, USA
www.reedbusiness.com

Reed Business Information UK
Quadrant House, The Quadrant
Sutton, Surrey SM2 5AS, UK
www.reedbusiness.co.uk

Reed Business Information NL
Radarweg 29
1043 NX Amsterdam
The Netherlands
www.reedbusiness.nl

Notes

Notes

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